SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 03, 2003

KEYWEST ENERGY CORPORATION

(Translation of registrant’s name into English)

#1200, 520 – 5th Avenue SW, Calgary, AB T2P 3R7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   [   ]        Form 40-F  [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]        No  [   ]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYWEST ENERGY CORPORATION (Registrant)

Date: February 03, 2003	By:	/s/ Mary C. Blue (Signature)

Mary C. Blue, Executive Vice-President
(Name and Title)

KEYWEST ENERGY CORPORATION

Notice of Special Meeting

of Holders of Common Shares
to be held on February 25, 2003

- and -

Notice of Petition

- and -

Information Circular

with respect to a proposed

ARRANGEMENT

involving

KEYWEST ENERGY CORPORATION

LUKE ENERGY LTD.

VIKING ENERGY ROYALTY TRUST

VIKING HOLDINGS INC.
(in its capacity as trustee for Viking Holdings Trust)

VIKING KEYWEST INC.

- and -

KEYWEST SHAREHOLDERS

January 24, 2003

SIGNATURE
NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES
NOTICE OF PETITION
INTRODUCTION
INFORMATION FOR UNITED STATES SHAREHOLDERS
GLOSSARY OF TERMS
ABBREVIATIONS
CONVERSION
EXCHANGE TABLE
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
SUMMARY OF THE INFORMATION CIRCULAR
The Meeting
Background to the Arrangement and Recommendation of the Board of Directors
The Board of Directors unanimously recommends that Shareholders vote in favour
The Arrangement
Benefits of the Arrangement
Purchase and Sale Agreement
Procedure for the Arrangement to Become Effective
Fairness Opinion
Lockup Agreements
Stock Exchange Listings
Canadian Federal Income Tax Considerations
Luke Energy Ltd.
Viking Energy Royalty Trust
Viking Holdings Inc.
Acquisitionco
SOLICITATION OF PROXIES AND VOTING AT THE MEETING
Solicitation of Proxies
Appointment and Revocation of Proxies
Signature of Proxy
Exercise of Discretion of Proxy
Voting Securities and Principal Holders Thereof
Advice to Beneficial Shareholders
THE ARRANGEMENT
Background to the Arrangement
The Board of Directors unanimously recommends that Shareholders vote in favour
Effect of the Arrangement Upon Shareholders
Treatment of Optionholders
Details of the Arrangement
Procedure for the Arrangement Becoming Effective
FAIRNESS OPINION
RECOMMENDATION OF THE BOARD OF DIRECTORS
TIMING
PROCEDURE FOR ELECTION AND EXCHANGE OF COMMON SHARES AND TREATMENT OF OPTIONS
Common Share Procedures
EXPENSES OF THE ARRANGEMENT
LEGAL DEVELOPMENTS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Residents of Canada
Non-Residents of Canada
RIGHTS OF DISSENT
INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT AND INTENTIONS OF SUCH PERSONS
STOCK EXCHANGE LISTINGS
REGULATORY APPROVALS
RESALE OF TRUST UNITS AND LUKE SHARES
Canada
United States
LEGAL MATTERS
OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING
Approval of the Luke Stock Option Plan
Approval of Initial Private Placement
Advance Shareholder Approval of Issuance of Common Shares of Luke
KEYWEST ENERGY CORPORATION
Selected KeyWest Consolidated Financial and Operating Information
VIKING ENERGY ROYALTY TRUST
Auditors, Registrar and Transfer Agent
INFORMATION RESPECTING LUKE ENERGY LTD.
RISK FACTORS
Additional Risk Factors
OTHER MATTERS
Industry Conditions
OTHER BUSINESS
APPROVAL OF DIRECTORS
RELIANCE
APPROVAL OF THE KEYWEST BOARD OF DIRECTORS
APPENDIX A
APPENDIX B
ARTICLE 1 DEFINITIONS
ARTICLE 2 INTERPRETATION
ARTICLE 3 KEYWEST’S AND LUKE’S CLOSING CONDITIONS
ARTICLE 4 THE TRUST’S, VHI’S AND ACQUISITIONCO’S CLOSING CONDITIONS
ARTICLE 5 MUTUAL CLOSING CONDITIONS
ARTICLE 6 KEYWEST’S AND LUKE’S REPRESENTATIONS WARRANTIES, AND COVENANTS
ARTICLE 7 THE TRUST’S, VHI’S AND ACQUISITIONCO’S REPRESENTATIONS AND WARRANTIES
ARTICLE 8 THE TRUST’S, VHI’S AND ACQUISITIONCO’S COVENANTS
ARTICLE 9 KEYWEST’S AND LUKE’S COVENANTS
ARTICLE 10 TERMINATION
ARTICLE 11 KEYWEST OPTIONS
ARTICLE 12 AMENDMENT
ARTICLE 13 COSTS
ARTICLE 14 DISCLOSURE
ARTICLE 15 MISCELLANEOUS
EXHIBIT A
EXHIBIT B
APPENDIX C
APPENDIX D
APPENDIX E
APPENDIX F
APPENDIX G
APPENDIX H
Form of Proxy
Letter of Transmittal and Election Form

APPENDICES

A	Arrangement Resolution
B	Arrangement Agreement
C	Interim Order
D	Information Respecting Luke
E	Unaudited Pro Forma Financial Statements of Viking Energy Royalty Trust
F	Fairness Opinion of Griffiths McBurney & Partners
G	Section 190 of the Canada Business Corporations Act
H	Luke Stock Option Plan

ENCLOSURES
Form of Proxy
Letter of Transmittal and Election Form
Return Envelope

January 24, 2003

Dear KeyWest Shareholder:

You are invited to attend a special meeting of our shareholders to be held, pursuant to the interim order of the Court of Queen’s Bench of Alberta, in the Bonavista Room of the Westin Calgary, 320 – 4th Avenue S.W., Calgary, Alberta on Tuesday, February 25, 2003 at 9:00 a.m. (Calgary time).

At the meeting you will be asked to consider a proposed plan of arrangement involving KeyWest, our newly formed subsidiary Luke Energy Ltd. (“Luke”), Viking Energy Royalty Trust, Viking Holdings Inc. and Viking KeyWest Inc. Pursuant to the arrangement, as a holder of common shares you will be entitled to receive at your election, for each common share: i) 0.5214 of a Trust Unit of Viking Energy Royalty Trust, ii) $3.65 cash, or iii) a combination thereof, such consideration to be prorated in the event holders of common shares elect to receive in aggregate greater than $66 million cash or 28 million Trust Units of Viking Energy Royalty Trust. You will also receive one-tenth (0.10) of one common share of Luke for every common share of KeyWest, subject to rounding.

In the event that elections by KeyWest shareholders exceed the maximum amount of cash payable by Viking Energy Royalty Trust, the consideration to be paid for each common share shall be comprised of 0.3786 of a Trust Unit of Viking Energy Royalty Trust plus $1.00 in cash for each common share. If you do not deliver a valid election by 4:30 p.m. (local time) on February 24, 2003 in accordance with the procedures set out in the accompanying materials, and the arrangement is approved, you will be deemed to have elected to receive Trust Units of Viking Energy Royalty Trust.

Luke will acquire from KeyWest on the Effective Date as part of the arrangement, certain miscellaneous assets, oil and gas assets, properties and facilities and rights to seismic data. The properties to be acquired by Luke will have initial production of approximately 160 boe/d (485 mmcf/d of gas, 80 bbls/d of oil) 415 mboe of proved producing reserves (before royalties) as well as approximately 11,720 net acres of undeveloped land.

The record date for the monthly distribution expected to be paid by the Trust to unitholders in March, 2003 is expected to occur on February 28, 2003. Subject to approval by KeyWest shareholders, the arrangement is expected to close on February 26, 2003, in which case the former shareholders of KeyWest who receive Trust Units pursuant to the arrangement will be eligible to receive the monthly distribution expected to be paid by the Trust on March 17, 2003. If closing is delayed beyond the record date, the former shareholders of KeyWest will not receive such distribution.

For the arrangement to proceed, it must be approved by at least 66 2/3% of the votes cast by KeyWest shareholders and attending the meeting in person or by proxy. Each common share shall be entitled to one vote. Court approval is also required.

Shareholders will also be asked to consider and, if deemed advisable, pass, with or without variation, certain other ordinary resolutions relating to the adoption of the Luke Stock Option Plan and private placements of Luke Shares as further described in the accompanying Notice of Meeting and Information Circular.

Griffiths McBurney & Partners was retained by our board to provide independent financial advice and to assist in considering strategic alternatives to maximize shareholder value. Griffiths McBurney & Partners has also provided its opinion to our board that the consideration offered pursuant to the arrangement is fair, from a financial point of view, to KeyWest shareholders. The board has determined that the arrangement is in the best interests of KeyWest, is fair to the shareholders and should be placed before shareholders for their approval. Our board unanimously recommends that shareholders vote in favour of the arrangement.

Certain directors, officers and shareholders have agreed to vote their common shares which represent approximately 10% of our common shares, in favour of the arrangement.

The accompanying information circular contains a detailed description of the arrangement as well as detailed information regarding KeyWest, Luke and Viking Energy Royalty Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

To be represented at the meeting you must either attend the meeting in person or sign, date and send the enclosed instrument of proxy to Computershare Trust Company of Canada, 530 – 8th Avenue S.W. Calgary, Alberta, T2P 3S8 or 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. The instrument of proxy must be received no later than 9:00 a.m. (Calgary time) on February 21, 2003. A return envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

The matters being brought before the meeting are important and we urge you to attend in person or by proxy.

Yours very truly, KEYWEST ENERGY CORPORATION

(signed) “Harold V. Pedersen” President and Chief Executive Officer

KEYWEST ENERGY CORPORATION

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES

to be held February 25, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta (the “Court”) dated January 24, 2003, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of KeyWest Energy Corporation (“KeyWest”) will be held in the Bonavista Room of the Westin Calgary, 320 – 4th Avenue S.W., Calgary, Alberta on Tuesday, February 25, 2003 at 9:00 a.m. (Calgary time) for the following purposes:

1.	to consider, and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth as Appendix A to the accompanying information circular (the “Information Circular”), to approve an arrangement involving KeyWest, Luke Energy Ltd., Viking Energy Royalty Trust, Viking Holdings Inc. and Viking KeyWest Inc. and the Shareholders (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, all as more particularly set forth and described in the accompanying Information Circular;

2.	to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution to approve the adoption of a Stock Option Plan for Luke Energy Ltd., all as more particularly set forth and described in the accompanying Information Circular;

3.	to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution approving an initial private placement, after completion of the Arrangement, of up to 1,645,000 common shares of Luke Energy Ltd. at a price of $0.81 per common share, all as more particularly set forth and described in the accompanying Information Circular;

4.	to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution approving future issuances by way of one or more private placements of up to 8,226,360 common shares of Luke Energy Ltd., all as more particularly set forth and described in the accompanying Information Circular; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is January 24, 2003. Only Shareholders whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of, to attend at and to vote at the Meeting.

A Shareholder may attend the Meeting in person or be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the applicable accompanying instrument of proxy for use at the Meeting or any adjournment thereof. To be effective, the applicable instrument of proxy must be received by the President of KeyWest, c/o Computershare Trust Company of Canada, 530 – 8th Avenue S.W. Calgary, Alberta, T2P 3S8 or to 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada) prior to the time set for the Meeting or any adjournment thereof.

Pursuant to the Interim Order, a copy of which is attached as Appendix C to the Information Circular, registered Shareholders have the right to dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 190 of the Canada Business Corporations Act and the Interim Order. A dissenting Shareholder must send to KeyWest a written objection to the Arrangement Resolution, which written objection must be received by KeyWest c/o Burnet Duckworth & Palmer LLP, Attention: Chris von Vegesack, 1400, 350 – 7th Avenue S.W., Calgary, Alberta,

T2P 3N9, by 2:00 p.m. (Calgary time) on the business day (excluding Saturdays, Sundays and statutory holidays in Canada) immediately preceding the date of the Meeting. A Shareholder’s right to dissent is more particularly described in the Information Circular and the text of Section 190 of the Canada Business Corporations Act is set forth as Appendix G to the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 190 of the Canada Business Corporations Act, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right of dissent must make arrangements for the Common Shares beneficially owned to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by KeyWest or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the holder.

DATED at the City of Calgary, in the Province of Alberta, this 24th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF KEYWEST ENERGY CORPORATION

(signed) “Harold V. Pedersen” President and Chief Executive Officer

2

Action No. 0301-01354

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS
CORPORATIONS ACT, R.S.C. 1985, c-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
KEYWEST ENERGY CORPORATION, LUKE ENERGY LTD.,
VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC.
(in its capacity as trustee of Viking Holdings Trust),
VIKING KEYWEST INC. AND THE KEYWEST SHAREHOLDERS

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”), on behalf of KeyWest Energy Corporation (“KeyWest”) with respect to a proposed arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c-44, as amended (the “CBCA”), involving KeyWest, Viking Energy Royalty Trust (the “Trust”), Viking Holdings Inc., in its capacity as trustee of Viking Holdings Trust (“VHI”), Luke Energy Ltd. (“Luke”), and the holders (“Shareholders”) of common shares of KeyWest, which Arrangement is described in greater detail in the Information Circular of KeyWest dated January 24, 2003, accompanying this Notice of Petition. At the hearing of the Petition, KeyWest intends to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c)	a declaration that the Arrangement will, upon filing of Articles of Arrangement under the CBCA, be effective in accordance with its terms; and

(d)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Court of Queen’s Bench of Alberta at the Court House, 611 – 4th Street S.W., Calgary, Alberta, Canada, on Tuesday, February 25, 2003 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Shareholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder or other interested party files with the Court and serves upon KeyWest, on or before 12:00 p.m. (Calgary time) on Monday, February 17, 2003, a Notice of Intention to Appear setting out such Shareholder’s or interested party’s address for service and indicating whether such Shareholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service on KeyWest is to be effected by delivery in person or by facsimile to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not file a Notice of Intention to Appear and attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated January 24, 2003, has given directions as to the calling and holding of a special meeting of the Shareholders for the purpose of such Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that such Shareholders shall have the right to dissent under the provisions of Section 190 of the CBCA, as amended by, and upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the Securities Act of 1933 of the United States, as amended, with respect to the distribution of securities of the Trust and Luke pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under mentioned solicitors for KeyWest upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP Barristers & Solicitors 1400, 350 – 7th Avenue S.W Calgary, Alberta, T2P 3N9 Attention: Chris von Vegesack Facsimile: (403) 260-0330

Further notice of the steps in these proceedings will only be given to those who have filed a Notice of Intention to Appear.

DATED at the City of Calgary, in the Province of Alberta, this 24th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF KEYWEST ENERGY CORPORATION

(signed) “Harold V. Pedersen” President and Chief Executive Officer

2

KEYWEST ENERGY CORPORATION

INFORMATION CIRCULAR

Special Meeting of Shareholders

to be held on February 25, 2003

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of KeyWest for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstance, create an implication that there has been no change in the information set forth therein since the date of this Information Circular.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix B and Exhibit 1 to Appendix B respectively, to this Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of January 15, 2003 unless otherwise specifically stated.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Trust Units and Luke Shares to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The Trust Units and Luke Shares will not be listed for trading on any United States stock exchange. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). The solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements, pro forma and historical information of the Trust, BXL, KeyWest and Luke included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements, pro forma and historical information of United States companies. Likewise, information concerning the operations of the Trust, BXL, KeyWest and Luke contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

HOLDERS OF KEYWEST COMMON SHARES SHOULD BE AWARE THAT THE ARRANGEMENT AND THE OWNERSHIP OF TRUST UNITS AND LUKE SHARES MAY HAVE TAX CONSEQUENCES IN THE UNITED STATES THAT ARE NOT DESCRIBED IN THIS INFORMATION CIRCULAR. EACH

HOLDER OF KEYWEST SHARES THAT IS SUBJECT TO UNITED STATES TAXATION SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF SUCH MATTERS.

Any offers to resell or resales of Trust Units or Luke Shares into the United States or to a U.S. person (as defined in Regulation S of the 1933 Act) received under the Arrangement by persons who, immediately prior to the Arrangement, were “affiliates” (as defined in Rule 144 under the 1933 Act) of KeyWest, VHI, Acquisitionco or the Trust, or who will be affiliates of Luke or the Trust after the Arrangement, are subject to restrictions under the 1933 Act. See “Resale of Trust Units and Luke Shares”.

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars. See the summary of historical currency exchange rates for converting Canadian dollars into United States dollars. United States Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that KeyWest, Luke, VHI, Acquisitionco, AmalgamationCo and the Trust are or will be organized or settled, as applicable, under the laws of a jurisdiction outside the United States, that their officers and directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of KeyWest, VHI, Acquisitionco, AmalgamationCo, the Trust and such persons, and a material portion of the assets of Luke, may be located outside the United States.

THE ISSUANCE OF TRUST UNITS AND LUKE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

DEALER MANAGER AND SOLICITING DEALER GROUP

The Trust has engaged the services of Scotia Capital Inc. to act as dealer manager in connection with the Arrangement. Scotia Capital Inc. will be reimbursed by the Trust for reasonable out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities, including liabilities under securities laws. Scotia Capital Inc. renders various investment banking, commercial banking and other advisory services to the Trust and its affiliates and is expected to continue to render such services, for which it has received and expects to continue to receive customary compensation from the Trust and its affiliates.

Scotia Capital Inc. will form and manage a soliciting group (the “Soliciting Dealer Group”) to solicit favourable proxies for the approval of the Arrangement. The Soliciting Dealer Group will include members of the Investment Dealers Association of Canada and the TSX. The Trust will pay to any member of the Soliciting Dealer Group whose name appears on the designated place on a duly executed and delivered form of proxy accompanying this Information Circular which is voted in favour of the Arrangement, a solicitation fee of $0.03 per Common Share deposited, provided the solicitation fee in respect of any single voting beneficial owner of Common Shares shall not be less than $85.00 nor more than $1,500.00 (provided that in the case of a beneficial owner of less than 2,800 Common Shares which are voted, no solicitation fee is payable). No solicitation fee will be paid with respect to the proxies voted in favour of the Arrangement by the directors and officers of KeyWest pursuant to the Lockup Agreements.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular and, unless otherwise indicated, in the Summary and Appendices. Terms and abbreviations used in the financial statements of each of KeyWest, the Trust and Luke are defined separately and terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Abandonment and Reclamation Obligations” means abandonment of any wells, tangibles or miscellaneous interests and restoring the surface of the lands, all in compliance with laws including common law, regulations, orders and directives of governmental authorities having jurisdiction with respect to the said abandonment of the said restoration of the surface lands;

“Acquisition Note Indenture” means the note indenture to be made between Acquisitionco and Computershare Trust Company of Canada governing the issuance of the Acquisition Notes;

“Acquisition Notes” means the unsecured, subordinated notes having substantially the terms summarized in Schedule A to the Plan of Arrangement, issuable by Acquisitionco under the Arrangement in an amount per note determined as of the Effective Date equal to the Viking Weighted Average Trading Price multiplied by 0.5214;

“Acquisitionco” means Viking KeyWest Inc., a corporation incorporated under the CBCA and which is wholly-owned by VHI in its capacity as trustee for Viking Holdings Trust;

“affiliate” or “associate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“Aggregate Cash Elected” means the aggregate amount of cash that would be payable to Holders based upon the elections to receive the Cash Consideration or the Combined Consideration made pursuant to the Plan of Arrangement before giving effect to the proration provisions thereof;

“Aggregate Units Elected” means the aggregate number of Trust Units that would be issuable to Holders based upon the elections to receive the Trust Unit Consideration or the Combined Consideration made pursuant to the Plan of Arrangement (including, for greater certainty, elections to receive the Trust Unit Consideration deemed to have been made pursuant thereto) before giving effect to the proration provisions thereof;

“Amalgamation” means the amalgamation of KeyWest and Acquisitionco pursuant to the provisions of the Arrangement;

“AmalgamationCo” means the corporation resulting from the amalgamation of KeyWest and Acquisitionco pursuant to the Arrangement;

“Applicable Laws” means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including the ABCA, CBCA, TSX, TSX Venture Exchange, all securities laws, regulations, rules and policies of the provinces of Canada, the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and the United States state securities and “blue sky” laws and regulations;

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement made as of January 17, 2003 among the Trust, VHI, Acquisitionco, KeyWest and Luke, pursuant to which such parties have proposed to implement the Arrangement, which agreement is attached as Appendix B to this Information Circular, including any amendment thereto;

“Arrangement Resolution” means the special resolution of the Shareholders in substantially the form attached as Appendix A to this Information Circular to be considered and voted upon by the holders of Common Shares at the Meeting;

“ARTC” means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as “Alberta Royalty Tax Credits”;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Section 192(6) of the CBCA to be filed with the Director after the Final Order has been made to give effect to the Arrangement;

“Board of Directors” or “Board” means the board of directors of KeyWest;

“Break Fee” means the $7.7 million fee payable by KeyWest to the Trust in accordance with the Arrangement Agreement in certain circumstances;

“BXL” means BXL Energy Ltd.;

“Business Day” or “business day” means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

“Cash Consideration” means the consideration in the form of cash to be received at the election of a Shareholder, subject to prorationing, if applicable, pursuant to the Plan of Arrangement;

“Cash Limit” means $66,000,000, being the aggregate amount of cash available to Shareholders electing to receive Cash Consideration pursuant to the Plan of Arrangement;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c-44, as amended, including the regulations promulgated thereunder;

“Certificate of Arrangement” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

“Combined Consideration” means the consideration in the form of cash and Trust Units to be received at the election of a Shareholder, subject to prorationing and rounding, if applicable, pursuant to the Plan of Arrangement;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act;

“Common Shares” means the common shares of KeyWest as constituted on the date of the Arrangement Agreement;

“Competition Act” means the Competition Act (Canada), as amended;

“Court” means the Court of Queen’s Bench of Alberta;

“Debentures” means the $75 million aggregate principal amount 10.5% extendible convertible unsecured subordinated debentures of the Trust issued on January 15, 2003;

“Depositary” means Computershare Trust Company of Canada, or such other trust company as may be designated by KeyWest with the approval of the Trust;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissenting Shareholders” means registered holders of Common Shares who validly exercise the right of dissent in respect of the Arrangement Resolution provided to them under the CBCA and the Interim Order;

“Dissent Notice” means a written notice made pursuant to Section 190(7) of the CBCA containing a Dissenting Shareholder’s name and address, the number of Common Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair market value of such Common Shares;

“Distributable Cash” means all amounts distributed or to be distributed during any applicable period to Unitholders;

“Effective Date” means the date the Arrangement is effective under the CBCA;

“Effective Time” has the meaning set forth in the Plan of Arrangement;

“Election Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

“Environmental Damage” means any one or more of the following: (i) soil, ground water, surface water or aquifer contamination, (ii) corrosion or deterioration of structure, equipment, gathering lines or any other tangible interests, (iii) emissions of toxic or hazardous substances, (iv) the effects of non-compliance with any law, regulation, order or directive of any governmental authority having jurisdiction at the relevant time, and (v) death or injury to any human being, animal or plant;

“EUB” means the Alberta Energy and Utilities Board;

“Fairness Opinion” means the opinion of GMP dated January 24, 2003, a copy of which is attached as Appendix F hereto;

“Final Order” means the final order of the Court approving the Arrangement to be applied for following the Meeting pursuant to the provisions of paragraph 192(4)(e) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GMP” means Griffiths McBurney & Partners, financial advisor to KeyWest with respect to the Arrangement;

“Holder” or “Shareholder” or “KeyWest Shareholder” means a registered holder of Common Shares immediately prior to the Effective Date or any person who surrenders to the Transfer Agent certificates representing Common Shares duly endorsed for transfer to such person;

“Initial Private Placement” means the proposed sale by private placement of up to 1,645,000 Luke Shares upon completion of the Arrangement, on such terms as may be determined by the board of directors of Luke as described under “Other Matters to be Brought Before the Meeting — Approval of Initial Private Placement”;

“Information Circular” means this information circular and all appendices hereto;

“Interim Order” means the interim order of the Court dated January 24, 2003 under Section 192(4)(c) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of KeyWest therefor, a copy of which order is attached as Appendix C to this Information Circular, including any amendments or modifications thereto;

“KeyWest” means KeyWest Energy Corporation, a corporation duly incorporated under the CBCA;

“KeyWest AIF” means the Revised Initial Annual Information Form of KeyWest for the year ended December 31, 2001 dated October 11, 2002, incorporated by reference into this Information Circular;

“KeyWest Energy Partnership” means KeyWest Energy Partnership, a partnership formed under the laws of the Province of Alberta between KeyWest and its wholly-owned subsidiary Viewpoint;

“KeyWest GLJ Reserve Report” means the report of Gilbert Laustsen Jung Associates Ltd. dated October 9, 2002 evaluating KeyWest’s oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves, effective at October 1, 2002;

“KeyWest Option Plan” means the 1998 stock option plan of KeyWest approved by the shareholders of KeyWest on May 14, 1998, and any amendments thereto;

“LEI” means Landover Energy Inc.;

“Letter of Transmittal” means the letter of transmittal and election form accompanying this Information Circular for use by the Shareholders in connection with the deposit and exchange of their Common Shares pursuant to the Arrangement;

“Licensee Liability Rating” means the licensee liability rating as set forth by the EUB under ID-2001-8 and related EUB regulations, guidelines, interim directives and policies;

“Lockup Agreements” means the lockup agreements of the directors and officers of KeyWest to vote the Common Shares owned or controlled by them as at the Record Date in favour of the Arrangement;

“Losses” means all claims, judgments, orders, arbitrations, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses, set-offs and contribution;

“Luke” means Luke Energy Ltd., a corporation incorporated under the CBCA and presently a wholly-owned subsidiary of KeyWest;

“Luke Conveyance” means all the transactions between and among KeyWest Energy Partnership, KeyWest, Viewpoint, Acquisitionco, VHI and Luke and any of their respective direct or indirect subsidiaries pursuant to which the Retained Assets and related liabilities are conveyed, directly or indirectly, to Luke;

“Luke NAV” means the net asset value placed on the Retained Assets as determined with reference to the Luke Reserve Report and the Luke Seaton Jordan Report;

“Luke Note Trustee” means Computershare Trust Company of Canada;

“Luke Notes” means the unsecured, non-interest bearing, demand promissory notes issuable by Acquisitionco as Luke Share Consideration in an amount per note equal to the Luke Principal Amount;

“Luke Principal Amount” means the quotient obtained by dividing (i) the fair market value of the Retained Assets in an amount equal to $5,347,296 by (ii) the total number of Luke Notes issuable by Acquisitionco;

“Luke Reserve Report” means the evaluation report prepared by GLJ dated January 15, 2003 and effective January 1, 2003, respecting the oil and gas assets to be acquired by Luke pursuant to the Purchase and Sale Agreement;

“Luke Seaton Jordan Report” means the report prepared by Seaton Jordan & Associates Ltd. dated January 16, 2003 and effective January 15, 2003 evaluating the undeveloped acreage to be acquired by Luke pursuant to the Purchase and Sale Agreement;

“Luke Share Consideration” means the consideration in the form of Luke Notes to be received by KeyWest Shareholders pursuant to the Plan of Arrangement and which will be subsequently exchanged for Luke Shares pursuant to the Plan of Arrangement;

“Luke Share NAV” means the Luke NAV divided by the total number of Luke Shares outstanding after giving effect to the Arrangement and prior to giving effect to the Initial Private Placement;

“Luke Shares” means common shares in the capital of Luke and “Luke Shareholders” means the holders from time to time of Luke Shares;

“Luke Stock Option Plan” means the stock option plan of Luke to be approved at the Meeting and which is attached as Appendix H hereto;

“Manager” means Viking Management Ltd.;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business of that Party, but “Material Adverse Change” shall not include a change resulting from (i) a matter of which has been publicly disclosed as of the date of this Agreement or which the other party has been specifically advised of in writing as of the date of this Agreement, (ii) a change directly resulting from an action taken by one Party to which the other Party hereto consented to in writing, (iii) compliance by KeyWest with its covenants in 9.1(c) of the Arrangement Agreement, (iv) conditions affecting the oil and gas industry in the jurisdictions in which the Trust or KeyWest holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes, or (v) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

“Material Adverse Effect” means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of the Trust, VHI, Acquisitionco or KeyWest, as applicable, but “Material Adverse Effect” shall not include an effect resulting from (i) a matter of which the other party has been specifically advised of in writing as of the date of this Agreement, (ii) an effect directly resulting from an action taken by one Party to which the other Party hereto consented to in writing, (iii) compliance by KeyWest with its covenants in 9.1(c) of the Arrangement Agreement, (iv) conditions affecting the oil and gas industry in the jurisdictions in which the Trust or KeyWest holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes, or (v) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

“Meeting” means the special meeting of holders of Common Shares to be held on February 25, 2003 and any adjournment(s) thereof to consider and to vote on, amongst other things, the Arrangement Resolution;

“Notice of Petition” means the Notice of Petition by KeyWest to the Court for the Final Order which accompanies this Information Circular;

“Notice of Meeting” means the Notice of Special Meeting of Shareholders which accompanies this Information Circular;

“Offer to Pay” means a written offer to pay a Dissenting Shareholder an amount considered by the board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair market value was determined;

“Operating Entities” means the Trust, VHI, Acquisitionco and AmalgamationCo and each of their subsidiaries and partnerships and, if the Arrangement becomes effective, includes KeyWest and each of its subsidiaries and partnerships;

“Options” means the outstanding options or other rights, if any, to purchase Common Shares granted pursuant to the KeyWest Option Plan;

“Optionholders” means holders from time to time of Options;

“Outside Date” means April 30, 2003;

“Payment Demand” means a Dissenting Shareholder’s written notice containing his or her name and address, the number of Common Shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such Common Shares;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan of Arrangement” means the plan of arrangement set forth as Exhibit 1 to the Arrangement Agreement which is attached as Appendix B to this Information Circular, and any amendment or variation thereto;

“Purchase and Sale Agreement” means the Purchase and Sale Agreement relating to the Retained Assets dated January 17, 2003 among KeyWest, as vendor, Luke, as purchaser and VHI, VEAL, VLI, VEL and the Trust, as third parties pursuant to which the sale by KeyWest to Luke of the Retained Assets will be effected;

“Record Date” means the close of business on January 24, 2003;

“Regulation S” means Regulation S under the 1933 Act;

“Regulatory Authorities” means all securities commissions, stock exchanges or other similar regulatory authorities in Canada and, as applicable, the United States and elsewhere;

“Retained Assets” means certain miscellaneous assets, oil and gas assets, properties and facilities and rights to seismic data to be transferred by KeyWest to Luke on the Effective Date as part of the Arrangement pursuant to the Purchase and Sale Agreement;

“Securityholder” means a holder from time to time of Common Shares or Options;

“Shareholders” means the holders from time to time of Common Shares;

“subsidiary” means, when used to indicate a relationship with another body corporate:

(a)	a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b)	a subsidiary of a body corporate that is the other’s subsidiary;

and in the case of the Trust, includes VHI and Acquisitionco;

“Superior Take-over Proposal” means any bona fide written Take-over Proposal which, in the opinion of KeyWest’s board of directors, acting reasonably and in good faith and after consultation with its financial and legal advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would be superior to the Arrangement contemplated by the Plan of Arrangement;

“Take-over Proposal” means, in respect of KeyWest or its assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets, sale of treasury shares (other than pursuant to the KeyWest Options) or other business combination or similar transaction other than the Arrangement contemplated by the Plan of Arrangement;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

“Tax Regulations” means the regulations enacted under the Tax Act;

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the applicable party to the Arrangement Agreement or any subsidiary of such party, as the case may be, is required to pay, withhold or collect;

“Transfer Agent” means Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, the registrar and transfer agent for the Common Shares;

“Trust” means Viking Energy Royalty Trust, a trust duly settled under the laws of the Province of Alberta;

“Trust Unit” or “Unit” means a trust unit of the Trust, each trust unit representing an equal undivided beneficial interest therein;

“Trust Unit Consideration” means the consideration in the form of Trust Units to be received at the election or deemed election of a Shareholder, subject to prorationing and rounding, if applicable, pursuant to the Plan of Arrangement;

“Trust Unitholders” or “Unitholders” means the holders from time to time of Trust Units;

“Trust Unit Limit” means 28,000,000, being the aggregate number of Trust Units available to Shareholders electing to receive Combined Consideration or electing or being deemed to elect to receive Trust Unit Consideration, subject to prorationing and rounding, if applicable, pursuant to the Plan of Arrangement;

“Trustee” means Computershare Trust Company of Canada or such other trustee, from time to time, of the Trust;

“TSX” means the Toronto Stock Exchange;

“U.S. person” has the meaning ascribed to it in Rule 902 (k) of the 1933 Act;

“United States” and “U.S.” mean the United States, it territories and possessions, any state of the United States, and the District of Columbia;

“VEAL” means Viking Energy Acquisition Ltd.;

“VEL” means Viking Energy Ltd.;

“VERT Trust Indenture” means the Amended and Restated Trust Indenture regarding the Trust Units dated as of May 15, 2001 among the Trustee, in its capacity as trustee of the Trust, VHI in its own capacity and its capacity as trustee of VHT, VEAL, and A. Kirk Purdy, as amended and restated from time to time;

“VHI” means Viking Holdings Inc., as trustee for and on behalf of VHT;

“VHT” means Viking Holdings Trust;

“VHT Trust Indenture” means the amended and restated VHT Trust Indenture dated as of May 15, 2001 among VHI, in its capacity as trustee of VHT, and the Trustee, in its capacity as trustee of the Trust.;

“Viewpoint” means Viewpoint Resources Ltd., a corporation incorporated under the ABCA and which is a wholly-owned subsidiary by KeyWest;

“Viking AIF” means the Renewal Annual Information Form of the Trust for the year ended December 31, 2001 dated May 17, 2002 incorporated by reference in this Information Circular;

“Viking Confidentiality Agreement” means the confidentiality agreement between the Trust and KeyWest dated November 21, 2002;

“Viking Financing” means the issuance and sale by the Trust of $75 million principal amount of Debentures completed January 15, 2003;

“Viking Weighted Average Trading Price” shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the Toronto Stock Exchange over the 5 consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period;

“VLI” means Viking Landover Inc.

“Voting Trust Agreement” means the voting trust agreement dated May 15, 2001 between Computershare Trust Company of Canada, as trustee, and the Trust;

“Voting Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Voting Trust Agreement; and

“1933 Act” means the United States Securities Act of 1933, as amended.

In this Information Circular, the term “the Trust” refers to the Trust and its subsidiaries on a consolidated basis, unless the context otherwise requires.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl or bbls	barrel or barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	mmcf/d	million cubic feet per day
		MMBTU	million British Thermal Units

Other

BOE	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

BOE/d	barrels of oil equivalent per day.

MBOE	means thousand barrels of oil equivalent.

WTI	means West Texas Intermediate.

API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by

mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

EXCHANGE TABLE

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for one Canadian dollar, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of these exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	9 Months
	ended
	September 30,		Year ended December 31,

	2002	2001	2000	1999	1998	1997

Rate at end of period	$0.6304	$0.6279	$0.6669	$0.6925	$0.6504	$0.6999
Average rate during period	0.6368	0.6458	0.6732	0.6730	0.6740	0.7220
High	0.6619	0.6697	0.6969	0.6925	0.7105	0.7487
Low	0.6200	0.6241	0.6410	0.6535	0.6341	0.6945

On January 22, 2003 the noon buying rate of the Federal Reserve Bank of New York for $1.00 Canadian was $0.6525 United States.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the Trust’s or Luke’s future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations. Many of these statements can be identified by looking for words such as “believe,” “expects,” “will,” “intends,” “projects,” “anticipates,” “estimates,” “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to: the anticipated benefits and enhanced shareholder value resulting from the Arrangement; the timing and success of applications to obtain approvals required with respect to the Arrangement; the number of Luke Shares to be issued in the Initial Private Placement and the estimated aggregate proceeds therefrom; the use of proceeds by Luke from the Initial Private Placement; Luke’s main sources of capital; the characteristics attaching to private placements completed in reliance on advance approval from Luke’s shareholders; the benefits of advance approval for private placements; the estimated future net cash flows, before income taxes, attributed to the reserves of the Trust, KeyWest and Luke; the ability of VHI and Acquisitionco to maximize operating efficiencies of the Operating Entities; the benefits of VHI’s policy with respect to stabilizing cash distributions via hedging; VHI’s acquisition strategy; the nature of Luke’s operations following the Arrangement; the sources of the Operating Entities’ income; forecasts of capital expenditures and the sources of the financing thereof; VHI’s intention to refinance any required repayments of its credit facility; the industry trend toward consolidation; the scarcity of access to external capital in the industry; the potentially larger relative returns from investing in smaller companies; the impact of acquisitions by American companies on the valuation of Canadian companies; the weakening of the Canadian dollar; Luke’s drilling, exploration and acquisition strategy; and Luke’s drilling plans. KeyWest cannot assure you that the plans, intentions or expectations upon which these forward-looking statements are based will occur. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although KeyWest believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct. Some of the risks which could affect the Trust’s, KeyWest’s or Luke’s future results and could cause the results to differ materially from those expressed in these forward-looking statements include: the impact of general economic conditions in Canada and the United States; industry conditions, including fluctuations in the price of oil and natural gas and royalties payable in respect of oil and gas production; the impact of governmental regulation of the oil and gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the uncertainty inherent in estimating oil and gas reserves; the impact of competition; difficulties encountered during the exploration for and production of oil and gas; variations in production and problems inherent to the marketability of oil and gas, including the proximity to and capacity of oil and gas pipelines and processing equipment; reservoir characteristics; and the uncertainty inherent in attracting capital.

The information set forth under the headings “Risk Factors” in this Information Circular, in the case of the Trust and in Appendix D, in the case of Luke, identifies additional factors that could affect the Trust’s and Luke’s respective operations, results and performance. Shareholders should carefully consider those factors.

Any such forward-looking statements are expressly qualified in their entirety by this cautionary statement. Moreover, neither KeyWest nor anyone else assumes responsibility for the accuracy or completeness of such forward-looking statements. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and KeyWest undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise. You should not place undue reliance on forward-looking statements.

SUMMARY OF THE INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in the Information Circular, including the Appendices hereto, and should be read together with the more detailed information and financial data and statements contained or referred to elsewhere in the Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held in the Bonavista Room of the Westin Calgary, 320 – 4th Avenue S.W., Calgary, Alberta on Tuesday, February 25, 2003 at 9:00 a.m. (Calgary time) for the purpose of, among other things, KeyWest Shareholders considering and, if deemed advisable, passing, with or without variation, the Arrangement Resolution. Shareholders will also be asked to consider and, if deemed advisable, pass, with or without variation, certain other ordinary resolutions relating to the adoption of the Luke Stock Option Plan and private placements of Luke Shares. See “Other Matters to be Brought Before the Meeting”.

Background to the Arrangement and Recommendation of the Board of Directors

KeyWest’s stated corporate strategy has been to consider a transaction which would maximize shareholder value through a corporate transaction which might include the possible conversion to an income fund or royalty trust, or the sale or merger of the Corporation, as KeyWest’s petroleum and natural gas production approached the 10,000 BOE/d level. In that context, KeyWest engaged GLJ in mid-October, 2002 to prepare an updated engineering evaluation of KeyWest’s petroleum and natural gas reserves and senior management of the Corporation was engaged to make a determination of any additional upside in KeyWest’s properties over and above the values assigned in the KeyWest GLJ Reserve Report and to summarize KeyWest’s key information in relation to its business and assets.

On October 24, 2002, Harold Pedersen, President of KeyWest, was approached by two representatives of Scotia Capital Inc. who indicated that they represented an issuer that was interested in acquiring KeyWest. As KeyWest was in the middle of an equity financing, Mr. Pedersen indicated that he did not wish to entertain any discussions in relation thereto at that stage.

Following completion of KeyWest’s special warrant financing and qualification for distribution of the underlying common shares by way of prospectus in November 2002, Mr. Pedersen engaged in several discussions with representatives of Griffiths McBurney & Partners as to possible strategic alternatives in the pursuit of maximizing shareholder value and had discussions generally as to the state of the financial markets in the context of the oil and gas industry. Following such discussions, Griffiths McBurney & Partners was instructed to contact Scotia Capital Inc. and determine the level of interest of their client. Scotia Capital Inc. responded that they were representing Viking Energy Royalty Trust and expressed, on their behalf, a desire to review the KeyWest GLJ Reserve Report and other confidential corporate data and that Viking was prepared to sign a confidentiality and standstill agreement with KeyWest in that regard.

On November 22, 2002, KeyWest and Viking executed the Viking Confidentiality Agreement and KeyWest presented Viking with a corporate overview together with certain additional confidential information and data not included in the KeyWest GLJ Reserve Report including KeyWest’s view of potential upside in its petroleum and natural gas properties.

On December 9, 2002, KeyWest formally engaged GMP as its financial advisor to assist KeyWest and the Board of Directors in considering strategic alternatives to enhance shareholder value and, if requested, to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be offered to Shareholders pursuant to any sale of or merger involving KeyWest. Additionally, on December 9, 2002, GMP and senior management of KeyWest attended at Viking’s offices where they received a proposal from Viking to acquire KeyWest Shares. KeyWest’s initial reaction to the offer was that it was too low and GMP was instructed to explore opportunities for an improvement in Viking’s offer and also to canvass other potential and suitable merger candidates to determine their level of interest in pursuing a business combination with KeyWest.

During the period of December 9 through to December 18, 2002, negotiations continued between Viking and KeyWest and their respective financial advisors resulting in an improved offer for each KeyWest Share, of (i) 0.5214 of a Trust Unit of Viking Energy Royalty Trust, (ii) $3.65 cash or (iii) a combination thereof, such consideration to be pro-rated in the event that holders of Common Shares elect to receive an aggregate greater than $66,000,000 cash or 28,000,000 Trust Units, together with the sale of the Retained Assets to a newly formed exploration company to be led by the current senior management team of KeyWest, which shares would be distributed to KeyWest Shareholders in connection with any proposed merger arrangement of KeyWest with Viking.

On December 18, 2002, the Board of Directors met to review and consider the terms of the Viking proposal to be effected by way of a plan of arrangement together with a draft of the initial acquisition agreement (the “Initial Agreement”) which set out the consideration to be offered to KeyWest Shareholders, the assets to be sold as part of the arrangement to a newly formed exploration corporation, the proposed structure of the transaction and certain representations and warranties and covenants of each of KeyWest and Viking including the conditions upon which KeyWest would be required to pay to Viking a non-completion fee and a requirement for KeyWest not to solicit further proposals from other parties, except in limited circumstances. The board was also presented with a proposed form of lock-up agreement required to be executed by officers and directors of KeyWest in support of the proposed transaction. During this meeting, the Board of Directors received presentations from management, GMP and KeyWest’s legal counsel. After deliberations, the Board of Directors authorized Harold Pedersen, President of KeyWest, to negotiate the final terms of the proposed form of Initial Agreement and lock-up agreements authorized the execution of the Initial Agreement in such final form and also authorized Harold Pedersen to negotiate the definitive terms of a formal arrangement agreement, purchase and sale agreement in respect of the Retained Assets and related documentation. Additionally, the Board of Directors determined that the Arrangement was fair to Shareholders, that the Arrangement was in the best interests of KeyWest and its Shareholders and resolved to unanimously recommend that Shareholders vote in favour of the Arrangement. In the late evening of December 18, 2002, Viking, VHI and KeyWest executed the Initial Agreement and directors and officers of KeyWest beneficially holding approximately 9% of the issued and outstanding KeyWest Shares executed the Lock-Up Agreements to vote in favour of the Arrangement. On December 19, 2002, Viking and KeyWest jointly announced the transaction prior to the opening of the market.

During this process, the Board of Directors reviewed and considered, among other things, the alternatives available to maximize value for Shareholders; legal counsel’s views of the terms of the Arrangement, the Plan of Arrangement and form of Lock-Up Agreements; and GMP’s views that the consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders. The advice of GMP included a discussion of the value of the consideration offered to KeyWest Shareholders pursuant to the Arrangement, an assessment of comparable transactions and the prospect of superior proposals arising. The Board of Directors also received advice from legal counsel on the Board of Directors’ duties and responsibilities generally and in connection with the Arrangement and discussed with legal counsel a number of issues arising in respect of the Initial Agreement, the proposed arrangement agreement and related documentation. KeyWest’s financial and legal advisors also provided advice to the Board of Directors on the structure of the transaction. The Board of Directors considered alternatives that might be available to KeyWest, factors set forth under the heading “Benefits of the Arrangement” and the advice of GMP and Burnet, Duckworth & Palmer LLP and, on this basis, the Board of Directors approved the merger of KeyWest with Viking on the essential terms and principals contained in the Initial Agreement. Pursuant to the terms of the Initial Agreement, the Trust, VHI and KeyWest agreed to negotiate in good faith the terms of a definitive arrangement agreement and the elements of the arrangement together with the terms of a definitive purchase and sale agreement in relation to the properties and miscellaneous rights and interests to be conveyed to a newly formed exploration company in exchange for shares thereof to be distributed to the KeyWest Shareholders in connection with the Arrangement. Such terms and elements are respectively set forth in the Arrangement Agreement, the Plan of Arrangement and the Purchase and Sale Agreement and the schedules thereto.

On January 17, 2003 the Trust, VHI, Acquisitionco, KeyWest and Luke executed the Arrangement Agreement attached hereto as Appendix B and KeyWest and Luke executed the Purchase and Sale Agreement the principal terms of which are summarized in Exhibit B to the Arrangement Agreement.

On January 24, 2003, the Board of Directors approved this Information Circular and KeyWest’s application to the Court of Queen’s Bench for the interim order and reconfirmed its recommendation to Shareholders respecting the Arrangement.

The Board of Directors unanimously recommends that Shareholders vote in favour of the special resolution to approve the Arrangement.

The Arrangement

Pre-Arrangement

Post-Arrangement

Note:

(1)	Assumes the issuance of 24.9 million Trust Units pursuant to the Arrangement and that all KeyWest Shareholders elect to receive the cash consideration. See “Effect of the Acquisition of KeyWest on the Trust — Consolidated Capitalization”.

The Plan of Arrangement provides for the following transactions to occur on the Effective Date:

(a)	The Retained Assets shall be transferred by KeyWest to Luke, and Luke shall issue Luke Shares to KeyWest in consideration therefor in accordance with the terms and conditions of the Purchase and Sale Agreement. The number of Luke Shares to be issued to KeyWest shall be: (i) the difference between the number of KeyWest Shares outstanding immediately prior to the Effective Time and the number of Luke Shares held by KeyWest immediately prior to the Effective Time, divided by ten (10); less (ii) the number of Luke Shares held by KeyWest immediately prior to the Effective Time divided by ten (10);

(b)	Each issued and outstanding KeyWest Share (other than KeyWest Shares held by Dissenting Shareholders) shall be transferred to Acquisitionco (free and clear of all claims) in exchange for:

(i)	Luke Share Consideration on the basis of one Luke Note for each ten (10) KeyWest Shares held; and

(ii)	in accordance with the election or deemed election of the holder of such KeyWest Share and subject to sections 3.02 and 3.03 of the Plan of Arrangement:

A.	Trust Unit Consideration on the basis of one Acquisition Note for each KeyWest Share held;

B.	Cash Consideration on the basis of $3.65 in cash for each KeyWest Share held; or

C.	a combination of Trust Unit Consideration and Cash Consideration;

(c)	Each Acquisition Note shall be exchanged with the Trust for 0.5214 of a Trust Unit;

(d)	KeyWest and Acquisitionco shall be amalgamated and continue as one corporation in accordance with the following:

(i)	the KeyWest Shares shall be cancelled without any repayment of capital;

(ii)	the articles of the Amalgamated Corporation shall be the same as the articles of Acquisitionco, and the name of the amalgamated corporation shall be the name of Acquisitionco;

(iii)	no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation and for greater certainty, the Acquisitionco shares, Acquisition Notes and Luke Notes shall survive and continue to be Acquisitionco shares, Acquisition Notes and Luke Notes of the Amalgamated Corporation without amendment;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(v)	the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(ix)	the Articles of Amalgamation of the Amalgamated Corporation shall be deemed to be the Articles of Incorporation of the Amalgamated Corporation and the Certificate of

Amalgamation of the Amalgamated Corporation shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(x)	the by-laws of Acquisitionco shall be the by-laws of the Amalgamated Corporation;

(xi)	the first directors of the Amalgamated Corporation shall be the directors of Acquisitionco;

(xii)	the first officers of the Amalgamated Corporation shall be the officers of Acquisitionco; and

(xiii)	the registered office of the Amalgamated Corporation shall be the registered office of Acquisitionco;

(e)	Subject to adjustment as provided herein, the Luke Notes shall be redeemed by the Amalgamated Corporation in exchange for Luke Shares on the basis of one Luke Note for one Luke Share;

(f)	With respect to the elections to be made by KeyWest Shareholders other than Dissenting Shareholders:

(i)	each KeyWest Shareholder shall elect to receive either the Trust Unit Consideration, the Cash Consideration or a combination thereof by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates representing such holder’s KeyWest Shares; and

(ii)	any KeyWest Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.02(a) of the Plan of Arrangement and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive the Trust Unit Consideration for such holder’s KeyWest Shares;

(g)	With respect to elections by KeyWest Shareholders to receive the Cash Consideration and elections by KeyWest Shareholders to receive a combination of the Cash Consideration and the Trust Unit Consideration, the aggregate amount of cash available is limited to $66,000,000. With respect to elections by KeyWest Shareholders to receive the Trust Unit Consideration and elections by KeyWest Shareholders to receive a combination of the Cash Consideration and the Trust Unit Consideration, the aggregate number of Trust Units that may be issued is limited to 28,000,000. If the aggregate cash elected exceeds the Cash Limit, the amount of Cash Consideration paid to the holders of KeyWest Shares so electing shall be prorated (based on the fraction equal to the Cash Limit divided by the aggregate cash elected) among all such holders who made an election to receive the Cash Consideration or an election to receive a combination of the Cash Consideration and the Trust Unit Consideration so that the aggregate amount of cash payable to all such holders shall be equal to the Cash Limit, and such holders shall receive the Trust Unit Consideration in respect of the balance of such holders’ KeyWest Shares. If the aggregate Trust Units elected exceeds the Trust Unit Limit, the amount of Trust Unit Consideration issued to the holders so electing shall be prorated (based on the fraction equal to the Trust Unit Limit divided by the aggregate Trust Units elected) among all holders who made (or are deemed to have made) an election to receive the Trust Unit Consideration or an election to receive a combination of the Cash Consideration and the Trust Unit Consideration so that the number of Trust Units issuable to all such holders shall be equal to the Trust Unit Limit, and such holders shall receive the Cash Consideration in respect of the balance of such holders’ KeyWest Shares;

(h)	With respect to the transfer of the Retained Assets to Luke in exchange for the issuance to KeyWest of the Luke Shares immediately before the Effective Time pursuant to subsection 3.01(a)

of the Plan of Arrangement, KeyWest shall become the holder of the Luke Shares so exchanged and shall be added to the register of holders of Luke Shares;

(i)	With respect to each KeyWest Shareholder (other than Dissenting Shareholders) immediately before the Effective Time:

(i)	upon the exchange of KeyWest Shares thereof pursuant to subsection 3.01(b) of the Plan of Arrangement:

A.	such holder shall cease to be a holder of KeyWest Shares and the name of such holder shall be removed from the register of holders of KeyWest Shares;

B.	Acquisitionco shall become the holder of the KeyWest Shares so exchanged and shall be added to the register of holders of KeyWest Shares;

(ii)	Acquisitionco shall allot and issue to such holder the number of Luke Notes issuable to such holder on the basis set forth in subsection 3.01(b)(i) of the Plan of Arrangement, and the name of such holder shall be added the register of holders of Luke Notes; and

(iii)	Acquisitionco shall allot and issue to such holder the number of Acquisition Notes issuable and/or Cash Consideration payable to such holder on the basis set forth in subsection 3.01(b)(ii) of the Plan of Arrangement, and the name of such holder shall be added to the register of holders of Acquisition Notes, as applicable;

(j)	Upon the exchange of Acquisition Notes for Trust Units pursuant to subsection 3.01(c) of the Plan of Arrangement:

(i)	such holder shall cease to be a holder of Acquisition Notes and the name of such holder shall be removed from the register of holders of Acquisition Notes;

(ii)	the Trust shall become the holder of the Acquisition Notes so exchanged and shall be entered on the register of holders of Acquisition Notes; and

(iii)	the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in subsection 3.01(c) of the Plan of Arrangement and the name of such holder shall be added to the register of holders of Trust Units; and

(k)	Upon the exchange of Luke Notes for Luke Shares pursuant to subsection 3.01(e) of the Plan of Arrangement:

(i)	such holder shall cease to be a holder of Luke Notes and the name of such holder shall be removed from the register of holders of Luke Notes;

(ii)	the Amalgamated Corporation shall cease to be a holder of Luke Shares and the Amalgamated Corporation shall be removed from the register of holders of Luke Shares;

(iii)	the Amalgamated Corporation shall transfer to such holder the number of Luke Shares issuable to such holder on the basis set forth in subsection 3.01(e) of the Plan of Arrangement, and the name of such holder shall be added to the register of holders of Luke Shares; and

(iv)	all of the Luke Notes shall be cancelled.

No certificates representing fractional Luke Shares or Trust Units shall be issued upon the exchange of Luke Notes for Luke Shares or Acquisition Notes for Trust Units, as the case may be. In lieu of any fractional Luke Shares or

Trust Units, each registered KeyWest Shareholder otherwise entitled to a fractional interest in a Luke Share or Trust Unit will receive the next highest whole number of Luke Shares or Trust Units, as the case may be.

Each Shareholder will be required to deposit a completed Letter of Transmittal, in the form accompanying this Information Circular, together with the certificates representing such Shareholder’s Common Shares with the Depositary at one of the offices specified in such form. See “Procedure for Exchange of Common Shares”.

The respective obligations of KeyWest, Luke, VHI and the Trust to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See “The Arrangement — Conditions to the Arrangement”.

Benefits of the Arrangement

There are a number of benefits which are anticipated to result from the Arrangement and therefore enhance overall Shareholder value, including the following:

(a)	an opportunity for holders of Common Shares to maximize the value of KeyWest’s properties through the receipt of Trust Units of a growing energy trust, to receive monthly cash distributions from the Trust and to realize gains from potential future capital appreciation;

(b)	the value of the Trust Units and the Luke Shares represents a premium to the pre-announcement trading price of the Common Shares;

(c)	the transaction is accretive to cash available for distributions to Unitholders of the Trust;

(d)	a Shareholder will retain the operational and exploration potential of the Retained Assets through participation in Luke;

(e)	an opportunity to participate in a combined entity which is anticipated to be operationally stronger than KeyWest alone, enabling the combined entity to more effectively undertake and complete the development, production and marketing of oil and natural gas under a variety of economic conditions;

(f)	the geographic location and geologic nature of many of the core operational areas of KeyWest and the Trust should enable the combined entity to realize operational efficiencies, enhance exploitation opportunities and result in a reduction in overhead expenses and administrative costs on a unit of production basis;

(g)	the financial strength and size of the combined entity should provide improved liquidity for KeyWest Shareholders by virtue of the increase in consolidated market capitalization; and

(h)	the financial strength and size of the combined entity should provide greater access to capital markets to finance acquisition and development opportunities.

Purchase and Sale Agreement

On January 17, 2003, KeyWest, Luke and the Trust and certain of its affiliates entered into the Purchase and Sale Agreement which provides for the sale and purchase of KeyWest’s interest in the Retained Assets, subject to and in accordance with the terms of the Arrangement Agreement. Luke will provide consideration for the Retained Assets by issuing Luke Shares to KeyWest which will ultimately get distributed to the KeyWest Shareholders on the Arrangement on the basis of 0.10 of a Luke Share for each one KeyWest Share held by such holder immediately prior to the Effective Date. The closing of the Purchase and Sale Agreement will occur on the Effective Date.

KeyWest does not warrant title to the Retained Assets nor does it make any others representations or warranties in respect thereof. Luke does not make any representations or warranties other than that it is not in breach of any orders or directives of the EUB and that, by the Effective Date, it will be registered as a licensee with the EUB and have a Licensee Liability Rating greater than or equal to one.

Pursuant to the Purchase and Sale Agreement, Luke agrees to indemnify KeyWest from and against, all Losses suffered, sustained, paid or incurred by KeyWest, including all Environmental Damage and Abandonment and Reclamation Obligations relating to the Retained Assets occurring prior to or after the Effective Date. Adjustments in respect of production from the Retained Assets beyond the wellhead as of the Effective Date are to be made in favour of KeyWest and in favour of Luke in respect of all other production.

Procedure for the Arrangement to Become Effective

Shareholder Approval

The Interim Order provides that the Arrangement Resolution is required to be approved by at least 66 2/3% of the votes cast by the Shareholders, present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice or approval of the Shareholders, to amend or terminate the Arrangement Agreement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

Subject to the terms of the Arrangement Agreement and if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, KeyWest will make application to the Court for the Final Order at the Court House, 611 – 4th Street S.W., Calgary, Alberta, on February 25, 2003 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. See “The Arrangement — Procedure for the Arrangement Becoming Effective”.

Regulatory Approvals

It is a mutual condition of the Arrangement Agreement that requisite regulatory approvals be obtained prior to the Effective Date. KeyWest or the Trust will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. See “The Arrangement — Procedure for the Arrangement to Become Effective”.

Competition Act

KeyWest and the Trust will request that the Commissioner of Competition issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a “no action” letter in respect of the Arrangement. See “The Arrangement — Procedure for the Arrangement to Become Effective”.

Luke Stock Exchange Listing

It is a condition of the Arrangement Agreement that the TSX or the TSX Venture Exchange shall have conditionally approved the listing of the Luke Shares issuable pursuant to the Arrangement on terms and conditions satisfactory to KeyWest, Luke, the Trust and VHI, acting reasonably. Luke has applied to list the Luke Shares on the TSX, such listing will be subject to Luke meeting the minimum listing requirements of the TSX. KeyWest and Luke believe that Luke will meet such listing requirements upon completion of the Arrangement, but there can be no assurance that such listing will be obtained or that it will be obtained prior to the Effective Date. See “The Arrangement — Procedure for the Arrangement to Become Effective”.

Securities Commission Application

Notice of the proposed Arrangement will be submitted on behalf of KeyWest to the Québec Securities Commission and other applicable regulatory authorities in order to exempt KeyWest and Luke from the obligation to file and deliver a prospectus in connection with the distribution of Trust Units and Luke Shares, respectively, pursuant to the Arrangement. See “The Arrangement — Procedure for the Arrangement to Become Effective”.

Fairness Opinion

The Board of Directors asked GMP to address the fairness, from a financial point of view, of the consideration to be received under the Arrangement to the Shareholders. In connection with this mandate, GMP has prepared an opinion which states that the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Appendix F — Fairness Opinion of Griffiths McBurney & Partners”.

Lockup Agreements

Pursuant to the Lockup Agreements, the directors and officers of KeyWest agreed to vote the Common Shares owned or controlled by them as at the Record Date in favour of the Arrangement Resolution, which represent approximately 9% of the issued and outstanding Common Shares.

Stock Exchange Listings

The Common Shares are listed and posted for trading on the TSX under the symbol “KWE”. On December 18, 2002, the last trading day prior to the date of announcement of the Arrangement, the closing price of the Common Shares on the TSX was $3.53 per share and on January 23, 2003 was $3.41 per share. Following the Effective Date of the Arrangement, application will be made to delist the Common Shares from the TSX. The outstanding Trust Units are listed and posted for trading on the TSX under the symbol “VKR.UN”. On December 18, 2002, the closing price of Trust Units on the TSX was $7.09 per Trust Unit and on January 23, 2003 was $7.09 per Trust Unit. The Trust has applied to list Trust Units to be issued under the Arrangement on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the aggregate fair market value of the cash, Trust Units and Luke Shares received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder’s adjusted cost base of the Common Shares and any reasonable costs of disposition.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is made payable to them. Any amount paid to holders of Trust Units in excess of their share of the Trust’s income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary.

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications and the filing requirements associated with the Arrangement and the holding of Trust Units and Luke Shares. Shareholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units and Luke Shares.

Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

See “Canadian Federal Income Tax Considerations”.

Luke Energy Ltd.

Luke was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA on January 9, 2003. Luke has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Luke is KeyWest.

Following the completion of the Plan of Arrangement, Luke will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin. On the Effective Date, Luke will acquire the Retained Assets from KeyWest.

Luke’s head and registered office is located at Suite 1100, 520 – 5th Avenue S.W., Calgary, Alberta, T2P 3R7. Luke’s registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. See “Appendix D — Information Respecting Luke”.

Viking Energy Royalty Trust

The Trust is an open-end investment trust created under the laws of Alberta. The Trust is governed by the VERT Trust Indenture dated as of May 15, 2001. The beneficiaries of the Trust are the holders of the outstanding Trust Units. The Trust has retained Viking Management Ltd. to administer the Trust pursuant to an Amended and Restated Management Agreement dated as of May 15, 2001. On December 3, 2002, the Unitholders approved the internalization of the Trust’s management structure for a total cost of $8,500,000. The internalization transaction was completed on January 2, 2003. As a result of the internalization, all acquisition fees (including the acquisition fee relating to the Arrangement which otherwise would have been payable) were eliminated effective October 11, 2002 and all external management fees were eliminated effective January 1, 2003. See “Viking Energy Royalty Trust — Recent Developments — Internalization of Management”.

The Trust wholly-owns Viking Holdings Trust, Viking Holdings Inc. and Viking Energy Acquisitions Ltd. VHT was created under the laws of Alberta as a commercial trust pursuant to the VHT Trust Indenture dated October 24, 1997. VHI and VEAL were both incorporated on August 13, 1997 under the ABCA. VHI’s sole purpose is to act as trustee for and on behalf of VHT. VHI, in its capacity as trustee of VHT, directly and indirectly owns the entire interest in the Sedpex Partnership. VHI, in its capacity as trustee of VHT, also wholly-owns Viking Energy Ltd. and Viking Landover Inc. VEL was incorporated under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of BXL Energy Ltd. Effective June 30, 2001, VEL and BXL amalgamated pursuant to the provisions of the ABCA and continued as Viking Energy Ltd. VLI was incorporated under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of Landover Energy Inc. Effective June 30, 2002, VLI and LEI amalgamated pursuant to the provisions of the ABCA and continued as Viking Landover Inc.

The Trust’s principal and head office is located at Computershare Trust Company of Canada at 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 and the Manager’s principal and head office is located at Suite 400, Calgary Place, 330-5th Avenue S.W., Calgary, Alberta, T2P 0L4.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for the Trust, BXL and KeyWest as well as certain pro forma consolidated financial information after giving effect to the acquisition of all of the issued and outstanding shares of KeyWest and certain other adjustments. The pro-forma consolidated statements are not necessarily indicative of the results of operations that would have occurred for the periods presented had the acquisitions of BXL and KeyWest been effective January 1, 2001 and the acquisition of KeyWest been effective January 1, 2002 for the pro-forma consolidated income statements for the year ended December 31,

2001 and the nine months ended September 30, 2002 respectively. Furthermore, the September 30, 2002 pro-forma consolidated balance sheet is not necessarily indicative of the consolidated balance sheet that would exist had the acquisition of KeyWest occurred as at September 30, 2002. In addition, the pro-forma consolidated statements are not necessarily indicative of the operations of future years. In preparing the pro-forma consolidated statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of the Trust, BXL, and KeyWest. The following information should be read in conjunction with the unaudited pro-forma consolidated income statements of the Trust set forth in Appendix E hereto, including the notes thereto.

	For the Year Ended December 31, 2001

				Pro Forma
	Viking	BXL(3)	KeyWest	Consolidated(1)

				(unaudited)
	(thousands of dollars, except per Trust Unit/common share amounts)

Revenue, net of royalties	116,534	13,803	36,637	187,193
Net income	29,756	2,917	9,016	33,674
Per Trust Unit/common share (basic)	0.75	n/a	0.19	0.38
Per Trust Unit/common share (diluted)	0.74	n/a	0.18	0.38
Funds from operations(2)	67,621	9,759	25,085	113,785
Per Trust Unit/common share (basic)	1.70	n/a	0.53	1.56
Per Trust Unit/common share (diluted)	1.69	n/a	0.51	1.45

Notes:

(1)	See the notes to the unaudited pro forma consolidated income statements of the Trust set forth in Appendix E hereto for assumptions and adjustments. The unaudited pro forma consolidated income statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(2)	Funds from operations is before changes in non-cash working capital and is derived from net income plus depletion, depreciation and amortization plus future income taxes.

(3)	BXL’s results include the period ended June 21, 2001. For historical financial information regarding BXL, see the historical financial statements of BXL Energy Inc., including the notes thereto, set forth in Schedule A to the Trust’s renewal annual information form for the year ended December 31, 2001 dated May 17, 2002.

	For the Nine Months Ended September 30, 2002

			Pro Forma
	Viking	KeyWest	Consolidated(1)

	(unaudited)	(unaudited)	(unaudited)
	(thousands of dollars, except per Trust Unit/common share amounts)

Revenue, net of royalties	85,550	36,326	136,164
Net income	19,541	7,884	19,188
Per Trust Unit/common share (basic)	0.37	0.15	0.17
Per Trust Unit/common share (diluted)	0.36	0.14	0.17
Funds from operations(2)	50,306	24,637	83,960
Per Trust Unit/common share (basic)	0.94	0.47	0.99
Per Trust Unit/common share (diluted)	0.94	0.45	0.94

Notes:

(1)	See the notes to the unaudited pro forma consolidated income statements of the Trust set forth in Appendix E hereto for assumptions and adjustments. The unaudited pro forma consolidated income statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(2)	Funds from operations are before changes in non-cash working capital and are derived from net income plus depletion, depreciation and amortization plus future income taxes.

Viking Holdings Inc.

VHI is a corporation wholly-owned by the Trust. The head and principal offices of VHI are located at Suite 1800, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The business of VHI is restricted to acting as trustee of Viking Holdings Trust and all matters and activities ancillary thereto. Pursuant to the VHT Trust Indenture, the business of VHT is restricted to the acquisition, development, exploitation and disposition of VHT assets and all matters ancillary thereto.

Acquisitionco

Acquisitionco was incorporated as Viking KeyWest Inc. by Certificate of Incorporation issued pursuant to the provisions of the CBCA on January 14, 2003. Acquisitionco has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Acquisitionco is VHI.

Pursuant to the Plan of Arrangement, Acquisitionco will amalgamate with KeyWest to form AmalgamationCo and will continue as Viking KeyWest Inc.

Acquisitionco’s head office is located at Suite 400, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of KeyWest to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers, employees or agents of KeyWest who will not be specifically remunerated therefor. All costs of the solicitation will be borne by KeyWest.

Dealer Manager And Soliciting Dealer Group

The Trust has engaged the services of Scotia Capital Inc. to act as dealer manager in connection with the Arrangement. Scotia Capital Inc. will be reimbursed by the Trust for reasonable out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities, including liabilities under securities laws. Scotia Capital Inc. renders various investment banking, commercial banking and other advisory services to the Trust and its affiliates and is expected to continue to render such services, for which it has received and expects to continue to receive customary compensation from the Trust and its affiliates.

Scotia Capital Inc. will form and manage a soliciting group (the “Soliciting Dealer Group”) to solicit favourable proxies for the approval of the Arrangement. The Soliciting Dealer Group will include members of the Investment Dealers Association of Canada and the TSX. The Trust will pay to any member of the Soliciting Dealer Group whose name appears on the designated place on a duly executed and delivered form of proxy accompanying this Information Circular which is voted in favour of the Arrangement, a solicitation fee of $0.03 per Common Share deposited, provided the solicitation fee in respect of any single voting beneficial owner of Common Shares shall not be less than $85.00 nor more than $1,500.00 (provided that in the case of a beneficial owner of less than 2,800 Common Shares which are voted, no solicitation fee is payable). No solicitation fee will be paid with respect to the proxies voted in favour of the Arrangement by the directors and officers of KeyWest pursuant to the Lockup Agreements.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and officers of KeyWest. A Shareholder desiring to appoint a person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying forms of proxy may do so either by crossing out the names of the nominees of management and inserting such person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the President of KeyWest c/o Computershare Trust Company of Canada, Attn: Proxy Department, at either P.O. Box 7021, 31 Adelaide St E, Toronto, Ontario M5C 3H2 Attention: Corporate Actions or Watermark Tower, Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8. A form of proxy must be received by Computershare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by its attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last Business Day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered Shareholder attends personally at the Meeting, such Shareholder may revoke the proxy and vote in person.

The Board of Directors has fixed the Record Date for the Meeting as at the close of business on January 24, 2003. Only Shareholders of KeyWest of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or an attorney authorized in writing or, if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following the Person’s signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with KeyWest).

Exercise of Discretion of Proxy

The Persons named in the accompanying forms of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Common Shares will be voted in favour of the matters to be acted upon at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of KeyWest knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at January 24, 2003, 65,813,608 Common Shares were issued and outstanding. Information respecting the principal holders of Common Shares is found under the heading “Interests of Certain Persons in the Arrangement and Intentions of such Persons” in this Information Circular. Each Common Share entitles the holder thereof to one vote per share on a ballot at the Meeting.

The Interim Order provides that the Arrangement Resolution is required to be approved by at least 66 2/3% of the aggregate votes cast by Shareholders, present in person or by proxy at the Meeting. The other business to be considered at the Meeting must be approved by a majority of the aggregate votes cast by Shareholders present in person or by proxy at the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Holders”) should note that only proxies deposited by Shareholders whose names appear on the records of KeyWest as the registered holders thereof can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of KeyWest. Such Common Shares will likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as a nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. KeyWest does not know for whose benefit the securities registered in the names of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting their securities in person or by way of proxy.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Holders are asked to complete and return the voting instruction form to them by mail or facsimile or to follow specified telephone or internet voting procedures. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. If a Beneficial Holder receives a voting instruction form from IICC it cannot be used as a proxy to vote shares directly at the Meeting as the voting instruction forms must be returned to IICC or the telephone or internet procedures completed well in advance of the Meeting in order to have the shares voted.

If you are a Beneficial Holder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Beneficial Holders who wish to dissent should also be aware that only the registered holders of Common Shares are entitled to dissent. See “Rights of Dissent”.

THE ARRANGEMENT

Background to the Arrangement

KeyWest’s stated corporate strategy has been to consider a transaction which would maximize shareholder value through a corporate transaction which might include the possible conversion to an income fund or royalty trust, or the sale or merger of the Corporation, as KeyWest’s petroleum and natural gas production approached the 10,000 BOE/d level. In that context, KeyWest engaged GLJ in mid-October, 2002 to prepare an updated engineering evaluation of KeyWest’s petroleum and natural gas reserves and senior management of the Corporation was engaged to make a determination of any additional upside in KeyWest’s properties over and above the values assigned in the KeyWest GLJ Reserve Report and to summarize KeyWest’s key information in relation to its business and assets.

On October 24, 2002, Harold Pedersen, President of KeyWest, was approached by two representatives of Scotia Capital Inc. who indicated that they represented an issuer that was interested in acquiring KeyWest. As KeyWest was in the middle of an equity financing, Mr. Pedersen indicated that he did not wish to entertain any discussions in relation thereto at that stage.

Following completion of KeyWest’s special warrant financing and qualification for distribution of the underlying common shares by way of prospectus in November 2002, Mr. Pedersen engaged in several discussions with representatives of Griffiths McBurney & Partners as to possible strategic alternatives in the pursuit of maximizing shareholder value and had discussions generally as to the state of the financial markets in the context of the oil and gas industry. Following such discussions, Griffiths McBurney & Partners was instructed to contact Scotia Capital Inc. and determine the level of interest of their client. Scotia Capital Inc. responded that they were representing Viking Energy Royalty Trust and expressed, on their behalf, a desire to review the KeyWest GLJ Reserve Report and other confidential corporate data and that Viking was prepared to sign a confidentiality and standstill agreement with KeyWest in that regard.

On November 22, 2002, KeyWest and Viking executed the Viking Confidentiality Agreement and KeyWest presented Viking with a corporate overview together with certain additional confidential information and data not included in the KeyWest GLJ Reserve Report including KeyWest’s view of potential upside in its petroleum and natural gas properties.

On December 9, 2002, KeyWest formally engaged GMP as its financial advisor to assist KeyWest and the Board of Directors in considering strategic alternatives to enhance shareholder value and, if requested, to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be offered to Shareholders pursuant to any sale of or merger involving KeyWest. Additionally, on December 9, 2002, GMP and senior management of KeyWest attended at Viking’s offices where they received a proposal from Viking to acquire KeyWest Shares. KeyWest’s initial reaction to the offer was that it was too low and GMP was instructed to explore opportunities for an improvement in Viking’s offer and also to canvass other potential and suitable merger candidates to determine their level of interest in pursuing a business combination with KeyWest.

During the period of December 9 through to December 18, 2002, negotiations continued between Viking and KeyWest and their respective financial advisors resulting in an improved offer for each KeyWest Share, of (i) 0.5214 of a Trust Unit of Viking Energy Royalty Trust, (ii) $3.65 cash or (iii) a combination thereof, such consideration to be pro-rated in the event that holders of Common Shares elect to receive an aggregate greater than $66,000,000 cash or 28,000,000 Trust Units, together with the sale of the Retained Assets to a newly formed exploration company to be led by the current senior management team of KeyWest, which shares would be distributed to KeyWest Shareholders in connection with any proposed merger arrangement of KeyWest with Viking.

On December 18, 2002, the Board of Directors met to review and consider the terms of the Viking proposal to be effected by way of a plan of arrangement together with a draft of the initial acquisition agreement (the “Initial Agreement”) which set out the consideration to be offered to KeyWest Shareholders, the assets to be sold as part of the arrangement to a newly formed exploration corporation, the proposed structure of the transaction and certain representations and warranties and covenants of each of KeyWest and Viking including the conditions upon which KeyWest would be required to pay to Viking a non-completion fee and a requirement for KeyWest not to solicit further proposals from other parties, except in limited circumstances. The board was also presented with a proposed form of lock-up agreement required to be executed by officers and directors of KeyWest in support of the proposed transaction. During this meeting, the Board of Directors received presentations from management, GMP and KeyWest’s legal counsel. After deliberations, the Board of Directors authorized Harold Pedersen, President of KeyWest, to negotiate the final terms of the proposed form of Initial Agreement and lock-up agreements authorized the execution of the Initial Agreement in such final form and also authorized Harold Pedersen to negotiate the definitive terms of a formal arrangement agreement, purchase and sale agreement in respect of the Retained Assets and related documentation. Additionally, the Board of Directors determined that the Arrangement was fair to Shareholders, that the Arrangement was in the best interests of KeyWest and its Shareholders and resolved to unanimously recommend that Shareholders vote in favour of the Arrangement. In the late evening of December 18, 2002, Viking, VHI and KeyWest executed the Initial Agreement and directors and officers of KeyWest beneficially holding approximately 9% of the issued and outstanding KeyWest Shares executed the Lock-Up Agreements to vote in favour of the Arrangement. On December 19, 2002, Viking and KeyWest jointly announced the transaction prior to the opening of the market.

During this process, the Board of Directors reviewed and considered, among other things, the alternatives available to maximize value for Shareholders; legal counsel’s views of the terms of the Arrangement, the Plan of Arrangement and form of Lock-Up Agreements; and GMP’s views that the consideration to be received by

Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders. The advice of GMP included a discussion of the value of the consideration offered to KeyWest Shareholders pursuant to the Arrangement, an assessment of comparable transactions and the prospect of superior proposals arising. The Board of Directors also received advice from legal counsel on the Board of Directors’ duties and responsibilities generally and in connection with the Arrangement and discussed with legal counsel a number of issues arising in respect of the Initial Agreement, the proposed arrangement agreement and related documentation. KeyWest’s financial and legal advisors also provided advice to the Board of Directors on the structure of the transaction. The Board of Directors considered alternatives that might be available to KeyWest, factors set forth under the heading “Benefits of the Arrangement” and the advice of GMP and Burnet, Duckworth & Palmer LLP and, on this basis, the Board of Directors approved the merger of KeyWest with Viking on the essential terms and principals contained in the Initial Agreement. Pursuant to the terms of the Initial Agreement, the Trust, VHI and KeyWest agreed to negotiate in good faith the terms of a definitive arrangement agreement and the elements of the arrangement together with the terms of a definitive purchase and sale agreement in relation to the properties and miscellaneous rights and interests to be conveyed to a newly formed exploration company in exchange for shares thereof to be distributed to the KeyWest Shareholders in connection with the Arrangement. Such terms and elements are respectively set forth in the Arrangement Agreement, the Plan of Arrangement and the Purchase and Sale Agreement and the schedules thereto.

On January 17, 2003 the Trust, VHI, Acquisitionco, KeyWest and Luke executed the Arrangement Agreement attached hereto as Appendix B and KeyWest and Luke executed the Purchase and Sale Agreement the principal terms of which are summarized in Exhibit B to the Arrangement Agreement.

On January 24, 2003, the Board of Directors approved this Information Circular and KeyWest’s application to the Court of Queen’s Bench for the interim order and reconfirmed its recommendation to Shareholders respecting the Arrangement.

The Board of Directors unanimously recommends that Shareholders vote in favour of the special resolution to approve the Arrangement.

Effect of the Arrangement Upon Shareholders

Upon completion of the Arrangement, KeyWest will be acquired by Acquisitionco, which is a wholly-owned subsidiary of VHI. The Arrangement provides that Acquisitionco will acquire all of the Common Shares on the basis of, and at each holder’s election, for each Common Share: i) 0.5214 of a Trust Unit of the Trust, ii) $3.65 cash, or iii) a combination thereof, such consideration to be prorated in the event holders of Common Shares elect to receive in aggregate greater than $66 million cash or 28 million Trust Units of the Trust. In addition, each holder of Common Shares will receive 0.10 of a Luke Share for each Common Share held, subject to rounding

Luke will acquire from KeyWest, in connection with the Arrangement, certain miscellaneous assets, oil and gas assets, properties and facilities and rights to seismic data. The properties to be acquired by Luke will have initial production of approximately 160 boe/d
(485 mmcf/d of gas, 80 bbls/d of oil) 415 mboe of proved producing reserves (before royalties) as well as approximately 11,720 net acres of undeveloped land. Luke will initially have no debt.

Treatment of Optionholders

Pursuant to the provisions of the Arrangement Agreement, KeyWest has agreed to use its reasonable commercial efforts to ensure that all persons holding KeyWest Options either exercise those KeyWest Options, or terminate their rights to exercise any of those KeyWest Options, prior to filing the Articles of Arrangement on the Effective Date. Pursuant to the Arrangement Agreement, the Trust has agreed that KeyWest may pay to the holders of the KeyWest Options, in order to induce such holders to surrender and terminate their KeyWest Options prior to filing Articles of Arrangement on the Effective Date, an amount not exceeding the difference between the exercise price and $3.65 for each KeyWest Share issuable under the KeyWest Option (the “Cash Payout”). As at the date of this Information Circular, all holders of KeyWest Options remaining unexercised as of January 10, 2003 have elected to receive the Cash Payout and have acknowledged and agreed as a consequence that they will not and shall not be entitled to vote any of their KeyWest Options at the Meeting and will not prior to the Effective Time exercise all or any of such KeyWest Options; all of their rights with respect to such KeyWest Options shall be, and shall be deemed to be terminated prior to the Effective Time, that their sole remaining right will be the right to receive the Cash Payout and that they will not be entitled to exercise any dissent rights connected to the KeyWest Options.

As such, no KeyWest Options will be outstanding at the Effective Time.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix B to this Information Circular.

Pre-Arrangement

Post-Arrangement

Note:

(1)	Assumes the issuance of 24.9 million Trust Units pursuant to the Arrangement and that all KeyWest Shareholders elect to receive the Cash Consideration. See “Effect of the Acquisition of KeyWest on “The Trust — Consolidated Capitalization”.

Arrangement Agreement

KeyWest, Luke, the Trust and VHI have entered into an Arrangement Agreement which provides for implementation of the Arrangement pursuant to Section 192 of the CBCA. The Arrangement Agreement contains covenants, representations and warranties of and from each of KeyWest, Luke, VHI and the Trust and various conditions precedent to the implementation of the Arrangement. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement in the form prescribed by the CBCA and related documents with the Registrar and the issuance of the Certificate of Arrangement. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(a)	The Retained Assets shall be transferred by KeyWest to Luke, and Luke shall issue Luke Shares to KeyWest in consideration therefor in accordance with the terms and conditions of the Purchase and Sale Agreement. The number of Luke Shares to be issued to KeyWest shall be: (i) the difference between the number of KeyWest Shares outstanding immediately prior to the Effective Time and the number of Luke Shares held by KeyWest immediately prior to the Effective Time, divided by ten (10); less (ii) the number of Luke Shares held by KeyWest immediately prior to the Effective Time divided by ten (10);

(b)	Each issued and outstanding KeyWest Share (other than KeyWest Shares held by Dissenting Shareholders) shall be transferred to Acquisitionco (free and clear of all claims) in exchange for:

(i)	Luke Share Consideration on the basis of one Luke Note for each ten (10) KeyWest Shares held; and

(ii)	in accordance with the election or deemed election of the holder of such KeyWest Share and subject to sections 3.02 and 3.03 of the Plan of Arrangement:

A.	Trust Unit Consideration on the basis of one Acquisition Note for each KeyWest Share held;

B.	Cash Consideration on the basis of $3.65 in cash for each KeyWest Share held; or

C.	a combination of Trust Unit Consideration and Cash Consideration;

(c)	Each Acquisition Note shall be exchanged with the Trust for 0.5214 of a Trust Unit;

(d)	KeyWest and Acquisitionco shall be amalgamated and continue as one corporation in accordance with the following:

(i)	the KeyWest Shares shall be cancelled without any repayment of capital;

(ii)	the articles of the Amalgamated Corporation shall be the same as the articles of Acquisitionco, and the name of the amalgamated corporation shall be the name of Acquisitionco;

(iii)	no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation and for greater certainty, the Acquisitionco shares, Acquisition Notes and Luke Notes shall survive and continue to be Acquisitionco shares, Acquisition Notes and Luke Notes of the Amalgamated Corporation without amendment;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(v)	the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(ix)	the Articles of Amalgamation of the Amalgamated Corporation shall be deemed to be the Articles of Incorporation of the Amalgamated Corporation and the Certificate of Amalgamation of the Amalgamated Corporation shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(x)	the by-laws of Acquisitionco shall be the by-laws of the Amalgamated Corporation;

(xi)	the first directors of the Amalgamated Corporation shall be the directors of Acquisitionco;

(xii)	the first officers of the Amalgamated Corporation shall be the officers of Acquisitionco; and

(xiii)	the registered office of the Amalgamated Corporation shall be the registered office of Acquisitionco;

(e)	Subject to adjustment as provided herein, the Luke Notes shall be redeemed by the Amalgamated Corporation in exchange for Luke Shares on the basis of one Luke Note for one Luke Share;

(f)	With respect to the elections to be made by KeyWest Shareholders other than Dissenting Shareholders:

(i)	each KeyWest Shareholder shall elect to receive either the Trust Unit Consideration, the Cash Consideration or a combination thereof by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates representing such holder’s KeyWest Shares; and

(ii)	any KeyWest Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.02(a) of the Plan of Arrangement and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive the Trust Unit Consideration for such holder’s KeyWest Shares;

(g)	With respect to elections by KeyWest Shareholders to receive the Cash Consideration and elections by KeyWest Shareholders to receive a combination of the Cash Consideration and the Trust Unit Consideration, the aggregate amount of cash available is limited to $66,000,000. With respect to elections by KeyWest Shareholders to receive the Trust Unit Consideration and elections by KeyWest Shareholders to receive a combination of the Cash Consideration and the

Trust Unit Consideration, the aggregate number of Trust Units that may be issued is limited to 28,000,000. If the aggregate cash elected exceeds the Cash Limit, the amount of Cash Consideration paid to the holders of KeyWest Shares so electing shall be prorated (based on the fraction equal to the Cash Limit divided by the aggregate cash elected) among all such holders who made an election to receive the Cash Consideration or an election to receive a combination of the Cash Consideration and the Trust Unit Consideration so that the aggregate amount of cash payable to all such holders shall be equal to the Cash Limit, and such holders shall receive the Trust Unit Consideration in respect of the balance of such holders’ KeyWest Shares. If the aggregate Trust Units elected exceeds the Trust Unit Limit, the amount of Trust Unit Consideration issued to the holders so electing shall be prorated (based on the fraction equal to the Trust Unit Limit divided by the aggregate Trust Units elected) among all holders who made (or are deemed to have made) an election to receive the Trust Unit Consideration or an election to receive a combination of the Cash Consideration and the Trust Unit Consideration so that the number of Trust Units issuable to all such holders shall be equal to the Trust Unit Limit, and such holders shall receive the Cash Consideration in respect of the balance of such holders’ KeyWest Shares;

(h)	With respect to the transfer of the Retained Assets to Luke in exchange for the issuance to KeyWest of the Luke Shares immediately before the Effective Time pursuant to subsection 3.01(a) of the Plan of Arrangement, KeyWest shall become the holder of the Luke Shares so exchanged and shall be added to the register of holders of Luke Shares;

(i)	With respect to each KeyWest Shareholder (other than Dissenting Shareholders) immediately before the Effective Time:

(i)	upon the exchange of KeyWest Shares thereof pursuant to subsection 3.01(b) of the Plan of Arrangement:

A.	such holder shall cease to be a holder of KeyWest Shares and the name of such holder shall be removed from the register of holders of KeyWest Shares;

B.	Acquisitionco shall become the holder of the KeyWest Shares so exchanged and shall be added to the register of holders of KeyWest Shares;

(ii)	Acquisitionco shall allot and issue to such holder the number of Luke Notes issuable to such holder on the basis set forth in subsection 3.01(b)(i) of the Plan of Arrangement, and the name of such holder shall be added the register of holders of Luke Notes; and

(iii)	Acquisitionco shall allot and issue to such holder the number of Acquisition Notes issuable and/or Cash Consideration payable to such holder on the basis set forth in subsection 3.01(b)(ii) of the Plan of Arrangement, and the name of such holder shall be added to the register of holders of Acquisition Notes, as applicable;

(j)	Upon the exchange of Acquisition Notes for Trust Units pursuant to subsection 3.01(c) of the Plan of Arrangement:

(i)	such holder shall cease to be a holder of Acquisition Notes and the name of such holder shall be removed from the register of holders of Acquisition Notes;

(ii)	the Trust shall become the holder of the Acquisition Notes so exchanged and shall be entered on the register of holders of Acquisition Notes; and

(iii)	the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in subsection 3.01(c) of the Plan of Arrangement and the name of such holder shall be added to the register of holders of Trust Units; and

(k)	Upon the exchange of Luke Notes for Luke Shares pursuant to subsection 3.01(e) of the Plan of Arrangement:

(i)	such holder shall cease to be a holder of Luke Notes and the name of such holder shall be removed from the register of holders of Luke Notes;

(ii)	the Amalgamated Corporation shall cease to be a holder of Luke Shares and the Amalgamated Corporation shall be removed from the register of holders of Luke Shares;

(iii)	the Amalgamated Corporation shall transfer to such holder the number of Luke Shares issuable to such holder on the basis set forth in subsection 3.01(e) of the Plan of Arrangement, and the name of such holder shall be added to the register of holders of Luke Shares; and

(iv)	all of the Luke Notes shall be cancelled.

No certificates representing fractional Luke Shares or Trust Units shall be issued upon the exchange of Luke Notes for Luke Shares or Acquisition Notes for Trust Units, as the case may be. In lieu of any fractional Luke Shares or Trust Units, each registered KeyWest Shareholder otherwise entitled to a fractional interest in a Luke Share or Trust Unit will receive the next highest whole number of Luke Shares or Trust Units, as the case may be.

Each Shareholder will be required to deposit a completed Letter of Transmittal, in the form accompanying this Information Circular, together with the certificates representing such Shareholder’s Common Shares with the Depositary at one of the offices specified in such form. See “Procedure for Exchange of Common Shares”.

For details respecting the terms of the Trust Units see “Viking Energy Royalty Trust — Description of Trust Units”.

Conditions to the Arrangement

The respective obligations of KeyWest, Luke, the Trust and VHI to complete the Arrangement are subject to a number of conditions which must be satisfied or waived on or before the Effective Date. These conditions are set forth in the Arrangement Agreement and include:

(a)	Mutual Closing Conditions:

(i)	the Interim Order shall have been granted in form and substance satisfactory to the Trust, VHI, Acquisitionco and KeyWest, acting reasonably, on or before March 31, 2003 and shall not have been set aside or modified in a manner unacceptable to such parties acting reasonably, on appeal or otherwise;

(ii)	a special resolution or resolutions approving the Arrangement shall have been passed by the KeyWest Shareholders as may be required pursuant to the Interim Order, on or before April 29, 2003, in form and substance satisfactory to each of the Trust, VHI, Acquisitionco and KeyWest, acting reasonably;

(iii)	on or before April 29, 2003, the Final Order shall have been granted in form and substance satisfactory to the Trust, VHI, Acquisitionco and KeyWest, each acting reasonably;

(iv)	the Arrangement shall have become effective on or before April 30, 2003;

(v)	the Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to the Trust, VHI, Acquisitionco and KeyWest, acting reasonably;

(vi)	there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

A.	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated herein; or

B.	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(vii)	all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of:

A.	the TSX to the listing of the Trust Units issuable under the Plan of Arrangement;

B.	either the TSX or the TSX Venture Exchange to the listing of the Luke Shares issuable under the Plan of Arrangement;

C.	any Regulatory Authorities in respect of the Trust Units being freely tradable in Canada without restriction (other than those associated with "control block" or escrow provisions); and

D.	and applicable antitrust and other governmental or Regulatory Authorities,

shall have been obtained on terms and conditions satisfactory to KeyWest, the Trust, VHI and Acquisitionco, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period.

(b)	KeyWest's and Luke's Closing Conditions:

(i)	the representations and warranties made by the Trust, VHI and Acquisitionco in Section 7.1 of the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the Trust, VHI and Acquisitionco as a whole. Acquisitionco and VHI shall have provided to KeyWest a certificate of two senior officers of Acquisitionco and VHI certifying as to such matters on the Effective Date and KeyWest shall have no actual knowledge to the contrary;

(ii)	the Trust, VHI and Acquisitionco shall have complied in all material respects with their respective covenants in this Agreement and Acquisitionco and VHI shall have provided to KeyWest a certificate of two senior officers of Acquisitionco and VHI certifying as to such compliance and KeyWest shall have no actual knowledge to the contrary;

(iii)	there shall not have been a Material Adverse Change (or any condition, event or development involving a prospective Material Adverse Change) in respect of the Trust, VHI or Acquisitionco subsequent to December 18, 2002;

(iii)	there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement,

governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of KeyWest, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to the Trust, VHI, Acquisitionco or any other Combined Entity with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the Plan of Arrangement;

(v)	the cash to be paid pursuant to the Arrangement shall have been deposited with the Depositary (as defined in the Plan of Arrangement), together with an irrevocable direction authorizing and directing the Depositary to deliver Trust Units and cash pursuant to the Arrangement to the holders of the KeyWest Shares who are entitled to receive such Trust Units and cash in accordance with the Arrangement, and provided that the Luke Shares shall have been issued to KeyWest in accordance with the Plan of Arrangement and the Purchase and Sale Agreement, VHI shall have caused the Amalgamated Corporation (as defined in the Plan) to deliver an irrevocable direction authorizing and directing the Depositary to deliver the Luke Shares to the former holders of KeyWest Shares entitled to receive such Luke Shares in accordance with the Arrangement;

(vi)	KeyWest shall have received an opinion of counsel to the Trust as to the distribution of the Trust Units and Acquisition Notes under the Arrangement and in respect of such other matters including in respect of the Trust, VHI and Acquisitionco as KeyWest may request, acting reasonably, and an opinion of counsel to KeyWest as to the distribution of the Luke Shares under the Arrangement, as well as the first trade thereof, in each case not being subject to prospectus requirements in Canada (other than those applicable to a control person);

(vii)	there shall have been no adverse change to the Trust's distribution policy (including the frequency or quantum thereof), except to the extent resulting from an event or circumstance described in paragraphs (iv) or (v) of the definition of “Material Adverse Change”;

(viii)	each of the members of the board of directors of KeyWest and each of the officers of KeyWest shall have provided mutual releases (satisfactory to the Trust) in favour of KeyWest; and

(ix)	Regulatory Authorities shall have deemed Luke to be a reporting issuer, or granted it substantially equivalent status, in any province of Canada where such status does not occur automatically in connection with the Arrangement pursuant to the Applicable Laws or Luke shall otherwise be satisfied, acting reasonably, that the failure to obtain such status in any such province will not unduly restrict the ability of holders of Luke Shares in such province to trade their Luke Shares.

(c)	the Trust, VHI's and Acquisitionco's Closing Conditions:

(i)	the representations and warranties made by KeyWest and Luke in Section 6.1 of the Arrangement Agreement shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date and except to the extent of the issuance of KeyWest Shares on the exercise of KeyWest Options) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on KeyWest and KeyWest shall have provided to the Trust, VHI and Acquisitionco a certificate of two senior officers of KeyWest certifying as to such matters on the Effective Date;

(ii)	each of KeyWest and Luke shall have complied in all material respects with its covenants in this Agreement and KeyWest shall have provided to the Trust, VHI and Acquisitionco, a certificate of two senior officers certifying as to such compliance;

(iii)	there shall not have been a Material Adverse Change (or any condition, event or development involving a prospective Material Adverse Change) in respect of KeyWest or Luke subsequent to December 18, 2002;

(iv)	all of the outstanding KeyWest Options, shall have been exercised, cancelled or otherwise terminated (including by way of the cash buy-out of KeyWest Options at the election of the holder of such KeyWest Options), as evidenced by a certificate from a senior officer of KeyWest confirming that all KeyWest Options have been exercised, cancelled or terminated or the Trust shall be otherwise satisfied that the KeyWest Options will no longer represent any right to acquire KeyWest Shares after giving effect to the Arrangement;

(v)	holders of not more than 5% of the issued and outstanding KeyWest Shares shall have exercised rights of dissent in relation to the Plan of Arrangement;

(vi)	the board of directors of KeyWest shall have made, and shall not have modified or amended or withdrawn, in any adverse respect, the affirmative recommendation as set forth herein that the holders of KeyWest Shares approve the Arrangement;

(vii)	there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of the Trust, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to KeyWest, with respect to the regulatory regime applicable to its business and operations or with respect to consummating the Plan of Arrangement;

(viii)	immediately prior to the Effective Time: (i) the aggregate number of KeyWest Shares issued and outstanding (including those which may be issued pursuant to the exercise of KeyWest Options) does not exceed 70,919,442; (ii) there are no other shares of KeyWest outstanding; and (iii) no person has any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued KeyWest Shares; and KeyWest shall provide to the Trust a certificate from KeyWest's registrar and transfer agent as to the issued and outstanding KeyWest Shares immediately prior to the Effective Date;

(ix)	as of December 31, 2002, the Net Debt of KeyWest did not exceed $68 million and at closing of the Arrangement will not exceed $84 million prior to any adjustment for proceeds received on exercise or settlement of KeyWest Options;

(x)	the estimated production of KeyWest as at December 18, 2002 was not less than 8,650 boepd;

(xi)	KeyWest and Luke shall have provided the Trust, VHI, Acquisitionco and their counsel with an opinion of counsel to KeyWest and Luke as to all such matters as the Trust may request, acting reasonably;

(xii)	there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of the Trust to effectively exercise full rights of ownership of the KeyWest Shares; and

(xiii)	KeyWest’s bankers shall have consented to the completion of the Arrangement.

There is no assurance that these conditions will be satisfied or waived on a timely basis.

Upon the conditions being fulfilled or waived, KeyWest intends to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Registrar under the CBCA, together with such other materials as may be required by the Registrar.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders and Optionholders authorizes the Board of Directors, without further notice to or approval of Shareholders and Optionholders, to amend or terminate the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A for the text of the Arrangement Resolution.

Termination of the Arrangement Agreement

Notwithstanding any other rights contained herein, the Trust, VHI and Acquisitionco may terminate this Agreement upon notice to KeyWest:

(a)	if the Interim Order is set aside or modified in a manner unacceptable to the Trust, VHI and Acquisitionco, acting reasonably, on appeal or otherwise;

(b)	if the Arrangement is not approved by KeyWest Shareholders in accordance with the terms of the Interim Order and all applicable corporate and securities laws requirements on or before April 29, 2003;

(c)	if the Final Order has not been granted in form and substance satisfactory to the Trust, VHI and Acquisitionco, acting reasonably, on or before April 29, 2003;

(d)	if the Arrangement has not been completed on or before April 30, 2003;

(e)	if a circumstance giving rise to payment of the Break Fee shall have occurred;

(f)	if the Court, or any other court or a government authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g)	upon any other circumstances that give rise to a termination of the Arrangement Agreement by the Trust, VHI or Acquisitionco, including any failure to satisfy a closing condition for the benefit, in whole or in part, of the Trust, VHI or Acquisitionco, that is not waived.

Notwithstanding any other rights contained herein, KeyWest and Luke may terminate this Agreement upon notice to the Trust:

(a)	if the Interim Order is set aside or modified in a manner unacceptable to KeyWest, acting reasonably, on appeal or otherwise;

(b)	if KeyWest Shareholders do not approve the Arrangement in accordance with the terms of the Interim Order and all applicable corporate and securities law requirements on or before April 29, 2003;

(c)	if the Final Order has not been granted in form and substance satisfactory to KeyWest, acting reasonably, on or before April 29, 2003;

(d)	if the Arrangement has not been completed on or before April 30, 2003;

(e)	if the Break Fee shall have been paid pursuant to Section 9.4 of the Arrangement Agreement;

(f)	if the Court, or any other court or a government authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g)	upon any other circumstances in the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by KeyWest or Luke, including any failure to satisfy a closing condition for the benefit, in whole or in part of KeyWest and Luke that is not waived.

Break Fee

KeyWest has agreed to pay the Trust (within one day of the occurrence of any event described below) the amount of $7.7 million if at any time after the date of the Arrangement Agreement:

(a)	provided that there are no circumstances that would give KeyWest the right to terminate this Agreement pursuant to the provisions of Section 10.2(g) of the Arrangement Agreement in respect of Sections 3.1(a) or 3.1(b) of the Arrangement Agreement and the board of directors of KeyWest (i) fails to make any of its required recommendations, approvals, resolutions or determinations, or (ii) shall have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations in a manner adverse to the Trust, or shall have resolved to do so, or (iii) fails to reaffirm any of its recommendations, approvals, resolutions or determinations within 10 days following a Take-over Proposal being publicly announced; or

(b)	the Board of Directors shall have recommended that holders of KeyWest Shares deposit their KeyWest Shares under, vote in favour of or otherwise accept a Take-over Proposal; or

(c)	KeyWest shall have entered into an agreement (other than a confidentiality agreement) with any person with respect to a Take-over Proposal prior to the completion of the Arrangement; or

(d)	a Take-over Proposal is made to the KeyWest Shareholders and the KeyWest Shareholders do not approve the Arrangement by the requisite majority at the Meeting;

Non-Solicitation and Right to Notice of Superior Offers

The Arrangement Agreement provides that KeyWest shall not, and shall cause its directors, officers, employees, agents, financial advisors, counsel and other representatives not to, directly or indirectly:

(a)	solicit, initiate or knowingly encourage the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than the Trust) and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Arrangement and the merger of the operations of KeyWest and the Trust; or

(b)	participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned above;

provided however, that the foregoing in no way restricts or limits the board of directors of KeyWest from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other representatives to another party who makes a written offer to KeyWest to enter into a Take-over Proposal (i) if the board of directors, acting reasonably and based on the advice of its financial advisors, believes the offer would, if successful, result in a Superior Take-over Proposal, or (ii) in any other circumstances if a failure to respond or act would, in the opinion of the board of directors of KeyWest (acting reasonably and after receiving advice of outside counsel) be inconsistent with the performance by the directors of KeyWest of their fiduciary duties under applicable law. Neither KeyWest nor the Board of Directors shall make any disclosure or provide any information in accordance with this provision unless KeyWest shall have notified the Trust of that occurrence and has required the party making the written offer to execute a confidentiality agreement in favour of KeyWest on terms and conditions no less favourable than those in the confidentiality agreement between KeyWest and the Trust and unless KeyWest shall have concurrently provided copies of the same information or made the same disclosure to the Trust. Additionally, KeyWest agrees to notify the Trust immediately of the receipt of any communication, whether oral or written, from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

The Arrangement Agreement further provides that in the event that, prior to the completion of the Arrangement, a Superior Take-over Proposal is offered or made to the holders of KeyWest Shares or KeyWest, the Board of Directors may withdraw, modify or change any recommendation regarding the Arrangement if, in the opinion of the board of directors acting in good faith after advice from outside counsel, the failure to so withdraw, modify or change any recommendation regarding the Arrangement would be inconsistent with the performance by the directors of KeyWest of their fiduciary duties under applicable law. KeyWest shall as soon as possible but in any event prior to 10:00 a.m. (Calgary time) on the day following receipt of any Take-over Proposal, advise the Trust that a Take-over Proposal has been offered or made to the board of directors of KeyWest. If the board of directors of KeyWest believes that the Take-over Proposal constitutes a Superior Take-over Proposal, KeyWest shall give the Trust at least 48 hours advance notice of any action to be taken by the board of directors of KeyWest including to withdraw, modify or change any recommendation regarding the Arrangement or enter into an agreement to implement the Superior Take-over Proposal or make any announcement in respect thereof. In the event that KeyWest, after complying with the provisions of this paragraph and after such 48 hour period has expired, enters into an agreement to implement a Take-over Proposal, KeyWest agrees not to grant such other party, in such agreement or otherwise, a right to match any further Take-over Proposal.

The Arrangement Agreement also requires that KeyWest have ceased and cause to be terminated all existing discussions and negotiations, if any, with any parties (other than the Trust) conducted on or before the date of the Arrangement Agreement with respect to any actual or potential business combination.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders in the manner set out in the Interim Order;

(b)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Registrar.

Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On January 24, 2003, KeyWest obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The CBCA provides that an arrangement requires court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, KeyWest will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for February 25, 2003 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta. At the hearing, any Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon KeyWest a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before 12:00 p.m. (Calgary time) on Monday, February 17, 2003 setting out such Shareholder’s or other interested party’s address for service by ordinary mail and indicating whether such Shareholder or other interested party intends to support or oppose the Application or make submissions. Service of such notice shall be effected by service upon the solicitors for KeyWest, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Chris von Vegesack. See “Notice of Petition”.

KeyWest has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the CBCA when making orders with respect to an arrangement and that the Court will consider, among other things, the fairness of the Arrangement to the Shareholders (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, KeyWest, VHI or the Trust may determine not to proceed with the Arrangement.

The Trust Units and Luke Shares issued in exchange for Common Shares of KeyWest pursuant to the Arrangement will not be registered under the provisions of the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, Trust Units and Luke Shares issued pursuant to the Arrangement will not require registration under the 1933 Act.

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. KeyWest or the Trust will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. There is no guarantee that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to KeyWest or the Trust.

Luke Stock Exchange Listing

It is a mutual condition of the Arrangement Agreement that the TSX or the TSX Venture Exchange shall have conditionally approved the listing of the Luke Shares issuable pursuant to the Arrangement on the terms and conditions satisfactory to KeyWest, Luke, the Trust and VHI, acting reasonably. Luke has applied to list the Luke Shares on the TSX and such listing will be subject to Luke meeting the minimum listing requirements of the TSX. KeyWest and Luke believe that Luke will meet such listing requirements upon completion of the Arrangement, but there can be no assurance that such listing will be obtained or that it will be obtained prior to the Effective Date.

Competition Act

The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act. Whether or not a notification is required under Part IX of the Competition Act, the Commissioner may, within three years from the date on which the Arrangement is substantially completed, apply to the Competition Tribunal for the purpose of seeking a remedy of divestiture or otherwise. The Commissioner will launch an inquiry under the Competition Act prior to any such application being made for the purpose of investigating the impact of the Arrangement on competition. If the Competition Tribunal finds that a merger prevents or lessens, or is likely to prevent or lessen competition substantially, it may, among other things, order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the divestiture of some or all of the assets or shares pertaining to the merger.

The Competition Tribunal also may issue an interim order prohibiting the completion of a proposed merger for a period of up to 30 days where: (a) the Commissioner has commenced an inquiry in connection with the proposed merger and believes that more time is required to complete the inquiry; and (b) the Competition Tribunal finds that, in the absence of such an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition because that action would be difficult to reverse. The Competition Tribunal may extend the duration of such an interim order where the Competition Tribunal finds that the Commissioner is unable to complete his inquiry within the period specified in the interim order because of circumstances beyond his control.

The Trust and KeyWest will request the Commissioner to issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a “no action” letter in respect of the Arrangement. If the Commissioner issues an advance ruling certificate in respect of the Arrangement, the Arrangement is exempt from the notification provisions under the Competition Act, and the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement. This is because the information is the same or substantially the same as the information on which the advance ruling certificate was issued. Alternatively, the Commissioner may issue a “no action” letter indicating that he is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement. The Commission may issue a “no action” letter while preserving, during the three years following completion of the Arrangement, his authority to so initiate proceedings should the circumstances change.

Securities Commission Application

Notice of the proposed Arrangement will be submitted on behalf of KeyWest to the Québec Securities Commission and other applicable regulatory authorities in order to exempt KeyWest from the obligation to file and deliver a prospectus in connection with the distribution of Trust Units and Luke Shares pursuant to the Arrangement.

FAIRNESS OPINION

The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached and contained herein in Appendix F to this Information Circular.

KeyWest retained GMP as financial advisor on December 9, 2002 to assist KeyWest and the Board of Directors in considering strategic alternatives to enhance Shareholder value and, if requested, to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be offered to Shareholders pursuant to any sale of or merger involving KeyWest.

GMP has provided a written opinion to the Board of Directors that, as of the date of the Fairness Opinion, the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The Fairness Opinion was prepared at the request of and for the use of the Board of Directors and does not constitute a recommendation to any Shareholder as to how any such shareholder should vote with respect to the Arrangement.

GMP will receive fees for its services in connection with the Arrangement. In addition, KeyWest has agreed to reimburse GMP for its reasonable expenses incurred in the performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

A copy of the Fairness Opinion is attached as Appendix F to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has (i) unanimously approved the Arrangement, (ii) determined that the Arrangement is in the best interests of KeyWest and is fair to the Shareholders and (iii) authorized the submission of the Arrangement to the Shareholders for approval and to the Court for the Final Order. See “Background to the Arrangement”.

The Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

TIMING

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, KeyWest will apply for the Final Order approving the Arrangement on February 25, 2003. If the Final Order is obtained on February 25, 2003 in form and substance satisfactory to KeyWest, Luke, VHI and the Trust, and all other conditions specified are satisfied or waived, KeyWest expects the Effective Date of the Arrangement will be February 26, 2003. It is not possible, however, to specify the precise date of the Effective Date. The Effective Date may be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As soon as the Effective Date is determined, KeyWest will issue a press release confirming the same.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

PROCEDURE FOR ELECTION AND EXCHANGE OF COMMON SHARES AND TREATMENT OF OPTIONS

Common Share Procedures

Elections

In order for a Shareholder to elect whether to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration, a Shareholder must deposit a properly completed and duly executed Letter of Transmittal, in the form accompanying this Information Circular, together with the certificates representing such Shareholder’s Common Shares with the Depositary at one of the offices specified in such form not later than the Election Deadline. Any Shareholder (whether such Shareholder votes for or against, or does not vote in respect of, the Arrangement Resolutions) who fails to properly make such election or deposit the certificates representing such Shareholders’ Common Shares by such time will be deemed to have elected to receive the Trust Unit Consideration.

The Board of Directors has not made any recommendations as to whether Shareholders should elect to receive the Trust Unit Consideration, Cash Consideration or Combined Consideration.

Any use of the mail to transmit the share certificate and a Letter of Transmittal is at the option and risk of the Shareholder. If such documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the Arrangement is not proceeded with, all certificates representing Common Shares received by the Depositary will be returned to Shareholders.

Shareholders who dissent and are ultimately not entitled to be paid the fair value of their Common Shares will not be able to elect to receive the Cash Consideration otherwise payable pursuant to the Arrangement and will be deemed to have elected to receive the Trust Unit Consideration and will receive the Trust Unit Consideration and/or the Cash Consideration on the same basis as non-dissenting Shareholders who elect to receive the Trust Unit Consideration for all their Common Shares.

As soon as practicable after the Effective Date, the cash and/or certificates representing Trust Units and Luke Shares will be:

(a)	forwarded by the Depositary to the holder, at the address specified in the Letter of Transmittal, by first class mail (postage prepaid); or

(b)	made available at the Depositary for pick-up by the holder, if requested by the holder in the Letter of Transmittal.

Each Shareholder will be required to deposit a completed Letter of Transmittal in the form accompanying this Information Circular, together with the certificates representing such Shareholder’s Common Shares and all other required documentation with the Depositary, prior to the time set forth in, and at one of the offices specified in such form.

If a certificate representing Common Shares has been lost, apparently destroyed or wrongfully taken, the holder of such shares should immediately contact the Transfer Agent so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by KeyWest and the Transfer Agent in connection with the issuance of such replacement share certificate.

No fractional Trust Units or Luke Shares will be issued and in lieu of any fractional Trust Unit or Luke Share, each registered Shareholder will receive the next highest whole number of Trust Units or Luke Shares, as the case may be.

The deposit of Common Shares pursuant to the procedures set forth above and in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and KeyWest upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

In respect of Shareholders entitled to receive cash consideration in accordance with the Arrangement, under no circumstances will interest accrue, or be paid by KeyWest, the Trust, VHI, Acquisitionco, AmalgamationCo, Luke or the Depositary, regardless of any delay in effecting such payment.

The Trust will pay for Common Shares validly deposited pursuant to these procedures and entitled to receive Cash Consideration by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to the holders of such Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in accordance with the Arrangement for the purpose of receiving payment from KeyWest and transmitting payment from KeyWest and to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

Settlement with persons who deposit Common Shares will be effected by the Depositary forwarding cheques payable in Canadian funds and/or if appropriate, a certificate or certificates representing any Luke Shares and/or Trust Units to be issued in consideration by first class insured mail, postage prepaid.

Unless otherwise directed in the Letter of Transmittal, the cheque and/or certificate(s) representing any Luke Shares and/or Trust Units to be issued in consideration for KeyWest Shares will be issued in the name of the registered holder of Common Shares so deposited. Unless the person who deposits Common Shares instructs the Depositary to hold the cheque and/or share certificate(s) for pick-up by checking the appropriate box in the Letter of Transmittal, cheques and/or any certificates will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, cheques and/or any certificates will be forwarded to the address of the person as shown on the applicable register of KeyWest

All questions as to the validity, eligibility (including timely receipt) of any election to receive cash and/or Trust Units in accordance with the Arrangement will be determined by KeyWest in its sole discretion. There shall be no duty or obligation on KeyWest, the Trust, VHI, Acquisitionco, Luke or the Depositary to give notice of any defect or irregularity in any election. The interpretation by KeyWest of the terms and conditions of the Information Circular and the Letter of Transmittal, shall be final and binding.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary, together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature.

Failure to Forward Letter of Transmittal and to Deposit Certificate

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary together with a properly completed and duly executed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim or any kind or nature and the right of the holder of such Common Shares to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration shall be deemed to be surrendered to the Trust together with all interest, dividends or distributions thereon held for such holder. In addition, the right of the holder of such Common Shares to receive the Luke Shares shall be deemed to be surrendered to Luke together with all interest, dividends or distributions thereon held for such holder.

Treatment of Options

Pursuant to the provisions of the Arrangement Agreement, KeyWest has agreed to use its reasonable commercial efforts to ensure that all persons holding KeyWest Options either exercise those KeyWest Options, or terminate their rights to exercise any of those KeyWest Options, prior to filing the Articles of Arrangement on the Effective Date. Pursuant to the Arrangement Agreement, the Trust has agreed that KeyWest may pay to the holders of the KeyWest Options, in order to induce such holders to surrender and terminate their KeyWest Options prior to filing Articles of Arrangement on the Effective Date, an amount not exceeding the difference between the exercise price and $3.65 for each KeyWest Share issuable under the KeyWest Option (the “Cash Payout”). As at the date of this Information Circular, all holders of KeyWest Options remaining unexercised as of January 10, 2003 have elected to receive the Cash Payout and have acknowledged and agreed as a consequence that they will not and shall not be entitled to vote any of their KeyWest Options at the Meeting and will not prior to the Effective Time exercise all or any of such KeyWest Options; all of their rights with respect to such KeyWest Options shall be, and shall be deemed to be terminated prior to the Effective Time, that their sole remaining right will be the right to receive the Cash Payout and that they will not be entitled to exercise any dissent rights connected to the KeyWest Options.

EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by KeyWest relating to the Arrangement including, without limitation, proxy solicitation, financial advisory fees, fairness opinion, accounting and legal fees, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting are estimated to be approximately $5.5 million. KeyWest shall bear the costs of Luke related to the Arrangement including, without limitation, legal, financial advisor, audit and accounting, reserve engineering, regulatory and all costs and expenses relating to Luke’s formation, its acquisition of the Retained Assets, the listing of its common shares on a Canadian stock exchange and related matters, but, for greater certainty, Luke shall be responsible for all costs and expenses relating to the establishment of its business, organization and operations. The estimated costs to be incurred by the Trust relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and listing fees payable to the TSX are estimated to be approximately $3 million.

LEGAL DEVELOPMENTS

Section 192 of the CBCA provides that where it is impracticable for KeyWest to effect a fundamental change in the nature of an arrangement under any other provision of the CBCA, KeyWest may apply to the Court for an order approving an arrangement proposed by KeyWest. Application will be made pursuant to this section of the CBCA for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application. However, there have not been, to the knowledge of KeyWest, any recent significant decisions relating thereto.

Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for KeyWest, (“Counsel”), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the Tax Regulations that relate to the Arrangement and which are generally applicable to Shareholders who, for purposes of the Tax Act and at all relevant times, hold their Common Shares, Trust Units and Luke Shares (collectively, the “Securities”) as capital property and neither deal, nor are deemed to deal, otherwise than at arm’s length with KeyWest, Acquisitionco, Luke and the Trust. Generally, the securities will be considered to be capital property to a Shareholder provided such holder does not hold them in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules, or a Shareholder an interest in which would be a “tax shelter investment” under the Tax Act. In addition, this summary does not apply to a Shareholder that carries on an insurance business in Canada and elsewhere or to which the Securities constitute “designated insurance property”.

This summary is based upon the provisions of the Tax Act and Tax Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and Tax Regulations that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). No application has been made to the CCRA for an advance tax ruling with respect to the Arrangement.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement.

Residents of Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

Disposition of Common Shares

Pursuant to the Arrangement, a Shareholder will receive ultimately Luke Shares and Trust Units, or a combination of Trust Units, cash and Luke Shares as a result of the disposition of such Shareholder’s Common Shares. The combined effect of the transactions which compose the Arrangement will be that such Shareholders will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of the Luke Shares, cash and Trust Units so received exceeds (or is less than) the aggregate of such Shareholder’s adjusted cost base of such Common Shares immediately before the Effective Time and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See “Taxation of Capital Gains and Capital Losses” below. The cost to the Shareholder of the Luke Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

Holders of Common Shares should consult their own professional advisors with respect to the issues arising under the Arrangement, including the disposition of their Common Shares for Acquisition Notes and Luke Notes and the exchange thereof for Trust Units and Luke Shares. In all cases, a holder of a Common Share should assess the Canadian income tax consequences by reference to their particular circumstances and by reference to each transaction under the Arrangement, which are more specifically described below.

Taxation of Capital Gains and Capital Losses

Generally speaking, one-half of any net capital gain realized by a Shareholder in connection with the Arrangement or otherwise must be included in the Shareholder’s income under the Tax Act as a taxable capital gain for the taxation year during which the capital gain is realized. One-half of any capital loss realized by a Shareholder in connection with the Arrangement may be deducted against taxable capital gains realized by the Shareholder in the taxation year during which the Arrangement becomes effective, any of the three preceding taxation years and in any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

Taxable capital gains realized by a Shareholder that is an individual may give rise to alternative minimum tax depending upon such Shareholder’s circumstances. A Shareholder that throughout the relevant taxation year is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Ownership of Luke Shares

A holder of Luke Shares will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of such shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder’s aggregate adjusted cost base of such Luke Shares. See “Taxation of Capital Gains and Capital Losses” above.

Dividends received and deemed to be received on Luke Shares acquired by a Shareholder pursuant to the Arrangement will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by an individual (including a trust) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax to the extent such dividends are deductible in computing the holder’s taxable income.

Based on representations of Luke’s Management, the Luke Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. However, no assurances can be given that Luke Shares will be listed and posted for trading on a prescribed stock exchange. Shareholders to which these issues are relevant should consult their own tax advisors for advice with respect to the income tax consequences to them of receiving Luke Shares under the Arrangement having regard to their own particular circumstances.

Status of the Trust

Based on representations of VHI, the Trust currently qualifies as a “unit trust” and a “mutual fund trust” as defined in the Tax Act, and this summary assumes that the Trust will also so qualify at the Effective Time, and will continue to so qualify thereafter. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. These conditions include: the requirement that the Trust not have been established or at any time be maintained primarily for the benefit of non-residents; the requirement that it must have at least 150 Trust Unitholders each of whom owns not less than one “block” of Trust Units having an aggregate fair market value of not less than $500 where, in this case, a “block” of Trust Units means 100 Trust Units; and the requirement that the Trust restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Trust Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Trust Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust will be required to include in its income for each taxation year all amounts that it receives (or if certain of the Proposed Amendments become law, becomes receivable) during the year as a holder of the royalties granted by VEAL and VHT (the “NPI”). The Trust will also be required to include in its income all interest on the debt instrument issued to the Trust by VHT (the “Viking Notes”) that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. The Trust will also be required to include in its income all amounts paid or payable from VHT. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on the shares of VHI and VEAL owned by the Trust will be deemed to have been received by Trust Unitholders and not to have been received by the Trust.

The cost of the NPI has been added to the Trust’s cumulative COGPE account. Amounts which the Trust may be required to pay in the future pursuant to the deferred purchase price obligation in respect of the NPI will also be added to the Trust’s cumulative COGPE account.

Where, as a result of a sale of a property by VHI or VHT and the extinguishment of any part of the NPI with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds (“Royalty Disposition Proceeds”) will be required to be deducted from the balance of the Trust’s cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more “Canadian resource properties” as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account.

The Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative COGPE account at the end of that year, pro-rated for short taxation years. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

In addition to annual deductions in respect of its cumulative COGPE account, the Trust will be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct, over five years on a straight-line basis, any costs incurred by it in connection with the issuance of Trust Units.

Under the Trust Indenture, an amount equal to “Distributable Income of the Trust” (as defined in the VERT Trust Indenture) for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year (net of the Trust’s expenses and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the holders of Trust Units. Subject to the exceptions described below, all amounts payable to the holders of Trust Units shall be paid by way of cash distributions.

Under the Trust Indenture, cash received by the Trust may be used to finance cash redemptions of Trust Units. Accordingly, such cash so utilized will not be available to be paid to holders of Trust Units for the purpose of distributing income of the Trust. In such circumstances, income of the Trust may be payable to holders of Trust Units in the form of additional Trust Units. Moreover, under the Trust Indenture, the Trust may, in certain circumstances, distribute the property of the Trust to finance the redemption of Trust Units. As a result, such cash so utilized will not be available to make cash distributions of Trust income to Unitholders. In such circumstances income of the Trust may be paid to Unitholders in the form of additional Trust Units rather than by way of cash distributions.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Trust Unitholders

Income of a Unitholder from Trust Units will be considered to be income from property and not resource income (or “resource profits”) for the purposes of the Tax Act.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of “private corporations” (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder’s income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of Trust Units held by such Unitholder will be reduced by such amount, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder’s share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, such negative amount will be deemed to be a capital gain of a Trust Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The adjusted cost base of a Trust Unit received under the Arrangement will be equal to the fair market value of the Trust Unit so received. Trust Units issued to a Unitholder in lieu of a cash distribution of income will have an acquisition cost equal to the amount of such income. Such acquisition cost will be required to be added to the adjusted cost base of all other Trust Units held by the Unitholder and divided by the total number of Trust Units then held by the Unitholder in order to determine the respective adjusted cost base of each Trust Unit so held.

Upon the disposition or deemed disposition by a Trust Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder’s income as described above) are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Viking Notes or other property of Viking are distributed (including interest on the NPI) in satisfaction of the redemption price, the proceeds of disposition to the Unitholder of Trust Units will generally be equal to the fair market value of the Viking Notes or other property of Viking so distributed.

The adjusted cost base of any Viking Note or other property of Viking is distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Viking Note, or other property distributed, as the case may be, at the time of the distribution or issuance, less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Viking Note (including interest that had accrued to the date of the acquisition of a note by a Unitholder) or if the Proposed Amendments become law, amounts accrued under the NPI in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of a note, an offsetting deduction will be available.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder’s circumstances.

Tax Exempt Unitholders

Provided that the Trust qualifies as a mutual fund trust under the Tax Act at all relevant times, Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (collectively, the “Exempt Plans”). If the Trust ceases to qualify as a mutual fund trust, Trust Units will cease to be qualified investments for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, such Exempt Plan will become taxable on its income attributable to Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the registration of the registered education savings plan may be revoked.

If the Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including Exempt Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

VHI has advised Counsel that the cost amount of its foreign property will be less than 30% of the cost amount of all property of the Trust. Accordingly, Trust Units will not constitute foreign property for Exempt Plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act.

Dissenting Shareholders

Holders of Common Shares who dissent to the Arrangement will be considered to have disposed of their Common Shares for an amount ultimately determined to be the fair value thereof. To the extent that the amount received represents interest, such amount must be included in the income of the former Shareholder at the time the amount becomes receivable. Any remaining amount which exceeds the paid-up capital of the Common Shares will be deemed under the Tax Act to constitute the payment of a dividend to the Dissenting Shareholder (subject to the potential application of subsection 55(2) of the Tax Act to Shareholders that are corporations). The amount received less any amount which represents interest or the deemed payment of a dividend will be considered the Dissenting

Shareholder’s proceeds of disposition of his Common Shares for the purposes of determining his capital gain or, except in certain defined circumstances, capital loss thereon and taxed in the manner described above.

Non-Residents of Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the Common Shares, Trust Units and Luke Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary assumes that the Arrangement will not result in a Non-Resident Holder (together with persons with whom the Non-Resident Holder does not deal at arm’s length) being considered to hold 25% or more of the Trust Units (or interests therein) at any time during the Arrangement or during the sixty (60) month period immediately preceding the Arrangement. Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

Where Common Shares are not Taxable Canadian Property to a Non-Resident Holder

A Non-Resident Holder of Common Shares that are not, and are not deemed to be, “taxable Canadian property” (as defined in the Tax Act) to such holder will not be subject to tax under the Tax Act on the disposition of such Common Shares under the Arrangement. Similarly, provided the Trust Units and Luke Shares acquired pursuant to the Arrangement are not, and are not deemed to be, taxable Canadian property to a Non-Resident Holder, the holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of such Trust Units or Luke Shares, as the case may be.

Generally any Common Shares, Trust Units and Luke Shares, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the particular securities are listed on a prescribed stock exchange (which currently includes the TSX) at that time and at no time during the sixty (60) month period immediately preceding the disposition did the holder, persons with whom the holder does not deal at arm’s length, or such holder together with such persons, own or have an interest in or an option in respect of, 25% or more of the issued securities of any class or series of the particular issuer. Common Shares, Trust Units and Luke Shares may also be taxable Canadian property to a holder where the holder elected to have such property be taxable Canadian property or where the holder acquired such property in circumstances under which the property was deemed to be taxable Canadian property.

Where Common Shares are Taxable Canadian Property to a Non-Resident Holder

If Common Shares are or are deemed to be taxable Canadian property to a particular Non-Resident Holder, on the disposition of the Common Shares, such holder will generally receive treatment similar to that described above under “Residents of Canada”.

Taxation of Non-Resident Holders of Trust Units

Where the Trust makes distributions to a Non-Resident Holder of Trust Units, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution paid or credited by the Trust to a Non-Resident Holder (other than the portion of such distribution which would not be included in income of a Unitholder, as described above) will be subject to Canadian withholding tax at the rate of 25% at the time such distribution is paid or credited, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Taxation of Non-Resident Holders of Luke Shares

Assuming that the Luke Shares are listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, Luke Shares of a Non-Resident Holder will not generally constitute “taxable Canadian property” under the Tax Act unless: (i) at any time during the sixty (60) month period that ends immediately before the disposition of a Luke Share by such Non-Resident Holder, not less than 25% of the issued shares (taking into account any rights to acquire shares) of any class or series of the capital stock of Luke or a predecessor were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length or by any combination thereof; or (ii) the Non-Resident Holder’s Luke Shares are otherwise deemed to be taxable Canadian property. Dividends paid on Luke Shares, if any, will be subject to Canadian withholding tax at 25% of the gross amount of such dividends, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including associated filings, the effects of the provisions of any income tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence and of disposing of “taxable Canadian property” if, based on the above summary, their Luke Shares are or may be “taxable Canadian property”.

Dissenting Non-Resident Holders of Common Shares

Non-Resident Holders of Common Shares who dissent to the Arrangement will be considered to have disposed of their Common Shares for an amount ultimately determined to be the fair value thereof. To the extent that the amount received represents interest, such amount will be subject to 25% Canadian withholding tax, subject to the terms of any applicable tax treaty. Any remaining amount which exceeds the paid-up capital of the Common Shares will be deemed under the Tax Act to constitute the payment of a dividend to the Non-Resident Holder and subject to 25% Canada withholding tax, subject to the terms of any applicable tax treaty. If the Common Shares are taxable Canadian property at the time the dissenting Non-Resident Holder would be considered to dispose of the Common Shares, the amount received less any amount which represents interest or the deemed payment of a dividend will be considered the Non-Resident Holder’s proceeds of disposition of his Common Shares for the purposes of determining his capital gain or, except in certain defined circumstances, capital loss thereon and taxed in the manner described above. If at the time of disposition the Common Shares are not listed, the Common Shares may be taxable Canadian property and the Non-Resident Holder may also be subject to the compliance obligations under Section 116 of the Tax Act.

RIGHTS OF DISSENT

The following description of the right of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s securities and is qualified in its entirety by the reference to the full text of the Interim Order and Section 190 of the CBCA which are attached to this Information Circular as Appendices C and G, respectively. A registered Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that Section, as modified by the Interim Order. Failure to strictly comply with the provisions of that Section, as modified by the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder is entitled, in addition to any other right such holder may have, to dissent and to be paid by KeyWest the fair value of the Common Shares held by such Shareholder in respect of which such Shareholder dissents, determined as of the close of business on the day before the resolution from which such Shareholder dissents was adopted or the Interim Order was made. A registered Shareholder may dissent only with respect to all of the Common Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Only registered Shareholders may dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A registered holder, such as a broker, who holds Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common Shares covered by it.

A Dissenting Shareholder must send to KeyWest a written objection to the Arrangement Resolution, which written objection must be received by KeyWest, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7 Avenue

S.W., Calgary, Alberta, T2P 3N9, Attention: Chris von Vegesack by 2:00 p.m. (Calgary time) on the business day before the Meeting. A holder of Common Shares may not exercise the right of dissent in respect of only a portion of such holder’s Common Shares, but may dissent only with respect to all of the Common Shares held by the holder. A registered Shareholder wishing to exercise the right to dissent with respect to such holder’s Common Shares shall not vote such Common Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution. The CBCA does not provide, and KeyWest will not assume, that a vote against the proposed arrangement constitutes a Dissent Notice.

KeyWest is required, within 10 days after the Shareholders adopt the Arrangement Resolution, to notify each Shareholder who has filed a Dissent Notice that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Shareholder must then, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been adopted, or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to KeyWest a written notice (a “Dissent Notice”) containing his or her name and address, the number of Common Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair market value of such Common Shares. A Dissenting Shareholder must, within 30 days of sending the Payment Demand, send to the Depositary the certificates representing the Common Shares in respect of which he or she dissented. A Dissenting Shareholder who fails to send the certificates representing the Common Shares in respect of which he or she dissented has no right to make a claim under Section 190 of the CBCA. The Depositary will endorse on certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the certificates to the Dissenting Shareholder.

On sending a Payment Demand to KeyWest, a Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of his or her Common Shares as determined under Section 190 of the CBCA, except where:

(a)	the Dissenting Shareholder withdraws the Payment Demand before KeyWest makes an Offer to Pay to the Dissenting Shareholder pursuant to the CBCA;

(b)	KeyWest fails to make an offer and the Dissenting Shareholder withdraws the Payment Demand; or

(c)	the Board of Directors revises the Arrangement Resolution;

in which case the Dissenting Shareholder’s rights are reinstated as of the date the notice was sent.

KeyWest is required, not later than seven days after the later of the day on which the action approved by the Arrangement Resolution is effective or the date on which KeyWest received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written Offer to Pay. Every Offer to Pay must be on the same terms. KeyWest must pay for the Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if KeyWest does not receive acceptance thereof within 30 days after the Offer to Pay has been made.

If KeyWest fails to make an Offer to Pay for the Common Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, KeyWest may, within 50 days after the effective date of the Arrangement or within such further period as the court may allow, apply to a court to fix a fair value for the Common Shares of a Dissenting Shareholder. If KeyWest fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in respect of an application.

On an application to a court, all Dissenting Shareholders whose Common Shares have not been purchased by KeyWest will be joined as parties and bound by the decision of the court, and KeyWest will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against KeyWest in favour of each Dissenting Shareholder and for the amount of the fair value of his or her Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Arrangement until the date of payment.

KeyWest shall not make a payment to a Dissenting Shareholder under Section 190 if there are reasonable grounds for believing that KeyWest is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of KeyWest would thereby be less than the aggregate of its liabilities. In such event, KeyWest shall notify, within ten days after the pronouncement of the final order, each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their securities, as applicable, in which case the Dissenting Shareholder may, by written notice to KeyWest within 30 days after receipt of such notice, withdraw such Shareholder’s Dissent Notice, in which case KeyWest shall be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a Shareholder failing which such Dissenting Shareholder retains a status as a claimant against KeyWest to be paid as soon as KeyWest is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of KeyWest but in priority to its shareholders.

All Common Shares held by Dissenting Shareholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to KeyWest and cancelled in exchange for such fair value or will, if such Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to Acquisitionco and the holder of such Common Shares shall be deemed to have participated in the Arrangement and received the Trust Units, cash and Luke Shares on the same basis as all other Shareholders.

The Arrangement Agreement provides that it is a condition to the obligations of the Trust, VHI, KeyWest and Luke to complete the Arrangement that holders of not more than 5% of the issued and outstanding Common Shares exercise their right of dissent as described above. See “The Arrangement — Details of the Arrangement — Arrangement Agreement”.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT AND INTENTIONS OF SUCH PERSONS

To the knowledge of the directors and officers of KeyWest, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Common Shares.

As of January 15, 2003, the directors and officers of KeyWest as a group, owned beneficially, directly or indirectly, or exercised control or direction over, an aggregate of 6,154,490 (9.0%) Common Shares. Pursuant to the Lockup Agreements, each of the directors and officers agreed to vote the Common Shares owned or controlled by them as at the Record Date and exercised prior to the Meeting, in favour of the Arrangement Resolution, which represent in aggregate approximately 9% of the issued and outstanding Common Shares.

The Arrangement will constitute a “change of control” under the change of control agreements with each of the five officers of KeyWest. The “change of control” agreements provide that in the event of a change of control of KeyWest, such executive officers may, for a period of sixty (60) days following such change of control, elect to terminate his or her employment and be entitled to be paid a lump sum equal to between 24 months and 30 months of the persons annual base salary at the time of termination (the “Termination Date”) plus all salary earned but not yet paid up to the Termination Date, all vacation pay and expenses due and owing as of the Termination Date, any bonus declared but not yet paid and an amount equal to two (2) times KeyWest’s then current annualized contribution for such persons benefit under KeyWest’s employee incentive plan, less all applicable statutory deductions. No other director or officer has entered into a “change of control” agreement with KeyWest.

These “change of control” agreements are intended to govern and supersede any other employment arrangement between KeyWest and the individuals referenced above to the contrary, except for any stock option arrangements between the individuals and KeyWest, which arrangements continue to be governed by the KeyWest Option Plan. It is a condition of the Arrangement that each of the officers of KeyWest shall have resigned immediately prior to the Effective Date. The aggregate amount of “change of control” payments payable to the executive officers of KeyWest in connection with the Arrangement will be approximately $1.85 million. In addition, KeyWest anticipates that it will pay approximately $750,000 in severance and/or retention bonus payments to other employees of KeyWest, excluding the above-referenced executive officers.

None of the directors or officers of KeyWest, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, in any matter to be acted on at the Meeting since the start of KeyWest’s last financial year in any transaction or any proposed transaction that has materially affected, or will materially affect, KeyWest or any of its affiliates except as disclosed above or elsewhere in this Information Circular, the Appendices hereto or the documents incorporated by reference including that certain directors and officers of KeyWest will be directors and/or officers of Luke and directors and officers of KeyWest hold Common Shares and Options which will be exchanged or otherwise dealt with in accordance with the Arrangement Agreement as described elsewhere herein.

STOCK EXCHANGE LISTINGS

The Common Shares are listed and posted for trading on the TSX under the symbol “KWE”. On December 18, 2002, the last trading day prior to the date of announcement of the Arrangement and the exchange ratios thereunder, the closing price of the Common Shares on the TSX was $3.53 per share and on January 23, 2003 was $3.41 per share. Following the Effective Date of the Arrangement, the Common Shares will be delisted from the TSX. The Trust Units are listed and posted for trading on the TSX under the trading symbol “VKR.UN”. On December 18, 2002, the closing price of Trust Units on the TSX was $7.09 and on January 23, 2003 was $7.09. The Trust has applied to list Trust Units to be issued under the Arrangement on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

REGULATORY APPROVALS

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. KeyWest, the Trust or VHI, as applicable, will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. See also “The Arrangement — Procedure for the Arrangement Becoming Effective” and “Resale of Trust Units and Luke Shares”.

RESALE OF TRUST UNITS AND LUKE SHARES

Canada

It is anticipated that Trust Units and Luke Shares to be issued to former holders of Common Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the Provinces of Canada. There can be no assurance that the necessary discretionary exemptions will be obtained.

United States

The issuance of Trust Units and Luke Shares to the former holders of Common Shares pursuant to the Arrangement will not be registered under the 1933 Act and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and the exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of the securities in exchange for outstanding Common Shares. The Court granted the Interim Order on January 24, 2003 and, subject to the approval of the Arrangement by Shareholders, a hearing on the fairness of the Arrangement will be held on February 25, 2003 by such Court.

Persons who are not “affiliates” of KeyWest, the Trust or VHI prior to the Arrangement and are not “affiliates” of the Trust or Luke as at the time of resale of Trust Units and Luke Shares may resell Trust Units and Luke Shares without restriction under the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are affiliates of the Trust or Luke as at the time of resale of Trust Units and Luke Shares and persons who were affiliates of KeyWest, the Trust or VHI prior to the Arrangement may not resell their Trust Units or Luke Shares, as applicable, in absence of a registration under the 1933 Act, unless an exemption from registration is available. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer and sale of such Trust Units or Luke Shares by such person.

All holders of Trust Units and Luke Shares are urged to consult with counsel to ensure that the resale of their securities complies with all applicable securities legislation.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon at the closing of the Arrangement by Burnet, Duckworth & Palmer LLP, on behalf of KeyWest and Luke, and by Macleod Dixon LLP on behalf of the Trust and VHI. As at January 15, 2003, the partners and associates of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares or Trust Units.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Under the terms of the Interim Order, votes cast by holders of Common Shares at the Meeting will be deemed to be votes cast by holders of Luke Shares at a meeting of the holders of Luke Shares.

Approval of the Luke Stock Option Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Luke of a stock option plan (the “Luke Stock Option Plan”) which will authorize the Luke board of directors to issue stock options to directors, officers, employees or other service providers of Luke and its Subsidiaries. A copy of the Luke Stock Option Plan is set out in Appendix H to this Information Circular. The proposed Luke Stock Option Plan is in accordance with the TSX’s policies on listed company share incentive arrangements on the date hereof. Initially, the Luke Stock Option Plan will authorize Luke’s board of directors to issue a total of 1,500,000 stock options to purchase common shares of Luke, however, the board of directors will not issue stock options which, at any time, will exceed 10% of the issued and outstanding common shares of Luke (on an undiluted basis).

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Luke Stock Option Plan:

“BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of Luke that the Luke Stock Option Plan, as more particularly described in KeyWest Energy Corporation’s Information Circular dated January 24, 2003, be and the same is hereby approved and authorized.”

The directors of KeyWest believe that the above resolution is in the best interests of Luke and recommend that the Shareholders vote in favour of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting excluding votes attaching to KeyWest Shares beneficially owned by insiders of Luke to whom Luke Shares may be granted on exercise of options granted under the Luke Stock Option Plan and associates of such persons (as defined in the

Securities Act (Alberta)). The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Luke Stock Option Plan, subject to the above exclusion.

Approval of Initial Private Placement

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to authorize an initial private placement of Luke Shares. It is intended that up to 1,645,000 of Luke Shares will be issued and that the directors, officers and employees of KeyWest and persons associated with them will subscribe to all or a portion of the Initial Private Placement. The purpose of the Initial Private Placement is twofold: firstly, the Initial Private Placement will provide additional capital for use by Luke in its exploration and development activities; and secondly, the Initial Private Placement will be a mechanism by which the directors, officers, certain employees and other insiders (the majority of whom will be leaving KeyWest to manage Luke) can increase their ownership position within Luke. In considering the Arrangement, the board of directors of KeyWest was of the view that in order to attract board members who will contribute to the growth of Luke and to compensate those officers and employees for what is expected to be lower levels of remuneration and benefits within a small exploration and production company as compared to the compensation levels currently received by such individuals through their employment with KeyWest, a substantially larger intermediate oil and gas exploration production and development company, it would be necessary to provide an opportunity for such individuals to hold an increased ownership position in Luke.

The price at which the Luke Shares will be sold will be based on the Luke NAV which has been determined to be $0.81 per share. The Luke NAV has been determined by Luke using: (a) the Luke Reserve Report effective as of January 1, 2003 (being a date which is in close proximity to the anticipated Effective Date) to value the oil, NGL and natural gas interests forming part of the Retained Assets being transferred to Luke as part of the Arrangement; and (b) the Luke Seaton-Jordan Report which evaluates the undeveloped lands of KeyWest being transferred to Luke as part of the Retained Assets under the Arrangement. The following table reflects the determination of the Luke NAV per share as of the date hereof based on such information. See Appendix D, “Information Relating to Luke.”

Luke NAV	As at January 15, 2003

Proven plus 50% probable reserves	$4,344,000	(1)
Undeveloped Land	1,003,296	(2)

Total Assets	$5,347,296

Estimated Luke Shares	6,581,360	(3)

Net Asset Value per share	$0.81

Notes:

(1)	Represents the discounted (present value 15% discount) future net revenue (before taxes) for proven plus 50% probable reserves using escalated price assumptions based on the Luke Reserve Report effective January 15, 2003.

(2)	Undeveloped land values forming part of the Retained Assets as per the Seaton-Jordan Report.

(3)	Estimated number of Luke Shares after giving effect to the Arrangement, but prior to giving effect to the Initial Private Placement.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the Initial Private Placement:

“BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of Luke Energy Ltd., that the private placement by Luke of up to 1,645,000 Luke Shares substantially on the terms described in KeyWest’s

Information Circular dated January 24, 2003, be and the same is hereby approved and authorized.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. For this purpose, Common Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of Luke or their associates or affiliates will be excluded, if such director, officer, insider or such persons, associates or affiliates participate in the Initial Private Placement. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Initial Private Placement.

Participation in the Initial Private Placement has been offered to certain individuals who would be key directors, officers and employees of Luke following the completion of the Arrangement as a material inducement to their acceptance of employment with Luke. Luke’s success will depend in large measure on such key individuals. Failure to obtain the requisite Shareholder or regulatory approval of the Initial Private Placement may result in such key individuals not agreeing to carry on as employees of Luke. The loss of the services of such key personnel could have a material adverse effect on Luke.

Advance Shareholder Approval of Issuance of Common Shares of Luke

Currently there is no market for Luke Shares and there can be no assurance that there will be a market for Luke Shares. However, the directors of Luke believe it is in the best interests of Luke to pass the following resolution at this time.

The policies of the TSX provide that the aggregate number of shares of a listed corporation which are issued or made subject to issuance by way of one or more private placement transactions during any particular six-month period may not exceed 25% of the number of shares outstanding at the beginning of the aforesaid six month period without first receiving the approval of the shareholders of the listed corporation on such terms and conditions as the TSX may impose in respect of securing such approval. The effect of this policy is to prevent a listed corporation from closing private placements that may, on a cumulative basis, exceed the aforesaid 25% limit until such time as the shareholders of the listed corporation have passed an ordinary resolution approving the private placement that the listed corporation intends to enter into, or unless advance shareholder approval is obtained.

At this stage of its development, one of Luke’s main sources of capital will be equity financing. In order for Luke to raise funds to carry on its ongoing programs or to finance the acquisition of new properties, Luke may need to negotiate private placement subscriptions for its common shares or securities convertible into its common shares. As it is possible that the Luke Shares may be listed on the TSX, management considers that it is in the best interests of Luke to obtain advance approval from its shareholders due to the possibility of entering into private placements that may exceed the TSX’s 25% policy described above (provided that such placements are completed within 12 months of the date that the shareholders give such advance approval). Obtaining advance approval should obviate the necessity of securing further shareholder approval for each specific private placement and will thus reduce the time required to obtain regulatory approval therefor. This in turn should decrease Luke’s administrative costs relating to such private placements and should allow greater flexibility to facilitate the raising of additional capital. Luke understands that it is the current practice of the TSX that such advance approval will be recognized as effective as long as the TSX is satisfied with the disclosure in the proxy materials sent to shareholders in connection with the meeting at which such resolution will be considered.

Any private placement(s) contemplated by Luke in reliance on advance approval sought at the Meeting will be subject to the following additional characteristics:

(a)	each private placement (other than the Initial Private Placement and other than as may be consented to by the TSX) must be substantially with parties who are at arm’s length to Luke;

(b)	each placement cannot materially affect control of Luke; and

(c)	the policies of the TSX relative to private placement pricing will be followed subject to the TSX’s discretion to impose more restrictive policies. The TSX’s current pricing policy is briefly described as follows:

The price at which a Luke Share may be issued by way of private placement must not be lower than the closing market price of Luke’s Shares as traded on the TSX on the day prior to the date that notice of the private placement is given to the TSX less the applicable discount as follows:

Proposed Issue Price	Maximum Discount

$0.50 or less	25%
$0.51 to $2.00	20%
over $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by holders thereof).

The TSX has the discretion to determine whether or not a particular private placement is substantially at arm’s length or will result in a material change of control. For these and other reasons, the TSX may require specific shareholder approval for any particular private placement.

In anticipation that, in addition to the private placement referred to under “Approval of Initial Private Placement”, Luke may need to enter into one or more private placements to be completed within 12 months of the date of the Meeting and such placements may result in the issuance of Luke Shares or securities convertible into Luke Shares aggregating up to 8,226,360 additional Luke Shares, Luke requests that the Shareholders approve the following ordinary resolution:

“BE IT RESOLVED that subject to regulatory approval and compliance with the rules and policies of the Toronto Stock Exchange, Luke be allowed and is hereby authorized to enter into one or more private placement transactions in addition to the private placement referred to under “Approval of Initial Private Placement”, during the 12 month period commencing on the date of adoption of this resolution by the shareholders and on such terms as are more particularly described in KeyWest Energy Corporation’s Information Circular dated January 24, 2003 providing for the issuance of up to 8,226,360 Luke Shares or other securities convertible into a maximum of 8,226,360 Luke Shares be and the same is hereby approved and authorized.”

The directors of Luke believe the passing of the foregoing resolution is in the best interests of Luke, since it will give Luke additional flexibility in accessing capital markets on a timely basis. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution.

KEYWEST ENERGY CORPORATION

KeyWest is a Calgary based corporation continued under the CBCA. KeyWest engages in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the provinces of British Columbia, Alberta and Saskatchewan.

KeyWest has one wholly-owned subsidiary, ViewPoint Resources Ltd., an Alberta corporation. KeyWest also has a direct and indirect 100% interest in the KeyWest Energy Partnership which holds substantially all of KeyWest’s producing oil and gas properties. KeyWest’s registered and head office is located at Suite 1200, 520 – 5th Avenue S.W., Calgary, Alberta T2P 3R7.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of KeyWest at Suite 1200, 520 – 5th Avenue S.W., Calgary, Alberta T2P 3R7, telephone (403) 261-2766. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of KeyWest at the above-mentioned address and telephone number. In addition, these documents can also be obtained from the Canadian Securities Administrators at www.sedar.com.

The following documents of KeyWest, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.	the KeyWest AIF including management’s discussion and analysis of the financial condition and results of operations of KeyWest for the year ended December 31, 2001 incorporated therein;

2.	the audited consolidated financial statements as at December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors’ report thereon, which are contained in the 2001 Annual Report of KeyWest;

3.	the audited consolidated financial statements as at December 31, 2000 and December 31, 1999 together with the notes thereto and the auditors’ report thereon, which are contained in the 2000 Annual Report of KeyWest;

4.	the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2002 including management’s discussion and analysis of the financial condition and results of operations of KeyWest included therein;

5.	the Information Circular — Proxy Statement dated April 16, 2002 in connection with the annual and special meeting of Shareholders held on May 28, 2002, (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference therein, being the disclosure given under the headings, “Statement of Corporate Governance Practices”, “Report on Executive Compensation” and “Performance Graph”);

6.	the Material Change Report of KeyWest dated October 3, 2002 in respect of the $30 million equity financing through the issuance, by way of private placement, of up to 10,909,090 Special Warrants at a price of $2.75 per Special Warrant;

7.	the Material Change Report of KeyWest dated October 7, 2002 in relation to the closing of a production purchase of approximately 2,000 BOE/d, which is 95% light oil, for an acquisition cost, before adjustments, of approximately $60,000,000;

8.	the final short form prospectus of KeyWest dated November 20, 2002 relating to the qualification for distribution of an aggregate 10,909,090 Common Shares issuable upon exercise of an aggregate 10,909,090 previously issued Special Warrants; and

9.	the Material Change Report of KeyWest dated December 19, 2002 in respect of the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by KeyWest with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Selected KeyWest Consolidated Financial and Operating Information

The following information should be read in conjunction with KeyWest’s audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, KeyWest’s management’s discussion and analysis for the year ended December 31, 2001 and KeyWest’s unaudited consolidated financial statements for the nine months ended September 30, 2002 and 2001 and management’s discussion and analysis for the nine months ended September 30, 2002, incorporated by reference in this Information Circular.

The following historic financial and operating information of KeyWest is presented before giving effect to the disposition of the Retained Assets. See also “Effect of the Acquisition of KeyWest on the Trust”.

Selected KeyWest Consolidated Financial Information

The following table sets out certain KeyWest consolidated financial and operating information as at and for the years ended December 31, 2001, 2000 and 1999 and as at and for the nine months ended September 30, 2002 and 2001. The selected consolidated financial information has been derived from KeyWest’s annual audited consolidated financial statements and from KeyWest’s interim unaudited consolidated financial statements for the periods indicated. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year. Such financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

	Nine Months Ended
	September 30,		Year Ended December 31,

(thousand of Canadian dollars, except ratios)	2002	2001	2001	2000	1999

Income Statement Items
Gross Revenue	47,206	37,828	45,197	30,641	6,783
Earnings	7,884	8,436	9,017	6,957	1,898
Cash Flow Statement Items
Cash flow from operations(1)	24,637	21,891	25,085	17,631	3,692
Capital expenditures, net	32,529	42,660	56,024	30,725	29,249
Balance Sheet Items
Total assets	135,791	94,932	104,986	60,602	40,987
Working Capital surplus (deficit)	(8,408)	(2,391)	(2,783)	(4,751)	7,752
Long-term debt including current portion	29,626	25,332	30,908	0	0
Shareholders’ equity	68,890	47,983	50,995	41,632	35,203
Debt Ratios
Debt to cash flow — trailing 12 months	1.1	0.9	1.2	n/a	n/a

	Nine Months Ended
	September 30,		Year Ended December 31,

(thousand of Canadian dollars, except ratios)	2002	2001	2001	2000	1999

Debt to book capitalization	0.3	0.4	0.4	n/a	n/a

Note:

(1)	Cash flow from operations is calculated as earnings plus non-cash expenses less non-cash income.

Selected KeyWest Operational Information

The following table sets out certain KeyWest operating information regarding production for the years ended December 31, 2001, 2000 and 1999 and for the nine months ended September 30, 2002 and 2001. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Nine Months Ended
	September 30,		Year Ended December 31,

Production (before royalties)	2002	2001	2001	2000	1999

Oil and Liquids (bbls/d)	4,359	2,820	2,922	1,489	376
Natural Gas (mcf/d)	10,592	7,831	8,206	6,893	2,763

The following table sets out certain KeyWest information regarding reserves as at December 31, 2001, 2000 and 1999.

	Year Ended December 31,

Proved reserves (before royalties)(1)	2001	2000	1999

Oil and Liquids (mmbbls)	10.4	6.2	2.9
Natural Gas (bcf)	26.9	16.4	13.6

Notes:

(1)	Proved reserves based on escalating pricing as set out in the KeyWest GLJ Reserve Report.

VIKING ENERGY ROYALTY TRUST

Structure

The Trust is an open-end investment trust created under the laws of Alberta. The Trust is governed by the Amended and Restated Trust Indenture dated as of May 15, 2001. The beneficiaries of the Trust are the holders of the outstanding Trust Units. The Trust has retained Viking Management Ltd. to administer the Trust pursuant to an Amended and Restated Management Agreement dated as of May 15, 2001. On December 3, 2002, the Unitholders approved the internalization of the Trust’s management structure for a total cost of $8,500,000. The internalization transaction was completed on January 2, 2003. As a result of the internalization, all acquisition fees (including the acquisition fee relating to the Arrangement which otherwise would have been payable) were eliminated effective October 11, 2002 and all external management fees were eliminated effective January 1, 2003. See “Recent Developments — Internalization of Management”.

The Trust wholly-owns Viking Holdings Trust, Viking Holdings Inc. and Viking Energy Acquisitions Ltd. VHT was created under the laws of Alberta as a commercial trust pursuant to the VHT Trust Indenture dated October 24, 1997. VHI and VEAL were both incorporated on August 13, 1997 under the ABCA. VHI’s sole purpose is to act as trustee for and on behalf of VHT. VHI, in its capacity as trustee of VHT, directly and indirectly owns the entire interest in the Sedpex Partnership. VHI, in its capacity as trustee of VHT, also wholly-owns Viking Energy Ltd. and Viking Landover Inc. VEL was incorporated under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of BXL Energy Ltd. Effective June 30, 2001, VEL and BXL amalgamated pursuant to the provisions of the ABCA and continued as Viking Energy Ltd. VLI was incorporated under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of Landover Energy Inc. Effective June 30, 2002, VLI and LEI amalgamated pursuant to the provisions of the ABCA and continued as Viking Landover Inc.

The Trust’s principal and head office is located at Computershare Trust Company of Canada at 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 and the Manager’s principal and head office is located at Suite 400, Calgary Place, 330-5th Avenue S.W., Calgary, Alberta, T2P 0L4.

The following diagram sets forth the organizational structure of the Trust:

Notes:

(1)	DRPO means Deferred Royalty Purchase Obligation

(2)	VHT receives a net revenue stream from its direct interest in the Sedpex Partnership through ownership draws interest income on a promissory note from VEL. Both the Sedpex Partnership and VEL are owned by VHT.

(3)	On December 3, 2002, Unitholders approved the internalization of the Trust’s management structure. The internalization transaction involved the indirect acquisition by the Trust of all of the issued shares and indebtedness of the Manager. The transaction was completed on January 2, 2003. See “Recent Developments — Internalization Transaction”.

Streams of Income

The Trust makes monthly cash distributions to its unitholders from its net cash flow. The Trust’s primary sources of cash flow are payments received from royalties granted by VEAL and VHT, interest and principal payments on a debt instrument issued to the Trust by VHT, dividend income from VEAL and distributions received from VHT. VHT receives cash flow from payments received from a royalty granted by VEL, interest and principal payments on debt instruments issued to VHT by VEL and VLI and partnership income received from the Sedpex Partnership.

Quarterly Production, Capital Expenditures and Product Netbacks Information

The following information is intended to supplement the information contained in the Renewal Annual Information Form of the Trust for the year ended December 31, 2001 incorporated by reference herein.

	2001				2000

	For the three months ended				For the three months ended

	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31

Product
Crude Oil and NGLs (bbls/d)	8,084	7,761	7,859	7,631	5,808	5,831	5,665	5,823
Natural Gas (mcf/d)	14,442	14,981	32,682	30,802	11,063	11,160	11,895	14,171
Total (BOE/d)	10,491	10,258	13,306	12,765	7,652	7,691	7,648	8,185
Capital Expenditures ($000’s)
Property Acquisitions/(Dispositions)	—	(2,082)	22,598	143	5,996	(656)	876	(102)
Development	2,102	9,261	7,148	7,244	2,253	2,057	7,087	1,195
Product Netbacks
Crude Oil ($/bbl, after hedging)	36.74	36.35	35.15	28.80	33.61	32.41	37.35	37.37
NGLs ($/BOE)	36.62	31.92	27.61	24.57	30.41	27.87	31.85	37.18
Natural Gas ($/mcf)	9.54	6.05	3.14	3.22	2.89	4.18	5.02	7.32
Total Sales Netback ($/BOE)	41.61	36.33	28.33	25.06	29.60	30.51	35.33	39.27
Royalties and Taxes ($/BOE)	6.75	5.63	4.37	3.29	4.03	5.00	5.68	6.45
Operating Costs ($/BOE)	7.98	9.00	7.84	8.41	6.56	6.80	7.29	8.16
Abandonment Reserve ($/BOE)	0.20	0.20	0.20	0.20	0.11	0.30	0.20	0.20
Operating Netback ($/BOE)	26.68	21.50	15.92	13.16	18.90	18.41	22.16	24.46

Recent Developments

Debenture Financing

On January 15, 2003, the Trust completed a public offering of $75 million principal amount of 10.5% extendible convertible unsecured subordinated debentures through a syndicate of underwriters pursuant to a short form prospectus dated January 7, 2003. The Debentures will be initially due on an initial maturity date of April 30, 2003. Upon the Arrangement becoming effective prior to 5:00 p.m. (Calgary time) on April 30, 2003, the maturity date of the Debentures will be automatically extended from the initial maturity date to the final maturity date of January 31, 2008. In the event that the Arrangement does not become effective prior to 5:00 p.m. (Calgary time) on April 30, 2003 the Debentures will mature on the initial maturity date. The Debentures will bear interest from the date of issue at 10.5% per annum, which will be payable semi-annually in arrears on January 31 and July 31 in each year, commencing on July 31, 2003. The Debentures will be convertible at the holder’s option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the day the Debentures mature and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $7.25 per Trust Unit, being a conversion rate of 137.9310 Trust Units for each $1,000 principal amount of Debentures.

KeyWest Arrangement

On December 18, 2002, the Trust, VHI and KeyWest entered into the Arrangement Agreement pursuant to which the Trust and VHI agreed to acquire KeyWest after KeyWest has distributed certain assets to Luke, a newly formed corporation to be owned by the former KeyWest shareholders. On January 17, 2003, KeyWest, Luke, the Trust, VHI and Acquisitionco entered into the Arrangement Agreement attached to this Information Circular as Appendix B and KeyWest, as vendor, Luke, as purchaser, and VHI, VEAL, VLI, VEL and the Trust, as third parties, entered into the Purchase and Sale Agreement. See “The Arrangement — Background to the Arrangement”.

Internalization of Management

On December 3, 2002, the Unitholders approved the internalization of the Trust’s management structure for a total cost of $8,500,000. The internalization transaction was completed on January 2, 2003. As a result of the internalization, all acquisition fees (including the acquisition fee relating to the Arrangement which otherwise would have been payable) were eliminated effective October 11, 2002 and all external management fees were eliminated effective January 1, 2003. Senior management of the Manager has agreed to continue in their respective roles following completion of the internalization.

The internalization transaction involved the indirect acquisition by the Trust of all of the issued shares and indebtedness of the Manager for a total cost of $8,500,000 as follows: (i) $7,287,000 for the purchase of all of the outstanding shares of the Manager paid as to $2,750,000 in cash and the issuance of 602,428 Trust Units (aggregate value of $4,217,000 based on the announcement date closing price of $7.00 per unit) at closing with the remaining $320,000 to be satisfied in Trust Units (based on the trading price of Trust Units on the issue date) issuable over a four year period; and (ii) the assumption of debt and obligations of the Manager of $1,213,000 incurred for retention and transition bonuses paid to certain officers of the Manager consisting of $550,000 paid in cash and $663,000 satisfied through the issuance of Trust Units at closing and following closing.

Current Production and Hedging Information

The Trust’s average daily production for the nine months ended September 30, 2002 was 12,555 BOE/d and for the three months ended September 30, 2002 was 12,593 BOE/d.

The Trust has entered into a number of contracts to provide for commodity price stability and downside protection. The Trust’s 2003 hedging objective is to hedge up to 50% of forecast production with crude oil prices at a base of US $22.00 per bbl and natural gas at Cdn $4.25 per mcf. The Trust currently has 45% of its 2003 forecast production hedged with a combination of swaps and collars. Existing 2003 crude oil hedges consist of a 500 bbls/d swap priced at US $24.38 per bbl, and collars on 3,000 bbls/d within an average range of US $22.16 to US $26.62 per bbl. Existing 2003 natural gas hedges consist of a swap for 4.7 mmcf/d at Cdn $4.38 per mcf and a collar on 6.8 mmcf/d within a range of Cdn $4.78 to Cdn $7.60 per mcf. In addition, the Trust has a further 1,000 bbls/d of crude oil hedged with a costless collar for the first quarter of 2003 within an average range of US $26.25 to US $30.00 per bbl.

Landover Acquisition

In June, 2002, the Trust acquired LEI for a total consideration, including all expenses, of approximately $7,700,000 in cash funded through the Trust’s credit facility and the assumption of debt of LEI of approximately $4,500,000.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Manager, at Suite 400, 330-5th Avenue S.W., Calgary, Alberta, T2P 0L4, telephone (403) 268-3175. For the purpose of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Manager at the above-mentioned address and telephone number. Continuous disclosure documents of the Trust may be accessed at www.sedar.com.

The following documents of the Trust, filed with various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.	the prospectus of the Trust dated January 7, 2003, relating to the offering of Debentures;

2.	the Renewal Annual Information Form for the year ended December 31, 2001 dated May 17, 2002 including the comparative unaudited consolidated financial statements of BXL Energy Ltd. for the three months ended March 31, 2001 and the comparative audited consolidated financial statements of BXL Energy Ltd. for the year ended December 31, 2000, together with the auditors’ report thereon, each attached as Schedule A thereto;

3.	the Proxy Statement and Information Circular dated April 3, 2002 in connection with the annual and special meeting of unitholders of the Trust held on May 23, 2002 (excluding those portions thereof which appear under the headings “Composition of the Corporate Governance Committee”, “Report on Corporate Governance”, “Report on Executive Compensation” and “Performance of Viking Units”);

4.	the Proxy Statement and Information Circular dated November 1, 2002 in connection with the special meeting of unitholders of the Trust held on December 3, 2002;

5.	the comparative audited consolidated financial statements for the year ended December 31, 2001, together with the auditors’ report thereon;

6.	“Management’s Discussion and Analysis” of financial results and financial condition for the year ended December 31, 2001 contained on pages 15 to 19 of the Trust’s 2001 Annual Report;

7.	the comparative unaudited consolidated financial statements for the nine months ended September 30, 2002;

8.	“Management Discussion and Analysis” of financial results and financial condition for the nine months ended September 30, 2002 contained on pages 1 to 3 of the Trust’s Third Quarter Interim Report; and

9.	the material change report dated December 30, 2002 relating to the proposed acquisition of KeyWest.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

All of the information incorporated by reference in this Information Circular relating to the Trust, VHI, BXL, VEL, VHI, VHT and VLI has been taken from the public record or provided by the Trust.

Description of Trust Units

An unlimited number of Trust Units may be issued pursuant to the VERT Trust Indenture. The Trust may offer additional Trust Units or rights to additional Trust Units at such times and on such terms as the boards of directors of VHI and VEAL may determine. Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder is liable to pay any further calls or assessments in respect of Trust Units. No conversion or pre-emptive rights attach to Trust Units.

The VERT Trust Indenture provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The VERT Trust Indenture may be amended from time to time. Substantive amendments to the VERT Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require the approval by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a special meeting of Unitholders or approval in writing by holders of not less than 66 2/3% of the outstanding Trust Units.

Unitholders of record on the last business day of each month are entitled to receive cash distributions of distributable income of the Trust in respect of that month. Such distributions are made on or about the 15th day of the following month.

As at January 23, 2003, there were 55,364,931 Trust Units outstanding and an additional 3,386,450 Trust Units issuable upon exercise of options to purchase Trust Units.

Unitholdings

KeyWest has been advised that as at January 15, 2003 and after giving effect to the Arrangement, to the knowledge of the Trust, no person will beneficially own or exercise control or direction over Trust Units carrying more than 10% of the voting rights attached thereto.

As at January 15, 2003 the directors and senior officers of the Trust, as a group, owned directly or indirectly, or exercised control or direction over 922,861 Trust Units representing approximately 1.67% of the presently issued and outstanding Trust Units. After giving effect to the Arrangement, the holdings of the directors and senior officers of the Trust will consist of 922,861 Trust Units representing approximately 1.16% of the issued and outstanding Trust Units, assuming that all KeyWest Shareholders elect to receive the Cash Consideration.

Selected Consolidated Financial Information

The following table sets forth selected consolidated financial information of the Trust as at and for the years ended December 31, 2001, 2000, and 1999:

	Years Ended December 31,

(thousands of $ except per Trust Unit)	2001	2000	1999

Petroleum and natural gas revenue	$137,305	$96,396	$60,356
Total revenues, net of royalties	$116,534	$81,281	$52,650
Funds from operations	$67,621	$52,404	$27,052
Net income	$29,756	$33,714	$8,335
Net income per Trust Units(1)	$0.75	$1.36	$0.39
Unitholder distributions	$73,326	$43,222	$25,548
Distributions per Trust Unit	$1.91	$1.71	$1.16
Total book value of assets	$402,312	$166,444	$159,676
Working Capital (deficit)	$(1,537)	$4,277	$491
Total long-term debt	$87,037	$35,422	$53,121
Unitholders’ equity	$251,122	$114,829	$92,970
Trust Units outstanding at year end	51,056	27,753	23,444
Trust Unit price at year end	$6.42	$8.55	$6.50

Note:

(1)	Effective January 1, 2001, the Trust adopted the treasury stock method to calculate the diluted per Unit amounts in accordance with the new CICA handbook section. Net income per Trust Unit on a diluted basis for 2001, 2000 and 1999 was $0.74, $1.34 and $0.39 respectively, using this new method. Under the imputed earnings method, fully diluted net income per Trust Unit would have been $0.72, $1.27 and $0.39 respectively.

The following table sets forth selected unaudited consolidated financial information of the Trust with respect to each of the last eight completed financial quarters of the Trust:

	Selected Quarterly Information 3 months Ended

	September 30,	June 30,	March 31,	December 31,
(thousands of $ except per Trust Unit)	2002	2002	2002	2001

Total revenues	$34,835	$33,805	$29,624	$29,429
Funds from operations	$18,208	$17,706	$14,392	$12,872
Net income (loss)	$7,817	$7,575	$4,149	$(209)
Net income per Trust Unit(1)	$0.14	$0.14	$0.08	$0.00
Unitholder distribution	$16,317	$15,694	$14,058	$16,030
Distributions per Trust Unit	$0.30	$0.29	$0.27	$0.32

Note:

(1)	Effective January 1, 2001, the Trust adopted the treasury stock method to calculate the diluted per Unit amounts in accordance with the new CICA handbook section. There was no dilution to net income (loss) per Trust Unit using this new method.

	Selected Quarterly Information 3 months Ended

	September 30,	June 30,	March 31,	December 31,
(thousands of $ except per Trust Unit)	2001	2001	2001	2000

Total revenues	$34,676	$33,910	$39,290	$29,572
Funds from operations	$15,953	$17,410	$21,386	$16,435
Net income	$6,134	$9,792	$14,039	$11,946
Net income per Trust Unit(1)	$0.14	$0.29	$0.45	$0.45
Unitholder distribution	$19,681	$20,880	$16,735	$17,485
Distributions per Trust Unit	$0.45	$0.60	$0.54	$0.63

Note:

(1)	Effective January 1, 2001, the Trust adopted the treasury stock method to calculate the diluted per Unit amounts in accordance with the new CICA handbook section. Net income (loss) per Trust Unit on a diluted basis by quarter was $0.14, $0.27, $0.43 and $0.43 using this new method. Under the imputed earnings method, fully diluted net income per Trust Unit would have been $0.14, $0.28, $0.45 and $0.42.

Plans for Combined Operations

Upon completion of the Arrangement, the operations of AmalgamationCo will be managed with the primary goal of providing long-term stable cash distributions to Trust Unitholders. To this end, management of the Trust will, among other things, strive to maximize the operating efficiencies of the combined operation by taking advantage of the operating and administrative synergies realized by virtue of the complimentary nature of KeyWest’s properties and operations. Following completion of the Arrangement, the Trust will continue to pursue an acquisition strategy that is focused on both corporate and property acquisitions that are accretive to cash flow per Trust Unit, production per Trust Unit, reserves per Trust Unit and net asset value per Trust Unit.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for the Trust, BXL and KeyWest as well as certain pro forma consolidated financial information after giving effect to the acquisition of all of the issued and outstanding shares of KeyWest and certain other adjustments. The pro-forma consolidated statements are not necessarily indicative of the results of operations that would have occurred for the periods presented had the acquisitions of BXL and KeyWest been effective January 1, 2001 and the acquisition of KeyWest been effective January 1, 2002 for the pro-forma consolidated income statements for the year ended December 31, 2001 and the nine months ended September 30, 2002 respectively. Furthermore, the September 30, 2002 pro-forma consolidated balance sheet is not necessarily indicative of the consolidated balance sheet that would exist had the acquisition of KeyWest occurred as at September 30, 2002. In addition, the pro-forma consolidated statements are not necessarily indicative of the operations of future years. In preparing the pro-

forma consolidated statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of the Trust, BXL, and KeyWest. The following information should be read in conjunction with the unaudited pro-forma consolidated income statements of the Trust set forth in Appendix E hereto, including the notes thereto.

	For the Year Ended December 31, 2001

				Pro Forma
	Viking	BXL(3)	KeyWest	Consolidated(1)

				(unaudited)
	(thousands of dollars, except per Trust Unit/common share amounts)
Revenue, net of royalties	116,534	13,803	36,637	187,193
Net income	29,756	2,917	9,016	33,674
Per Trust Unit/common share (basic)	0.75	n/a	0.19	0.38
Per Trust Unit/common share (diluted)	0.74	n/a	0.18	0.38
Funds from operations(2)	67,621	9,759	25,085	113,785
Per Trust Unit/common share (basic)	1.70	n/a	0.53	1.56
Per Trust Unit/common share (diluted)	1.69	n/a	0.51	1.45

Notes:

(1)	See the notes to the unaudited pro forma consolidated income statements of the Trust set forth in Appendix E hereto for assumptions and adjustments. The unaudited pro forma consolidated income statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(2)	Funds from operations is before changes in non-cash working capital and is derived from net income plus depletion, depreciation and amortization plus future income taxes.

(3)	BXL’s results include the period ended June 21, 2001. For historical financial information regarding BXL, see the historical financial statements of BXL Energy Inc., including the notes thereto, set forth in Schedule A to the Trust’s renewal annual information form for the year ended December 31, 2001 dated May 17, 2002.

	For the Nine Months Ended September 30, 2002

			Pro Forma
	Viking	KeyWest	Consolidated(1)

	(unaudited)	(unaudited)	(unaudited)
	(thousands of dollars, except per Trust Unit/common share amounts)
Revenue, net of royalties	85,550	36,326	136,164
Net income	19,541	7,884	19,188
Per Trust Unit/common share (basic)	0.37	0.15	0.17
Per Trust Unit/common share (diluted)	0.36	0.14	0.17
Funds from operations(2)	50,306	24,637	83,960
Per Trust Unit/common share (basic)	0.94	0.47	0.99
Per Trust Unit/common share (diluted)	0.94	0.45	0.94

Notes:

(1)	See the notes to the unaudited pro forma consolidated income statements of the Trust set forth in Appendix E hereto for assumptions and adjustments. The unaudited pro forma consolidated income statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(2)	Funds from operations are before changes in non-cash working capital and are derived from net income plus depletion, depreciation and amortization plus future income taxes.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma consolidated capitalization of the Trust as at September 30, 2002 both before and after giving effect to the Viking Financing and the Arrangement:

	As at September 30, 2002 before	As at September 30, 2002 after
	giving effect to	giving effect to
Description and	the Viking Financing and	the Viking Financing and
Amount Authorized	the Arrangement	the Arrangement

	(unaudited)	(unaudited)
Long-Term Debt(1)(7)	$89,201,000	$160,077,000
Debentures(2)	—	$75,000,000
Trust Units(3)(4)(5)(6)	$423,449,000	$669,574,000
(unlimited)	(54,520,893 Trust Units)	(79,469,260 Trust Units)

Notes:

(1)	At September 30, 2002, the Trust had a total of $140 million available under its demand credit facilities. These facilities are comprised of a syndicated revolving demand credit facility (the “Revolver”) with a borrowing limit of $130 million, which includes the debt assumed in the acquisition of LEI and a $10 million demand operating facility. The Revolver is subject to an annual review and has a demand feature; however, repayments are not required if borrowings are not in excess of the borrowing base. The Revolver bears interest at bank prime plus 0.25% and is secured by a security interest and a floating charge debenture over the Trust’s interests in petroleum and natural gas properties. The Revolver has been renewed to June 20, 2003. In the event that the revolving period is not extended in the future, the loan outstanding at June 20, 2003 is repayable over a two-year term period. If the loan is not extended, then one twelfth of the loan balance becomes payable on each of December 31, 2003 and June 21, 2004, five twelfths of the loan is payable on December 31, 2004 and a final lump sum payment of the balance of the loan outstanding is due at the end of the term period. Any amounts drawn on the operating facility at the balance sheet date are classified as current.

(2)	Based on the issuance of 75,000 Debentures each in the principal amount of $1,000, for total proceeds of $75,000,000. Fees payable to the underwriters in connection with the Viking Financing were approximately $3,000,000 and expenses of the offering were approximately $500,000.

(3)	As at September 30, 2002, the Trust had a working capital deficit of $1,394,000, net capital assets of $375,774,000, a provision for future site restoration and reclamation costs of $3,035,000 and cash reserved for site restoration and reclamation of $2,721,000.

(4)	As at September 30, 2002, the Trust had outstanding 3,528,450 unit options pursuant to Viking’s Trust Unit option plan.

(5)	Assuming the issuance of 24,948,367 Trust Units and the payment of $66,000,000 in cash for all of the issued and outstanding common shares of KeyWest (on a fully diluted basis) on completion of the Arrangement.

(6)	10,344,828 Trust Units will be issued in the event all of the Debentures are converted at a conversion price of $7.25 per Trust Unit.

(7)	Pursuant to the terms of the Arrangement, the Trust will assume KeyWest’s debt which, as of November 5, 2002, was approximately $60 million and which is funded through a $95 million revolving term production facility with a Canadian chartered bank. Prior to closing the KeyWest acquisition, the Trust intends to expand the Revolver to cover such additional debt and will pledge the assets of KeyWest (other than the Luke Assets) as additional security thereunder.

Distributions to Unitholders

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust in the months indicated.

2002

January	$0.10
February	$0.09
March	$0.09
April	$0.09
May	$0.09
June	$0.10
July	$0.10
August	$0.10
September	$0.10
October	$0.10
November	$0.10
December	$0.10

Total	$1.16

The Trust has declared a distribution of $0.11 per Trust Unit to be payable on February 17, 2003 to Trust Unit holders of record on January 31, 2003. The Trust has also declared a distribution of $0.11 per Trust Unit to be payable on March 17, 2003 to Trust Unitholders of record on February 28, 2003.

Price Range and Trading Volume of Trust Units

The outstanding Trust Units are listed for trading on the TSX under the trading symbol “VKR.UN”. The following table sets out the price range for and trading volume of Trust Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume (000s)

2001
First Quarter	$9.49	$8.25	4,346
Second Quarter	$9.70	$7.56	7,399
Third Quarter	$8.05	$5.95	10,475
Fourth Quarter	$7.10	$5.80	11,129
2002
First Quarter	$7.68	$6.43	11,023
Second Quarter	$8.00	$6.75	8,584
Third Quarter	$7.90	$6.00	6,063
October	$7.57	$6.90	2,754
November	$7.40	$6.65	4,278
December	$7.25	$6.45	3,009
January (1-23)	$7.20	$6.81	3,522

On January 23, 2003, being the last trading day immediately prior to the date of the Information Circular, the closing price of Trust Units on the TSX was $7.09 per Trust Unit.

Auditors, Registrar and Transfer Agent

Following the Arrangement, the auditors of the Trust will continue to be Deloitte & Touche LLP, 3000 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7. The registrar and transfer agent for the Trust Units of the Trust will continue to be Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

INFORMATION RESPECTING LUKE ENERGY LTD.

Luke Energy Ltd. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA on January 9, 2003. Luke has not carried on any active business since incorporation. As of the date hereof, the sole shareholder of Luke is KeyWest.

Following the completion of the Plan of Arrangement, Luke will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin. On the Effective Date, Luke will acquire the Retained Assets from KeyWest.

Luke’s head and registered office is located at Suite 1200, 520 — 5th Avenue S.W., Calgary, Alberta, T2P 3R7.

See “Appendix D — Information Respecting Luke Energy Ltd.”.

RISK FACTORS

Assuming the Arrangement is completed, the following risk factors will apply to the business of the Trust which shall include KeyWest after giving effect to the Arrangement. The risk factors set forth below are in addition to the risk factors described under “Principal Properties — Competitive Conditions and Risk Factors” in the Renewal Annual Information Form of the Trust for the year ended December 31, 2001, incorporated by reference in this Information Circular.

For a description of risk factors relating to Luke see “Appendix D — Information Respecting Luke — Risk Factors”.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust entered into the KeyWest acquisition to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cash savings. Achieving the benefits of the KeyWest acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust’s ability to realize the anticipated growth opportunities and synergies from combining the businesses of the Trust and KeyWest. The integration of the Trust and KeyWest will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust’s ability to achieve the anticipated benefits of the KeyWest acquisition.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The price per Trust Unit is a function of anticipated distributable income, the assets acquired by VHI, on behalf of VHT, and VEAL and the Manager’s ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of VHI, on behalf of VHT, and VEAL to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The VERT Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust’s assets. Pursuant to the VERT Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The VERT Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

Additional Risk Factors

The business of the Operating Entities are subject to other risks and matters which are outside of their control. See “Other Matters” and the documents incorporated by reference of the Operating Entities.

OTHER MATTERS

Industry Conditions

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the relevant legislation and regulations. It is not expected that any of such controls and regulations will affect the operations of the Operating Entities in a manner materially different than they will affect other oil and gas companies of similar size.

Pricing and Marketing — Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order is obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing — Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the Government of Canada. The price received by the Operating Entities depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and, in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The Government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer discipline on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per cubic meter decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per cubic meter. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from Corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) which took effect on September 1, 1993. The Environmental Protection and Enhancement Act (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

OTHER BUSINESS

Management of KeyWest is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting.

APPROVAL OF DIRECTORS

The contents of this Information Circular and the sending thereof to the Shareholders have been approved by the Board of Directors.

RELIANCE

The information contained in this Information Circular and the appendices hereto respecting the Trust, VHI, Acquisitionco, BXL and their respective businesses, including their financial information, financial statements, pro forma information including pro forma financial statements, which information has been relied upon by KeyWest in preparing this Information Circular, has been taken from the public record or provided to KeyWest by the Trust. None of KeyWest or its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for any omissions on the part of the Trust and VHI to disclose facts or events which may affect the accuracy of any such information.

APPROVAL OF THE KEYWEST BOARD OF DIRECTORS

The contents of this circular and its sending to KeyWest Shareholders have been approved by the Board of Directors.

DATED at Calgary, Alberta, this 24th day of January, 2003.

(signed) “Harold V. Pedersen” President and Chief Executive Officer

APPENDIX A

ARRANGEMENT RESOLUTION

to be passed by the holders of the Common Shares

of KeyWest Energy Corporation (“KeyWest”)

Arrangement Under Section 192 of the

Canada Business Corporations Act

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

(a)	the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “Act”) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix B to the Information Circular of KeyWest dated January 24, 2003 (the “Information Circular”) accompanying the notice of this meeting is hereby approved, authorized and agreed to;

(b)	the arrangement agreement (the “Arrangement Agreement”) made as of January 17, 2003 among KeyWest, Luke Energy Ltd., Viking Energy Royalty Trust, Viking Holdings Inc. and Viking KeyWest Inc., a copy of which is attached as Appendix B to the Information Circular with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph (e) hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

(c)	notwithstanding that this resolution has been duly passed by holders of Common Shares of KeyWest or received the approval of the Court of Queen’s Bench of Alberta, the Board of Directors of KeyWest may, without further notice to or approval of the holders of Common Shares, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act;

(d)	conditional upon the Arrangement becoming effective, the delisting of the Common Shares on the Toronto Stock Exchange be and the same are hereby approved and authorized; and

(e)	any one director or officer of KeyWest is hereby authorized, for and on behalf of KeyWest, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.

APPENDIX B

ARRANGEMENT AGREEMENT

AMONG:

VIKING ENERGY ROYALTY TRUST

- and -

VIKING HOLDINGS INC.
in its capacity as trustee of Viking Holdings Trust

- and -

VIKING KEYWEST INC.

- and -

KEYWEST ENERGY CORPORATION

- and -

LUKE ENERGY LTD.

Dated January 17, 2003

-i-

ARRANGEMENT AGREEMENT

     THIS ARRANGEMENT AGREEMENT made as of the 17th day of January, 2003.

AMONG:

VIKING ENERGY ROYALTY TRUST, a trust formed under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called the “Trust”)

- and -

VIKING HOLDINGS INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called “VHI”), in its capacity as trustee of Viking Holdings Trust

- and -

VIKING KEYWEST INC., a body corporate incorporated under the laws of Canada, having an office in Calgary, Alberta (hereinafter called “Acquisitionco”)

- and -

KEYWEST ENERGY CORPORATION, a body corporate incorporated under the laws of Canada, having an office in Calgary, Alberta (hereinafter called “KeyWest”)

- and -

LUKE ENERGY LTD., a body corporate incorporated under the laws of Canada, having an office in Calgary, Alberta (hereinafter called “Luke”)

     WHEREAS the parties wish to combine the assets and operations of the Trust, Acquisitionco, and KeyWest (other than the Retained Assets);

     AND WHEREAS the Trust, VHI and KeyWest have previously entered into an agreement dated as of December 18, 2002 (the “Initial Agreement”) providing for the combination of the assets and operations of the Trust (through a newly formed subsidiary of VHI) and KeyWest (other than the Retained Assets);

     AND WHEREAS pursuant to the Initial Agreement, the Trust, VHI and KeyWest agreed to negotiate in good faith the terms of a definitive arrangement agreement and elements of the arrangement which such terms and elements are set forth in this Agreement and Plan of Arrangement;

     AND WHEREAS Luke has not carried on any active business to date and will acquire the Retained Assets pursuant to the Arrangement contemplated herein;

     AND WHEREAS the parties hereto intend to carry out certain of the transactions contemplated herein pursuant to an arrangement under the provisions of Section 192 of the CBCA;

     NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1	In this Agreement, including in the recitals, unless the context otherwise requires:

(a)	“ABCA” means the Business Corporations Act (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

(b)	“Acquisition Notes” means the unsecured subordinated notes to be issued by Acquisitionco under the Arrangement having the terms and conditions substantially as set forth in Schedule A to the Plan of Arrangement;

(c)	“Acquisitionco” means Viking KeyWest Inc., a corporation incorporated under the CBCA;

(d)	“Agreement” means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e)	“Applicable Laws” means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including the TSX;

(f)	“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA as set out in the Plan of Arrangement;

(g)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made;

(h)	“business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business;

(i)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(j)	“Combined Entity” means any company, trust or other entity whose financial results are combined with the Trust in the Trust Financial Statements;

(k)	“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(l)	“Court” means the Court of Queen’s Bench of Alberta;

(m)	“Director” means the director appointed pursuant to Section 260 of the CBCA;

(n)	“Effective Date” means the date on which the Arrangement becomes effective under the CBCA;

(o)	“Employee Obligations” means any obligations or liabilities of KeyWest to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, (which for consultants shall include consulting fees), in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee

Obligations shall include the obligations of KeyWest to directors, officers, employees or consultants (i) for severance or termination payments on the change of control of KeyWest pursuant to any agreements or severance policy and (ii) for payments to employees pursuant to KeyWest’s employee retention program;

(p)	“Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(q)	“Final Order” means the final order of the Court approving the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(r)	“in writing” means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a party to the other party or its agents, advisors or representatives in the course of a party conducting its due diligence review in respect of the other party between November 22, 2002 and the date of this Agreement;

(s)	“Income Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

(t)	“Information Circular” means the information circular — proxy statement of KeyWest to be mailed to KeyWest Shareholders in connection with the holding of the KeyWest Meeting;

(u)	“Interim Order” means an interim order of the Court concerning the Arrangement, containing declarations and directions with respect to the Arrangement and the holding of the KeyWest Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v)	“KeyWest” means KeyWest Energy Corporation, a corporation incorporated under the CBCA;

(w)	“KeyWest Energy Partnership” means KeyWest Energy Partnership, a partnership formed under the laws of the Province of Alberta;

(x)	“KeyWest Financial Statements” means the audited consolidated financial statements of KeyWest for the years ended December 31, 2001 and 2000 and the unaudited consolidated interim financial statements for the nine months ending September 30, 2002;

(y)	“KeyWest Meeting” means the special meeting of the KeyWest Shareholders to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(z)	“KeyWest Optionholders” means the holders of KeyWest Options;

(aa)	“KeyWest Option Plan” means the 1998 share option plan of KeyWest, together with any amendments thereto;

(bb)	“KeyWest Options” means, collectively, all outstanding options as of the date hereof to purchase KeyWest Shares pursuant to the KeyWest Option Plan or otherwise;

(cc)	“KeyWest Public Documents” means all documents or information filed by or on behalf of KeyWest since January 1, 2001 in compliance with or intended compliance with Applicable Laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

(dd)	“KeyWest Shareholders” means the holders of KeyWest Shares;

(ee)	“KeyWest Shares” means the common shares of KeyWest as constituted on the date hereof;

(ff)	“KeyWest Subsidiaries” means Viewpoint Resources Ltd. and KeyWest Energy Partnership;

(gg)	“Luke” means Luke Energy Ltd., a corporation incorporated under the CBCA;

(hh)	“Luke Shares” means the common shares of Luke as constituted on the date hereof;

(ii)	“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business of that Party, but “Material Adverse Change” shall not include a change resulting from (i) a matter of which has been publicly disclosed as of the date of this Agreement or which the other party has been specifically advised of in writing as of the date of this Agreement; (ii) a change directly resulting from an action taken by one Party to which the other Party hereto consented to in writing, (iii) compliance by KeyWest with its covenants in 9.1(c); (iv) conditions affecting the oil and gas industry generally in the jurisdictions in which the Trust or KeyWest holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes; or (v) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

(jj)	“Material Adverse Effect” means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, prospects, capitalization or financial condition of the Trust, VHI, Acquisitionco or KeyWest, as applicable, but “Material Adverse Effect” shall not include an effect resulting from (i) a matter of which the other party has been specifically advised of in writing as of the date of this Agreement; (ii) an effect directly resulting from an action taken by one Party to which the other Party hereto consented to in writing; (iii) compliance by KeyWest with its covenants in 9.1(c); (iv) conditions affecting the oil and gas industry generally in the jurisdictions in which the Trust or KeyWest holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes; or (v) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

(kk)	“misrepresentation” includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ll)	“Net Debt” means bank debt plus current liabilities less current assets;

(mm)	“person” includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(nn)	“Plan of Arrangement” or “Plan” means the plan of arrangement in the form substantially as set out in Exhibit A hereto as amended or supplemented from time to time in accordance with Article 12 hereof;

(oo)	“Purchase and Sale Agreement” means the agreement dated January 17, 2003 among KeyWest, as Vendor, Luke, as Purchaser and the Trust and certain of its affiliates, as third parties embodying the principal terms as set out in Exhibit B to the Arrangement Agreement, providing for, among other things, the sale by KeyWest to Luke of the Retained Assets;

(pp)	“Regulatory Authorities” means all securities commissions, stock exchanges or other similar regulatory authorities in Canada and, as applicable, the United States and elsewhere;

(qq)	“Retained Assets” means the assets described as the Assets in the Purchase and Sale Agreement and any other assets, properties, interests or rights to be transferred by KeyWest to Luke pursuant to the Purchase and Sale Agreement and the schedules thereto;

(rr)	“Returns” means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ss)	“subsidiary” means, when used to indicate a relationship with another body corporate,

(i)	a body corporate which is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate each of which is controlled by that other, or

(ii)	a subsidiary of a body corporate that is the other’s subsidiary;

and in the case of the Trust shall include VHI and Acquisitionco and any other body corporate which is controlled by the Trust, VHI and Acquisitionco and any subsidiary of that body corporate;

(tt)	“Superior Take-over Proposal” means any bona fide written Take-over Proposal which, in the opinion of KeyWest’s board of directors, acting reasonably and in good faith and after consultation with its financial and legal advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would be superior to the arrangement transaction contemplated hereby from a financial point of view to KeyWest or to the KeyWest Shareholders;

(uu)	“Take-over Proposal” means, in respect of KeyWest or its assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets, sale of treasury shares (other than pursuant to the KeyWest Options) or other business combination or similar transaction other than the arrangement transaction contemplated hereby;

(vv)	“Tax Pools” means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the Income Tax Act and the Alberta Corporate Tax Act, as the case may be and financing expenses referred to in Section 20(1)(e) of the Income Tax Act;

(ww)	“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the applicable party to this Agreement or any subsidiary of such party, as the case may be, is required to pay, withhold or collect;

(xx)	“Trust” means Viking Energy Royalty Trust, a trust formed under the laws of the Province of Alberta;

(yy)	“Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Trust Indenture;

(zz)	“Trust Financial Statements” means the audited consolidated financial statements of the Trust for the years ended December 31, 2001 and 2000 and the unaudited consolidated interim financial statements of the Trust for the nine month period ending September 30, 2002;

(aaa)	“Trust Indenture” means the amended and restated trust indenture dated as of May 15, 2001 pursuant to which the Trust was created and is governed;

(bbb)	“Trust Public Documents” means all documents or information filed by or on behalf of the Trust since January 1, 2001 in compliance with or intended compliance with Applicable Laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

(ccc)	“Trust Units” means trust units of the Trust;

(ddd)	“TSX” means the Toronto Stock Exchange;

(eee)	“Unitholders” means the holders of Trust Units; and

(fff)	“Viking Financing” means the financing of the Trust of $75 million aggregate principal amount of 10.5% extendible convertible unsecured subordinated debentures which closed on January 15, 2003;

1.2	The following Exhibits form part of this Agreement:

Exhibit A — Plan of Arrangement

Exhibit B — Summary of Purchase and Sale Agreement In Respect of the Retained Assets

ARTICLE 2
INTERPRETATION

2.1	The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2	Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3	In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5	References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6	Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7	All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

ARTICLE 3
KEYWEST’S AND LUKE’S CLOSING CONDITIONS

3.1	The respective obligations of KeyWest and Luke to complete the Arrangement are subject to the fulfilment of the following conditions precedent on or before the Effective Date:

(a)	the representations and warranties made by the Trust, VHI and Acquisitionco in Section 7.1 in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the Trust, VHI and Acquisitionco as a whole. Acquisitionco and VHI shall have provided to KeyWest a certificate of two senior officers of Acquisitionco and VHI certifying as to such matters on the Effective Date and KeyWest shall have no actual knowledge to the contrary;

(b)	the Trust, VHI and Acquisitionco shall have complied in all material respects with their respective covenants in this Agreement and Acquisitionco and VHI shall have provided to KeyWest a certificate of two senior officers of Acquisitionco and VHI certifying as to such compliance and KeyWest shall have no actual knowledge to the contrary;

(c)	there shall not have been a Material Adverse Change (or any condition, event or development involving a prospective Material Adverse Change) in respect of the Trust, VHI or Acquisitionco subsequent to December 18, 2002;

(d)	there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of KeyWest, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to the Trust, VHI, Acquisitionco or any other Combined Entity with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the Plan of Arrangement;

(e)	the cash to be paid pursuant to the Arrangement shall have been deposited with the Depositary (as defined in the Plan of Arrangement), together with an irrevocable direction authorizing and directing the Depositary to deliver Trust Units and cash pursuant to the Arrangement to the holders of the KeyWest Shares who are entitled to receive such Trust Units and cash in accordance with the Arrangement, and provided that the Luke Shares shall have been issued to KeyWest in accordance with the Plan of Arrangement and the Purchase and Sale Agreement, VHI shall have caused the Amalgamated Corporation (as defined in the Plan) to deliver an irrevocable direction authorizing and directing the Depositary to deliver the Luke Shares to the former holders of KeyWest Shares entitled to receive such Luke Shares in accordance with the Arrangement;

(f)	KeyWest shall have received an opinion of counsel to the Trust as to the distribution of the Trust Units and Acquisition Notes under the Arrangement and in respect of such other matters including in respect of the Trust, VHI and Acquisitionco as KeyWest may request, acting reasonably, and an opinion of counsel to KeyWest as to the distribution of the Luke Shares under the Arrangement, as well as the first trade thereof, in each case not being subject to prospectus requirements in Canada (other than those applicable to a control person);

(g)	there shall have been no adverse change to the Trust’s distribution policy (including the frequency or quantum thereof), except to the extent resulting from an event or circumstance described in paragraphs (iv) or (v) of the definition of “Material Adverse Change”;

(h)	each of the members of the board of directors of KeyWest and each of the officers of KeyWest shall have provided mutual releases (satisfactory to the Trust) in favour of KeyWest; and

(i)	Regulatory Authorities shall have deemed Luke to be a reporting issuer, or granted it substantially equivalent status, in any province of Canada where such status does not occur automatically in connection with the Arrangement pursuant to the Applicable Laws or Luke shall otherwise be satisfied, acting reasonably, that the failure to obtain such status in any such province will not unduly restrict the ability of holders of Luke Shares in such province to trade their Luke Shares.

     The foregoing conditions precedent are for the benefit of KeyWest and Luke and may be waived, in whole or in part, by KeyWest on behalf of itself and Luke in writing at any time. If any of the conditions precedent set forth in this Article shall not be complied with or waived by KeyWest and Luke on or before the date required for the performance thereof, KeyWest and Luke may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice from KeyWest to the Trust.

ARTICLE 4
THE TRUST’S, VHI’S AND ACQUISITIONCO’S CLOSING CONDITIONS

4.1	The obligations of the Trust, VHI and Acquisitionco to complete the Arrangement are subject to fulfilment of the following conditions precedent on or before the Effective Date:

(a)	the representations and warranties made by KeyWest and Luke in Section 6.1 hereof shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date and except to the extent of the issuance of KeyWest Shares on the exercise of KeyWest Options) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on KeyWest and KeyWest shall have provided to the Trust, VHI and Acquisitionco a certificate of two senior officers of KeyWest certifying as to such matters on the Effective Date;

(b)	each of KeyWest and Luke shall have complied in all material respects with its covenants in this Agreement and KeyWest shall have provided to the Trust, VHI and Acquisitionco, a certificate of two senior officers certifying as to such compliance;

(c)	there shall not have been a Material Adverse Change (or any condition, event or development involving a prospective Material Adverse Change) in respect of KeyWest or Luke subsequent to December 18, 2002;

(d)	all of the outstanding KeyWest Options, shall have been exercised, cancelled or otherwise terminated (including by way of the cash buy-out of KeyWest Options at the election of the holder of such KeyWest Options), as evidenced by a certificate from a senior officer of KeyWest confirming that all KeyWest Options have been exercised, cancelled or terminated or the Trust shall be otherwise satisfied that the KeyWest Options will no longer represent any right to acquire KeyWest Shares after giving effect to the Arrangement;

(e)	holders of not more than 5% of the issued and outstanding KeyWest Shares shall have exercised rights of dissent in relation to the Plan of Arrangement;

(f)	the board of directors of KeyWest shall have made, and shall not have modified or amended or withdrawn, in any adverse respect, the affirmative recommendation as set forth herein that the holders of KeyWest Shares approve the Arrangement;

(g)	there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of the Trust, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to KeyWest, with respect to the regulatory regime applicable to its business and operations or with respect to consummating the Plan of Arrangement;

(h)	immediately prior to the Effective Time: (i) the aggregate number of KeyWest Shares issued and outstanding (including those which may be issued pursuant to the exercise of KeyWest Options) does not exceed 70,919,442; (ii) there are no other shares of KeyWest outstanding; and (iii) no person has any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued KeyWest Shares; and KeyWest shall provide to the Trust a certificate from KeyWest’s registrar and transfer agent as to the issued and outstanding KeyWest Shares immediately prior to the Effective Date;

(i)	as of December 31, 2002, the Net Debt of KeyWest did not exceed $68 million and at closing of the Arrangement will not exceed $84 million prior to any adjustment for proceeds received on exercise or settlement of KeyWest Options;

(j)	the estimated production of KeyWest as at December 18, 2002 was not less than 8,650 boepd;

(k)	KeyWest and Luke shall have provided the Trust, VHI, Acquisitionco and their counsel with an opinion of counsel to KeyWest and Luke as to all such matters as the Trust may request, acting reasonably;

(l)	there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of the Trust to effectively exercise full rights of ownership of the KeyWest Shares; and

(m)	KeyWest’s bankers shall have consented to the completion of the Arrangement.

     The foregoing conditions precedent are for the benefit of the Trust, VHI and Acquisitionco and may be waived, in whole or in part, by the Trust, VHI and Acquisitionco in writing at any time. If any of the conditions precedent set forth in this Article shall not be complied with or waived by the Trust, VHI and Acquisitionco on or before the date required for the performance thereof, the Trust, VHI and Acquisitionco may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice to KeyWest.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1	The obligations of the Trust, VHI, Acquisitionco, Luke and KeyWest to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Trust, VHI, Acquisitionco and KeyWest, acting reasonably, on or before March 31, 2003 and shall not have been set aside or modified in a manner unacceptable to such parties acting reasonably, on appeal or otherwise;

(b)	a special resolution or resolutions approving the Arrangement shall have been passed by the KeyWest Shareholders as may be required pursuant to the Interim Order, on or before April 29, 2003, in form and substance satisfactory to each of the Trust, VHI, Acquisitionco and KeyWest, acting reasonably;

(c)	on or before April 29, 2003, the Final Order shall have been granted in form and substance satisfactory to the Trust, VHI, Acquisitionco and KeyWest, each acting reasonably;

(d)	the Arrangement shall have become effective on or before April 30, 2003;

(e)	the Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to the Trust, VHI, Acquisitionco and KeyWest, acting reasonably;

(f)	there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(g)	all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX to the listing of the Trust Units issuable under the Plan of Arrangement, those of either the TSX or the TSX Venture Exchange to the listing of the Luke Shares issuable under the Plan of Arrangement, those of any Regulatory Authorities in respect of the Trust Units being freely tradable in Canada without restriction (other than those associated with “control block” or escrow provisions) and applicable antitrust and other governmental or Regulatory Authorities, shall have been obtained on terms and conditions satisfactory to KeyWest, the Trust, VHI and Acquisitionco, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period.

     The foregoing conditions are for the mutual benefit of the Trust, VHI, Acquisitionco, KeyWest and Luke and may be waived, in whole or in part, by the Trust, VHI, Acquisitionco, KeyWest and Luke together, at anytime. If any of the conditions precedent set forth in this Article shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, the Trust, VHI and Acquisitionco, or KeyWest and Luke may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

ARTICLE 6
KEYWEST’S AND LUKE’S REPRESENTATIONS WARRANTIES, AND COVENANTS

6.1	KeyWest and Luke hereby severally represent and warrant (and, as applicable, covenant) to the Trust, VHI and Acquisitionco as follows and acknowledge that the Trust, VHI and Acquisitionco are relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	Each of KeyWest and Luke is a corporation duly incorporated and organized and validly existing under the laws of Canada and each has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of the KeyWest Subsidiaries is a corporation or partnership duly incorporated, organized and formed, as the case may be, and validly subsisting under the laws of its jurisdiction of incorporation or formation, as the case may be and has the requisite power and authority to own its properties and conduct its business as now owned and conducted. Each of KeyWest, Luke and the KeyWest Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on KeyWest.

(b)	Each of KeyWest and Luke has the requisite corporate authority to enter into this Agreement, the Purchase and Sale Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Purchase and Sale Agreement and all agreements contemplated hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by KeyWest’s and Luke’s board of directors, and (except for approvals contemplated by this Agreement, including the consent of KeyWest’s bankers) no other corporate proceedings on the part of KeyWest or Luke are necessary to authorize this Agreement, the Purchase and Sale Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement, the Purchase and Sale Agreement and all other agreements contemplated hereunder have been or will be on or before the Effective Date duly executed and delivered by KeyWest and Luke and constitute the legal, valid and binding obligation of KeyWest and Luke (if party thereto) enforceable against KeyWest and Luke in accordance with their terms.

(c)	Except for the approvals contemplated in this Agreement and as disclosed in writing to the Trust, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by KeyWest or Luke, the consummation of the transactions contemplated hereby and thereby nor compliance by KeyWest or Luke with any of the provisions hereof and thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of KeyWest, Luke or any of the KeyWest Subsidiaries under, any of the terms, conditions or provisions of (x) the constating documents of KeyWest or Luke or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which KeyWest, Luke or any of the KeyWest Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which KeyWest, Luke or any of the KeyWest Subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 6.1(d), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to KeyWest, Luke or any of the KeyWest Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on KeyWest or on the ability of KeyWest or Luke to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on KeyWest.

(d)	Except for the approvals contemplated in this Agreement, including the consent of KeyWest’s bankers, and approvals that have been obtained and other than in the normal course in connection with or in compliance with the provisions of securities laws, the rules of the TSX and any pre-merger notification statutes, (i) there is no legal impediment to KeyWest’s or Luke’s consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by KeyWest or Luke in connection with the making of this Agreement, the Purchase and Sale Agreement or the consummation of the transactions contemplated by this Agreement, the Purchase and Sale Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse

Effect on KeyWest or the ability of KeyWest and Luke to consummate the transactions contemplated hereby.

(e)	As of the date hereof (i) the authorized share capital of KeyWest consists of an unlimited number of KeyWest Shares and an unlimited number of KeyWest preferred shares and only 65,813,608 KeyWest Shares are issued and outstanding and; (ii) 5,105,834 KeyWest Shares are issuable pursuant to the exercise of outstanding KeyWest Options. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by KeyWest of any shares of KeyWest (including KeyWest Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of KeyWest (including KeyWest Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of KeyWest except those that have been disclosed in writing to the Trust. All outstanding KeyWest Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all KeyWest Shares issuable upon exercise of outstanding KeyWest Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f)	Except as disclosed in writing to the Trust, since December 31, 2001, there has not been any Material Adverse Change in respect of KeyWest.

(g)	To the best of the knowledge of KeyWest, all material data and information provided by KeyWest to the Trust and its agents and representatives is complete and true and correct in all material respects and where such data or information is expressed by its terms to be at or as at a specified date, such data or information is complete and true and correct in all material respects as of such date.

(h)	Except (a) as disclosed or reflected in the audited financial statements of KeyWest as at December 31, 2001 previously delivered to the Trust, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to or in connection with the terms of this Agreement, or (iii) as disclosed in the KeyWest Public Documents or in writing to the Trust prior to December 18, 2002, neither KeyWest nor any KeyWest Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of KeyWest as of the date hereof.

(i)	KeyWest has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for any agreements which may be entered into in respect of the solicitation of proxies for the KeyWest Meeting and except that Griffiths McBurney & Partners has been retained as KeyWest’s financial advisors in connection with certain matters including the transactions contemplated hereby and KeyWest has delivered to the Trust copies of all agreements relating to such retainers and no fees are payable to any such advisors or past advisors other than pursuant to such agreements.

(j)	Since December 31, 2001 and except as disclosed in the KeyWest Public Documents, neither KeyWest nor any KeyWest Subsidiary has taken any action that would be in violation of Section 9.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of KeyWest and would not materially affect KeyWest’s ability to consummate the transactions contemplated hereby.

(k)	KeyWest has filed on SEDAR (i) KeyWest’s Information Circular relating to its 2001 annual meeting of shareholders, its 2001 Annual Report to shareholders and its revised annual information form for the year ended December 31, 2001 dated October 11, 2002; and (ii) all prospectuses or other offering documents used by KeyWest in the offering of its securities or filed with securities authorities since December 31, 2001; and (iii) the KeyWest Financial Statements. As of their respective dates, such form, circular, report, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any misrepresentation, and (ii) complied in all material respects with all Applicable Laws including applicable securities laws. The audited financial statements and unaudited interim financial statements of KeyWest publicly issued by KeyWest and the audited financial statements of KeyWest as at December 31, 2000 and 2001, previously delivered to the Trust, or included or incorporated by reference in such form, circular, report, statements, prospectuses and other offering documents were prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of KeyWest’s independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of KeyWest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(l)	KeyWest will during the term of this Agreement deliver to the Trust as soon as they become available true and complete copies of any report or statement filed by it with any securities authority under Applicable Law subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Trust, as to which KeyWest makes no representation) will comply in all material respects with all applicable requirements of law including any securities authority under Applicable Law. The financial statements of KeyWest issued by KeyWest or to be included in such reports and statements (excluding any information therein provided by the Trust, as to which KeyWest makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of KeyWest’s independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of KeyWest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(m)	The KeyWest Subsidiaries and Luke are KeyWest’s only subsidiaries and all of the shares or partnership interests, as the case may be, of each KeyWest Subsidiary and Luke are currently owned directly or indirectly by KeyWest with valid and marketable title thereto, free and clear of any and all Encumbrances and demands of any nature or kind whatsoever.

(n)	The corporate records and minute books of KeyWest and the KeyWest Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(o)	Except as set forth or specifically disclosed in writing to the Trust prior to December 18, 2002, there is no claim, action, proceeding or investigation pending or, to the knowledge of KeyWest, threatened against or relating to KeyWest or any KeyWest Subsidiary or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on KeyWest or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, nor is KeyWest aware of any basis for any such claim, action, proceeding or investigation. Neither KeyWest nor any KeyWest Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on KeyWest or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement.

(p)	Except as has been disclosed to the Trust in writing prior to December 18, 2002, to the knowledge of KeyWest:

(i)	Neither KeyWest nor any KeyWest Subsidiary is in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(ii)	Each of KeyWest and the KeyWest Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(iii)	there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by each of KeyWest or any of the KeyWest Subsidiaries during the period of its ownership or tenure or under its control during the period in which it has had control;

(iv)	there have been no material releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by KeyWest or any of the KeyWest Subsidiaries;

(v)	no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of KeyWest or any of the KeyWest Subsidiaries other than abandonment and similar notices issued in connection with the normal course of business; and

(vi)	each of KeyWest and the KeyWest Subsidiaries holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect.

(q)	Neither KeyWest nor any of the KeyWest Subsidiaries has received notice of any proposed environmental policies or laws which KeyWest reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of KeyWest and the KeyWest Subsidiaries taken as a whole, other than those that apply to the industry generally.

(r)	Policies of insurance in force as of the date hereof naming KeyWest as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of KeyWest and the KeyWest Subsidiaries as would be customary in respect of the businesses carried on by KeyWest and the KeyWest Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Plan of Arrangement and in the event such policies expire pursuant to their terms, KeyWest will use reasonable commercial efforts to renew such insurance for at least such period of time as is necessary to have adequate insurance until after the Effective Date.

(s)	(i)	All Returns required to be filed by or on behalf of KeyWest and the KeyWest Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on KeyWest’s financial statements, and no other Taxes are payable by KeyWest or any of the KeyWest Subsidiaries with respect to items or periods covered by such Returns.

(ii)	KeyWest and the KeyWest Subsidiaries have paid or provided adequate accruals in the KeyWest Financial Statements for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(iii)	Except as disclosed in writing to the Trust, no material deficiencies exist or have been asserted with respect to Taxes of KeyWest or any KeyWest Subsidiary. Neither KeyWest nor any of the KeyWest Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against KeyWest, any KeyWest Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of KeyWest or KeyWest Subsidiaries. Except as has been disclosed in writing to the Trust prior to December 18, 2002, the Returns of KeyWest and the KeyWest Subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened, other than such audits which are no longer outstanding.

(t)	For all periods ending on and after December 31, 1999, the Trust has been furnished by KeyWest with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by KeyWest and KeyWest Subsidiaries or on behalf of KeyWest or any KeyWest Subsidiary relating to Taxes; and (ii) all pro-forma separate federal and provincial income or franchise tax returns for KeyWest and the KeyWest Subsidiaries.

(u)	KeyWest is a “reporting issuer”, or the equivalent thereof, in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and is in material compliance with all securities laws of such provinces of Canada and the rules and policies of the TSX and the KeyWest Shares are listed on and only on the TSX. KeyWest is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the United States Securities Exchange Act of 1934 (the “Exchange Act”). KeyWest currently holds no assets (on a book value basis) located in the United States and had no sales in or from the United States in the most recently completed fiscal year.

(v)	The board of directors of KeyWest, upon consultation with its advisors and having received the verbal opinion of such advisors that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the KeyWest Shareholders, has determined that the Arrangement is fair to the KeyWest Shareholders, that the Arrangement is in the best interests of KeyWest and the holders of the KeyWest Shares, has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to unanimously recommend that holders of KeyWest Shares vote in favour of the Arrangement.

(w)	All information relating to KeyWest, the KeyWest Subsidiaries and Luke in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation.

(x)	No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of KeyWest, and KeyWest is not in default of any requirement of Applicable Laws in any material respect.

(y)	The information and statements set forth in the KeyWest Public Documents were true, correct and complete and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to KeyWest or the KeyWest Subsidiaries which is not disclosed in such public record, and KeyWest has not filed any confidential material change reports which continue to be confidential.

(z)	Other than as disclosed in writing to the Trust prior to December 18, 2002, KeyWest:

(i)	has no defined benefit plans or other similar employee pension benefit plans, and has not made any promises with respect to increased benefits under such plans;

(ii)	has, to the best of its knowledge, provided adequate accruals in its audited financial statements for the year ended December 31, 2001 (or such amounts are fully funded) for all pension or other employee benefit obligations of KeyWest arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on KeyWest as well as for any other payment required to be made by KeyWest in connection with the termination of employment or retirement of any employee of KeyWest in respect of the fiscal period ended December 31, 2001; and

(iii)	has no stock option plans or arrangements other than the KeyWest Option Plan and, except as otherwise disclosed herein, is not otherwise a party to any agreement to provide any KeyWest Shares or other KeyWest securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire KeyWest Shares) or to provide any options to acquire KeyWest Shares or any other KeyWest securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, KeyWest Shares to any person other than pursuant to the KeyWest Option Plan.

(aa)	Except for contracts disclosed in writing to the Trust prior to December 18, 2002 and the KeyWest termination and retention payment policies previously disclosed to the Trust in writing, neither KeyWest nor any KeyWest Subsidiary is a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

(bb)	There is not in effect with respect to KeyWest, and prior to the Effective Date KeyWest will not implement, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire KeyWest Shares or other securities of KeyWest or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

(cc)	KeyWest has not waived or released the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by KeyWest.

(dd)	The Employee Obligations do not exceed in the aggregate $2.8 million in respect of severance costs to officers and senior management.

(ee)	Except as disclosed in writing to the Trust prior to December 18, 2002, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which KeyWest or KeyWest Subsidiaries, or, to the knowledge of KeyWest and KeyWest Subsidiaries, any director, officer, employee or consultant or any affiliate (as defined in the CBCA) of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of KeyWest or KeyWest Subsidiaries; (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

(ff)	The execution, delivery and performance of this Agreement does not and will not result in the restriction of either KeyWest or any KeyWest Subsidiaries from engaging in their respective businesses or from competing with any person or in any geographical area and do not and will not result in a Material Adverse Effect on their respective businesses or trigger or cause to arise any rights of any person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by KeyWest and KeyWest Subsidiaries.

(gg)	As at December 31, 2002, KeyWest’s Canadian and Alberta Tax Pools were in aggregate approximately $165 million.

(hh)	KeyWest and each KeyWest Subsidiary has conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to KeyWest in each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of KeyWest, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on KeyWest and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on KeyWest.

(ii)	KeyWest is not aware of any defects, failures or impairments in the title of KeyWest or any of the KeyWest Subsidiaries to its oil and gas properties or facilities, which in aggregate could have a Material Adverse Effect on KeyWest.

(jj)	Except as disclosed to the Trust in writing prior to December 18, 2002, KeyWest has not entered into any commodity price hedges.

ARTICLE 7
THE TRUST’S, VHI’S AND ACQUISITIONCO’S
REPRESENTATIONS AND WARRANTIES

7.1	The Trust, VHI and Acquisitionco hereby jointly and severally represent and warrant (and, as applicable, covenant) to KeyWest as follows and acknowledge that KeyWest is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	The Trust is a trust duly formed and organized and validly existing under the laws of the Province of Alberta and each of VHI and Acquisitionco is a corporation duly incorporated and organized and validly existing under the laws of Alberta or the federal laws of Canada, as the case may be and each has the requisite power and authority to undertake its investment activities in the case of the Trust and to carry on its business in the case of each of VHI and Acquisitionco as such activities are or such business is now being conducted. The Trust and each of VHI and Acquisitionco are each duly registered to do business and in good standing in each jurisdiction in which the character of their properties, owned or leased, or the nature of their activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Trust.

(b)	The Trust and each of VHI and Acquisitionco have the requisite trust and corporate authority, respectively, to enter into this Agreement and all agreements contemplated hereunder and to carry out their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation by the Trust, VHI and Acquisitionco of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of each of VHI and Acquisitionco on each of VHI’s and Acquisitionco’s behalf and by VHI on behalf of the Trust and no other proceedings on their part are or will be necessary to authorize this Agreement or any agreements contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Trust, VHI and Acquisitionco and all agreements contemplated hereunder have been or will be on or before the Effective Date duly executed and delivered by the Trust, VHI or Acquisitionco and this Agreement does constitute and all agreements contemplated hereunder constitute, or will by the Effective Date constitute, the legal, valid and binding obligation of the Trust, VHI and Acquisitionco (if parties thereto) enforceable against them in accordance with their terms.

(c)	Except for the approvals contemplated in this Agreement, neither the execution and delivery of this Agreement or any other agreements contemplated hereunder by the Trust, VHI or

Acquisitionco, the consummation of the transactions contemplated hereby and thereby nor compliance by the Trust, VHI or Acquisitionco with any of the provisions hereof or thereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of an Encumbrance upon any of the properties or assets of the Trust, VHI or Acquisitionco or any of their respective subsidiaries under, any of the terms, conditions or provisions of (y) the constating documents of the Trust, VHI or Acquisitionco or (z) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which the Trust, VHI or Acquisitionco or any of their respective subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Trust, VHI or Acquisitionco or any of their respective subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 7.1(d), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Trust, VHI or Acquisitionco or any of their respective subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Trust or on the ability of the Trust, VHI or Acquisitionco to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Trust.

(d)	Except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in connection with or in compliance with the provisions of securities laws, the rules of the TSX and any pre-merger notification statutes, (i) there is no legal impediment to the Trust’s, VHI’s or Acquisitionco’s consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder, and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Trust, VHI or Acquisitionco in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the ability of the Trust, VHI or Acquisitionco to consummate the transactions contemplated hereby.

(e)	As of the date hereof, the authorized capital of the Trust consists of an unlimited number of Trust Units. As of the date hereof, 55,338,894 Trust Units are issued and outstanding, there are rights to acquire 1,556,200 additional Trust Units under the Trust Option Plan and there are no special voting units issued or outstanding. Except as set forth in the immediately preceding sentence and except for this Agreement, the internalization of the management functions of the Trust and the Viking Financing, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Trust of any Trust Units of or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any Trust Units nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of the Trust. All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable, and all Trust Units to be issued in connection with the Arrangement will be duly authorized and validly issued, fully paid and non-assessable.

(f)	Since December 31, 2001, there has not been any Material Adverse Change with respect to the Trust, VHI or Acquisitionco.

(g)	To the best of the knowledge of the Trust, VHI and Acquisitionco, all material data and information provided by the Trust, VHI and Acquisitionco to KeyWest and its agents and representatives is complete and true and correct in all material respects and where such data or information is expressed by its terms to be at or as at a specified date, such data or information is complete and true and correct in all material respects as of such date.

(h)	Except (a) as disclosed or reflected in the audited consolidated financial statements of the Trust as at December 31, 2001 previously delivered to KeyWest, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to or in connection with the terms of this Agreement, (iii) as disclosed in the Trust Public Documents or in writing to KeyWest prior to December 18, 2002, neither the Trust nor any Combined Entity has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on the consolidated balance sheet of the Trust as of the date hereof.

(i)	Each of VHI and Acquisitionco has authorized an unlimited number of common shares all of which, as at the date hereof, are issued as fully paid and non-assessable and legally and beneficially owned by the Trust, free and clear of any and all Encumbrances and demands of any nature or kind whatsoever. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by VHI or Acquisitionco of any common shares of or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any common shares nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of VHI or Acquisitionco. All outstanding VHI and Acquisitionco common shares have been duly authorized and validly issued, are fully paid and non-assessable.

(j)	The Trust, VHI and Acquisitionco have not retained nor will they retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Scotia Capital Inc. has been retained as the Trust’s financial advisors in connection with certain matters including the transactions contemplated hereby.

(k)	The Trust is a “reporting issuer”, or the equivalent thereof, in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is in material compliance with all securities laws of such provinces and the Trust Units are listed on the TSX. The Trust is not an investment company registered or required to be registered under the US Investment Company Act of 1940.

(l)	The Trust has filed on SEDAR (i) information circulars relating to the 2002 special meeting and the 2001 annual and special meeting, (ii) all prospectus or other offering documents used by the Trust in the offering of its securities or filed with securities authorities since December 31, 2000 and (iii) the Trust Financial Statements. As of their respective dates, such form, circulars, reports, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including securities laws.

(m)	The Trust will during the term of this Agreement deliver to KeyWest as soon as they become available true and complete copies of any report or statement filed by it with any securities regulatory body subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by KeyWest as to which the Trust makes no representation) will comply in all material respects with all Applicable Laws, including all applicable securities laws. The financial statements of the Trust issued by the Trust or to be included in such reports and statements (excluding any information therein provided by KeyWest, as to which the Trust makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Trust’s independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of the Trust as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(n)	The trust and corporate records and minute books, as applicable, of the Trust and the Combined Entities have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(o)	There is no claim, action, proceeding or investigation pending or, to the knowledge of the Trust, VHI or Acquisitionco, threatened against or relating to the Trust, VHI or Acquisitionco or any Combined Entity or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on the Trust or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, nor is the Trust, VHI or Acquisitionco aware of any basis of any such claim, action, proceeding or investigation. Neither the Trust nor any Combined Entity is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on the Trust or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement.

(p)	Except as has been disclosed to KeyWest in writing prior to December 18, 2002, to the knowledge of the Trust:

(i)	neither the Trust nor any of the Combined Entities is in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(ii)	the Trust and the Combined Entities have each operated its respective business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(iii)	there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by the Trust or any of the Combined Entities during the period of its ownership or tenure or under its control during the period in which it has had control;

(iv)	there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Trust or any of the Combined Entities;

(v)	no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Trust or any of the Combined Entities other than abandonment and similar notices issued in connection with the normal course of business; and

(vi)	each of the Trust and the Combined Entities holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect.

(q)	Neither the Trust nor any of the Combined Entities has received notice of any proposed environmental policies or laws which the Trust reasonably believes would have a Material

Adverse Effect on any oil and/or gas exploration, development or production operations of the Trust and its subsidiaries taken as a whole, other than those that apply to the industry generally.

(r)	Policies of insurance in force as of the date hereof naming the Trust, VHI or Acquisitionco, as applicable, as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Trust, VHI and Acquisitionco as would be customary in respect of the businesses carried on by the Trust, VHI and Acquisitionco, respectively. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Plan of Arrangement.

(s)	(i)	All Returns required to be filed by or on behalf of the Trust, VHI, Acquisitionco or any other Combined Entity have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on the Trust’s financial statements, and no other Taxes are payable by the Trust, VHI, Acquisitionco or any other Combined Entity with respect to items or periods covered by such Returns.

	(ii)	The Trust, VHI, Acquisitionco and each other Combined Entity has paid or provided adequate accruals in the Trust Financial Statements for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

	(iii)	Except as disclosed in writing to KeyWest, no material deficiencies exist or have been asserted with respect to Taxes of the Trust, VHI, Acquisitionco or any other Combined Entity. Neither the Trust, VHI, Acquisitionco or any other Combined Entity is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Trust, VHI, Acquisitionco or any other Combined Entity or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Trust, VHI, Acquisitionco or any other Combined Entity. Except as has been disclosed in writing to the Trust prior to December 18, 2002, the Returns of the Trust, VHI, Acquisitionco and each other Combined Entity have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

(t)	No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Trust, VHI or Acquisitionco and neither the Trust, VHI nor Acquisitionco are in default of any requirement of Applicable Laws in any material respect.

(u)	The information and statements set forth in the Trust Public Documents were true, correct and complete and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to the Trust which is not disclosed in such public record, and the Trust has not filed any confidential material change reports which continue to be confidential.

(v)	All information relating to the Trust, VHI, Acquisitionco and any other Combined Entity provided by the Trust to KeyWest for inclusion in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation.

(w)	VHI is authorized to execute this agreement on behalf of the Trust.

(x)	Each of the Combined Entities has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to each of the Combined Entities in each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of each of the Combined Entities, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on the Trust and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the Trust.

(y)	The Trust is not aware of any defects, failures or impairments in the title of the Trust or any Combined Entity to its oil and gas properties or facilities, which in aggregate could have a Material Adverse Effect on the Trust.

(z)	The Trust Units to be issued under the Plan of Arrangement will, upon issuance, be duly and validly issued as fully paid and non-assessable Trust Units of the Trust.

(aa)	Since December 31, 2001 and except as disclosed in the Trust Public Documents, neither the Trust nor any Combined Entity has taken any action that would be in violation of Section 8.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of the Trust and would not materially effect the Trust’s ability to consummate the transactions contemplated hereby.

ARTICLE 8
THE TRUST’S, VHI’S AND ACQUISITIONCO’S COVENANTS

8.1	The Trust, VHI and Acquisitionco covenant and agree that, until the Effective Date or the termination of this Agreement whichever is earlier, unless KeyWest shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)	the business of the Trust, VHI and Acquisitionco shall be conducted only in, and the Trust, VHI and Acquisitionco shall not take any action except in, the usual and ordinary course of business and consistent with its business plan, and the Trust, VHI and Acquisitionco shall use all commercially reasonable efforts to maintain and preserve their respective business organization, assets, employees and advantageous business relationships;

(b)	the Trust, VHI and Acquisitionco shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of the Trust, VHI or Acquisitionco; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Trust Units other than regularly scheduled distributions paid in the ordinary course consistent with the Trust’s business plan; (iii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Trust, VHI or Acquisitionco; or (iv) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	the Trust, VHI and Acquisitionco shall use their reasonable commercial efforts to cause their current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	the Trust, VHI and Acquisitionco shall promptly notify KeyWest orally and in writing of any Material Adverse Change in respect of the Trust, VHI or Acquisitionco or any matter which may potentially amount to a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(e)	neither the Trust, VHI nor Acquisitionco will take any action that would render, or that may reasonably be expected to render, any representation or warranty made by the Trust, VHI or Acquisitionco in this Agreement untrue at any time prior to the Effective Time;

(f)	the Trust, VHI and Acquisitionco will use their best efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of the Trust, VHI or Acquisitionco;

(g)	the Trust, VHI and Acquisitionco will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to them and will use their reasonable commercial efforts to assist KeyWest in obtaining such orders;

(h)	the Trust, VHI and Acquisitionco will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. federal and state laws and regulations required on the part of the Trust, VHI, Acquisitionco and any other Combined Entity in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations, including seeking such orders as are required to issue the Trust Units as free trading, subject to control person restrictions;

(i)	the Trust, VHI and Acquisitionco will assist KeyWest in the preparation of the Information Circular and provide to KeyWest, in a timely and expeditious manner, all information as may be reasonably requested by KeyWest or is required by the Interim Order or Applicable Law, with respect to the Trust, VHI, Acquisitionco or any other Combined Entity for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof; and

(j)	the Trust, VHI and Acquisitionco will conduct their respective affairs so that all of the Trust’s, VHI’s and Acquisitionco’s representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 3.1(a), shall be true and correct on and as of the Effective Date as if made thereon.

8.2	The Trust, VHI and Acquisitionco agree that all rights to indemnification existing in favor of the present or former directors and officers of KeyWest (as such) or any KeyWest Subsidiaries or present or former directors and officers (as such) of KeyWest or any KeyWest Subsidiaries serving or who served at KeyWest’s or any of the KeyWest Subsidiaries’ request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (each such present or former director or officer of KeyWest or any of the KeyWest Subsidiaries, an “Indemnified Party”), as provided by contract or in KeyWest’s charter or bylaws or similar documents of any KeyWest Subsidiaries in effect as of December 18, 2002 with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect and without modification for a period of not less than the statutes of limitations applicable to such matters.

8.3	Acquisitionco will on or prior to the Effective Date secure directors and officers insurance coverage for the current directors and officers of KeyWest in the per occurrence coverage amount of $10 million on a trailing liability basis for a six year period.

8.4	The Trust covenants and agrees, and after the Effective Date will cause KeyWest and any successor to KeyWest to honor and comply with the terms of those existing employment agreements, termination and severance plans or policies of KeyWest which KeyWest has disclosed to the Trust in writing on or prior to December 18, 2002 and that all payments in respect of such severance arrangements payable to officers and employees of KeyWest shall be made in accordance with such agreements. Without limitation of the foregoing, the Trust acknowledges and agrees that at the Effective Time KeyWest shall have the right to fulfil its obligations pursuant to the foregoing contracts and arrangements.

ARTICLE 9
KEYWEST’S AND LUKE’S COVENANTS

9.1	KeyWest covenants and agrees that until the Effective Date or the termination of this Agreement whichever is the earlier, unless the Trust shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)	the business of KeyWest and other entities controlled by KeyWest including any joint ventures directly or indirectly controlled by KeyWest shall be conducted only in, and KeyWest shall not take any action except in accordance with this Agreement, the usual and ordinary course of business and consistent with past practice, and KeyWest shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b)	KeyWest shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of KeyWest; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of KeyWest, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of KeyWest, other than KeyWest Shares issuable pursuant to the terms of the KeyWest Options; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of KeyWest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	without the prior written consent of the Trust, not to be unreasonably withheld, KeyWest shall not directly or indirectly do any of the following (i) sell, pledge, dispose of or encumber any assets, except in the ordinary course of business, and in any event sell any asset or assets for consideration in excess of $200,000 in the aggregate or incur any capital expenditure in excess of $250,000 individually; (ii) except for the purchase of minor working interests in the Bashaw Nisku D2G unit and D2L unit for an aggregate cost not to exceed $1.9 million, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities for hedging purposes made in the ordinary course of business and in any event not in excess of $500,000 in the aggregate, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, (iii) outside the normal course of business incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances; (iv) other than payment of the Employee Obligations and fees payable to legal advisors and fees payable to financial advisors (such fees payable to financial advisors not exceeding $3.9 million) in connection with the transactions contemplated hereby pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business, consistent with past practice; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice; (vii) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities, or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	KeyWest shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	KeyWest shall and shall cause KeyWest’s Subsidiaries to:

(i)	use its reasonable commercial efforts, to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)	not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iii)	promptly notify the Trust orally and in writing of any Material Adverse Change in respect of KeyWest or any matter which may potentially amount to a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(iv)	confer, prior to taking action (other than in emergency situations) with the Trust with respect to all material operational matters involved in its business;

(v)	work to familiarize the Trust personnel with the nature and workings of all of its operational, accounting and land systems, such that the Trust personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein;

(vi)	make such reasonable accruals to its accounts and financial statements subsequent to the date of this Agreement and prior to the Effective Date as are materially in accordance with generally accepted accounting principles, including in respect of inventory adjustments, allowance for doubtful accounts and certain other revenue and expense items and balance sheet reclassification items; and

(vii)	KeyWest will cooperate with the Trust in entering into commodity price hedges or forward sales contracts, if requested by the Trust, on terms mutually satisfactory to the Trust and KeyWest, acting reasonably;

(f)	other than has been disclosed to the Trust in writing, KeyWest shall not create any new Employee Obligations other than as contemplated herein, KeyWest shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any severance, termination or retention pay (other than as contemplated herein or as agreed to by the Trust, acting reasonably) arising from the Arrangement or a change of control of KeyWest or the entering into of any employment agreement with, any person, or with respect to any increase of benefits payable under its current severance, termination or retention pay policies;

(g)	KeyWest shall not adopt or amend, make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(h)	other than acceleration or cancellation of options, KeyWest shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 9.1, except as specifically permitted in this Section 9.1, without the prior consent of the Trust;

(i)	will use its reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 4.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within the control of KeyWest;

(j)	KeyWest will make available and cause to be made available to the Trust, VHI and Acquisitionco, their agents and advisors, as the Trust, VHI and Acquisitionco may reasonably request, all documents and agreements (including without limitation, any correspondence between KeyWest and its advisors or any governmental body and all minute books) and shall allow the Trust’s, VHI’s and Acquisitionco’s officers, employees, accountants and other authorized representatives and advisors complete access to KeyWest’s properties, premises, field operations, records, computer systems, management personnel and employees in any way relating to or affecting the business of KeyWest, or the business, operations, prospects, affairs or financial status of KeyWest and shall provide the Trust, VHI and Acquisitionco with such other documents or agreements as may reasonably requested by the Trust, VHI or Acquisitionco to enable the Trust, VHI and Acquisitionco to confirm the accuracy of the representation and warranties of KeyWest herein and compliance by KeyWest with the terms hereof and to permit the Trust, VHI and Acquisitionco to be in a position to expeditiously integrate the business and operations of KeyWest with the Trust, VHI or Acquisitionco upon, but not prior to the Arrangement becoming effective, except where KeyWest is contractually precluded from making such document or agreement available, and cooperate with the Trust, VHI and Acquisitionco in securing access for the Trust, VHI and Acquisitionco to any such documentation not in the possession or under the control of KeyWest. KeyWest and the Trust expressly agree that the Trust shall designate an individual to attend at the offices of KeyWest from time to time for the purposes set forth above and to approve actions or transactions for which the consent of the Trust is required hereunder. KeyWest agrees to keep the Trust fully apprised in a timely manner of every material circumstance, action, occurrence or event occurring or arising in the period between December 18, 2002 and the Effective Date that would be relevant and material to a purchaser of the KeyWest Shares or a prudent operator of the business and operations of KeyWest, taken as a whole;

(k)	KeyWest will as soon as reasonably practicable and in any event use its reasonable commercial efforts to no later than February 15, 2003 forthwith file, proceed with and diligently prosecute an application to the Court under the CBCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement and acceptable to the Trust, acting reasonably;

(l)	KeyWest will seek the Interim Order, which shall provide that for the purpose of the KeyWest Meeting:

(i)	the securities of KeyWest for which the holders shall be entitled to vote on the Arrangement shall be the KeyWest Shares;

(ii)	the requisite majority for the approval of the Arrangement by the KeyWest Shareholders shall be two-thirds of the votes cast by the KeyWest Shareholders present in person or by proxy at the KeyWest Meeting, provided that in the event that counsel to KeyWest advises that it is appropriate to establish such other class or classes of securities to vote on the Arrangement, then KeyWest, the Trust, VHI and

Acquisitionco shall, acting reasonably, agree to amend the Plan of Arrangement as may be necessary;

(m)	KeyWest will:

(i)	forthwith carry out the terms of the Interim Order to the extent applicable to it;

(ii)	convene the KeyWest Meeting and distribute copies of this Agreement (or a written summary thereof prepared by KeyWest in form and substance reasonably satisfactory to the Trust), in each case as ordered by the Interim Order;

(iii)	solicit proxies to be voted at the KeyWest Meeting in favour of the Arrangement;

(iv)	provide notice to the Trust, VHI and Acquisitionco of the KeyWest Meeting and allow the Trust’s, VHI’s and Acquisitionco’s representatives to attend the KeyWest Meeting unless such attendance is prohibited by rules governing such KeyWest Meeting; and

(v)	conduct the KeyWest Meeting in accordance with the Interim Order, the bylaws of KeyWest and any instrument governing such KeyWest Meeting, as applicable, and as otherwise required by law;

(n)	KeyWest will, subject to compliance with the terms and conditions contained in this Agreement and the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order, and will carry out the terms of the Final Order to the extent applicable to KeyWest and will file Articles of Arrangement and the Final Order with the Director;

(o)	KeyWest will prepare (in consultation with the Trust, VHI and Acquisitionco), file and distribute to the KeyWest Shareholders in a timely and expeditious manner the Information Circular and any amendments or supplements to the Information Circular, all as required by Applicable Law in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(p)	will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to KeyWest;

(q)	will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada and the United States required on the part of KeyWest in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations; and

(r)	will conduct its affairs so that all of KeyWest’s representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 4.1(a), shall be true and correct on and as of the Effective Date as if made thereon.

9.2	Luke covenants and agrees that, until the Effective Date or the termination of this Agreement, unless the Trust, VHI and Acquisitionco shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, Luke:

(a)	will use its reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 4.1 and 5.1 to the extent the fulfillment of the same is within the control of Luke;

(b)	will not conduct any business, acquire any assets, incur any liabilities or allow any Encumbrances to be created against it except as contemplated by the Arrangement and the Purchase and Sale

Agreement including, without limitation, undertaking such business and activities as may be reasonably necessary to ensure that Luke will have the requisite business organization, personnel and business relationships to own and operate the assets to be acquired pursuant to the Purchase and Sale Agreement and conduct generally the business of an oil and gas company from and after the Effective Date;

(c)	will forthwith carry out the terms of the Interim Order to the extent applicable to it;

(d)	will forthwith carry out the terms of the Final Order to the extent applicable to Luke; and

(e)	will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. federal and state laws and regulations required on the part of Luke in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations.

9.3	(a)	KeyWest shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties (other than the Trust) conducted on or before the date of this Agreement with respect to any actual or potential business combination.

(b)	Neither KeyWest nor any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly:

(i)	solicit, initiate or knowingly encourage the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than the Trust) and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Arrangement and the merger of the operations of KeyWest and the Trust; or

(ii)	participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in the foregoing paragraph;

provided however, that the foregoing in no way restricts or limits the board of directors of KeyWest from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other representatives to another party who makes a written offer to KeyWest to enter into a Take-over Proposal (as defined herein) (i) if the board of directors, acting reasonably and based on the advice of its financial advisors, believes the offer would, if successful, result in a Superior Take-over Proposal (as defined herein), or (ii) in any other circumstances if a failure to respond or act would, in the opinion of the board of directors of KeyWest (acting reasonably and after receiving advice of outside counsel) be inconsistent with the performance by the directors of KeyWest of their fiduciary duties under applicable law. Neither KeyWest nor the KeyWest board of directors shall make any disclosure or provide any information in accordance with this provision unless KeyWest shall have notified the Trust of that occurrence and, has required the party making the written offer to execute a confidentiality agreement in favour of KeyWest on terms and conditions no less favourable than those in the confidentiality agreement between KeyWest and the Trust and unless KeyWest shall have concurrently provided copies of the same information or made the same disclosure to the Trust. Additionally, KeyWest agrees to notify the Trust immediately of the receipt of any communication, whether oral or written, from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

(c)	In the event that, prior to the completion of the Arrangement, a Superior Take-over Proposal is offered or made to the holders of KeyWest Shares or KeyWest, the board of directors of KeyWest may withdraw, modify or change any recommendation regarding the Arrangement if, in the opinion of the board of directors acting in good faith after advice from outside counsel, the failure to so withdraw, modify or change any recommendation regarding the Arrangement would be inconsistent with the performance by the directors of KeyWest of their fiduciary duties under applicable law. KeyWest shall as soon as possible but in any event prior to 10:00 a.m. (Calgary time) on the day following receipt of any Take-over Proposal, advise the Trust that a Take-over Proposal has been offered or made to the board of directors of KeyWest. If the board of directors of KeyWest believes that the Take-over Proposal constitutes a Superior Take-over Proposal, KeyWest shall give the Trust at least 48 hours advance notice of any action to be taken by the board of directors of KeyWest including to withdraw, modify or change any recommendation regarding the Arrangement or enter into an agreement to implement the Superior Take-over Proposal or make any announcement in respect thereof. In the event that KeyWest, after complying with the provisions of this paragraph and after such 48 hour period has expired, enters into an agreement to implement a Take-over Proposal, KeyWest agrees not to grant such other party, in such agreement or otherwise, a right to match any further Take-over Proposal.

(d)	KeyWest shall ensure that the officers, directors and employees of KeyWest and any investment bankers or other advisers or representatives retained by KeyWest are aware of the provisions of this Section 9.3, and KeyWest shall be responsible for any breach of this Section 9.3 by such investment bankers, advisers or representatives.

9.4	If at any time after the date of this Agreement:

(a)	provided that there are no circumstances that would give KeyWest the right to terminate this Agreement pursuant to the provisions of Section 10.2(g) in respect of Sections 3.1(a) or 3.1(b) and the board of directors of KeyWest (i) fails to make any of its required recommendations, approvals, resolutions or determinations, or (ii) shall have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations in a manner adverse to the Trust, or shall have resolved to do so, or (iii) fails to reaffirm any of its recommendations, approvals, resolutions or determinations within 10 days following a Take-over Proposal being publicly announced; or

(b)	the board of directors of KeyWest shall have recommended that holders of KeyWest Shares deposit their KeyWest Shares under, vote in favour of or otherwise accept a Take-over Proposal; or

(c)	KeyWest shall have entered into an agreement (other than a confidentiality agreement) with any person with respect to a Take-over Proposal prior to the completion of the Arrangement; or

(d)	a Take-over Proposal is made to the KeyWest shareholders and the KeyWest shareholders do not approve the Arrangement by the requisite majority at the KeyWest meeting;

then KeyWest shall, within one business day after the first to occur of the events described above, pay to the Trust the amount of $7.7 million.

The provisions of this Section 9.4 shall survive termination of this Agreement (provided that any such Take-over Proposal shall have been made or announced prior to termination of this Agreement).

9.5	The board of directors of KeyWest reserves the right to withdraw, redefine, modify or change its recommendations or its determinations referred to in Section 6.1(v) if any of the following occur on or prior to the Effective Date:

(a)	VHI, Acquisitionco or the Trust shall have breached, or failed to comply with, in any material respect, any of their covenants or other obligations under this Agreement;

(b)	any of the representations and warranties of VHI, Acquisitionco or the Trust contained in the Agreement shall not be true and correct in all material respects as of the date of the Agreement or shall have ceased to be true and correct in any material respect thereafter;

(c)	there shall have been a Material Adverse Change in respect of the Trust, VHI or Acquisitionco since the date of this Agreement;

(d)	any person makes a proposal in respect of the Trust, VHI or Acquisitionco or their assets regarding any proposal or offer regarding any take-over bid, merger consolidation, amalgamation, arrangement, sale of a material amount of assets or other business combination or similar transaction other than the arrangement transaction contemplated hereby; or

(e)	it becomes certain that any of the conditions contained in Sections 3.1 or 5.1 will not be satisfied on or before the Effective Date and all relevant parties do not agree to waive or modify such conditions.

provided that nothing in this Section 9.5 shall affect the rights and obligations set forth in Section 9.4 or the payment of the fee as provided therein in the circumstances provided for therein.

9.6	KeyWest, VHI, Acquisitionco and the Trust shall cooperate in structuring the Arrangement in a tax efficient manner including making such amendments to the Plan of Arrangement as are appropriate to make the transaction more tax efficient, provided that no such cooperation shall be required where such structuring shall have a material adverse effect on the business, operations or financial condition of the party or any adverse impact on its shareholders or unitholders, as the case may be, or cause any breach of or default under this Agreement by the party which the other party has not agreed to waive in writing.

ARTICLE 10
TERMINATION

10.1	Notwithstanding any other rights contained herein, the Trust, VHI and Acquisitionco may terminate this Agreement upon notice to KeyWest:

(a)	if the Interim Order is set aside or modified in a manner unacceptable to the Trust, VHI and Acquisitionco, acting reasonably, on appeal or otherwise;

(b)	if the Arrangement is not approved by KeyWest Shareholders in accordance with the terms of the Interim Order and all applicable corporate and securities laws requirements on or before April 29, 2003;

(c)	if the Final Order has not been granted in form and substance satisfactory to the Trust, VHI and Acquisitionco, acting reasonably, on or before April 29, 2003;

(d)	if the Arrangement has not been completed on or before April 30, 2003;

(e)	if a circumstance giving rise to payment of the fee in Section 9.4 shall have occurred;

(f)	if the Court, or any other court or a government authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g)	upon any other circumstances hereunder that give rise to a termination of this Agreement by the Trust, VHI or Acquisitionco, including those set forth in Sections 4.1 and 5.1 hereof.

10.2	Notwithstanding any other rights contained herein, KeyWest and Luke may terminate this Agreement upon notice to the Trust:

(a)	if the Interim Order is set aside or modified in a manner unacceptable to KeyWest, acting reasonably, on appeal or otherwise;

(b)	if KeyWest Shareholders do not approve the Arrangement in accordance with the terms of the Interim Order and all applicable corporate and securities law requirements on or before April 29, 2003;

(c)	if the Final Order has not been granted in form and substance satisfactory to KeyWest, acting reasonably, on or before April 29, 2003;

(d)	if the Arrangement has not been completed on or before April 30, 2003;

(e)	if the fee in Section 9.4 shall have been paid pursuant to such Section;

(f)	if the Court, or any other court or a government authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g)	upon any other circumstances hereunder that give rise to a termination of this Agreement by KeyWest or Luke, including those set forth in Sections 3.1 and 5.1 hereof.

10.3	If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to KeyWest or the Trust, VHI and Acquisitionco, as the case may be, or their agents and, except for the obligations set forth in Sections 9.4 and 12.1 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement. The covenants contained in this section shall survive any termination of this Agreement and continue in full force and effect.

10.4	The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

10.5	Luke hereby covenants and agrees to indemnify and save harmless each of VHI, Acquisitionco and the Trust (collectively, the “Indemnified Parties”) from and against all liabilities, claims, losses, costs (including without limitation legal fees and disbursements on a solicitor and his own client basis) fines, penalties, damages and expenses to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason or in consequence of any information or statement contained in the Information Circular relating to Luke containing an untrue statement of a material fact, or omitting to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made or otherwise being inaccurate or containing a misrepresentation. If any matter or thing contemplated by this Section 10.6 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 10.6 shall come to the knowledge of any Indemnified Party, such Indemnified Party shall notify Luke as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect Luke’s liability under this Section 10.6 except to the extent that the failure materially prejudices Luke and Luke shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Parties, acting reasonably. No admission of liability or settlement of any such Claim may be made by Luke or any Indemnified Party, without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld. In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless Luke does not assume the defence of such suit on behalf of the Indemnified Party within 10 business days of Luke receiving notice of such Claim; or the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Parties, on the one hand, and Luke, on the other hand, and the Indemnified Parties shall have been advised by their counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case Luke shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Parties).

ARTICLE 11
KEYWEST OPTIONS

11.1	(a)	KeyWest shall use its reasonable commercial efforts to ensure all persons holding KeyWest Options either exercise those KeyWest Options, or terminate their rights to exercise any of those KeyWest Options, prior to filing the Articles of Arrangement on the Effective Date; and

	(b)	KeyWest shall to the extent it has the authority to do so:

(i)	cause the vesting of option entitlements under the KeyWest Option Plan, and any other compensation arrangements to accelerate prior to or concurrently with the mailing of the Information Circular or in any event by the Effective Date, such that all outstanding KeyWest Options shall be exercisable and fully vested on or prior to the Effective Date; and

(ii)	satisfy all other obligations of KeyWest under the plans or arrangements referred to above (including, without limitation, the KeyWest Option Plan) or, upon the acquisition by Trust of KeyWest Shares pursuant to the Arrangement, to cause all entitlements under such plans or arrangements to terminate;

and KeyWest agrees to apply for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any securities authority in connection with any amendments to the KeyWest Option Plan required in connection with the foregoing and that all proceeds from the exercise of KeyWest Options shall be retained by KeyWest.

11.2	The Trust agrees that KeyWest may pay to the holders of KeyWest Options in the event the holders of such KeyWest Options elect to receive such payment, in order to induce such holders to surrender and terminate their KeyWest Options prior to filing Articles of Arrangement on the Effective Date, an amount not exceeding the difference between the exercise price and $3.65 for each KeyWest Share issuable under the KeyWest Option.

ARTICLE 12
AMENDMENT

12.1	Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a document in writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the KeyWest Shareholders but, after such approval, no amendment will be made which by applicable law requires the further approval of the KeyWest Shareholders without obtaining such further approval.

ARTICLE 13
COSTS

13.1	All costs and expenses of or incidental to the Arrangement (whether it is completed or not) this Agreement, the Purchase and Sale Agreement and the transactions contemplated hereby and thereby including, without limitation, all legal, financial, regulatory, stock exchange, accounting, engineering and other advisor costs, including costs of the KeyWest Meeting and all costs and expenses relating to Luke’s formation, its acquisition of the Retained Assets, the listing of the Luke Shares on a Canadian stock exchange and related matters, shall be borne by KeyWest and all of such foregoing costs and expenses pertaining to the Trust, VHI and Acquisitionco shall be borne by the Trust. All other costs associated with the ongoing business and operations of Luke after the Effective Date shall be for the account of Luke.

ARTICLE 14
DISCLOSURE

14.1	Upon execution of this Agreement, the parties hereto shall issue a joint press release in a form acceptable to all parties, acting reasonably, which announces that the parties hereto have entered into a formal agreement providing for the implementation of the Arrangement. No party hereto shall disclose, by press release, any aspect of the transactions contemplated hereby, without prior written consent of the other party. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will inform, to the extent reasonably feasible, the other party as to the wording of such disclosure prior to its being made.

ARTICLE 15
MISCELLANEOUS

15.1	Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day. The address for service of each of the parties hereto shall be as follows:

if to KeyWest or Luke:

KeyWest Energy Corporation 1200, 520 – 5th Avenue S.W. Calgary, AB T2P 3R7 Telecopier No.: (403) 234-9637 Attention: Harold Pedersen

with a copy to:

Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue S.W. Calgary, AB T2P 3N9 Telecopier No.: (403) 260-0330 Attention: Chris Vegesack

if to the Trust, VHI and Acquisitionco:

Viking Energy Royalty Trust 400, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Telecopier No.: (403) 266-0058 Attention: A. Kirk Purdy

with a copy to:

Macleod Dixon LLP 3700, 400 – 3rd Avenue S.W. Calgary, AB T2P 4H2 Telecopier No.: (403) 264-5973 Attention: Robert J. Engbloom

15.2	Time shall be of the essence in this Agreement.

15.3	This Agreement, which includes the Exhibits hereto and any other documents referred to herein or contemplated hereby including, without limitation, the confidentiality agreement between the Trust and KeyWest dated November 22, 2002 (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral among the parties with respect to the subject matter hereof (including the agreement dated December 18, 2002 among the Trust, VHI and KeyWest); (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

15.4	If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in anyway be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

15.5	Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

15.6	This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

15.7	This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

15.8	No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

15.9	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.

15.10	The parties hereto acknowledge that VHI is executing this agreement on its own behalf and on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon VHI or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture as amended from time to time.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

VIKING ENERGY ROYALTY TRUST
by Viking Holdings Inc.

Per:	(signed) “A. Kirk Purdy”

A. Kirk Purdy
President and Chief Executive Officer

VIKING HOLDINGS INC. in its capacity as
trustee of Viking Holdings Trust

Per:	(signed) “A. Kirk Purdy”

A. Kirk Purdy
President and Chief Executive Officer

VIKING KEYWEST INC.

Per:	(signed) “Wayne King”

Wayne King
Senior Vice President and
Chief Financial Officer

KEYWEST ENERGY CORPORATION

Per:	(signed) “Harold V. Pedersen”

Harold V. Pedersen
President and Chief Executive Officer

LUKE ENERGY LTD.

Per:	(signed) “Mary C. Blue”

Mary C. Blue
President and Chief Operating Officer

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
Interpretation

1.01	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“Acquisition Note Indenture” means the note indenture to be made between Acquisitionco and Computershare Trust Company of Canada governing the issuance of the Acquisition Notes;

(c)	“Acquisition Notes” means the unsecured, subordinated notes having substantially the terms summarized in Schedule A hereto, issuable by Acquisitionco under the Arrangement in an amount per note determined as of the Effective Date equal to the Viking Weighted Average Trading Price multiplied by 0.5214;

(d)	“Acquisitionco” means Viking KeyWest Inc., a corporation incorporated under the CBCA;

(e)	“Amalgamated Corporation” means the corporation resulting from the Amalgamation;

(f)	“Amalgamation” means the amalgamation of KeyWest and Acquisitionco pursuant to the provisions of the Arrangement;

(g)	“Arrangement Agreement” means the agreement dated as of January 17, 2003 among the Trust, VHI, KeyWest, Acquisitionco and Luke with respect to the Arrangement and all amendments thereto;

(h)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to section 192 of the CBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(i)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made to give effect to the Arrangement;

(j)	“Cash Consideration” means the consideration in the form of cash to be received at the election of KeyWest Shareholders pursuant to subsection 3.01(b)(ii)(B);

(k)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(l)	“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

(m)	“Court” means the Court of Queen’s Bench of Alberta;

(n)	“Depositary” means Computershare Trust Company of Canada;

(o)	“Director” means the director appointed under section 260 of the CBCA;

(p)	“Dissenting Shareholders” means registered KeyWest Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(q)	“Effective Date” means the date the Arrangement is effective under the CBCA;

(r)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Director on the Effective Date;

(s)	“Election Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

(t)	“Final Order” means the final order of the Court approving this Arrangement under subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u)	“Information Circular” means the information circular to be prepared by KeyWest and forwarded as part of the proxy solicitation materials to KeyWest Shareholders in respect of the Meeting;

(v)	“Interim Order” means the interim order of the Court under subsection 192(4)(c) of the CBCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w)	“ITA” means the Income Tax Act (Canada), as amended;

(x)	“KeyWest” means KeyWest Energy Corporation, a corporation continued under the CBCA;

(y)	“KeyWest Shares” means the common shares in the capital of KeyWest and “KeyWest Shareholders” means the holders from time to time of KeyWest Shares;

(z)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form accompanying the Information Circular sent to KeyWest Shareholders for making their election to receive in addition to the Luke Share Consideration, the Trust Unit Consideration, the Cash Consideration or a combination thereof in exchange for their KeyWest Shares;

(aa)	“Luke” means Luke Energy Ltd., a corporation incorporated under the CBCA;

(bb)	“Luke Notes” means the unsecured, non-interest bearing, demand promissory notes issuable by Acquisitionco as Luke Share Consideration in an amount per note equal to the Luke Principal Amount;

(cc)	“Luke Principal Amount” means the quotient obtained by dividing (i) the fair market value of the Retained Assets in an amount equal to $5,347,296 by (ii) the total number of Luke Notes issuable by Acquisitionco;

(dd)	“Luke Share Consideration” means the consideration in the form of Luke Notes to be received by KeyWest Shareholders pursuant to subsections 3.01(b)(i) and which will be subsequently exchanged for Luke Shares pursuant to subsection 3.01(e);

2

(ee)	“Luke Shares” means common shares in the capital of Luke and “Luke Shareholders” means the holders from time to time of Luke Shares;

(ff)	“Meeting” means the special meeting of KeyWest Shareholders to be held to consider the Arrangement, and any adjournment thereof;

(gg)	“Retained Assets” means the assets described as the Assets in the Purchase and Sale Agreement and any other assets, properties, interests or rights to be transferred by KeyWest to Luke pursuant to the Purchase and Sale Agreement and the schedules thereto;

(hh)	“Note Trustee” means Computershare Trust Company of Canada;

(ii)	“Plan of Arrangement” or “Plan” means this plan of arrangement, as amended or supplemented from time to time, and “hereby”, “hereof”, “hereunder”, “herewith” and similar terms refer to this Plan of Arrangement and not to any particular provision of this Plan of Arrangement;

(jj)	“Purchase and Sale Agreement” means the agreement dated January 17, 2003 among KeyWest, as Vendor, Luke, as Purchaser and the Trust and certain of its affiliates, as third parties embodying the principal terms as set out in Exhibit B to the Arrangement Agreement, providing for, among other things, the sale by KeyWest to Luke of the Retained Assets;

(kk)	“Trust” means the Viking Energy Royalty Trust, a trust duly settled under the laws of Alberta;

(ll)	“Trust Unit” means a unit of Viking Energy Royalty Trust issued by the Trust;

(mm)	“Trust Unit Consideration” means the consideration in the form of Acquisition Notes to be received at the election of KeyWest Shareholders pursuant to subsection 3.01(b)(ii)(A) and which will be subsequently exchanged for Trust Units pursuant to subsection 3.01(c); and

(nn)	“Viking Weighted Average Trading Price” shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the Toronto Stock Exchange over the 5 consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period.

1.02	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.03	Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.04	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.05	The following schedule to this Plan is incorporated by reference herein and forms part of this Plan of Arrangement.

Schedule A — Terms of Acquisition Notes

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ARTICLE 2
Purpose and Effect of the Plan

2.01	The following is only intended to be a general statement of the purpose of the Plan of Arrangement and is qualified in its entirety by the specific provisions of the Plan.

The purpose of the Plan is to implement a reorganization of the business of KeyWest resulting in: (i) certain assets and liabilities of KeyWest being transferred to Luke in consideration of the issue to KeyWest of Luke Shares; (ii) the transfer by KeyWest Shareholders to Acquisitionco of all of the
KeyWest Shares in exchange for each KeyWest Shareholder receiving, at the election of the KeyWest
Shareholder, Trust Units, cash or a combination of Trust Units and cash (subject to proration); and
(iii) the distribution of Luke Shares held by KeyWest to KeyWest Shareholders.

2.02	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.03	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) KeyWest Shareholders; (ii) KeyWest; (iii) Luke; (iv) Acquisitionco; (v) VHI; and (vi) the Trust.

2.04	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
Arrangement

3.01	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)	The Retained Assets shall be transferred by KeyWest to Luke, and Luke shall issue Luke Shares to KeyWest in consideration therefor in accordance with the terms and conditions of the Purchase and Sale Agreement. The number of Luke Shares to be issued to KeyWest shall be: (i) the difference between the number of KeyWest Shares outstanding immediately prior to the Effective Time and the number of Luke Shares held by KeyWest immediately prior to the Effective Time, divided by ten (10); less (ii) the number of Luke Shares held by KeyWest immediately prior to the Effective Time divided by ten (10);

(b)	each issued and outstanding KeyWest Share (other than KeyWest Shares held by Dissenting Shareholders) shall be transferred to Acquisitionco (free and clear of all claims) in exchange for:

(i)	Luke Share Consideration on the basis of one Luke Note for each ten (10) KeyWest Shares held; and

(ii)	in accordance with the election or deemed election of the holder of such KeyWest Share and subject to sections 3.02 and 3.03:

(A)	Trust Unit Consideration on the basis of one Acquisition Note for each KeyWest Share held;

(B)	Cash Consideration on the basis of $3.65 in cash for each KeyWest Share held; or

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(C)	a combination of Trust Unit Consideration and Cash Consideration;

(c)	each Acquisition Note shall be exchanged with the Trust for 0.5214 of a Trust Unit;

(d)	KeyWest and Acquisitionco shall be amalgamated and continue as one corporation in accordance with the following:

(i)	the KeyWest Shares shall be cancelled without any repayment of capital;

(ii)	the articles of the Amalgamated Corporation shall be the same as the articles of Acquisitionco, and the name of the amalgamated corporation shall be the name of Acquisitionco;

(iii)	no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation and for greater certainty, the Acquisitionco shares, Acquisition Notes and Luke Notes shall survive and continue to be Acquisitionco shares, Acquisition Notes and Luke Notes of the Amalgamated Corporation without amendment;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(v)	the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(ix)	the Articles of Amalgamation of the Amalgamated Corporation shall be deemed to be the Articles of Incorporation of the Amalgamated Corporation and the Certificate of Amalgamation of the Amalgamated Corporation shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(x)	the by-laws of Acquisitionco shall be the by-laws of the Amalgamated Corporation;

(xi)	the first directors of the Amalgamated Corporation shall be the directors of Acquisitionco;

(xii)	the first officers of the Amalgamated Corporation shall be the officers of Acquisitionco; and

(xiii)	the registered office of the Amalgamated Corporation shall be the registered office of Acquisitionco; and

(e)	subject to adjustment as provided herein, the Luke Notes shall be redeemed by the Amalgamated Corporation in exchange for Luke Shares on the basis of one Luke Note for one Luke Share.

3.02	With respect to the elections to be made by KeyWest Shareholders other than Dissenting Shareholders:

5

(a)	each KeyWest Shareholder shall elect to receive either the Trust Unit Consideration, the Cash Consideration or a combination thereof by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates representing such holder’s KeyWest Shares; and

(b)	any KeyWest Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.02(a) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive the Trust Unit Consideration for such holder’s KeyWest Shares.

3.03	With respect to elections by KeyWest Shareholders to receive the Cash Consideration and elections by KeyWest Shareholders to receive a combination of the Cash Consideration and the Trust Unit Consideration, the aggregate amount of cash available is limited to $66,000,000 (the “Cash Limit”). With respect to elections by KeyWest Shareholders to receive the Trust Unit Consideration and elections by KeyWest Shareholders to receive a combination of the Cash Consideration and the Trust Unit Consideration, the aggregate number of Trust Units that may be issued is limited to 28,000,000 (the “Trust Unit Limit”). If the aggregate cash elected exceeds the Cash Limit, the amount of Cash Consideration paid to the holders of KeyWest Shares so electing shall be prorated (based on the fraction equal to the Cash Limit divided by the aggregate cash elected) among all such holders who made an election to receive the Cash Consideration or an election to receive a combination of the Cash Consideration and the Trust Unit Consideration so that the aggregate amount of cash payable to all such holders shall be equal to the Cash Limit, and such holders shall receive the Trust Unit Consideration in respect of the balance of such holders’ KeyWest Shares. If the aggregate Trust Units elected exceeds the Trust Unit Limit, the amount of Trust Unit Consideration issued to the holders so electing shall be prorated (based on the fraction equal to the Trust Unit Limit divided by the aggregate Trust Units elected) among all holders who made (or are deemed to have made) an election to receive the Trust Unit Consideration or an election to receive a combination of the Cash Consideration and the Trust Unit Consideration so that the number of Trust Units issuable to all such holders shall be equal to the Trust Unit Limit, and such holders shall receive the Cash Consideration in respect of the balance of such holders’ KeyWest Shares.

3.04	(a)	With respect to the transfer of the Retained Assets to Luke in exchange for the issuance to KeyWest of the Luke Shares immediately before the Effective Time pursuant to subsection 3.01(a), KeyWest shall become the holder of the Luke Shares so exchanged and shall be added to the register of holders of Luke Shares; and

	(b)	With respect to each KeyWest Shareholder (other than Dissenting Shareholders) immediately before the Effective Time:

(i)	upon the exchange of KeyWest Shares thereof pursuant to subsection 3.01(b):

(A)	such holder shall cease to be a holder of KeyWest Shares and the name of such holder shall be removed from the register of holders of KeyWest Shares;

(B)	Acquisitionco shall become the holder of the KeyWest Shares so exchanged and shall be added to the register of holders of KeyWest Shares;

(ii)	Acquisitionco shall allot and issue to such holder the number of Luke Notes issuable to such holder on the basis set forth in subsection 3.01(b)(i), and the name of such holder shall be added the register of holders of Luke Notes; and

(iii)	Acquisitionco shall allot and issue to such holder the number of Acquisition Notes issuable and/or Cash Consideration payable to such holder on the basis set forth in subsection 3.01(b)(ii), and the name of such holder shall be added to the register of holders of Acquisition Notes, as applicable;

6

(c)	Upon the exchange of Acquisition Notes for Trust Units pursuant to subsection 3.01(c):

(i)	such holder shall cease to be a holder of Acquisition Notes and the name of such holder shall be removed from the register of holders of Acquisition Notes;

(ii)	the Trust shall become the holder of the Acquisition Notes so exchanged and shall be entered on the register of holders of Acquisition Notes; and

(iii)	the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in subsection 3.01(c) and the name of such holder shall be added to the register of holders of Trust Units; and

(d)	Upon the exchange of Luke Notes for Luke Shares pursuant to subsection 3.01(e):

(i)	such holder shall cease to be a holder of Luke Notes and the name of such holder shall be removed from the register of holders of Luke Notes;

(ii)	the Amalgamated Corporation shall cease to be a holder of Luke Shares and the Amalgamated Corporation shall be removed from the register of holders of Luke Shares;

(iii)	the Amalgamated Corporation shall transfer to such holder the number of Luke Shares issuable to such holder on the basis set forth in subsection 3.01(e), and the name of such holder shall be added to the register of holders of Luke Shares; and

(iv)	all of the Luke Notes shall be cancelled.

ARTICLE 4
Dissenting Shareholders

4.01	Holders of KeyWest Shares who have given a demand for payment which remains outstanding on the Effective Date in accordance with the rights of dissent in respect of the Plan granted by the Interim Order and who:

(a)	are ultimately entitled to be paid the fair value for the KeyWest Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by order of the Court or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such KeyWest Shares to KeyWest for cancellation on the Effective Date and such shares shall be deemed to no longer be issued and outstanding as of the Effective Date; or

(b)	are ultimately not so entitled to be paid the fair value for the KeyWest Shares in respect of which they dissent, shall not be, or be reinstated as, securityholders of KeyWest but for purposes of receipt of consideration shall be treated as if they had participated in this Plan on the same basis as a non-dissenting KeyWest Shareholder who elected or was deemed to elect to receive the Trust Unit Consideration and accordingly shall be entitled to receive Trust Units, cash (if any) and Luke Shares as non-dissenting holders are entitled to receive on the basis set forth in Article 3 of this Plan and shall be deemed to have transferred such KeyWest Shares to Acquisitionco as of the Effective Date;

but in no case shall Acquisitionco, the Trust, VHI, the Amalgamated Corporation, Luke, KeyWest, the Depositary or any other person be required to recognize such holders of KeyWest Shares as shareholders of KeyWest after the Effective Date;

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ARTICLE 5
Outstanding Certificates and Fractional Acquisition Notes

5.01	From and after the Effective Time, certificates formerly representing KeyWest Shares acquired by Acquisitionco under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 4.01, to receive the fair value of the KeyWest Shares represented by such certificates.

5.02	The Trust and the Amalgamated Corporation shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former KeyWest Shareholder of KeyWest Shares acquired by Acquisitionco under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such KeyWest Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b)	if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

a cheque representing the cash payment, if any, and the certificates representing the number of Luke Shares and Trust Units issued to such holder under the Arrangement.

5.03	No certificates representing fractional Luke Shares or Trust Units shall be issued upon the exchange of Luke Notes for Luke Shares or Acquisition Notes for Trust Units, as the case may be. In lieu of any fractional Luke Shares or Trust Units, each registered KeyWest Shareholder otherwise entitled to a fractional interest in a Luke Share or Trust Unit will receive the next highest whole number of Luke Shares or Trust Units, as the case may be.

5.04	If any certificate which immediately prior to the Effective Time represented an interest in outstanding KeyWest Shares that were exchanged pursuant to section 3.01 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall as a condition precedent to the receipt thereof give a bond satisfactory to the Trust and its transfer agent in such form as is satisfactory to the Trust and such transfer agent or otherwise indemnify the Trust, Acquisitionco and the transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.05	Only one global Acquisition Note certificate representing the Acquisition Notes shall be issued. Such certificate shall be issued to the Note Trustee in trust for the registered holders of the Acquisition Notes, as determined under section 3.01. The Note Trustee shall then, on behalf of such holders, record the transfer of the Acquisition Notes represented by such global Acquisition Note certificate, without recourse, to the Trust pursuant to the Arrangement and receive certificates representing Trust Units for delivery to the persons entitled thereto, all in accordance with and as contemplated by this Plan of Arrangement.

5.06	All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

8

5.07	Any certificate formerly representing KeyWest Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such KeyWest Shares to receive the certificates representing Luke Shares and Trust Units shall be deemed to be surrendered to, in the case of Luke Shares, to Luke, and in the case of the Trust Units and cash (if any), to the Trust, together with all dividends, distributions or cash payments thereon held for such holder.

5.08	KeyWest, the Trust, VHI, Acquisitionco, the Amalgamated Corporation and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of KeyWest Shares such amounts as KeyWest, the Trust, VHI or the Depositary are required to deduct and withhold with respect to such payments under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the KeyWest Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 6
Amendments

6.01	The Trust, KeyWest, Luke and Acquisitionco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to KeyWest Shareholders, if and as required by the Court.

6.02	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Trust, KeyWest, Luke or Acquisitionco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.03	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Trust, KeyWest, Luke and Acquisitionco.

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SCHEDULE A

TERMS OF ACQUISITION NOTES

1.	Issuance

Under the Arrangement, KeyWest Shareholders will be entitled, subject to paragraph 3 below, to receive Acquisition Notes on the Effective Date.

2.	Acquisition Note Indenture

The Acquisition Notes are to be issued under the Acquisition Note Indenture.

3.	Global Note Certificate

Pursuant to the Plan of Arrangement, the Acquisition Notes will be issued to certain of the former holders of KeyWest Shares and subsequently exchanged by such former holders for Trust Units. Only one global Acquisition Note certificate representing the Acquisition Notes shall be issued.

4.	Unsecured / Interest

The Acquisition Notes are unsecured and bear interest from the date of issue at 14% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on June 1, 2003 for the period commencing on the Effective Date and ending on May 31, 2003.

5.	Subordination

The Acquisition Notes shall be subordinated as follows:

(a)	no principal shall be repaid nor shall Acquisition Notes be purchased or redeemed until the prior repayment in full of all “senior indebtedness”, nor at any time when there is a default under any senior indebtedness. If there is no senior indebtedness default, principal may be repaid at maturity and, in the limited circumstances prescribed by the Acquisition Note Indenture, amounts may be paid on account of principal by way of prepayment or redemption where the board of directors of Acquisitionco believe Acquisitionco is prevented by applicable law from paying dividends or making other distributions in respect of its common shares; and

(b)	no interest shall be payable in respect of the Acquisition Notes other than regularly scheduled interest at any time nor shall regularly scheduled interest be paid when any of the “senior indebtedness” is in default.

For these purposes, “senior indebtedness” means all indebtedness and liabilities of Acquisitionco, including the principal of, and premium, if any, and interest on indebtedness of Acquisitionco, which, by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Acquisition Note Indenture and the Acquisition Notes.

6.	Maturity

The outstanding principal and any interest outstanding on the Acquisition Notes shall be due and payable on June 30, 2033.

EXHIBIT B

SUMMARY OF PURCHASE AND SALE AGREEMENT
IN RESPECT OF THE RETAINED ASSETS

1.	As part of the Plan of Arrangement, Keywest as Vendor, Luke, as Purchaser and VHI, VEAL, VLI, VEL and Trust, as third parties have entered into the Purchase and Sale Agreement respecting the Retained Assets. The principal terms are:

(a)	Lands: KeyWest will assign to Luke, 50% of its interest in certain producing and non-producing lands in the Bashaw/Bassano area. The Retained Assets which are conveyed to Luke include petroleum and natural gas rights (consisting of three producing wells in the Bashaw/Bassano area, four non-producing shut-in Belly River gas wells in the Bassano area and approximately 11,720 net undeveloped acres), the associated tangibles (including proportionate facilities interests) and miscellaneous interests. Further information is included in the attached Information Circular. In consideration for the Retained Assets, the Purchaser will issue Luke Shares pursuant to the Plan of Arrangement, also as described in the Information Circular.

(b)	Operatorship: Luke will act as Operator for the lands in the Bassano area and KeyWest will retain operatorship in the Bashaw area. The parties will enter into a Joint Operating Agreement on standard terms and conditions to reflect their post-closing, joint working interests in the Bashaw/Bassano producing acreage and the Bassano acreage.

(c)	Participation: Viking will retain the right to participate for 35% of Luke’s interest, upon election and after a technical presentation from Luke, and payment to Luke of its 35% share of land and seismic related costs. In addition, Luke retains the right to independently bid on certain crown acreage currently posted by KeyWest for the period ending April 30, 2003. This land comprises approximately 40 sections of land. In the event Luke is successful in acquiring any of this crown acreage, Viking will have the right, but not the obligation to acquire either none or 35% of Luke’s acquired interest by paying Luke 35% of the land and seismic related costs. For reasons of confidentiality, a listing of the posted lands is confidential.

(d)	Farm-In Arrangement: Until December 31, 2004, KeyWest and Viking (collectively, the “farmors”) have granted to Luke, the right to earn up to 50% of the farmors’ pre-farmout working interest in approximately 55,000 net acres of KeyWest’s current non-core undeveloped lands and an additional 10,000 net acres of Viking’s current non-core undeveloped lands upon payment of 100% of the drilling, completion equipping and abandonment costs, subject to a convertible sliding scale gross overriding royalty of 1/150 (5%-15%) on oil and 15% on natural gas, convertible after payout at the election of KeyWest to 50% of Luke’s before payout working interest. The terms of the earning provide that Luke shall earn an interest in two drilling spacing units for each farm-in well.

(e)	Seismic: During the same term, Luke will be entitled to access any pre-existing seismic owned by Viking or KeyWest on the lands in question, subject to any necessary third party consents or constraints.

(f)	Right of First Refusal: Luke has granted KeyWest a right of first refusal in respect of all of the interests acquired by Luke pursuant to the Purchase and Sale Agreement on terms substantially similar to those used in the 1990 CAPL Operating Procedure.

(g)	Conventional Terms: The terms of the Purchase and Sale Agreement, subject to the special terms governing future farm-in obligations and participation rights, are on standard industry terms and conditions for transactions of this nature and specifically recognizes, in its liability and indemnification provisions, that Luke will be responsible only for its 50% acquired interest in the Retained Assets and not for the remaining 50% owned by KeyWest such that KeyWest will be responsible for its proportionate share of similar obligations related to these assets. The Effective Date of the sale transaction has the meaning set out in the Arrangement Agreement. The closing of the Purchase and Sale Agreement is conditional upon the transactions contemplated by the Arrangement Agreement closing and Luke having obtained a valid operator’s license and identification code from the EUB.

APPENDIX C

Action No. 0301-01354

INTERIM ORDER

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KEYWEST ENERGY CORPORATION, LUKE ENERGY LTD., VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC. (in its capacity as trustee for Viking Holdings Trust) AND VIKING KEYWEST INC. AND THE SHAREHOLDERS OF KEYWEST ENERGY CORPORATION

THE HONOURABLE	)	AT THE COURT HOUSE, IN CALGARY, ALBERTA
MR. JUSTICE D.G. HART	)	ON FRIDAY, THE 24TH DAY OF JANUARY, 2003.
IN CHAMBERS	)
)
)

INTERIM ORDER

     UPON THE PETITION of KeyWest Energy Corporation (“KeyWest”); AND UPON reading the Petition and Affidavit of Harold V. Pedersen, and the documents referred to therein; AND UPON hearing counsel for KeyWest and counsel for Viking Energy Royalty Trust (and its subsidiaries, collectively the “Trust”); AND UPON noting that the Director appointed under the Canada Business Corporations Act (the “Director”) has been notified of the proposed application and does not intend to appear or make submissions;

     IT IS HEREBY ORDERED THAT:

1.	KeyWest shall convene a special meeting (the “Meeting”) of the holders of its common shares (“Shareholders”) on or about February 25, 2003 for the purposes of considering and, if thought fit, approving and agreeing to an arrangement (the “Arrangement”) under s. 192 of the Canada Business Corporations Act (“CBCA”) among KeyWest, Luke Energy Ltd. (“Luke”), the Trust, Viking Holdings Inc., in its capacity as trustee for Viking Holdings Trust (“VHI”) and Viking KeyWest Inc. (“Acquisitionco”) as contemplated in the plan of arrangement outlined in the Information Circular of KeyWest (the “Information Circular”) in the substantially final form annexed as Exhibit A to the Affidavit of Harold V. Pedersen, which is filed in this action, and transacting such other business as is contemplated by the Information Circular or as otherwise may properly be brought before the Meeting.

2.	At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, there will be mailed or delivered with postage prepaid, to Shareholders of record on January 24, 2003 (the “Record Date”) and to the directors and auditors of KeyWest and to the Director:

(a)	a Notice of Special Meeting of KeyWest;

(b)	the Information Circular; and

(c)	a Notice of Petition;

all in substantially the forms which are Exhibit A to the Affidavit of Harold V. Pedersen, with such amendments as counsel may advise, together with instruments of proxy and such other material as KeyWest may consider fit, with such mailing or

Appendix C-2

delivery constituting good and sufficient service of notice of the Petition, the Meeting and the hearing in respect of the Petition.

3.	The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

4.	Any registered holder of common shares (“Common Shares”) of KeyWest as at the close of business on the Record Date may attend the Meeting and vote at the Meeting either in person or by proxy and any usual or common form of instrument of proxy may be used for such purpose.

5.	To be valid, a proxy must be deposited with KeyWest in the manner described in the Information Circular.

6.	Subject to what may be provided hereafter, at the Meeting, each holder of Common Shares shall be entitled to one vote for each Common Share held in respect of the special resolution approving the Arrangement.

7.	The Chairman of KeyWest or, failing him, the President of KeyWest or, failing him, any other officer of KeyWest or failing them any person to be chosen at the Meeting, shall be the Chairman of the Meeting.

8.	The majority required to pass the special resolution approving the Arrangement shall be 66 2/3% of the aggregate votes cast by holders of Common Shares voting at the Meeting in person or by proxy.

9.	The registered Shareholders are accorded the right of dissent with respect to the special resolution approving the Arrangement and to receive from KeyWest, subject to the provisions of the CBCA, the fair value of their Common Shares with respect to which such right of dissent is exercised under Section 190 of the CBCA as modified by this Order. A holder of Common Shares may not exercise the right of dissent in respect of only a portion of such holder’s Common Shares, but may dissent only with respect to all of the Common Shares held by the holder. Notwithstanding subsection 190(5) of the CBCA, the written objection required to be sent to KeyWest by a Dissenting Shareholder pursuant to subsection 190(5) of the CBCA must be received by KeyWest c/o Burnet, Duckworth & Palmer LLP, Attention: Chris von Vegesack, at the address set out below, by 2:00 p.m. (Calgary time) on the business day (meaning a day other than a Saturday, a Sunday or a statutory holiday in Canada) immediately preceding the date of the Meeting, and otherwise comply with the requirements of Section 190 of the CBCA. A Dissenting Shareholder shall not be entitled to vote his or her Common Shares at the Special Meeting, either by proxy or by personally voting, in favour of the resolution approving the Arrangement.

10.	Notice to Shareholders of the right of dissent with respect to the special resolution approving the Arrangement and to receive, subject to the provisions of the CBCA, the fair value of their Common Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular.

11.	With respect to matters to be brought before the Meeting pertaining to items of business affecting Luke, each holder of Common Shares shall be entitled to one vote on a ballot at the Meeting for each Common Share held (and the holders of Options shall not be entitled to any votes in respect thereof) and such resolutions will be effective resolutions of the securityholders of Luke as if passed at a meeting of the securityholders of Luke entitled to vote on such matters.

12.	The quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 5% of the aggregate of the Common Shares entitled to be voted at such Meeting, provided that, if no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the Chairman of the Meeting, and at such adjourned Meeting, those persons present in person or by proxy, entitled to vote at such Meeting, will constitute a quorum for the adjourned Meeting.

13.	As all holders of outstanding options to purchase Common Shares of KeyWest (“KeyWest Options”) have elected to surrender and terminate their KeyWest Options prior to filing Articles of Arrangement in respect of the Arrangement in consideration of the payment to such optionholders of the difference between the exercise price and $3.65 for each Common Share issuable under the KeyWest Option (the “Cash Payout”) and in connection with such election, have acknowledged and agreed: (i) that they will not and shall not be entitled to vote any of their KeyWest Options at the Meeting and will not prior to the Effective Time of the Arrangement exercise all or any of such KeyWest Options, (ii) that all of the rights with respect to such KeyWest Options shall be and shall be deemed to be terminated prior to the Effective Time of the Arrangement and

Appendix C-3

that their sole remaining right will be the right to receive the Cash Payout, and (iii) that they will not be entitled to exercise any rights of dissent connected to the KeyWest Options, no meeting of the holders of KeyWest Options will be required in respect of the Arrangement, such holders of KeyWest Options shall have no right to vote at the Meeting and such holders of KeyWest Options shall not be entitled to any rights of dissent with respect to the special resolution approving the Arrangement.

14.	In all other respects, the Meeting shall be conducted in accordance with the bylaws of KeyWest and the CBCA, subject to such modifications as may be adopted at the Meeting.

15.	Sending of the Notice of Petition with the Information Circular shall be good and sufficient notice to all holders of Common Shares of the hearing of the Petition, this Order and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

16.	Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, KeyWest may proceed with an application for a Final Order, without further notice, for approval of the Arrangement at 1:30 p.m. on February 25, 2003 at the Court House, Calgary, Alberta or so soon thereafter as counsel may be heard.

17.	Any Shareholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Shareholder or other interested party files with the Court and serves upon KeyWest on or before 12:00 p.m. (Calgary time) on February 18, 2003, a Notice of Intention to Appear, setting out such Shareholder’s or other interested party’s address for service and indicating whether such Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on KeyWest shall be effected by service upon the solicitors for KeyWest, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Chris von Vegesack.

18.	If the application for final approval of the Arrangement is adjourned, only those parties appearing before this Court for the final application on that date and those who have filed a Notice of Intention to Appear shall have notice of the adjourned date.

19.	Service of notice of this application or any other notice in these proceedings on any person is hereby dispensed with.

20.	KeyWest is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Honourable Court may direct.

(signed) “D.G. Hart” J.C.Q.B.A

ENTERED this 24th day of January, 2003.

(signed) “Kevin Hoschka”

Clerk of the Court of Queen’s Bench

APPENDIX D

INFORMATION RESPECTING LUKE ENERGY LTD.

ABBREVIATIONS	D-2
CONVERSION	D-2
GLOSSARY OF TERMS	D-3
NOTICE TO READER	D-5
LUKE ENERGY LTD	D-5
GENERAL DEVELOPMENT OF THE BUSINESS	D-6
NARRATIVE DESCRIPTION OF THE BUSINESS	D-7
SELECTED CONSOLIDATED FINANCIAL INFORMATION	D-15
DESCRIPTION OF SHARE CAPITAL	D-17
DIRECTORS AND OFFICERS OF LUKE	D-17
PERSONNEL	D-19
INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS	D-19
PRINCIPAL SHAREHOLDERS	D-20
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	D-20
INDEBTEDNESS OF DIRECTORS AND OFFICERS	D-20
STOCK OPTION PLAN	D-20
RISK FACTORS	D-21
INDUSTRY CONDITIONS	D-23
MATERIAL CONTRACTS	D-25
LEGAL MATTERS	D-25
EXPERTS	D-25
AUDITORS, REGISTRAR AND TRANSFER AGENT	D-26
Schedule “A” Pro Forma Financial Statements
Schedule “B” Statement of Revenues and Operating Expenses of Retained Canadian Assets
Schedule “C” Balance Sheet as at January 9, 2003

Appendix D-2

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl or bbls	barrel or barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
NGLs	natural gas liquids	mcf/d	thousand cubic feet per day
		mmcf/d	million cubic feet per day
		MMBTU	million British Thermal Units

Other

BOE	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

BOE/d	barrels of oil equivalent per day.

MBOE	means thousand barrels of oil equivalent.

WTI	means West Texas Intermediate.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by

mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Appendix D-3

GLOSSARY OF TERMS

In this Appendix, the capitalized terms set forth below have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Arrangement” means the proposed arrangement, under the provisions of Section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement;

“API” means the American Petroleum Institute.

“°API” is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specific gravity of 28 ° API or higher is generally referred to as light crude oil;

“Arrangement Agreement” means the arrangement agreement made as of January 17, 2003 among the Trust, VHI, Acquisitionco, KeyWest and Luke, pursuant to which such parties have proposed to implement the Arrangement, which agreement is attached as Appendix B to this Information Circular, including any amendment thereto;

“ARTC” means credits or rebates in respect of Crown royalties which are paid or credited by the Crown including those paid or credited under the Alberta Corporate Tax Act which are commonly known as “Alberta Royalty Tax Credits”;

“Board” means the board of directors of Luke;

“Business Day” or “business day” means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (CA), as amended, including the regulations promulgated thereunder;

“CDN” means Canadian;

“Common Share” means common shares in the capital of KeyWest;

“Consideration” means the issuance of Luke Shares to KeyWest as set forth in the Purchase and Sale Agreement;

“Effective Date” means the date the Arrangement is effective under the CBCA;

“Farm-In Lands” means the lands identified under cover letter dated January 17, 2003 from Luke to VHI and the Trust;

“Farmout Agreement” means the 1997 Canadian Association of Petroleum Landmen Farmout and Royalty Procedures (with elections marked thereon) as shown in Schedule E of the Purchase and Sale Agreement;

“GLJ” means Gilbert Lausten Jung Associates Ltd.;

“Information Circular” means the information circular of KeyWest dated January 24, 2003, together with all appendices thereto, to which this Appendix is attached;

“Initial Private Placement” means the proposed sale by private placement of up to 1,645,000 Luke Shares upon completion of the Arrangement, on such terms as may be determined by the board of directors of Luke as described under “Other Matters to be Brought Before the Meeting — Approval of Initial Private Placement”;

Appendix D-4

“Interim Order” means the interim order of the Court dated January 24, 2003 under Section 192(4)(c) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of KeyWest therefor, a copy of which order is attached as Appendix C to this Information Circular, including any amendments or modifications thereto;

“KeyWest” means KeyWest Energy Corporation, a corporation duly incorporated under the CBCA;

“Luke” means Luke Energy Ltd., a corporation incorporated under the CBCA and presently a wholly-owned subsidiary of KeyWest;

“Luke Reserve Report” means the evaluation report prepared by GLJ dated January 15, 2003 and effective January 1, 2003, respecting the oil and gas assets to be acquired by Luke pursuant to the Purchase and Sale Agreement;

“Luke Seaton Jordan Report” means the report prepared by Seaton Jordan & Associates Ltd. dated January 16, 2003 and effective January 15, 2003 evaluating the undeveloped acreage to be acquired by Luke pursuant to the Purchase and Sale Agreement

“Luke Shares” means common shares in the capital of Luke and “Luke Shareholders” means the holders from time to time of Luke Shares;

“Luke Stock Option Plan” means the stock option plan of Luke to be approved at the Meeting and which is attached as Appendix H to the Information Circular;

“Plan of Arrangement” means the plan of arrangement set forth as Exhibit 1 to the Arrangement Agreement which is attached as Appendix B to the Information Circular, and any amendment or variation thereto;

“Purchase and Sale Agreement” means the Purchase and Sale Agreement relating to the Retained Assets dated January 17, 2003 between KeyWest and Luke pursuant to which the sale by KeyWest to Luke of the Retained Assets will be effected;

“Retained Assets” means certain miscellaneous assets, oil and gas assets, properties and facilities and rights to seismic data to be transferred by KeyWest to Luke on the Effective Date as part of the Arrangement pursuant to the Purchase and Sale Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” and “U.S.” mean the United States, its territories and possessions, any state of the United States and the District of Columbia;

“VHI” means Viking Holdings Inc., a corporation incorporated under the ABCA and which is wholly-owned by the Trust;

“Trust” means Viking Energy Royalty Trust, a trust duly settled under the laws of Alberta;

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

In this Appendix, references to “dollars” and “$” are to the currency of Canada, unless otherwise indicated.

Appendix D-5

NOTICE TO READER

As at the date hereof, Luke has not carried on any active business. Pursuant to the Arrangement, Luke will acquire the Retained Assets from KeyWest effective on the Effective Date. The disclosure in this Appendix has been prepared assuming that the acquisition of the Retained Assets is completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular. See also the information under “Cautionary Statement Concerning Forward-Looking Statements” for special information about Luke’s interpretation of forward-looking information.

LUKE ENERGY LTD.

Luke Energy Ltd. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as on January 9, 2003. Luke has not carried on any active business since incorporation. As at the date hereof, the sole shareholder of Luke is KeyWest.

Following the completion of the Plan of Arrangement, Luke will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin. On the Effective Date, Luke will acquire the Retained Assets from KeyWest.

Luke’s head office is located at 1100, 520 – 5th Avenue S.W., Calgary, Alberta, T2P 3R7. Luke’s registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The following diagrams describe the ownership of Luke both prior to and following the Effective Date of the Arrangement:

Pre-Arrangement

Appendix D-6

Post-Arrangement

Note:

(1)	Assumes the issuance of 24.9 million Trust Units pursuant to the Arrangement and that all KeyWest Shareholders elect to receive the Cash Consideration. See “Effect of the Acquisition of KeyWest on the Trust - Consolidated Capitalization” in the Information Circular.

GENERAL DEVELOPMENT OF THE BUSINESS

Luke has not carried on any active business since incorporation. In connection with the Plan of Arrangement, Luke entered into the Purchase and Sale Agreement with KeyWest. Upon the implementation of the Arrangement, the Purchase and Sale Agreement provides that KeyWest will transfer its interest in the Retained Assets to Luke on the Effective Date in exchange for the Consideration. The Purchase and Sale Agreement provides that Luke will assume all liabilities, including environmental liabilities, relating to the Retained Assets, and will acquire the Retained Assets from KeyWest without any representations and warranties.

Following the completion of the Arrangement, the shareholders of KeyWest will be the shareholders of Luke and each such shareholder will hold one Luke Share for each ten (10) Common Shares that such shareholder held immediately prior to the Arrangement. For further information on the Plan of Arrangement, see the section of the Information Circular entitled “The Arrangement”.

Trends

There are a number of trends that have been developing in the Canadian oil and gas industry that appear to be shaping the near future of the business. The first trend is the consolidation phase that the industry has recently been going through. This consolidation phase has affected companies of all sizes from small emerging companies to senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and, as a result, it is less expensive for companies to grow by acquiring other companies than by focusing entirely on drilling and prospect generation.

The second trend is the limited access to external capital that the industry currently is experiencing. This can be partly attributed to the strong returns that have been experienced in other sectors of the market. However, recently

Appendix D-7

this trend has been reversing, particularly for oil and gas royalty trusts, and institutional investors appear to be beginning to refocus on traditional sectors for investment opportunities.

The third trend relates to the size of companies on which investors are focusing. Larger market capitalization companies provide for greater liquidity and as a result appear to be more attractive to investors. However, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to the strong commodity prices that the industry is currently experiencing. This ratio may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. This trend will continue to influence valuation parameters of Canadian assets and result in global values for Canadian companies.

The fifth trend is the lower relative investment in exploration and development in the Western Canadian Sedimentary Basin. This can be attributed to growth in the royalty trust sector of the Canadian oil and gas industry, which returns the majority of its cash flow generated from producing assets to its unitholders, and to the increasing maturity of the basin.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of the industry consolidation over the past several years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Following the completion of the Plan of Arrangement, Luke will be an oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin.

Corporate Strategy

Luke’s strategy will be to create value primarily through the generation and drilling of exploration and development prospects. Luke will target areas and prospects that it believes can result in meaningful reserve and production additions. Luke will initially focus on unlocking the value inherent in the asset base to be transferred to it, which includes approximately 11,720 net acres of undeveloped land, as well as selectively pursuing opportunities pursuant to Luke’s right to farm-in on up to 55,000 net acres of KeyWest current non-core undeveloped land holdings and up to 10,000 net acres of the Trust’s current non-core undeveloped land holdings for a two year term ending December 31, 2004. Luke will also focus on expanding its existing asset base through crown land sales, farm-ins, farm-outs and property acquisitions which have exploitation opportunities or can provide strategic advantages.

New areas will be developed based on the following criteria: corporate skills, technical experience, fit with existing asset base and the potential to increase shareholder value. Luke’s focus on developing new activity areas will be in areas with multi-zone potential for natural gas and light oil prospects at medium and shallow depths.

Stated Business Objectives

The business plan of Luke is to create sustainable and profitable per share growth through participation in the oil and gas industry in western Canada. To accomplish this, Luke will pursue an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in the Western Canadian Sedimentary Basin.

Appendix D-8

Initially, Luke expects to focus on exploration and development drilling in its areas of interest. Additionally, Luke may pursue strategic acquisitions of crude oil and natural gas properties where it views further exploitation, development and exploration opportunities exist.

Luke intends to internally generate exploration prospects which have medium risk and multi-zone potential. Luke intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of Luke will also consider asset and corporate acquisition opportunities that meet its growth objectives. To achieve sustainable and profitable growth, management of Luke believes in controlling the timing and costs of its projects wherever possible. Accordingly, Luke will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, Luke will strive to maximize its working interest ownership in its properties where reasonably possible. While Luke believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See “Risk Factors”.

Management of Luke has significant industry experience in the major producing areas of the Western Canadian Sedimentary Basin and has the capability to expand the scope of Luke’s activities as opportunities arise. In particular, management of Luke is familiar with the assets of KeyWest not being acquired by Luke and anticipates undertaking targeted exploration activities pursuant to its farm-in rights granted pursuant to the Purchase and Sale Agreement.

In reviewing potential drilling or acquisition opportunities, Luke will use the methodology as employed by KeyWest, giving consideration to the following criteria:

(a)	capital required to secure or evaluate the opportunity;

(b)	the potential return on the project, if successful;

(c)	the probability of success; and

(d)	risked rate of return versus cost of capital.

In general, Luke will pursue a portfolio approach in developing opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

The board of directors of Luke may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the Board’s consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Farm-In Rights Granted under the Purchase and Sale Agreement

Pursuant to the provisions of the Purchase and Sale Agreement, until December 31, 2004, KeyWest and the Trust (collectively, the “farmors”) have granted to Luke, the right to earn up to 50% of the farmors’ pre-farmout working interest in approximately 55,000 net acres of KeyWest’s current non-core undeveloped lands and an additional 10,000 net acres of the Trust’s current non-core undeveloped lands upon payment of 100% of the drilling, completion equipping and abandonment costs, subject to a convertible sliding scale gross overriding royalty of 1/150 (5%-15%) on oil and 15% on natural gas, convertible after payout at the election of KeyWest to 50% of Luke’s before payout working interest. The terms of the earning provide that Luke shall earn an interest in two drilling spacing units for each farm-in well. On a quarterly basis commencing June 30, 2003 Luke will select 25% of the unearned farm-in lands to be surrendered back to Viking.

Principal Properties of Luke

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Luke will have an interest following the completion of the Arrangement and that are material to Luke’s operations and exploration activities. The production numbers stated refer to Luke’s working interest share before deduction of

Appendix D-9

Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, at January 1, 2003 based on escalated cost and price assumptions as evaluated in the Luke Reserve Report.

Bashaw, Alberta

Bashaw is located approximately 110 miles northeast of Calgary. Luke’s working interests comprise 50% in two producing light gravity Nisku oil wells plus 100% in 880 acres of undeveloped lands. In the Luke Reserve Report, GLJ assigned 142,000 bbls of established oil reserves (before royalties) to the Company’s account comprising 130,000 bbls of proved producing reserves together with 12,000 bbls of risked probable reserves. The Company’s share of forecast production from the area for 2003 is 43 bopd.

Bassano, Alberta

This property is located 90 miles southeast of Calgary. The Company holds an average 48% working interest in six producing Belly River gas wells and a 50% working interest in a producing Glauconite oil well. Luke also holds an average 46% working interest in Belly River gas rights underlying 3,840 total gross acres of land. In the Luke Reserve Report, GLJ assigned established reserves (before royalties) of 123,000 bbls of oil and 1.29 bcf of gas to the Company’s interests. Established oil comprises 112,000 bbls proved producing reserves and 11,000 bbls risked probable reserves while established gas comprises l.04 bcf proven producing reserves and 0.25 bcf risked probable reserves. Luke’s share of forecast daily production from the area for 2003 is 34 bbls of oil and 493 mcf of gas.

Summary of Luke Reserve Report

GLJ, a firm of independent petroleum engineers, has evaluated the crude oil, NGLs and natural gas reserves of Luke in a report dated January 15, 2003 and effective as of January 1, 2003 (the “Luke Reserve Report”). The constant price cases contained herein were extracted from a separate report prepared by GLJ dated January 15, 2003, which was based upon the escalated case Luke Reserve Report.

In preparing its report, GLJ obtained basic information from Luke, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Luke Reserve Report is based, was obtained from public records, other operators and from GLJ’s non-confidential files. Information concerning the extent and character of ownership of Luke’s interests and the accuracy of all factual data supplied to GLJ by third parties was accepted by GLJ as represented and neither title searches nor field inspections were conducted.

The following is a summary, as at January 1, 2003, of the crude oil, NGLs and natural gas reserves attributable to Luke’s properties and the present worth value of the estimated future net cash flows associated with such reserves, based on escalated and constant price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All future cash flows are stated prior to provision for income taxes, interest, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Luke’s crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The probable additional reserve volumes and the present value of estimated future cash flows from such reserves as shown in the tables have been reduced by a factor of 50% to account for risk.

Appendix D-10

Luke’s Properties

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows
Based on Escalated Price Assumptions(11)

							Present Value of Estimated Future Net
							Cash Flow, $000 Discounted at Rates
	Working Interest Reserves(1)						of:

	Gross			Net

	Oil	Gas	NGLs	Oil	Gas	NGLs
	Mbbls	MMcf	Mbbls	Mbbls	MMcf	Mbbls	0%	10%	15%	20%

Proved Reserves(2) Producing(3)(4)	242	1,036	0	184	899	0	7,085	4,700	4,053	3,579
Non-Producing(3)(5)	0	0	0	0	0	0	0	0	0	0
Undeveloped(6)	0	0	0	0	0	0	0	0	0	0
Total Proved Reserves	242	1,036	0	184	899	0	7,085	4,700	4,053	3,579
Probable Reserves at 50%(7)	23	254	0	18	221	0	1,238	429	291	212
Established Reserves	265	1,290	0	202	1,120	0	8,323	5,129	4,344	3,791

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows
Based on Constant Price Assumptions

							Present Value of Estimated Future Net
							Cash Flow, $000 Discounted at Rates
	Working Interest Reserves(1)						of:

	Gross			Net

	Oil	Gas	NGLs	Oil	Gas	NGLs
	Mbbls	MMcf	Mbbls	Mbbls	MMcf	Mbbls	0%	10%	15%	20%

Proved Reserves(2) Producing(3)(4)	245	1,036	0	186	899	0	8,501	5,510	4,710	4,127
Non-Producing(3)(5)	0	0	0	0	0	0	0	0	0	0
Undeveloped(6)	0	0	0	0	0	0	0	0	0	0
Total Proved Reserves	245	1,036	0	186	899	0	8,501	5,510	4,710	4,127
Probable Reserves at 50%(7)	23	254	0	18	221	0	1,396	487	332	242
Established Reserves	268	1,290	0	204	1,120	0	9,897	5,997	5,042	4,369

Notes:

(1)	“Gross Reserves” are the total of Luke’s working interests and/or royalty interests share of reserves before deducting royalties owned by others. “Net Reserves” are the total of Luke’s working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

(2)	“Proved Reserves” are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Luke’s reserves in the area.

(3)	“Proved Producing Reserves” are those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Luke’s reserves in the area.

(4)	“Proved Non-producing Reserves” are those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

(5)	“Proved Undeveloped Reserves” are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Appendix D-11
(6)	“Probable Reserves” are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(7)	Natural gas reserves are reported at a base pressure of 14.65 pounds per square inch and a base temperature of 60º F.

(8)	Prices for Edmonton light crude oil are based upon 40º API oil having less than 0.3% sulphur. The wellhead oil prices were adjusted for quality and transportation to reflect the actual price to be received. The natural gas prices were adjusted, where necessary, only for heating values and the differing costs of service applied by various purchasers. The natural gas liquids prices were adjusted to reflect current prices received.

(9)	The escalated price and cost case assumes the continuance of current laws and regulations, and any increase in selling prices also takes inflation into account. The product price forecasts used are as follows:

			Natural Gas Liquids
			at Edmonton			Natural Gas
	WTI	Edmonton
	Cushing	Light Crude			Pentane
Year	Oklahoma	Oil	Propane	Butane	Plus	AECO Spot Price	U.S. Henry Hub.

						($Cdn/	(U.S.$/
	(U.S.$/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	mmbtu)	mmbtu)
2003	25.50	38.50	24.75	27.25	39.50	5.65	4.20
2004	22.00	32.50	19.75	21.50	33.00	5.00	3.80
2005	21.00	30.50	19.50	20.50	31.00	4.70	3.60
2006	21.00	30.50	19.50	20.50	31.00	4.85	3.65
2007	21.25	30.50	19.50	20.50	31.00	4.85	3.70
2008	21.75	31.00	19.75	21.00	31.50	4.85	3.75
2009	22.00	31.50	20.25	21.50	32.00	4.85	3.80
2010	22.25	32.00	20.50	22.00	32.50	4.90	3.90
2011	22.50	32.50	20.75	22.50	33.00	4.95	3.95
2012	23.00	33.00	21.00	23.00	33.50	5.05	4.00
2013	23.25	33.50	21.50	23.50	34.00	5.10	4.05

(10)	The constant price and cost case assumes the continuance of product prices at 2003 and operating costs projected for 2003, and the continuance of current laws and regulations. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The annual revenue to be received from the production of the reserves was based on the following prices:

Oil:	Edmonton Light Crude ($Cdn/bbl)	$38.50
Natural Gas:	AECO -- C Spot ($Cdn/mmbtu)	$5.65
	U.S. Henry Hub ($US/mmbtu)	$4.20
Natural Gas Liquids:	Propane ($Cdn/bbl)	$24.75
	Butane ($Cdn/bbl)	$27.25
	Pentane Plus ($Cdn/bbl)	$39.50

(11)	Capital expenditures required to achieve the future net revenue attributable to Proved Reserves in the escalated price and cost case were estimated to be $0, of which $0 is required in 2003. Capital expenditures required to achieve the future net revenue attributable to Probable Reserves in the escalated price and cost case are estimated to be $0, of which $0 is required in 2003.

(12)	Capital expenditures required to achieve the future net revenue attributable to Proved Reserves in the constant price and cost case are estimated to be $0 of which $0 is required in 2003. Capital expenditures required to achieve the future net revenue attributable to Probable Reserves in the constant price and cost case are estimated to be $0, of which $0 is required in 2003.

(13)	“Estimated Future Net Production Revenue” has been calculated before deduction of income tax. The present worth of estimated Future Net Production Revenue is not to be construed as fair market value.

Appendix D-12

History — Daily Sales Volumes and Netbacks

The following tables set forth certain historical information in respect of production, product prices received and expenditures for the Retained Assets on a quarterly basis for 2001, 2000 and the nine months ended September 30, 2002.

				Nine Months
				Ended
	First	Second Quarter	Third Quarter	September 30
	Quarter 2002	2002	2002	2002

Average Daily Volumes(1)
Crude oil (bbls/d)	93	90	73	85
Solution gas (mcf/d)	41	41	36	39

Total BOE (6:1)	100	97	79	92

Average Net Product Prices Received
Crude oil ($/bbl)	29.95	36.30	39.96	35.07
Solution gas ($/mcf)	2.67	3.49	2.18	2.81

Total ($/BOE) (6:1)	29.00	35.22	37.93	33.78

Average Royalties Paid
Crude oil ($/bbl)	4.04	4.97	5.07	4.67
Solution gas ($/mcf)	0.12	0.11	0.08	0.10

Total ($/BOE) (6:1)	3.83	4.69	4.75	4.40

Average Operating Expenses
Total ($/BOE) (6:1)	3.75	3.45	3.09	3.45

Average Netback Received
Total ($/BOE) (6:1)	21.43	27.08	30.09	25.93

Capital Expenditures ($000)	NIL	NIL	NIL	NIL

Note:

(1)	Before deduction of royalties.

Appendix D-13

	First	Second	Third	Fourth
	Quarter 2001	Quarter 2001	Quarter 2001	Quarter 2001	Year 2001

Average Daily Volumes(1)
Crude oil (bbls/d)	99	76	106	83	91
Solution gas (mcf/d)	65	30	58	47	50

Total BOE (6:1)	110	81	115	91	99

Average Net Product Prices Received
Crude oil ($/bbl)	35.80	35.25	34.55	23.48	32.48
Solution gas ($/mcf)	10.69	5.69	3.62	3.16	6.08

Total ($/BOE) (6:1)	38.59	35.19	33.47	23.08	32.82

Average Royalties Paid
Crude oil ($/bbl)	4.89	5.93	4.15	3.22	4.50
Solution gas ($/mcf)	0.26	0.37	0.14	0.14	0.21

Total ($/BOE) (6:1)	4.58	5.72	3.89	3.02	4.25

Average Operating Expenses
Total ($/BOE) (6:1)	6.60	6.62	6.59	6.60	6.60

Average Netback Received
Total ($/BOE) (6:1)	27.41	22.85	22.99	13.46	21.97

Capital Expenditures ($000)	NIL	NIL	NIL	NIL	NIL

Note:

(1)	Before deduction of royalties.

	First	Second	Third	Fourth
	Quarter 2000	Quarter 2000	Quarter 2000	Quarter 2000	Year 2000

Average Daily Volumes(1)
Crude oil (bbls/d)	102	110	116	100	107
Solution gas (mcf/d)	98	78	87	94	89

Total BOE (6:1)	118	123	131	116	122

Average Net Product Prices Received
Crude oil ($/bbl)	39.25	38.55	42.70	44.13	41.16
Solution gas ($/mcf)	2.90	4.03	5.03	7.49	4.89

Total ($/BOE) (6:1)	36.24	37.01	41.31	44.24	39.72

Average Royalties Paid
Crude oil ($/bbl)	4.43	4.48	4.20	5.84	4.71
Solution gas ($/mcf)	0.02	0.09	0.11	0.23	0.11

Total ($/BOE) (6:1)	3.85	4.08	3.83	5.26	4.24

Average Operating Expenses
Total ($/BOE) (6:1)	6.27	6.28	6.24	6.31	6.28

Average Netback Received
Total ($/BOE) (6:1)	26.13	26.66	31.24	32.67	29.20

Capital Expenditures ($000)	NIL	NIL	NIL	NIL	NIL

Note:

(1)	Before deduction of royalties.

Appendix D-14

Future Commitments

Luke has no hedge commitments.

Land Holdings

     The developed and undeveloped land holdings of Luke after giving effect to the Arrangement will be as set forth in the following table.

	Undeveloped		Developed		Total

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)(3)
	(acres)	(acres)	(acres)	(acres)	(acres)	(acres)

Alberta	11,720	11,720	2,650	1,149	14,370	12,689

Notes:

(1)	“Gross” means the total number of acres in which Luke will have an interest.

(2)	“Net” means the aggregate of the percentage working interests Luke will have in the gross acres.

(3)	Approximately 880 net acres in Alberta will expire, unless continued by drilling operations, prior to September 24, 2003.

Oil and Natural Gas Wells

The following summarizes Luke’s interest after giving effect to the Arrangement in wells which are producing or which Luke considers to be capable of production.

	Producing Wells				Shut-in Wells(3)

	Oil		Gas		Oil			Gas

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Alberta	3	1.5	4	1.9	0	0	0	0

Notes:

(1)	“Gross” refers to all wells in which Luke will have either a working interest or a royalty interest.

(2)	“Net” refers to the aggregate of the percentage working interests Luke will have in the gross wells, before the deduction of royalties.

(3)	“Shut-in Wells” refers to wells which have encountered and are capable of producing crude oil and natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Luke will have an interest are located within a reasonable distance from existing pipelines.

Capital Expenditures

The following table shows capital expenditures by KeyWest on the Retained Assets in the categories and for the periods indicated:

Appendix D-15

	Nine Months
	Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,	December 31,
	2002	2001	2000	1999

	($000)	($000)	($000)	($000)
Land	—	—	—	—
Seismic costs	—	—	—	—
Drilling and completion	—	—	—	105
Facilities and equipment	—	—	—	—
Acquisition/Disposition	—	—	—	—

Total	—	—	—	105

Drilling Activity

The producing wells reflected in the statements for the years ended December 31, 2001, 2000 and 1999 and the nine months ended September 30, 2002 were drilled prior to those periods. There was no other drilling activity relating to the Retained Assets during these periods.

Production History

The following summarizes KeyWest’s historical production from the Retained Assets, before deduction of royalties, during the periods indicated.

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2001		2000		1999

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Oil (bbls/d)	182	91	214	107	232	116
Solution Gas (mcf/d)	100	50	178	89	178	89

Barrels of Oil Equivalent (boe/d)	198	99	244	122	262	131

SELECTED CONSOLIDATED FINANCIAL INFORMATION

General

Included elsewhere herein are audited Statements of Revenues and Operating Expenses relating to the Retained Assets for the three years ended December 31, 2001, 2000 and 1999 together with Pro Forma Financial Statements for Luke after giving effect to the Acquisition of the Retained Assets for the year ended December 31, 2001 and the nine months ended September 30, 2002.

The following should be read in conjunction with the financial statements and the related notes contained elsewhere in this Information Circular.

Luke’s activities relate to oil and gas exploration and development. Luke follows the “full-cost” method of accounting for oil and gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis.

The following tables are a summary of selected financial information for the Retained Assets for the periods indicated. The following information should be read in conjunction with the audited Statement of Revenues and Operating Expenses for the Retained Assets for the three years ended December 31, 2001, 2000 and 1999.

Appendix D-16

		Years Ended December 31,
	Nine Months Ended
	September 30, 2002	2001	2000	1999

		($000)	($000)	($000)
Oil and gas sales	847	1,191	1,768	1,154
Royalties	(110)	(153)	(189)	(120)
Operating costs	(87)	(240)	(279)	(283)

Net operating revenue	650	798	1,300	751

	Nine Months Ended September 30, 2002

	Mar 31,	June 30,	Sept 30,
	2002	2002	2002	Total

	($000)	($000)	($000)	($000)
Oil and gas sales	261	310	276	847
Royalties	(34)	(41)	(35)	(110)
Operating costs	(34)	(30)	(23)	(87)

Net operating revenue(1)	193	239	218	650

	Fiscal 2001 Quarter Ended

	Mar 31, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001	Total

	($000)	($000)	($000)	($000)	($000)
Oil and gas sales	381	261	356	193	1,191
Royalties	(45)	(42)	(41)	(25)	(153)
Operating costs	(65)	(49)	(70)	(56)	(240)

Net operating revenue(1)	271	170	245	112	798

	Fiscal 2000 Quarter Ended

	Mar 31, 2000	June 30, 2000	Sept 30, 2000	Dec 31, 2000	Total

	($000)	($000)	($000)	($000)	($000)
Oil and gas sales	386	414	497	471	1,768
Royalties	(41)	(46)	(46)	(56)	(189)
Operating costs	(67)	(70)	(75)	(67)	(279)

Net operating revenue(1)	278	298	376	348	1,300

Note:

(1)	Net operating revenue is before general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration or site abandonments.

Appendix D-17

Capitalization

The following table outlines the capitalization of Luke as of the dates noted:

		Outstanding as at	Outstanding as at
		January 15, 2003	January 15, 2003
		prior to giving effect	after giving effect
	Authorized	to the Arrangement	to the Arrangement(1)

Bank Loan	Nil	Nil	Nil
Luke Shares	Unlimited	$100	$3,336,000 (2)
		(100 shares)	(6,581,360 shares)

Notes:

(1)	See Schedule A —Pro forma financial statements of Luke.

(2)	The number of Luke Shares outstanding after giving effect to the Arrangement will be approximately 6,581,360 Luke Shares, prior to giving effect to the Initial Private Placement and approximately 8,226,360 Luke Shares after giving effect to the Initial Private Placement.

(3)	Subject in each case to the approval by the Shareholders of KeyWest at the Meeting (whose approval of resolutions relating to Luke shall be deemed to be the approval by Luke shareholders pursuant to the Interim Order), Luke has reserved an additional: i) 1,500,000 Luke Shares for issuance pursuant to the Luke Stock Option Plan, ii) 1,645,000 Luke Shares for issuance pursuant to the Initial Private Placement, and iii) an additional 8,226,360 Luke Shares for issuance pursuant to one or more private placements as described in the Information Circular under “Other Matters to be Brought Before the Meeting — Advance Shareholder Approval of Issuance of Common Shares of Luke”.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Luke Shares. No other shares are presently authorized to be issued.

Luke Shares

Luke is authorized to issue an unlimited number of Luke Shares without nominal or par value. Holders of Luke Shares are entitled to receive notice of, attend at and vote at any meeting of shareholders of Luke on the basis of one vote per share, to receive dividends declared by the board of directors and to share in the remaining property of Luke upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the asset of Luke among its shareholders for the purpose of winding-up its affairs.

Dividend Policy

Luke has not declared or paid any dividends on its Luke Shares since its incorporation. Any decision to pay dividends on the Luke Shares will be made by the board of directors on the basis of Luke’s earnings, financial requirements and other conditions existing at such future time.

Prior Sales

On January 9, 2003, Luke issued one hundred Luke Shares to KeyWest at a price of One Hundred Dollars ($100) to facilitate its organization.

DIRECTORS AND OFFICERS OF LUKE

The name, municipality of residence and principal occupation of each of the proposed directors and senior officers of Luke are as follows:

Appendix D-18

Name and Municipality
of Residence	Position with Luke	Principal Occupation

Directors
Ronald L. Belcher(1)(2) Calgary, Alberta	Director	Partner in Collins Barrow, Chartered Accountants since 1977

David Crevier(1)(3) Montreal, Quebec	Director	Partner in the Montreal law firm of Colby, Monet, Demers, Delage & Crevier; KeyWest Corporate Secretary since February 26, 1998

Alain Lambert(2) Montreal, Quebec	Director	Principal of One and Company (an investors relations firm) since January, 2002; prior thereto President of Triology Integrated Investor Relations Inc. from July 1998; President Tokenhouse Capital & Research Inc. from November 1994 to July 1998

Hugh Mogensen Victoria, British Columbia	Director	Independent Business Executive and Consultant to the natural resources industry since May 1986; prior thereto Chairman of the Board of Inverness Petroleum Ltd.; KeyWest Board Chairman since September, 1999

Lyle D. Shultz(3) Calgary, Alberta	Director	Vice-President and co-founder of MiCasa Rentals Inc., a privately owned oilfield wellsite trailer rental company since 1993

J. Ronald Woods(1)(3) Toronto, Ontario	Director	President, Rowood Capital Corp. since November 2000; prior thereto Vice-President, Jascan Resources Inc. since 1996
Officers
Harold V. Pedersen(2) Calgary, Alberta	Chairman of the Board, Chief Executive Officer and Director	President of KeyWest since February 1998; prior thereto, President of Jordan Petroleum Ltd. from August 1986 to December 1997

Mary C. Blue Calgary, Alberta	President, Chief Operating Officer and Director	Executive Vice-President of KeyWest since February 1998; prior thereto, Sr. Vice-President, Land of Calgary-based Jordan Petroleum Ltd. from March 1993 and a Jordan executive from May 1987

Carrie McLauchlin Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of KeyWest since April 1, 2000; prior thereto, Manager of Accounting of KeyWest from June 1999 and prior thereto, Vice-President, Finance of Revolve Magnetic Bearings Inc.

Appendix D-19

Name and Municipality
of Residence	Position with Luke	Principal Occupation

Chris von Vegesack Calgary, Alberta	Secretary	Partner, Burnet, Duckworth & Palmer LLP, (a law firm)

Notes:
(1)	Member of Audit and Reserves Committee.
(2)	Member of Compensation Committee.
(3)	Member of Corporate Governance Committee.
(4)	Luke does not have an Executive Committee.

All of the directors and officers of Luke have previously served in similar capacities with KeyWest with the exception of Chris von Vegesack, Secretary of Luke. The term of office of all directors will expire at the next annual meeting of Luke, to be held in 2004.

After giving effect to the Plan of Arrangement and prior to giving effect to the Initial Private Placement, the number of Luke Shares beneficially owned, directly or indirectly, by all of the directors and officers of Luke will be approximately 579,337 Luke Shares, being approximately 9.0% of the issued and outstanding Luke Shares.

Each of Harold V. Pedersen, Mary C. Blue and Carrie McLauchlin devotes his or her full time and attention to the business and affairs of Luke. The remaining directors of Luke devote their time and attention to the affairs of Luke only as required. Profiles of Luke’s directors and officers and the particulars of their respective principal occupations during the last five years are set forth below.

HAROLD V. PEDERSEN, B. Comm. P. Land, Chairman and Chief Executive Officer. Mr. Pedersen has been President and Chief Executive Officer of KeyWest since March 1998. Mr. Pedersen was the founder and President of Jordan Petroleum Ltd. from inception in late 1986 until its sale in December 1997. Jordan Petroleum was started with an initial capitalization of $65,000 at $0.10 per share and was sold at $9.80 per share for a total value of $435 million. Production at the time of sale had reached 7,500 barrels of oil per day and 88 million cubic feet per day of gas for a total of 22,200 barrels of oil equivalent per day (6 mcf =1 bbl). Prior to forming Jordan Petroleum Ltd. in 1986, Mr. Pedersen was President of Inverness Petroleum Ltd.

MARY C. BLUE, President and Chief Operating Officer. Ms. Blue has been Executive Vice-President of KeyWest since March 1998. Ms. Blue was a co-founder and Senior Vice-President, Land of Jordan Petroleum Ltd. from 1986 until the company’s sale in December 1997. Ms. Blue was formerly manager of Land and Administration and Corporate Secretary of Inverness Petroleum Ltd. from 1980 to 1986.

CARRIE McLAUCHLIN, C.A., Vice-President, Finance and Chief Financial Officer. Ms. McLauchlin has been Vice-President Finance and Chief Financial Officer of KeyWest since April 1, 2000. She joined KeyWest in June 1999 as Accounting Manager. Ms. McLauchlin received her C.A. designation in 1990 articling with the firm of KPMG LLP and held the position of Senior Audit Manager prior to move into industry in 1997.

PERSONNEL

As at the date of the Information Circular, Luke has no employees. After giving effect to the Plan of Arrangement, Luke expects to have approximately 7 employees at its office in Calgary.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of securities as described under “Principal Shareholders” or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Luke or any of its affiliates, except as disclosed in the Information Circular.

Appendix D-20

PRINCIPAL SHAREHOLDERS

After giving effect to the Plan of Arrangement and prior to giving effect to the Initial Private Placement, to the best of the knowledge of the directors and officers of Luke, no person will own, directly or indirectly, or exercise control or discretion over Luke Shares carrying more than 10% of the votes attached to all of the issued and outstanding Luke Shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Luke has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Luke to its executive officers or directors and none will be paid until after the Plan of Arrangement is completed. Following the completion of the Plan of Arrangement, it is anticipated that the executive officers of Luke will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

Initially, directors will not be paid any annual retainer fees and will not be paid for attendance at board or committee meetings; however, they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Luke Shares pursuant to the Luke Stock Option Plan. See “Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since the formation of Luke was there any indebtedness of any director or officer, or any associate of any such director or officer, to Luke or to any other entity which is, or at any time since the formation of Luke has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Luke.

STOCK OPTION PLAN

Luke has a stock option plan (the “Luke Stock Option Plan”). The purpose of the Luke Stock Option Plan is to afford persons who provide services to Luke, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Luke by permitting them to purchase Luke Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Luke. The Luke Stock Option Plan will authorize Luke board of directors to issue a total of 1,500,000 stock options (“Options”) to purchase Luke Shares subject to approval by KeyWest Shareholders at the Meeting in accordance with the requirements of the Toronto Stock Exchange. The board of directors Luke will not issue stock options which, at any time, will exceed 10% of the issued and outstanding shares of Luke (on an undiluted basis).

Under the Luke Stock Option Plan, Options may be issued to directors, officers, employees of, and consultants to, Luke and its subsidiaries in such numbers as the Board may determine subject to a vesting requirement whereby any Options granted will vest as to one third of such Options in each of the first three years following the granting thereof. The exercise price of Options shall not be less than the “market price” of the Luke Shares. For purposes of the Luke Stock Option Plan, “market price” means the closing price of the Luke Shares on the stock exchange on which the shares are listed and posted for trading at the time of the grant or, if the Luke Shares are not then listed and posted for trading on any stock exchange, the exercise price shall be determined by the Board in its sole discretion. The Board of Luke currently intends the maximum term for Options to be five years.

The Luke Stock Option Plan provides that any Options shall terminate on the expiry of a specified period following the date the optionee ceases to be an employee, director or officer of, or consultant to, Luke. The period between the cessation of employment and the termination of the Option will be determined when the Option is issued and will not exceed 90 days. If such termination is as a result of the death of the optionee, the optionee’s personal representative shall have six months to exercise such Options.

See Appendix H to the Information Circular for a copy of the Luke Stock Option Plan.

Appendix D-21

RISK FACTORS

An investment in Luke should be considered highly speculative due to the nature of Luke’s involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Luke.

Pursuant to the terms of the Purchase and Sale Agreement, Luke will assume all liabilities, including environmental liabilities, relating to the Retained Assets. Although Luke is not aware of any material liabilities relating to the Retained Assets, it is possible that Luke could become aware of certain liabilities after the completion of the Plan of Arrangement which could have a material adverse effect on Luke.

The petroleum industry is competitive in all its phases. Luke competes with numerous other participants in the search for and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Luke’s competitors include entities involved in the exploration for and development of oil and natural gas which have greater financial resources, staff and facilities than those of Luke. Luke’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Luke. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. See “Industry Conditions”. Luke’s oil and natural gas operations may also be subject to compliance with Canadian federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Luke’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Luke’s reserves. Luke might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Luke’s net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings which might be made available to Luke are typically determined in part by the borrowing base of Luke. A sustained material decline in prices from historical average prices could reduce Luke’s borrowing base, therefore reducing any bank credit available to Luke and could require that a portion of any such bank debt be repaid.

Luke intends to use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from Luke’s proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

From time to time Luke may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Luke will not benefit from such increases.

From time to time Luke may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Luke will not benefit from the fluctuating exchange rate.

Appendix D-22

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Luke is not fully insured against all of these risks, nor are all such risks insurable. Although Luke maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Luke could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Luke and may delay exploration and development activities. To the extent Luke is not the operator of its oil and gas properties, Luke will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of certain oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Luke which could result in a reduction of the revenue received by Luke.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Luke. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the Retained Assets have been independently evaluated effective January 1, 2003 by GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Luke. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time Luke may enter into transactions to acquire assets or the shares or securities of other entities. These transactions may be financed partially or wholly with debt, which may increase Luke’s debt levels above industry standards. Depending on future exploration and development plans, Luke may require additional equity and/or debt financing which may not be available or, if available, may not be available on favourable terms.

Certain directors of Luke are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Luke’s success will depend in large measure on certain key personnel including Harold Pedersen, Mary Blue and Carrie McLauchlin. The loss of the services of such key personnel could have a material adverse affect on Luke. Luke does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Luke are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Luke will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Luke.

Appendix D-23

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. Luke’s exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Luke to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity with Luke’s operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Luke.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Luke in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Luke is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing — Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oil, distance to market and the value of refined products. Canadian oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board of Canada prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing — Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Luke depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports from Canada for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to

Appendix D-24

determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per cubic meter decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per cubic meter. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to United States and Canadian state, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial and state authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) which took effect on September 1, 1993. The Environmental Protection and Enhancement Act (Alberta) imposes stricter environmental

Appendix D-25

standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

The United States federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, imposes liability, without regard to fault, on certain classes of persons with respect to the release of a “hazardous substance” into the environment. These persons include the current or prior owner or operator of the disposal site or sites where the release occurred and companies that transported, disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the federal or state government to pursue such claims. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury or property or natural resource damages allegedly caused by the hazardous substances released into the environment. Under CERCLA, certain oil and gas materials and products are, by definition, excluded from the term “hazardous substances”. At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. Similarly, under the federal Resource, Conservation and Recovery Act, or RCRA, which governs the generation, treatment, storage and disposal of “solid wastes” and “hazardous wastes”, certain oil and gas material and wastes are exempt from the definition of “hazardous wastes”. This exemption continues to be subject to judicial interpretation and increasingly stringent state interpretation. During the normal course of operations on properties in which Luke has an interest, exempt and non-exempt wastes, including hazardous regulations are generated or have been generated in the past. The federal Environmental Protection Agency and various state agencies continue to promulgate regulations that limit the disposal and permitting options for certain hazardous and non-hazardous wastes.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into or which will be entered into by Luke pursuant to the Arrangement since its incorporation which can reasonably be regarded as presently material are the following:

1.	the Arrangement Agreement; and

2.	the Purchase and Sale Agreement.

Copies of these agreements, when executed, may be inspected at the head office of Luke at 1200, 520 — 5th Avenue S.W., Calgary, Alberta, T2P 3R7 and at the offices of Burnet, Duckworth & Palmer LLP at Suite 1400, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9 during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

LEGAL MATTERS

Luke has not commenced active operations as at the date of the Information Circular. To the knowledge of the management of Luke, it is not a party to, nor are any of the Retained Assets subject to, any legal proceedings.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Luke by Burnet Duckworth & Palmer LLP. Except as disclosed herein, as of the date hereof, partners and associates of Burnet Duckworth & Palmer LLP hold none of the outstanding Luke Shares.

Appendix D-26

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Luke are KPMG LLP, Chartered Accountants, 1200 Bow Valley Square II, 205 — 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the registrar and transfer agent for the common shares of Luke.

SCHEDULE “A”

PRO FORMA FINANCIAL STATEMENTS

LUKE ENERGY LTD.

SCHEDULE A-2

Compilation Report

To the Directors of
Luke Energy Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro forma balance sheet of Luke Energy Ltd. as at January 9, 2003 and the accompanying unaudited pro forma statement of earnings for the nine-month period ended September 30, 2002 and the year ended December 31, 2001, which have been prepared for inclusion in an information circular dated January 24, 2003. In our opinion, the unaudited pro forma balance sheet as at January 9, 2003 and unaudited pro forma statements of earnings have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
January 20, 2003

SCHEDULE A-3

LUKE ENERGY LTD.

Pro Forma Balance Sheet
As at January 9, 2003
(Unaudited)
(thousands of Dollars)

				Pro Forma
	Luke Energy Ltd.	Adjustments	Note	Luke Energy Ltd.

Assets
Current assets
Cash	$—	$1,333	2	$1,333
Receivables	—	—		—

	—	1,333		1,333
Capital assets	—	3,372	2	3,372

	$—	$4,705		$4,705

Liabilities
Provision for site restoration	$—	$36	2	$36
Shareholders’ Equity
Share capital	—	4,669	2	4,669

	$—	$4,705		$4,705

SCHEDULE A-4

LUKE ENERGY LTD.

Pro Forma Statement of Earnings for the
Nine Month Period Ended September 30, 2002
(Unaudited)
(thousands of Dollars)

						Pro Forma Luke
	Luke Energy Ltd.	Retained Assets	Adjustments	Note		Energy Ltd.

Revenues
Oil and gas production	$—	$847	$—			$847
Royalties	—	(110)	(127)	3	(a)	(237)

	—	737	(127)			610
Expenses
Operating	—	87	—			87
General & administrative	—	—	565	3	(b)	565
Depletion & depreciation	—	—	172	3	(c)	172
Site restoration	—	—	5	3	(c)	5

	—	87	742			829
Earnings before taxes	—	650	(869)			(219)
Future taxes reduction	—	—	(88)	3	(d)	(88)

Earnings (loss)	$—	$650	$(781)			$(131)

Loss per share				3	(e)	($0.02)

SCHEDULE A-5

LUKE ENERGY LTD.

Pro Forma Statement of Earnings for the
Year Ended December 31, 2001
(Unaudited)
(thousands of Dollars)

						Pro Forma Luke
	Luke Energy Ltd.	Retained Assets	Adjustments	Note		Energy Ltd.

Revenues
Oil and gas production	$—	$1,187	$—			$1,187
Royalties	—	(153)	(182)	3	(a)	(335)

	—	1,034	(182)			852
Expenses
Operating	—	240	—			240
General & administrative	—	—	750	3	(b)	750
Depletion & depreciation	—	—	250	3	(c)	250
Site restoration	—	—	6	3	(c)	6

	—	240	1,006			1,246
Earnings before taxes	—	794	(1,188)			(394)
Future taxes reduction	—	—	(160)	3	(d)	(160)

Earnings (loss)	$—	$794	$(670)			$(234)

Loss per share				3	(e)	($0.03)

SCHEDULE A-6

LUKE ENERGY LTD.
 Notes to Pro Forma Financial Statements
As at January 9, 2003 and for the nine-month period ended September 30, 2002 and the year ended
December 31, 2001
(Unaudited)

1.	Basis of presentation:

The accompanying unaudited pro forma financial statements have been prepared by the management of Luke Energy Ltd. (“Luke”) in accordance with accounting principles generally accepted in Canada for inclusion in an information circular dated January 24, 2003 relating to a plan of arrangement (“Arrangement”) between Viking Energy Royalty Trust (“Trust”), Viking Holdings Inc., Viking KeyWest Inc., KeyWest Energy Corporation (“KeyWest”) and Luke.

As part of the Arrangement, KeyWest will transfer its interests in certain petroleum and natural gas properties and related facilities (“Retained Assets”) to Luke in exchange for common shares in Luke. Pursuant to the Arrangement, the common shares of Luke held by KeyWest will be distributed to the shareholders of KeyWest on a one for ten basis. Following the completion of the Arrangement, Luke will be publicly listed on the Toronto Stock Exchange.

The pro forma financial statements have been provided to give a reader an indication of the initial financial position and the operations of Luke with the completion of the Arrangement. In the opinion of management, the pro forma financial statements include all material adjustments necessary for the fair presentation in accordance with generally accepted accounting principles. The pro forma financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

The unaudited pro forma balance sheet as at January 9, 2003 has been prepared from the audited balance sheet of Luke as at that date. The unaudited pro forma statement of earnings for the nine months ended September 30, 2002 has been prepared from the unaudited statement of revenues and operating expenses for the Retained Assets transferred to Luke for the nine months ended September 30, 2002. The unaudited pro forma statement of earnings for the year ended December 31, 2001 has been prepared from the audited statement of revenues and operating expenses for the Retained Assets transferred to Luke for the year ended December 31, 2001.

It is the recommendation of management that the pro forma financial statements should be read in conjunction with the audited and unaudited financial statements of KeyWest, the audited balance sheet of Luke and the audited and unaudited statements of revenue and operating expenses of the Retained Assets to be transferred to Luke included in this document.

2.	Pro forma balance sheet assumptions and adjustments:

The pro forma balance sheet gives effect to the following assumptions and adjustments as if the transactions occurred at the balance sheet date.

The completion of the proposed transactions under the Arrangement will result in the issuance of common shares of Luke as consideration for the transfer of the Retained Assets. As Luke and KeyWest are deemed to be related parties, the net assets acquired by Luke will be recorded at KeyWest’s net book value.

SCHEDULE A-7

Net assets acquired and liabilities assumed:

Petroleum and natural gas rights	$2,360
Equipment and facilities	1,012
Provision for site restoration	(36)

Net assets acquired	$3,336

Consideration paid by issuance of Luke common shares	$3,336

In addition, as part of the Arrangement, Luke may elect to farm-in on certain KeyWest lands and certain Trust lands for a two year term ending December 31, 2004.

The number of common shares of Luke to be issued is expected to be between 6.5 million common shares and 6.6 million common shares. The allocation of the purchase price will be finalized after the Arrangement has been completed. Accordingly, the above allocation is subject to change.

All costs of the transaction are to be paid by either KeyWest or the Trust in accordance with the arrangement agreement.

In addition, Luke has agreed to issue 1.6 million common shares for gross proceeds of approximately $1.3 million. The private placement is subject to regulatory, judicial and shareholder approval.

3.	Pro forma consolidated statements of earnings assumptions and adjustments:

The pro forma statements of earnings for the nine month-period ended September 30, 2002 and the year ended December 31, 2001 have been prepared assuming that the proposed transactions described in note 2 had been completed on January 1, 2001. These pro forma statements give effect to the following assumptions and adjustments:

(a)	Certain Retained Assets were acquired by KeyWest after October 1, 2002 and were previously owned by the freehold royalty owner. Therefore, royalties have been adjusted to reflect the contracted royalty rate Luke would have paid if the properties were owned from January 1, 2001.

(b)	General and administrative expenses have been adjusted to reflect estimated costs to be incurred for Luke to operate independently.

(c)	Depletion and depreciation has been calculated using the unit of production method, based upon the net book value of the properties transferred to Luke, production from the properties to be transferred to Luke for the applicable periods, and reserves of Luke using the January 15, 2003 Reserve Report prepared by an independent engineering firm.

(d)	Future income taxes have been calculated at the enacted rates in effect for each period.

(e)	The loss per share calculations give effect to the issuance of common shares as described in note 2 as if the shares had been issued at the beginning of the respective periods.

SCHEDULE “B”

STATEMENT OF REVENUES AND OPERATING EXPENSES

OF RETAINED ASSETS

TO BE TRANSFERRED TO

LUKE ENERGY LTD.

SCHEDULE B-2

Auditors’ Report

To the Directors of Luke Energy Ltd.

We have audited the statement of revenue and operating expenses of the retained assets to be transferred to Luke Energy Ltd. for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of the company’s management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material aspects, the revenue and operating expenses of the retained assets to be transferred to Luke Energy Ltd. for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
January 20, 2003

SCHEDULE B-3

LUKE ENERGY LTD.
Statement of Revenue and Operating Expenses of the Retained
Assets to be Transferred to Luke Energy Ltd.
(thousands of dollars)

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2002	2001	2001	2000	1999

	(unaudited)		(audited)
Revenue
Petroleum and natural gas	847	997	1,191	1,768	1,154
Royalties	(110)	(129)	(153)	(189)	(120)

	737	868	1,038	1,579	1,034
Operating Expenses	87	184	240	279	283

Excess Of Revenue
Over Operating Expenses	650	684	798	1,300	751

SCHEDULE B-4

LUKE ENERGY LTD.
Notes to the Statement of Revenue and Operating Expenses of the Retained
Assets to be Transferred to Luke Energy Ltd.
Years Ended December 31, 2001, 2000 and 1999
Information for the Nine Months Ended September, 2002 and 2001 is unaudited

1.	BASIS OF PRESENTATION

Pursuant to the Arrangement Agreement dated January 17, 2003 between KeyWest Energy Corporation (“KeyWest”), Viking Energy Royalty Trust (the “Trust”), Viking KeyWest Inc., Viking Holdings Inc. and Luke Energy Ltd. (“Luke”), KeyWest will transfer its interests in certain petroleum and natural gas properties to Luke (“Retained Assets”).

This statement has been derived from financial information provided by KeyWest and relates only to the working interests in the Retained Assets.

This statement includes only those revenue and operating expenses which are directly related to the Retained Assets and does not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment costs as these amounts are based on the consolidated operations of KeyWest of which these properties only form a part.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue

Revenue from the sale of oil, natural gas liquids and natural gas is recorded at the time that the product is produced and sold.

(b)	Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the terms of individual royalty agreements.

(c)	Operating expenses

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the properties.

SCHEDULE “C”

BALANCE SHEET AS AT JANUARY 9, 2003

LUKE ENERGY LTD.

Schedule C-2

Auditors’ Report

To the Directors of
Luke Energy Ltd.

We have audited the balance sheet of Luke Energy Ltd. as at January 9, 2003. This balance sheet is the responsibility of the company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Luke Energy Ltd. as at January 9, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
January 20, 2003

Schedule C-3

LUKE ENERGY LTD.
Balance Sheet
as at January 9, 2003

ASSETS
CURRENT
Cash	$100

SHAREHOLDER’S EQUITY
Share capital (note 2)	$100

Subsequent events (note 3)

See accompanying notes

On behalf of the Board:

(signed) “Harold V. Pedersen”	(signed) “Mary C. Blue”
Director	Director

Schedule C-4

LUKE ENERGY LTD.

Notes to the Balance Sheet as at January 9, 2003

1.	INCORPORATION AND FINANCIAL PRESENTATION

Luke Energy Ltd. (“Luke”) was incorporated pursuant to the Canada Business Corporations Act on January 9, 2003. Luke has not carried on active business since incorporation. The accompanying balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.	SHARE CAPITAL

Authorized

An unlimited number of common voting shares.

An unlimited number of preferred shares.

Issued Common Shares

	Number of
	Shares	Consideration

Issued common shares on incorporation	100	$100

3.	SUBSEQUENT EVENTS

(a)	As part of the arrangement agreement dated January 17, 2003 involving KeyWest Energy Corporation (“KeyWest”), Viking Energy Royalty Trust, Viking Holdings Inc., Viking KeyWest Inc. and Luke, Luke will acquire certain oil and gas assets from KeyWest. Luke will assume all liabilities, including environmental liabilities, relating to the assets it will acquire under the Arrangement Agreement. The arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in late February 2003.

(b)	Luke has agreed to issue 1.6 million common shares for proceeds of approximately $1.3 million. The private placement is subject to regulatory, judicial and shareholder approval and will be completed in February 2003.

(c)	In addition, Luke is seeking regulatory and shareholder approval to establish a stock option plan authorizing the board to issue stock options to purchase 1,500,000 common shares.

APPENDIX E

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF
VIKING ENERGY ROYALTY TRUST AND KEYWEST ENERGY CORPORATION

Appendix E-2

Compilation Report

To the Directors of Viking Holdings Inc. and Viking Energy Acquisitions Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro-forma consolidated balance sheet of Viking Energy Royalty Trust as at September 30, 2002 and the unaudited pro-forma consolidated income statements for the year ended December 31, 2001 and for the nine month period ended September 30, 2002 which have been prepared for inclusion in the Information Circular dated January 24, 2003 relating to the Plan of Arrangement involving KeyWest Energy Corporation, Luke Energy Ltd., Viking Energy Royalty Trust, Viking Holdings Inc., in its capacity as trustee for Viking Holdings Trust and Viking KeyWest Inc. In our opinion, the unaudited pro-forma consolidated financial statements have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Calgary, Alberta January 24, 2003	(signed) “Deloitte & Touche LLP” Chartered Accountants

Appendix E-3

VIKING ENERGY ROYALTY TRUST
PRO-FORMA CONSOLIDATED BALANCE SHEET
At September 30, 2002

(thousands of dollars, unaudited)

	Viking Energy	KeyWest Energy			Pro-forma	Pro-forma
	Royalty Trust	Corporation	Note		Adjustments	Consolidated

Assets
Current assets
Accounts receivable	$19,419	$8,656			$—	$28,075
Prepaid expenses	3,667	—			—	3,667

	23,086	8,656			—	31,742

Capital assets	375,774	121,008	1	(a)	250,303	747,085
Reclamation fund	2,722	—			—	2,722
Other investments	1,014	—			—	1,014
Other assets	—	6,126			—	6,126

Total Assets	$402,596	$135,790			$250,303	$788,689

Liabilities
Current liabilities
Unitholder distributions payable	$5,452	$—			$—	$5,452
Accounts payable	19,028	17,064			—	36,092

	24,480	17,064			—	41,544

Bank loan	89,201	29,626	1	(a)	11,682	160,077
			1	(a)	(27,850)
			1	(a)	74,018
			1	(a)	54,900
			1	(b)	(71,500)
Future income taxes	38,966	18,376	1	(a)	31,817	89,159
Provision for site restoration	3,035	1,835			—	4,870

Total Liabilities	155,682	66,901			73,067	295,650

Unitholders’ Equity
Unitholders’ capital	423,449	46,785	1	(a)	174,625	669,574
			1	(a)	27,850
			1	(a)	(74,635)
			1	(b)	71,500
Accumulated earnings	45,682	22,104	1	(a)	(10,422)	45,682
			1	(a)	(11,682)
Accumulated Unitholder distributions	(222,217)	—			—	(222,217)

Total Unitholders’ Equity	246,914	68,889			177,236	493,039

Total Liabilities and Unitholders’ Equity	$402,596	$135,790			$250,303	$788,689

Appendix E-4

VIKING ENERGY ROYALTY TRUST
PRO-FORMA CONSOLIDATED INCOME STATEMENT
For the nine months ended September 30, 2002

(thousands of dollars, unaudited)

	Viking Energy	KeyWest Energy			Pro-forma	Pro-forma
	Royalty Trust	Corporation	Note		Adjustments	Consolidated

REVENUE
Oil and natural gas	$98,264	$47,206	1	(a)	$19,845	$165,315
Royalties	12,714	10,880	1	(a)	5,557	29,151

	85,550	36,326			14,288	136,164

OPERATING EXPENSES	26,718	7,793	1	(a)	3,922	38,433

NET OPERATING INCOME	58,832	28,533			10,366	97,731

OTHER EXPENSES
General and administrative	3,275	2,851			—	6,126
Management fee	2,121	—	2	(ii)	—	2,121
Interest	2,585	745	2	(iii)	1,349	4,679
Capital and other taxes	545	300	2	(iv)	—	845
Future income taxes	(3,629)	4,750	2	(iv)	(4,340)	(3,219)
Depletion, depreciation and amortization	34,394	12,003	2	(v)	21,594	67,991

	39,291	20,649			18,603	78,543

NET INCOME	$19,541	$7,884			$(8,237)	$19,188

Net income per Trust Unit (Note 2(vi))
Basic	$0.37					$0.17

Diluted	$0.36					$0.17

Appendix E-5

VIKING ENERGY ROYALTY TRUST
PRO-FORMA CONSOLIDATED INCOME STATEMENT
For the Year ended December 31, 2001

(thousands of dollars, unaudited)

						Pro-forma
						Consolidated Viking
	Viking Energy	BXL			Pro-forma	Energy Royalty	KeyWest Energy			Pro-forma	Pro-forma
	Royalty Trust (1)	Energy Ltd.(2)	Note		Adjustments	Trust	Corporation	Note		Adjustments	Consolidated

REVENUE
Oil and natural gas	$137,305	$18,772			$—	$156,077	$45,197	1	(a)	28,083	$229,357
Royalties	20,771	4,969			—	25,740	8,560	1	(a)	7,864	42,164

	116,534	13,803			—	130,337	36,637			20,219	187,193

OPERATING EXPENSES	35,417	1,813			—	37,230	7,532	1	(a)	5,667	50,429

NET OPERATING INCOME	81,117	11,990			—	93,107	29,105			14,552	136,764

OTHER EXPENSES
General and administrative	3,998	1,842			—	5,840	2,678			—	8,518
Management fee	3,009	—	2	(ii)	—	3,009	—	2	(ii)	—	3,009
Interest	6,407	452	2	(iii)	669	7,528	942	2	(iii)	2,500	10,970
Capital and other taxes	70	(63)	2	(iv)	63	70	400	2	(iv)	—	470
Future income taxes	(2,452)	3,532	2	(iv)	(5,394)	(4,314)	4,953	2	(iv)	(5,158)	(4,519)
Depletion, depreciation and amortization	40,329	3,310	2	(v)	6,752	50,391	11,116	2	(v)	23,135	84,642

	51,361	9,073			2,090	62,524	20,089			20,477	103,090

NET INCOME	$29,756	$2,917			$(2,090)	$30,583	$9,016			$(5,925)	$33,674

Net income per Trust Unit (Note 2(vi))
Basic	$0.75					$0.71					$0.38

Diluted	$0.74					$0.71					$0.38

Notes:

(1)	The Trust’s results incorporate BXL’s net income from the acquisition date of June 22, 2001.

(2)	BXL’s results are for the period ended June 21, 2001 and include all final adjustments.

Appendix E-6

VIKING ENERGY ROYALTY TRUST
NOTES TO PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENTS
For the year ended December 31, 2001
and
For the nine months ended September 30, 2002
(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated balance sheet and income statements (the “pro-forma consolidated statements”) of Viking Energy Royalty Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.

The pro-forma consolidated statements are not necessarily indicative of the results of operations that would have occurred for the periods presented had the acquisitions of BXL Energy Ltd. (“BXL”) and KeyWest Energy Corporation (“KeyWest”) been effective January 1, 2001 and the acquisition of KeyWest been effective January 1, 2002 for the pro-forma consolidated income statements for the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively. Furthermore, the September 30, 2002 pro-forma consolidated balance sheet is not necessarily indicative of the consolidated balance sheet that would exist had the acquisition of KeyWest occurred as at September 30, 2002. In addition, the pro-forma consolidated statements are not necessarily indicative of the operations of future years. In preparing the pro-forma consolidated statements no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of the Trust, BXL, and KeyWest.

December 31, 2001

The unaudited pro-forma consolidated income statement of the Trust for the year ended December 31, 2001 has been prepared from the audited consolidated financial statements of the Trust for the year ended December 31, 2001, including the notes thereto, from the unaudited income statement of BXL for the period ended June 21, 2001 and from the audited consolidated financial statements of KeyWest for the year ended December 31, 2001. The pro-forma consolidated income statement should be read in conjunction with the audited consolidated financial statements and notes thereto of the Trust and KeyWest for the year ended December 31, 2001.

September 30, 2002

The unaudited pro-forma consolidated income statement of the Trust for the nine months ended September 30, 2002 has been prepared from the unaudited consolidated financial statements of the Trust for the nine months ended September 30, 2002 and the unaudited consolidated financial statements of KeyWest for the nine months ended September 30, 2002 and notes thereto, and should be read in conjunction with such financial statements.

The pro-forma consolidated balance sheet has been prepared as if the acquisition of KeyWest and the issuance of $75,000,000 of 10.5% Extendible Convertible Unsecured Subordinated Debentures (the “Debentures”) had been completed at September 30, 2002.

(a)	PROPOSED ACQUISITION OF KEYWEST ENERGY CORPORATION

On December 18, 2002, the Trust entered into an agreement to acquire all of the fully diluted shares of KeyWest Energy Corporation for $3.65 per share on the basis of:

3.	0.5214 of a Trust Unit of the Trust (a “Trust Unit”) for each KeyWest share to a maximum of 28,000,000 Trust Units; or

4.	At the election of a KeyWest shareholder, $3.65 per KeyWest share in cash to a maximum aggregate cash amount of $66,000,000.

In the event that all of the KeyWest Shareholders elect cash, the consideration payable for each KeyWest share will be comprised of approximately $1.00 cash and 0.3786 of one Trust Unit. These pro-forma consolidated statements

Appendix E-7

have been prepared under the assumption that all KeyWest shareholders will elect the full cash consideration, which would be funded through the issuance of the Debentures.

The purchase equation for the acquisition of KeyWest has been prepared assuming the issuance of 24,948,367 Trust Units and the payment of $66,000,000 in cash for 100% of the fully diluted KeyWest common shares at December 18, 2002. The net assets acquired and consideration paid are summarized as follows:

($ 000's)

Fair value of Trust Units issued	174,625
Cash consideration paid	65,896
Related costs	8,122

Acquisition cost	248,643

Purchase allocation:	($ 000's)

Net working capital	(8,408)
Debt acquired(1)(2)	(68,358)
Future site restoration	(1,835)
Future income taxes	(50,193)
Capital assets(2)	377,437

Total acquisition cost	248,643

The purchase price is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair value of the assets and liabilities acquired.

Note (1):	All options outstanding will be retired by KeyWest prior to the closing of the acquisition. There were 5,079,168 options outstanding at an average price of $1.35. Therefore, the debt assumed within KeyWest will be $11.682 million higher which has been adjusted for in the pro-forma consolidated balance sheet debt and retained earnings. KeyWest also issued 10,909,090 special warrants for net proceeds of $27.85 million after September 30, 2002, all of which had been converted to KeyWest shares as of December 17, 2002. Since this event impacts the total purchase price, the pro-forma consolidated debt and equity for KeyWest have been adjusted to reflect this transaction as if it had occurred at September 30, 2002.

Note (2):	On September 25, 2002, KeyWest entered into an agreement with an arm’s length third party to purchase certain petroleum and natural gas assets located in Southern Alberta (“Bashaw Acquisition”). The purchase price for the Bashaw Acquisition was $61,000,000 including closing adjustments, financed with borrowings under KeyWest’s credit facility. The deposit paid on September 25, 2002 of $6,100,000 was included in other assets on the balance sheet. The purchase closed on October 1, 2002. Since the Trust’s purchase price incorporates the Bashaw Acquisition, an adjustment has been made for this as well as the additional $54,900,000 in debt required for the Bashaw Acquisition and the related net operating income after giving effect to contracted royalty rates in the purchase and sale agreement.

As a result of the plan of arrangement KeyWest shareholders will receive one share of a newly incorporated company (“Newco”) for every 10 KeyWest shares. The total value of the properties distributed from KeyWest to Newco will reduce capital assets acquired but increase the amount of the excess purchase price allocated to capital assets.

(b)	CONVERTIBLE DEBENTURES

The cash portion of the acquisition including the acquisition costs of KeyWest will be funded entirely through the issuance of the Debentures for net proceeds of $71,500,000. The Debentures are convertible at any time, at the

Appendix E-8

option of the holder, at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest with an initial maturity date of April 30, 2003.

Upon closing of the proposed acquisition of KeyWest before 5:00 p.m. (Calgary time) on April 30, 2003, the maturity date of the Debentures will be automatically extended from the initial maturity date to January 31, 2008. The Debentures and related interest obligation have been classified as equity on the pro-forma consolidated balance sheet because the Trust may elect to satisfy the Debenture interest and principal obligations by the issuance of Trust Units. The principal amount of the Debentures will be classified as a component of equity and the future interest payments will be a charge to Unitholders’ equity.

(c)	ACQUISITION OF BXL ENERGY LTD.

On June 22, 2001, the Trust acquired all of the fully diluted shares of BXL. Upon completion of the compulsory acquisition the Trust issued 7,224,964 Trust Units and paid $15,253,239 in cash for a total purchase price before acquisition costs of $80,277,915.

For the completion of the December 31, 2001 pro-forma consolidated income statement, the cash consideration was assumed to be funded through additional debt on the Trust’s line of credit in the amount of $20,385,000. The specific impacts of the BXL acquisition on the pro-forma consolidated income statement are detailed further in Note 2.

2.	SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

(i)	CONSOLIDATING ENTRIES

These entries eliminate the equity accounts of KeyWest upon consolidation.

(ii)	RELATED PARTY TRANSACTIONS

Viking Management Ltd. (the “Manager”), the manager of the Trust, pursuant to an amended and restated management agreement dated May 15, 2001, provided management, advisory and administrative services to the Trust and all of its subsidiaries. This management fee was calculated as a percentage of the net operating income of the Trust, adjusted for general and administrative costs.

On December 3, 2002, the Trust’s Unitholders voted in favour of internalizing management through the acquisition of all of the shares of the Manager for a total cost of $8,500,000. As a result of the approval of this transaction, all acquisition fees payable to the Manager have been eliminated effective immediately and management fees continue to be charged until the closing date of January 2, 2003. In consideration of this transaction, no acquisition fee and no management fee have been provided for in determining the related fees and costs of the proposed KeyWest acquisition. The effect of the acquisition of the Manager has not been reflected in the pro-forma consolidated statements.

(iii)	INTEREST EXPENSE

December 31, 2001

The Trust incurred additional debt in the amount of $20,385,000 to acquire BXL. The Trust’s existing bank loan bears interest based on the bank’s prime rate plus 25 basis points. Using a daily average prime rate of 6.71% for the first six months of 2001, it is estimated that the additional debt servicing costs related to the acquisition of BXL would increase by $669,000 for the year ended December 31, 2001. The Trust would increase its debt by $41,250,000 as a result of the acquisition of KeyWest and the issuance of the Debentures. Using a daily average prime rate of 5.81% for 2001, it is estimated that the debt servicing cost for the year ended December 31, 2001 would increase by $2,500,000.

Appendix E-9

September 30, 2002

The Trust would increase its debt in the amount of $41,250,000 as a result of the acquisition of KeyWest. The Trust’s existing bank loan bears interest based on the bank’s prime rate plus 25 basis points. Using a daily average prime rate of 4.11% for the nine months ended September 30, 2002, it is estimated that the debt servicing cost for the nine months would increase by $1,349,000.

(iv)	INCOME TAXES

The Trust is a taxable trust under the Income Tax Act (Canada). For the year ended December 31, 2001 and the nine months ended September 30, 2002, the Trust allocated all of its income to its Unitholders. Accordingly, no provision has been made for payment of cash income taxes in the Trust’s consolidated financial statements as income taxes are the responsibility of the individual Unitholders. Due to pro-forma consolidated depletion amounts the difference between pro-forma consolidated capital assets balances for tax and accounting purposes is assumed to decline resulting in a reduction of the future income tax liability and a credit to income in the amount of $10,552,000 for the year ended December 31, 2001 and $4,340,000 for the nine months ended September 30, 2002.

(v)	DEPRECIATION, DEPLETION & AMORTIZATION EXPENSE

Depletion is determined by calculating the consolidated corporate rates that would have applied to the pro-forma consolidated capital assets at December 31, 2001 and September 30, 2002. These rates were applied to the production of the combined companies for the year ended December 31, 2001 and the nine months ended September 30, 2002.

(vi)	NET INCOME PER UNIT

December 31, 2001

Net income per unit amounts for the year ended December 31, 2001 are calculated using the weighted average number of Trust Units outstanding for the year had both BXL and KeyWest been acquired January 1, 2001. The weighted average number of Trust Units after giving effect to the acquisition of BXL was 42,904,886 while the diluted number of Trust Units was 43,095,119. The weighted average of the Trust Units after giving effect to the offer to purchase KeyWest and the issuance of the Debentures was 67,853,253 while the diluted number of Trust Units was 78,388,313. Diluted income per unit is calculated using the treasury stock method.

September 30, 2002

Net income per unit amounts for the nine months ended September 30, 2002 are calculated using the weighted average number of Trust Units outstanding for the period had KeyWest been acquired January 1, 2002. The weighted average number of Trust Units after giving effect to the offer to purchase KeyWest and the issuance of the Debentures was 78,471,537 and the diluted number of Trust Units was 88,971,375. Diluted income per unit is calculated using the treasury stock method.

Appendix E-10

SCHEDULE B
HISTORICAL FINANCIAL STATEMENTS OF KEYWEST ENERGY CORPORATION

Consolidated Balance Sheets

	September 30	December 31
	2002	2001

	(unaudited)	(audited)
ASSETS
Current assets:
Receivables	$8,656,449	$5,348,233
Capital assets	121,008,395	99,638,139
Other (note 3)	6,126,007	—

	$135,790,851	$104,986,372

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$17,064,220	$8,131,594
Long-term debt	29,626,036	30,907,821
Provision for site restoration	1,835,158	990,158
Future taxes	18,375,919	13,962,144
Shareholders’ equity:
Share capital (note 1)	46,785,149	35,788,333
Retained earnings	22,104,369	15,206,322

	68,889,518	50,994,655

	$135,790,851	$104,986,372

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director “Harold V. Pedersen”	Director “Mary C. Blue”

Appendix E-11

Consolidated Statements of Operations & Retained Earnings

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Oil and gas production	$18,595,238	$11,697,057	$47,206,219	$37,828,431
Royalties	(4,201,648)	(2,160,275)	(10,880,460)	(7,754,997)

	14,393,590	9,536,782	36,325,759	30,073,434
Expenses:
Operating	2,714,153	2,044,554	7,792,827	5,139,334
General and administrative	991,785	719,720	2,851,034	2,031,827
Interest	261,047	345,118	745,113	650,887
Depletion and depreciation	4,074,500	2,900,600	11,158,180	7,584,450
Site restoration	310,000	160,000	845,000	467,900

	8,351,485	6,169,992	23,392,154	15,874,398
Earnings before taxes	6,042,105	3,366,790	12,933,605	14,199,036
Taxes:
Current	100,000	120,000	300,000	360,000
Future	2,275,000	1,257,000	4,750,000	5,403,000

	2,375,000	1,377,000	5,050,000	5,763,000
Earnings	3,667,105	1,989,790	7,883,605	8,436,036
Retained earnings, beginning of period	18,825,742	13,219,030	15,206,322	7,826,703
Share repurchases	(388,478)	(469,643)	(985,558)	(1,523,562)

Retained earnings, end of period	$22,104,369	$14,739,177	$22,104,369	$14,739,177

Weighted average number of common shares outstanding	55,252,807	47,309,904	52,620,749	47,571,119
Earnings per share - basic	$0.07	$0.04	$0.15	$0.18
- diluted	$0.06	$0.04	$0.14	$0.17

See accompanying notes to consolidated financial statements.

Appendix E-12

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in):
Operating:
Earnings	$3,667,105	$1,989,790	$7,883,605	$8,436,036
Items not affecting cash:
Depletion and depreciation	4,074,500	2,900,600	11,158,180	7,584,450
Site restoration	310,000	160,000	845,000	467,900
Future taxes	2,275,000	1,257,000	4,750,000	5,403,000

Cash flow from operations	10,326,605	6,307,390	24,636,785	21,891,386
Change in non-cash working capital	(54,364)	(160,139)	998,722	(1,589,118)

	10,272,241	6,147,251	25,635,507	20,302,268
Financing:
Common shares issued	257,311	342,144	11,222,601	474,517
Increase (decrease) in long-term debt	8,911,680	4,941,756	(1,281,785)	25,331,696
Shares acquired and cancelled	(610,668)	(767,497)	(1,547,568)	(2,559,958)

	8,558,323	4,516,403	8,393,248	23,246,255
Investing:
Oil and gas property acquisitions, net	(209,963)	(3,985,307)	4,108,181	(15,446,297)
Expenditures on capital assets	(17,130,944)	(9,810,581)	(36,636,617)	(27,213,677)
Deposit on oil and gas property acquisition	(6,126,007)	—	(6,126,007)	—
Site restoration expenditures	—	1,143	—	(117,057)
Change in non-cash working capital	4,636,350	3,498,089	4,625,688	99,693

	(18,830,564)	(10,296,656)	(34,028,755)	(42,677,338)

Increase in cash	—	366,998	—	871,185
Cash position, beginning of period	—	(366,998)	—	(871,185)

Cash position, end of period	$—	$—	$—	$—

Cash flow from operations per share - basic	$0.19	$0.13	$0.47	$0.46
- diluted	$0.18	$0.13	$0.45	$0.44

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to consolidated financial statements.

Appendix E-13

SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2002
(unaudited)

The interim consolidated financial statements of KeyWest Energy Corporation (“KeyWest” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2001.

1.	Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

	Number of	Assigned
Common shares issued and outstanding:	shares	value

Balance, December 31, 2001	49,364,381	$35,788,333
Private placement of shares	5,853,659	12,000,001
Exercise of stock options	810,166	656,248
Shares acquired and cancelled	(700,922)	(562,010)
Share issue costs, net of future taxes		(497,423)
Share purchase loans		(600,000)

Balance, September 30, 2002	55,327,284	$46,785,149

On May 2, 2002 the Company issued, by way of private placement, 5,853,659 common shares at $2.05 per share for gross proceeds of $12,000,001. The Company has received promissory notes for loans totalling $600,000 which enabled three Company vice-presidents to collectively purchase 292,683 common shares under the private placement. The loans bear interest at bank prime rate and are repayable in three annual instalments commencing May 1, 2006. The loans are subject to approval at the next scheduled shareholders meeting.

The Company has an employee stock option plan under which both employees and directors are eligible to receive option grants. At September 30, 2002, a total of 4,969,168 options with exercise prices between $0.65 and $2.75 were outstanding and exercisable at various dates to 2007.

		Weighted -
	Number	average
	of	exercise
	Options	price

Stock options outstanding at December 31, 2001	4,251,334	$0.98
Granted	1,735,000	2.33
Exercised	(810,166)	0.81
Cancelled	(207,000)	1.70

Stock options outstanding at September 30, 2002	4,969,168	$1.32

Exercisable at September 30, 2002	2,410,833	$0.88

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings and net earnings per share would approximate the following pro-forma amounts:

Appendix E-14

	Three months	Nine months
	ended	ended
($ thousands, except per share amounts)	Sept. 30, 2002	Sept. 30, 2002

Earnings - as reported	3,667	7,884
Earnings - pro forma	3,186	6,732

Basic earnings per share - as reported	$0.07	$0.15
Diluted earnings per share - as reported	$0.06	$0.14
Basic earnings per share - pro forma	$0.06	$0.13
Diluted earnings per share - pro forma	$0.05	$0.12

The pro forma amounts shown include the compensation costs associated with stock options granted subsequent to January 1, 2002. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 50%.

2.	Financial instruments:

In 2002, oil and gas production revenue has been reduced by $1.7 million (2001 - increase of $1.5 million) due to commodity hedging activities. At September 30, 2002 the Company had the following open financial hedging positions:

		% of Current
	Volume	Production*	Collar Floor	Collar Ceiling

Gas (Cdn $)	mcf/d		($/mcf)	($/mcf)

Quarter 4 – 2002 (Nov. & Dec. only)	1,000	10%	4.22	5.77
Quarter 1 – 2003	1,000	10%	4.22	5.77

Oil (US$)	(bopd)		($/bbl)	($/bbl)

Quarter 4 - 2002	4,000	59%	25.22	27.28
Quarter 1 - 2003	2,000	29%	25.00	28.38
Quarter 2 - 2003	2,000	29%	25.00	28.38
Quarter 3 - 2003	2,000	29%	25.00	28.38

*     Based on October 2002 production of approximately 8,500 boe per day comprising 6,800 bopd and 10.2 mmcf/d of gas.

At September 30, 2002, had the contracts been settled on that date, a loss of $1.3 million would have been realized.

3.	Subsequent events:

On September 25, 2002 the Company entered into an agreement with an arm’s length third party to purchase certain petroleum and natural gas assets located in Southern Alberta, specifically in the Bashaw area (the “Bashaw Acquisition”). The purchase price for the Bashaw Acquisition was $61 million including closing adjustments, financed with borrowings under the Company’s $95 million credit facility. The deposit paid on September 25, 2002 of $6.1 million is included in other assets on the balance sheet. The purchase closed on October 1, 2002.

On October 2, 2002 the Company entered into an agreement for a private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant for net proceeds of $27.85 million. Each Special Warrant will entitle the holder to acquire one common share without payment of any additional consideration, subject to adjustment in certain events. The first closing of 6,165,480 Special Warrants was completed on October 4, 2002. The remaining 4,743,610 Special Warrants were issued on November 4, 2002.

Appendix E-15

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December, 31, 2001 in accordance with Canadian generally accepted accounting principles.

(Signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 6, 2002 except as to note 11, which is as of December 20, 2002

Appendix E-16

Consolidated Balance Sheets

As at December 31	2001	2000

Assets
Current assets:
Receivables	$5,348,233	$6,530,403
Capital assets (note 3)	99,638,139	54,071,629

	$104,986,372	$60,602,032

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$—	$871,185
Accounts payable and accrued liabilities	8,131,594	10,410,715

	8,131,594	11,281,900
Long-term debt (note 4)	30,907,821	—
Provision for site restoration	990,158	443,488
Future taxes (note 7)	13,962,144	7,244,644
Shareholders’ equity
Share capital (note 5)	35,788,333	33,805,297
Retained earnings	15,206,322	7,826,703

Subsequent events (note 11)	50,994,655	41,632,000

	$104,986,372	$60,602,032

See accompanying notes to financial statements.

On behalf of the Board:

Director “Harold V. Pedersen”	Director “Mary C. Blue”

Appendix E-17

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31	2001	2000	1999

Operations:
Revenue:
Oil and gas production	$45,197,227	$30,641,470	$6,783,141
Royalties	(8,560,388)	(7,051,028)	(1,457,333)
Interest and other	—	152,698	975,470

	36,636,839	23,743,140	6,301,278
Expenses:
Operating	7,531,762	3,876,387	1,428,456
General and administrative	2,677,601	2,013,630	1,108,478
Interest	941,983	25,202	—
Depletion and depreciation	10,457,795	5,736,749	1,755,284
Site restoration	657,899	317,801	51,000

	22,267,040	11,969,769	4,343,218
Earnings before taxes	14,369,799	11,773,371	1,958,060
Taxes (note 7):
Current	400,000	196,938	60,000
Future	4,953,000	4,619,178	—

	5,353,000	4,816,116	60,000
Earnings	9,016,799	6,957,255	1,898,060
Retained earnings (deficit):
Retained earnings (deficit), beginning of year	7,826,703	1,540,569	(258,693)
Share repurchases (note 5)	(1,637,180)	(671,121)	(98,798)

Retained earnings, end of year	$15,206,322	$7,826,703	$1,540,569

Weighted average number of common shares outstanding	47,628,384	47,423,114	37,781,672
Earnings per share — basic	$0.19	$0.15	$0.05
— diluted	$0.18	$0.14	$0.05

See accompanying notes to financial statements.

Appendix E-18

Consolidated Statement of Cash Flows

Years ended December 31	2001	2000	1999

Cash provided by (used in):
Operating:
Earnings for the year	$9,016,799	$6,957,255	$1,898,060
Items not affecting cash:
Depletion and depreciation	10,457,796	5,736,749	1,755,284
Site restoration	657,899	317,801	51,000
Future taxes	4,953,000	4,619,178	—
Gain on sale of marketable securities	—	—	(12,078)

Cash flow from operations	25,085,494	17,630,983	3,692,266
Change in non-cash working capital (note 8)	102,288	(2,451,265)	(1,128,236)

	25,187,782	15,179,718	2,564,030
Financing:
Common shares issued, net of share issue costs (note 5)	4,865,622	138,587	8,582,008
Increase in long-term debt	30,907,821	—	—
Shares acquired and cancelled (note 5)	(2,755,266)	(1,629,659)	(405,286)
Cash acquired in acquisitions (note 2)	—	—	4,102,886

	33,018,177	(1,491,072)	12,279,608
Investing:
Oil and gas property acquisitions	(19,980,604)	—	(19,209,767)
Corporate acquisition (note 2)	—	(1,870,753)	—
Expenditures on capital assets	(36,043,702)	(26,451,477)	(8,689,192)
Site restoration expenditures	(111,229)	—	—
Change in non-cash working capital	(1,199,239)	3,039,621	3,443,377
Proceeds on sale of marketable securities	—	—	60,000

	(57,334,774)	(25,282,609)	(24,395,582)

Increase (decrease) in cash	871,185	(11,593,963)	(9,551,944)
Cash position, beginning of year	(871,185)	10,722,778	20,274,722

Cash position, end of year	$—	$(871,185)	$10,722,778

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

Appendix E-19

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999

KeyWest Energy Corporation (“KeyWest” or the “Company”) is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary since September 1, 2001, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 10.

1.	Significant accounting policies:

(a)	Joint interest operations:

A portion of the Company’s exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(b)	Petroleum and natural gas operations:

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

Appendix E-20

(c)	Future site restoration costs:

Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(d)	Office furniture and equipment:

Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e)	Stock based compensation plans:

Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital. The Company does not recognize compensation expense on the issuance of employee stock options because the exercise price equals the market price on the day of the grant. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

(f)	Income taxes:

Effective January 1, 2000, the Company adopted the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to January 1, 2000, income taxes were accounted for by the deferral method of income tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the rate in effect in the year the difference originated.

(g)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items which are deferred and amortized over their remaining term.

(h)	Per share amounts:

Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(i)	Financial instruments:

The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its petroleum and natural gas production. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold.

Appendix E-21

(j)	Use of estimates:

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(k)	Comparative figures:

Certain prior period figures have been reclassified to conform with the current financial statement presentation.

(2)	Acquisition:

On September 1, 2000, the Company issued 1,818,186 common shares with a fair value of $1,854,550 (based on an average trading share price of the common shares prior to the acquisition) and cash consideration of $1,870,753 in exchange for all the issued and outstanding shares of Viewpoint Resources Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Viewpoint included from September 1, 2000.

Net assets acquired:
Working capital deficiency	$(171,212)
Capital assets	6,788,861
Provision for future site restoration	(48,087)
Future taxes	(2,694,259)

$3,875,303

Consideration paid:
1,818,186 common shares	$1,854,550
Cash	1,870,753
Acquisition costs	150,000

$3,875,303

Effective June 1, 1999, the Company issued 7,063,512 common shares with a fair value of $5,156,000 (based on an average trading share price of the common shares prior to the acquisition) in exchange for all the issued and outstanding shares of Sequoia Exploration and Development Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Sequoia included from the effective date. The net assets acquired were: cash ($4,102,886), oil and gas properties ($1,349,622), future site restoration liability ($26,600) and assumed liabilities, including deal costs ($269,908).

(3)	Capital assets:

	2001		2000

		Accumulated		Accumulated
		depletion and		depletion and
	Cost	depreciation	Cost	depreciation

Petroleum and natural gas properties, including well equipment	$114,883,202	$17,349,863	$58,922,492	$7,134,871
Gas plants and related facilities	2,339,233	415,949	2,339,233	260,000
Office furniture and equipment	366,025	184,509	302,430	97,655

	$117,588,460	$17,950,321	$61,564,155	$7,492,526

Net book value		$99,638,139		$54,071,629

At December 31, 2001, petroleum and natural gas properties included $5.1 million (2000 – $1.3 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future

Appendix E-22

development costs of proven undeveloped reserves of $8.4 million (2000 - $5.2 million) are included in depletion and depreciation calculations.

Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $7.9 million at December 31, 2001 (2000 — $4.2 million).

(4)	Long-term debt:

The Company has a $60 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2002 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers’ acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three year term loan, repayable in twelve equal quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

The facility is secured by a $75 million first floating charge demand debenture over all of the Company’s assets.

(5)	Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:	Number of Shares	Assigned value

Balance, December 31, 1998	31,851,463	$20,231,178
Shares issued on acquisition (note 2)	7,063,512	5,156,000
Exercise of warrants (d)	1,600,250	1,616,253
Exercise of stock options (e)	40,000	26,000
Shares acquired and cancelled (b)	(471,800)	(306,489)
Shares issued on exercise of special warrants (c)	4,950,500	5,000,005
Private placement of flow-through shares (a)	2,380,954	2,500,002
Share issue costs	—	(560,251)

Balance, December 31, 1999	47,414,879	33,662,698
Shares issued on acquisition (note 2)	1,818,186	1,854,550
Shares acquired and cancelled (b)	(1,347,500)	(958,538)
Exercise of warrants (c)	199,010	201,001
Exercise of stock options (e)	76,000	53,450
Future tax effect on flow-through shares	—	(892,000)
Share issue costs, net of future tax	—	(115,864)

Balance, December 31, 2000	48,160,575	33,805,297
Private placement of flow-through shares, net of future tax (a)	2,250,000	2,665,000
Shares acquired and cancelled (b)	(1,579,900)	(1,118,086)
Exercise of warrants (c)	296,040	325,644
Exercise of stock options (e)	237,666	211,663
Share issue costs, net of future tax	—	(101,185)

Balance, December 31, 2001	49,364,381	$35,788,333

Warrants and options outstanding:	2001	2000

Share Purchase Options	4,251,334	4,184,000
Underwriters’ Warrants (c)	—	296,040

Appendix E-23

(a)	In November 1999, the Company issued 2,380,954 common shares at $1.05 per share for proceeds of $2,500,002. Under the terms of the private placement, $2,000,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2000.

In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 is required to be expended on qualifying exploration drilling and seismic prior to December 31, 2002.

(b)	The Company has established a normal course issuer bid that will enable the Company to repurchase up to 4,139,626 of its issued and outstanding common shares on the open market through the facilities of the Toronto Stock Exchange. Shares acquired under the bid will be cancelled and the bid will terminate on October 22, 2002. Under previous normal course issuer bids, the Company repurchased and cancelled 1,579,000 (2000 — 1,347,500; 1999 — 471,800) common shares at a cost of $2,755,266 (2000 — $1,629,659; 1999 — $405,549) during the year ended December 31, 2001. The excess of the cost of the shares over their assigned value is allocated to retained earnings.

(c)	In December 1999, the Company issued 4,950,500 common shares upon exercise of 4,950,500 special warrants. The financing was completed on a private placement basis at a price of $1.01 per special warrant for gross proceeds of $5,000,005. The Company also issued 495,050 underwriters’ warrants in connection with the sale of the special warrants. In September 2000, 199,010 shares were issued on exercise of these warrants for proceeds of $201,001; the remaining 296,040 warrants were exercised in July 2001 for proceeds of $325,644.

(d)	In 1999, 1,600,250 shares were issued on exercise of KeyWest A and B warrants for proceeds of $1,616,253. Unexercised A and B warrants expired September 22, 1999 and September 25, 1999, respectively. 4,166,667 KeyWest C warrants and 416,667 agent options expired unexercised on November 7, 1999.

(e)	Pursuant to the Officers, Directors and Employees Stock Option Plan (“the Plan”), the Company can reserve for issuance and grant stock options to a maximum of 4,730,000 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant. At December 31, 2001, 4,251,334 options with exercise prices between $0.65 and $1.81 were outstanding and exercisable at various dates to the year 2006.

A summary of the status of the Plan at December 31, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2001		2000

		Weighted Average		Weighted Average
	Number Of Options	Exercise Price	Number Of Options	Exercise Price

Stock options, beginning of year	4,184,000	$0.91	3,280,000	$0.78
Granted	655,000	$1.84	1,350,000	$1.22
Exercised	(237,666)	$0.89	(76,000)	$0.70
Cancelled	(350,000)	$1.60	(370,000)	$0.97

Stock options, end of year	4,251,334	$0.99	4,184,000	$0.91

Exercisable, end of year	2,422,999	$0.80	1,359,333	$0.73

Appendix E-24

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding at			Options Exercisable at
	December 31, 2001			December 31, 2001

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	of Options	Life	Price	of Options	Price

Range of Exercise Prices
$0.65 to $0.90	2,240,667	1.69	$0.68	1,863,999	$0.69
$0.90 to $1.15	1,190,667	3.33	$1.13	454,000	$1.11
Over $1.15	820,000	4.33	$1.59	105,000	$1.42

$0.65 to $1.81	4,251,334	2.66	$0.99	2,422,999	$0.80

In addition to the Plan, the Company initiated an employee stock purchase plan in 1999 which is available to all permanent employees. Under the terms of the stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by a local investment firm that purchases shares on behalf of the employees on the open market. The Company’s share of contributions is recorded as compensation expense and amounted to $168,808 in 2001 (2000 – $117,446, 1999 – $32,364).

(6)	Per share amounts:

In computing diluted earnings per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 – 1.2 million, 1999 – 0.7 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings in computing diluted per share amounts.

(7)	Taxes:

Effective January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. As permitted under the new rules, financial statements for all periods prior to January 1, 2000 have not been restated. The cumulative effect of adopting the liability method of tax allocation effective January 1, 2000 was a one time increase to future tax asset and reduction to capital assets of $960,793. The net earnings for the year were reduced by this amount as a result of the change.

The future income tax liability includes the following temporary differences:

	2001	2000

Oil and gas properties	$14,603,476	$7,720,517
Site restoration	(320,118)	(148,347)
Share issue costs	(321,214)	(327,526)

	$13,962,144	$7,244,644

The provision for current and future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before income taxes. The difference results from the following:

	2001	2000	1999
	Liability Method	Liability Method	Deferral Method

Earnings before taxes	$14,369,799	$11,773,371	$1,958,060
Combined federal and provincial tax rate	43.1%	44.6%	44.6%
Computed “expected” tax	6,193,383	5,250,923	873,295
Increase (decrease) in taxes resulting from:

Appendix E-25

Non-deductible crown charges net of royalty tax credits	1,723,709	1,717,243	411,908
Resource allowance	(2,905,096)	(2,388,370)	(318,989)
Non-deductible depletion and depreciation	—	—	36,795
Capital taxes and resource surcharges	400,000	196,938	60,000
Reduction in enacted tax rates	(259,313)	—	—
Non-deductible expenses	40,833	39,382	—
Other	159,484	—	—
Benefit of prior year losses	—	—	(1,003,009)

Reported income taxes	$5,353,000	$4,816,116	$60,000

(8)	Change in non-cash working capital:

	2001	2000	1999

Receivables	$1,182,170	$(3,794,584)	$(2,663,586)
Notes receivable	—	—	299,707
Accounts payable and accrued liabilities	(2,279,121)	4,704,151	4,948,929

	(1,096,951)	909,567	2,585,050

Non-cash working capital – operating	$102,288	$(2,451,265)	$(1,128,236)
Non-cash working capital – investing	(1,199,239)	3,039,621	3,443,377
Non-cash working capital – acquired in acquisition	—	321,211	269,909

	$(1,096,951)	$909,567	$2,585,050

(9)	Financial instruments:

The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest applied to the long-term debt.

All of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk.

Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

In 2001, oil and gas production revenue was increased by $1.3 million (2000 — $ nil; 1999 — $ nil) due to commodity and foreign exchange hedging activities. The Company had the following financial hedging positions outstanding at December 31, 2001:

Instrument	Position Hedged	Pricing	Term

AECO Natural Gas Costless Collars:	2,000 GJ per day	$3.00 - $3.75	November 2001 - March 2002
	2,000 GJ per day	$3.10 - $3.65	November 2001 - March 2002
	1,000 GJ per day	$3.10 - $4.10	December 2001 - March 2002
	1,000 GJ per day	$3.25 - $3.85	January 2001 - March 2002

Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts is nominal.

Appendix E-26

In December 2000 the Company entered into a crude oil basis swap to fix the differential price (West Texas Intermediate to Bow River, Alberta) on 500 barrels of oil per day at US $8.25 per barrel for fiscal 2001. At December 31, 2000, had the contracts been settled on that date, a gain of $1.7 million would have been realized.

In addition, the Company entered into a foreign exchange rate swap agreement for the 2001 fiscal year. These contracts total US $500,000 per month at an after discount rate of $1.515 Cdn/US or $0.66 US/Cdn. The estimated fair value at December 31, 2000 approximated contract value.

(10)	Reconciliation to United States generally accepted accounting principles (“U.S. GAAP”):

The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission (SEC). The significant differences in accounting principles and practices that could effect the reported earnings are as follows:

•	The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. To date, application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

•	The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

•	Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards (“SFAS”) No 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

•	The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

Reconciliation of the reported earnings as a result of the difference between Canada and the United States accounting principles in accounting for the estimated tax cost of the renunciations for the year ended December 31, 2001, 2000 and 1999 are as follows:

		2001	2000	1999

Earnings for the period, as reported		$9,016,799	$6,957,255	$1,898,060
Estimated tax cost of the renunciation of tax benefits on expenditures		(1,835,000)	(892,000)	(600,000)

Earnings for the period in accordance with United States Accounting Principles		$7,181,799	$6,065,255	$1,298,060

Earnings per share	— basic	$0.15	$0.13	$0.03
	— diluted	$0.15	$0.12	$0.03

(11)	Subsequent events

(a)	On September 25, 2002, the Company entered into an agreement with an arm’s length third party to purchase certain petroleum and natural gas assets located in Southern Alberta, specifically in

Appendix E-27

the Bashaw area (the “Bashaw Acquisition”). The purchase price for the Bashaw Acquisition was $61 million including closing adjustments, financed with borrowings under the Company’s $95 million credit facility. The deposit paid on September 25, 2002 of $6.1 million is included in other assets on the balance sheet. The purchase closed on October 1, 2002.

(b)	On October 2, 2002 the Company entered into an agreement for a private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant for net proceeds of $27.85 million. Each Special Warrant will entitle the holder to acquire one common share without payment of any additional consideration, subject to adjustment in certain events. The first closing of 6,165,480 Special Warrants was completed on October 4, 2002. The remaining 4,743,610 Special Warrants were issued on November 4, 2002.

(c)	On December 18, 2002, Viking Energy Royalty Trust (the “Trust”), Viking Holdings Inc. (“VHI”) and the Company entered into an arrangement agreement pursuant to which the Trust and VHI agreed to acquire the Company other than certain producing properties and undeveloped acreage in Alberta (“Newco Assets”) that are to be distributed to a newly formed corporation (“Newco”). Although fully binding, the parties to the agreement have agreed to negotiate in good faith the terms of a more extensive arrangement agreement and other elements of the arrangement on terms customary to a transaction of this nature. Under the terms of the agreement, all of the outstanding shares of the Company will be acquired by the Trust in exchange for consideration of $3.65 per share, payable on the basis of 0.5214 of a trust unit (“Trust Unit”) of the Trust (to a maximum of 28,000,000 Trust Units) or $3.65 per share payable in cash (to a maximum cash amount of $66,000,000), subject to pro-rating. In the event all the shareholders elect cash, the consideration payable for each share of the Company will be comprised of $1.00 cash and 0.3786 of a Trust Unit. As part of the arrangement, Newco will acquire the Newco Assets from the Company in exchange for common shares of Newco, which common shares will be distributed to shareholders of the Company. The agreement contains representations of the Trust and the Company and certain conditions to closing. The agreement may be terminated in the event the arrangement is not completed on or before April 30, 2003 or if there has been a misrepresentation, breach of any representation or warranty or non-performance of a covenant contained in the agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate such agreement.

APPENDIX F

FAIRNESS OPINION OF GRIFFITHS MCBURNEY & PARTNERS

APPENDIX G

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

     Pursuant to the Interim Order, KeyWest Shareholders and Optionholders have the right to dissent to the Arrangement. That right of dissent is described in the Circular. See “Rights of Dissent” for full details of the right of dissent and the procedure for compliance with the right of dissent. The full text of section 190 of the Canada Business Corporations Act is set forth below. Note that certain provisions of section 190 have been modified by the Interim Order attached to the circular as Appendix C, including that the written objection referred to in subsection 190(5) must be received by the corporate secretary of KeyWest or the chairman of the special meeting by not later than 2:00 p.m. (Calgary time) on the business day preceding the special meeting.

190.(1) Right to Dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(d)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(e)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(f)	amalgamate otherwise than under section 184;

(g)	be continued under section 188;

(h)	sell, lease or exchange all or substantially all its property under section 189(3); or

(i)	carry out a going-private transaction or a squeeze-out transaction.

(2)  Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)  Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)  No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)  Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)  Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Appendix G-2

(7)  Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8)  Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)  Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)  Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)  Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder rights are reinstated as of the date the notice was sent.

(12)  Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)  Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)  Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)  Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the

Appendix G-3

resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)  Shareholder application to court — If a corporation fails to apply to court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)  Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)  No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (5) or (16).

(19)  Parties — On an application to a court under subsection (5) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)  Powers of court — On an application to a court under subsection (5) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)  Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)  Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23)  Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)  Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)  Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)  Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX H

LUKE ENERGY LTD.

STOCK OPTION PLAN

1.	Purpose of Plan

     The purpose of this plan (the “Plan”) is to develop the interest of officers, directors and employees of Luke Energy Ltd. and its subsidiaries (collectively, the “Corporation”) and other persons who provide ongoing management or consulting services to the Corporation in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2.	Administration

     The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a committee of directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Committee”).

3.	Granting of Options

     The Committee may from time to time designate directors, officers or employees of the Corporation or any other Insider of or Service Provider to the Corporation (collectively, the “Optionees”) to whom options (“Options”) to purchase Common Shares of the Corporation (“Shares”) may be granted and the number of Shares to be optioned to each, provided that:

(a)	the total number of Shares issuable pursuant to the Plan shall not exceed 1,500,000 Shares (the “Share Maximum”), subject to the adjustment as set forth in Section 11 hereof and the other provisions hereof provided further that the Board of Directors of the Corporation shall have the right, from time to time, to increase the Share Maximum subject to all applicable regulatory approvals and approval of the shareholders of the Corporation, if required by applicable regulatory authorities; and

(b)	the number of shares reserved for issuance to any one Optionee shall not exceed 5% of the “outstanding issue” determined on the basis of the number of shares that are outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

     The Shares that are reserved for issuance on exercise of Options granted pursuant to this Plan that are cancelled, terminated or expire in accordance with the terms of the Plan prior to the exercise of all or a portion thereof shall be available for a subsequent grant of Options pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

4.	Vesting

     Vesting of any Options granted under this Plan shall be as to one-third on each of the first, second and third anniversaries of the date of grant.

5.	Exercise Price

     The exercise price (the “Exercise Price”) of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the current market price (the “Current Market Price”) of the Shares. For this purpose, “Current Market Price” shall mean the closing trading price per Share on the

Appendix H-2

Toronto Stock Exchange (or if the Shares are not listed on such exchange on such stock exchange as the Shares are then traded) on the last trading day preceding the date of grant on which there was a closing price or, if the Shares are not listed on any stock exchange a price determined by the Committee.

6.     Option Terms

          The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond 5 years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee (except as provided herein). In addition, each Option shall provide that:

(a)	upon the death of the Optionee, the option shall terminate on the date determined by the Committee which shall not be more than six months from the date of death; and

(b)	if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the expiry of the period (the “Termination Date”) 90 days following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

          An Option shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution.

7.     Exercise of Option

          Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

8.     Payment of Intrinsic Value of Options in Lieu of Exercise

          Upon exercise of any Options granted under the Plan, the Corporation and the Optionee may mutually agree that the Corporation may pay (subject to any applicable withholding tax) the Intrinsic Value of all or any of the Options exercised to the Optionee in consideration for disposition of the Optionee of the right to receive Shares pursuant to such Options and the termination thereof which amount may be paid, at the election or deemed election of the Optionee, in cash or in Shares, as provided herein. If the Corporation and the Optionee so mutually agree to the disposition by the Optionee and the termination of all or a portion of the right to receive Shares pursuant to the Options exercised the Corporation shall provide notice to the Optionee that the Optionee shall have a period of not less than 5 days to elect to receive cash or Shares in payment of the Intrinsic Value (and notice that if the Optionee does not elect within such period of time to receive cash or Shares, whether the Optionee will be deemed to have elected to receive cash or Shares). Following the election or deemed election of the Optionee to receive cash or Shares in respect of the Intrinsic Value, the Corporation shall, if the Intrinsic Value is payable in cash, cause a cheque to be issued payable to the Optionee (or as the Optionee may direct) or if the Intrinsic Value is payable in Shares, cause a certificate representing the Shares to be issued in the name of the Optionee (or as the Optionee may direct) to be sent by pre-paid mail or delivered to the Optionee within ten days of exercise of the applicable Options. If the Optionee elects or is deemed to have elected to receive all or any part of the Intrinsic Value in Shares, the number of Shares to be issued shall be determined by dividing the Intrinsic Value of the Options to be terminated and paid for in Shares divided by the weighted average price per share for the Shares for the five consecutive trading

Appendix H-3

days ending on the last trading day preceding the effective date of exercise of the Options on the Toronto Stock Exchange (or if the Shares are not listed on such exchange on such stock exchange as the Shares are then traded), such weighted average price to be determined by dividing the aggregates sale price of all Shares sold on the said exchange during the said five consecutive trading days by the total number of Shares so sold. Upon such payments being made, the Options which the Corporation has elected to cause the disposition thereof shall terminate and be at an end and the Optionee shall cease to have further rights in respect thereof.

9.     Termination of Option in the Event of Take-Over Bid

          In the event a take-over bid (as defined in the Securities Act (Alberta)), which is not exempt from the take-over bid requirements as Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) shall be made for the Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchange(s) upon which the Shares are then listed, if required by such exchanges. Upon payments as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10.     Acceleration Rights

          Options may provide that:

(a)	in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety (an “Asset Sale”) prior to the expiry time of an Option, such Option may be exercised, as to all or any of the Shares in respect of which such Option has not previously been exercised (including in respect of the right to purchase Shares not otherwise vested at such time) by the Optionee (the “Sale Acceleration Right”). The Sale Acceleration Right shall commence on the day following the closing of the Asset Sale and end on the earlier of the expiry time of the option and the thirtieth (30th) day following the closing of the Asset Sale. Notwithstanding the foregoing, the Sale Acceleration Right may be extended for such longer period as the Committee may resolve.

(b)	whenever the Corporation’s shareholders receive a take-over bid (as defined in the Securities Act (Alberta), as amended, or any successor legislation thereto), pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Shares of the Corporation (a “Control Bid”), such Option may be exercised as to all or any of the Shares in respect of which such Option has not previously been exercised (including in respect of Shares not otherwise vested at such time) by the Optionee (the “Bid Acceleration Right”). The Bid Acceleration Right shall commence on the date of the earlier of the expiry time of the option and the take-over bid and end on the tenth (10th) day following the expiry date of the Control Bid. Notwithstanding the foregoing, the Bid Acceleration Right may be extended for such longer period as the Committee may resolve.

11.     Alterations in Shares

          In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Optionee, in full, of any Option in respect of all of the shares granted or the Corporation shall pay a dividend upon the Shares by way of issuance to the holders thereof of additional Shares, Options with respect to any shares which have not been purchased at the time of any such consolidation, subdivision or stock dividend shall be proportionately adjusted so that the Optionee shall from time to time, upon the exercise of an Option, be entitled to receive the number of shares of the Corporation he would have held following such consolidation, subdivision or stock dividend if the Optionee had purchased the shares and had held such shares immediately prior to such consolidation, subdivision or stock dividend. Upon any such adjustments

Appendix H-4

being made, the Optionee shall be bound by such adjustments and shall accept the terms of such Options in lieu of the Options previously outstanding.

12.     Option Agreements

     A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Shares subject to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

13.     Regulatory Authorities Approvals

     The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

14.     Amendment or Discontinuance of the Plan

     The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan should be subject to prior approval of any stock exchange on which the Shares are listed, as required by such exchange, and approval of the shareholders of the Corporation if required by such exchange.

15.     Shares Duly Issued

     Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

16.     Options to Other Persons and Entities

     The provisions herein in respect of the grant of Options shall apply, with the appropriate modifications, to the grant of Options to any person or other entity to whom an Option could have been transferred as provided in the last paragraph of Section 6 hereof, in which case the Option shall nevertheless be deemed, for purposes of the Plan, to be held by the person that is the Service Provider to the Corporation in respect of such person or other entity to whom the Option is actually granted and the Options shall continue to be subject to the terms and conditions of the Plan as if the Service Provider remained the sole holder thereof.

17.     Definitions

     In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a)	“Associate” has the meaning ascribed thereto in the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted;

(b)	“Common Shares” means the common shares of the Corporation;

(c)	“Insider” of the Corporation means:

Appendix H-5

(i)	an insider as defined in the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii)	an Associate of any person who is an insider by virtue of paragraph (c)(i).;

(d)	“Intrinsic Value” means, in respect of each Share subject to an Option, an amount equal to the difference between:

(i)	the weighted average price per share for the Shares for five consecutive trading days ending on the last trading day preceding the date in question on the Toronto Stock Exchange (or if the Shares are not listed on the Toronto Stock Exchange on such stock exchange as the Shares are then traded) such weighted average price to be determined by dividing the aggregate sale price of all Shares sold on the said exchange during the said five consecutive trading days by the total number of Shares so sold; and

(ii)	the exercise price of the Options;

(e)	“Outstanding Common Shares” at the time of any share issuance or grant of stock Options means the aggregate number of Shares that are outstanding immediately prior to the share issuance or grant of stock Options in question on a non-diluted basis, excluding Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including, if listed thereon, the Toronto Stock Exchange;

(f)	“Service Provider” means:

(i)	an employee or Insider of the Corporation; and

(ii)	any other person or company engaged to provide on-going management or consulting services for the Corporation or any entity controlled by the Corporation;

(g)	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

(h)	“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) as from time to time amended, supplemented or re-enacted.

KEYWEST ENERGY CORPORATION

FORM OF PROXY
FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 25, 2003

The undersigned shareholder of KeyWest Energy Corporation (the “Corporation” or “KeyWest”) hereby appoints Harold V. Pedersen, of the City of Calgary, in the Province of Alberta, President and Chief Executive Officer of the Corporation or, failing him, Mary C. Blue, Executive Vice-President, of the City of Calgary, in the Province of Alberta, Secretary of the Corporation, or instead of either of the foregoing,____________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of shareholders of the Corporation (the “Meeting”), to be held on Tuesday, February 25, 2003 at 9:00 a.m. (Calgary time) in the Bonavista Room of the Westin Calgary, 320 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Form of Proxy in the following manner (check (☐) the appropriate box):

1.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) a special resolution, the full text of which is set forth as Appendix A to the information circular of KeyWest dated January 24, 2003 (the “Information Circular”), approving an arrangement involving KeyWest, Viking Energy Royalty Trust, Viking Holdings Inc., in its capacity as trustee for Viking Holdings Trust, Viking KeyWest Inc. and Luke Energy Ltd. (“Luke”) and the shareholders of KeyWest, under section 192 of the Canada Business Corporations Act, all as more particularly set forth and described in the accompanying Information Circular;

2.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) adopting Luke Energy Ltd.’s Stock Option Plan, all as more particularly set forth and described in Schedule H to the accompanying Information Circular;

3.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) approving an initial private placement of up to 1,645,000 common shares of Luke, all as more particularly set forth and described in the accompanying Information Circular;

4.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) approving future issuances of up to 8,226,360 common shares of Luke, all as more particularly set forth and described in the accompanying Information Circular; and

5.	At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

This Form of Proxy is solicited on behalf of the management of the Corporation. The common shares represented by this Form of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _________________, 2003	(signature of shareholder)

(name of shareholder – please print)

NOTES:
1.	If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This Form of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Form of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.	This Form of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of the Corporation c/o Computershare Trust Company of Canada, 530 – 8th Avenue S.W. Calgary, Alberta, T2P 3S8 at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

Investment Dealer or Broker soliciting proxy

     The owner signing above represents that the member of the proxy soliciting dealer group who solicited this proxy is:

Name of Investment Dealer or Broker	(Telephone)	(Fax)

Name of Registered Representative	(Address )

E-Mail Address

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
Acceptance of compensation by the above-named firm will constitute a representation by such firm that it is eligible to receive the solicitation fee in accordance with the provisions of the Proxy-Solicitation and has not engaged in any activity in violation of, and is receiving such fee in conformity with, the applicable securities laws, regulations and rules.

KEYWEST ENERGY CORPORATION

LETTER OF TRANSMITTAL AND ELECTION FORM

Please Review the Instructions Before Completing
this Letter of Transmittal and Election Form

For Use in Connection with the Arrangement Involving
KeyWest Energy Corporation, its Shareholders, Viking Energy Royalty Trust,
Viking Holdings Inc. in its capacity as trustee for Viking Holdings Trust,
Viking KeyWest Inc. and Luke Energy Ltd.

This Letter of Transmittal and Election Form (the “Form”) is for use by holders (“Shareholders”) of common shares (“Common Shares”) of KeyWest Energy Corporation (“KeyWest”) in connection with a proposed plan of arrangement (the “Arrangement”) as set forth in the arrangement agreement among KeyWest, Viking Energy Royalty Trust, Viking Holdings Inc., in its capacity as trustee for Viking Holdings Trust, Viking KeyWest Inc. and Luke Energy Ltd (“Luke”) which is being submitted for approval at the special meeting (the “Meeting”) of the Shareholders to be held on February 25, 2003. Shareholders are referred to the information circular and proxy statement (the “Information Circular”) of KeyWest dated January 24, 2003 which accompanies this Form. Capitalized terms used herein, and not otherwise defined herein, have the respective meanings ascribed thereto in the Information Circular.

It is recommended that the certificate(s) for all Common Shares which are subject to this election accompany the delivery of this Form to Computershare Trust Company of Canada (the “Depositary”) in accordance with the instructions set forth below. No cheques or certificates in satisfaction of the Trust Unit Consideration, Cash Consideration, Combined Consideration (each as hereinafter defined) or Luke Shares will be sent to a Shareholder unless share certificates representing Common Shares subject to this election have been delivered.

Please read the Information Circular (including, in particular, the recommendations of the Board of Directors of KeyWest set forth therein) and the attached instructions carefully before completing this Form.

In order for a Shareholder to be entitled to make an election to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration (each as hereinafter defined), this Form must be duly completed, signed and returned not later than 4:30 p.m. (Calgary time) on February 24, 2003 to the Depositary at one of the offices specified on the last page hereof.

The effective date of the Arrangement is anticipated to be February 26, 2003. If KeyWest has not received a duly completed election in respect of any Common Shares together with the certificates representing the Common Shares at or prior to 4:30 p.m. (Calgary time) on February 24, 2003, each such Shareholder will, upon the Arrangement becoming effective, be deemed to have selected the Trust Unit Consideration, as hereinafter defined. If the Arrangement does not proceed, this Form will be of no effect and the Depositary will return all deposited certificates representing Common Shares to the registered holders thereof as soon as possible.

TO:	KEYWEST ENERGY CORPORATION
AND TO:	VIKING ENERGY ROYALTY TRUST
AND TO:	VIKING HOLDINGS INC.
AND TO:	VIKING KEYWEST INC. (“AcquisitionCo”)
AND TO:	LUKE ENERGY LTD.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned, by execution of this Letter of Transmittal and Election Form, hereby represents and warrants that: (a) the undersigned is the owner of the Common Shares represented by the share certificate(s) described in the table on the following page; (b) such shares are owned by the undersigned, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (c) the undersigned has full power and authority to make this election; (d) unless the undersigned shall have revoked this election by notice in writing given to KeyWest not later than 4:30 p.m. (Calgary time) on February 24, 2003, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Common Shares; and (e) the undersigned will complete and execute any additional documents, transfers or other assurances as may be necessary or desirable to complete the Arrangement.

DESCRIPTION OF COMMON SHARES OF KEYWEST DEPOSITED
(please print)

Certificate Number	Name of Registered Holder	Number of Common Shares

Note: If space insufficient, please attach a list in the above form.

THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF KEYWEST RELATING TO THE PROPOSED ARRANGEMENT, THE FULL TEXT OF WHICH IS SET OUT ON OR ABOUT PAGE 43 OF THE INFORMATION CIRCULAR. The Board of Directors of KeyWest has not made any recommendations as to whether any Shareholder should elect to receive the Cash Consideration, the Trust Unit Consideration, or the Combined Consideration.

ELECTION

     The undersigned hereby makes the following election in respect of the Common Shares owned by the undersigned and identified above.

     Effective upon the Arrangement, each issued and outstanding Common Share owned by the undersigned shall be sold, assigned and transferred to AcquisitionCo and the holder thereof shall be entitled to receive from the Trust and AcquisitionCo, subject to prorationing as described in Instruction 1 on page 5 herein, either:

☐	Option A — 0.5214 of a Trust Unit for each Common Share owned (the “Trust Unit Consideration”), subject to a maximum Trust Unit pool of 28,000,000 Trust Units (the “Trust Unit Limit”);

☐	Option B — Cdn. $3.65 in cash for each Common Share owned (the “Cash Consideration”), subject to a maximum cash pool of $66,000,000 (the “Cash Limit”); or

☐	Option C — a combination of Trust Unit Consideration and Cash Consideration (the “Combined Consideration”) as follows:

(i) for Trust Units on the basis of 0.5214 of one Trust Unit for each Common Share, subject to the Trust Unit Limit; and

(ii) (insert whole number) Common Shares owned by the undersigned shall be exchanged for Cdn. $3.65 in cash for each Common Share, subject to the Cash Limit.

     In addition, pursuant to the Arrangement the undersigned will receive one tenth (0.10) of a Luke share (“Luke Share”) for each Common Share owned by the undersigned and identified above, subject to rounding as described in Instruction 2.

Please Complete the Boxes

Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive the Trust Unit Consideration for all of its Common Shares pursuant to the Arrangement. The election may have material tax consequences and, as a result, Shareholders are urged to consult their tax advisor as to their election.

Unless otherwise indicated under Special Payment Instructions or Special Delivery Instructions below (in which case payment or delivery shall be made in accordance with those instructions), the certificate(s) representing the Trust Units, any cheque(s) for Cash Consideration and the certificate(s) representing the Luke Shares shall be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if such address or delivery instructions are not given, to the latest address of record on KeyWest’s share register). If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BLOCK A SPECIAL PAYMENT INSTRUCTIONS	BLOCK B SPECIAL DELIVERY INSTRUCTIONS

To be completed only if the certificate(s) for the Luke Shares, Trust Units and/or cheque for the Cash Consideration are NOT to be issued in the name of the undersigned:	To be completed only if the certificate(s) for the Luke Shares, Trust Units and/or cheque for the Cash Consideration are to be sent to a name or an address specified below the signature of the undersigned.

In the Name of:
In the Name of:	(please print)
(please print)

Address:	Address:

(include postal or zip code)	(include postal or zip code)

(Social Insurance Number)

(Daytime Phone Number)

BLOCK C

Are you a U.S. Resident or a U.S. citizen?

☐    Yes

☐    No

Please provide taxpayer identification number:

Also please complete and return with the Letter of Transmittal the enclosed Substitute Form W9, if applicable. See Instruction 8.

BLOCK D
HOLD FOR PICK-UP

Check here if the certificate(s) for the Luke Shares, Trust Units and/or cheque(s) for the Cash Consideration are to be held for pick-up at the office of the Depositary at which the Form is deposited.

☐

All authority herein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Le soussigné atteste avoui exigé que la lettre d’envoi et formulaire de choix soit rédigée en langue anglaise. The undersigned acknowledges having required that this Letter of Transmittal and Election Form be drafted in the English language.

Signature guaranteed by
(if required under Instruction 4):

Authorized Signature

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Dated:                , 2003

Signature of Shareholder or Authorized
Representative (see Instruction 5)

Name of Shareholder (please print or type)

(Name of Authorized Representative, if applicable)
(please print or type)

Address of Shareholder (please print or type)

Daytime Telephone Number of Shareholder

EVERY DEPOSITING SHAREHOLDER MUST COMPLETE AND EXECUTE THE ABOVE, INCLUDING WHERE REQUIRED, THE SIGNATURE GUARANTEE INFORMATION.

INSTRUCTIONS

1.     Elections

In order for a Shareholder’s election to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration to be valid, Shareholders must deposit with the Depositary (at the address specified on the last page hereof) on or before 4:30 p.m. (Calgary time) on February 24, 2003, or if the Meeting is adjourned, such time on the business day immediately prior to the date of that adjourned Meeting (the “Election Deadline”), a duly completed Form indicating their election to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration for their Common Shares together with the certificates representing those Common Shares.

The maximum amount of Cash Consideration available to pay for the Common Shares pursuant to the Arrangement is $66,000,000. The maximum amount of Trust Unit Consideration available to pay for the Common Shares pursuant to the Arrangement is 28,000,000 Trust Units.

“Aggregate Cash Elected” means the aggregate amount of cash that would be payable to all Shareholders of KeyWest based upon the elections to receive the Cash Consideration or the Combined Consideration duly made by all Shareholders pursuant to the election on page 2 hereof before giving effect to the proration provisions set forth below in this Instruction 1.

“Aggregate Units Elected” means the aggregate number of Trust Units that would be issuable to all Shareholders based upon the elections to receive the Trust Unit Consideration or the Combined Consideration duly made by all Shareholders pursuant to the election on page 2 hereof (including, for greater certainty, elections to receive the Trust Unit Consideration deemed to have been made by Shareholders who do not deposit with the Depositary a duly completed Form on or before the Election Deadline and otherwise fully comply with the requirements of the Form and these instructions in respect of an election to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration) before giving effect to the proration provisions set forth below in this Instruction 1.

If the Aggregate Cash Elected exceeds the Cash Limit, the amount of Cash Consideration paid to all Shareholders so electing shall be prorated (based on the fraction equal to the Cash Limit divided by the Aggregate Cash Elected) among all such Shareholders who made an election to receive the Cash Consideration or the Combined Consideration so that the aggregate amount of cash payable to all such Shareholders shall be equal to the Cash Limit, and such Shareholders shall receive the Trust Unit Consideration in respect of the balance of such Shareholders’ Common Shares. If the Aggregate Units Elected exceeds the Trust Unit Limit, the amount of Trust Unit Consideration issued to the Shareholders so electing or being deemed to have so elected shall be prorated (based on the fraction equal to the Trust Unit Limit divided by the Aggregate Shares Elected) among all Shareholders who made (or are deemed to have made) an election to receive the Trust Unit Consideration or the Combined Consideration so that the number of Trust Units issuable to all such Shareholders shall be equal to the Trust Unit Limit, and such Shareholders shall receive the Cash Consideration in respect of the balance of such Shareholders’ Common Shares.

Shareholders who do not deposit with the Depositary a duly completed Form on or before the Election Deadline and otherwise fully comply with the requirements of the Form and these instructions in respect of an election to receive the Trust Unit Consideration, the Cash Consideration or the Combined Consideration will be deemed to have elected to receive the Trust Unit Consideration for their Common Shares.

The election may have material income tax consequences and, as a result, Shareholders are urged to consult their tax advisor as to their election.

2.     Fractional Trust Units and Luke Shares

No fractional Trust Units or Luke Shares will be issued. Where a Shareholder elects or is deemed to have elected to receive the Trust Unit Consideration, or elects to receive the Combined Consideration and the aggregate number of Trust Units to be issued to that Shareholder would result in a fraction of a Trust Unit being issued, in lieu of any fractional Trust Unit each registered Shareholder will receive the next highest whole number of Trust Units.

Where a Shareholder is receiving Luke Shares and the aggregate number of Luke Shares to be issued to that Shareholder would result in a fraction of a Luke Share being issued, in lieu of fractional Luke Shares each holder of a

Common Share who would otherwise be entitled to receive a fractional Luke Share shall receive the next highest number of Luke Shares.

3.     (a)    Delivery of Letter of Transmittal and Election Form and Certificates

Certificates representing Common Shares, together with the Form or a facsimile thereof, must be delivered to the Depositary at the address on the last page hereof. The method of delivery is at the option and risk of the holder, but if mail is used, registered mail with return receipt requested and properly insured, is recommended. Delivery will be effected only when documents are actually received by the Depositary at any one of the offices specified.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

(b)	Lost Certificates

If a share certificate has been lost or destroyed, this Form should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Election Deadline.

4.     Guarantee of Signatures

No signature guarantee is required on the Form if the Form is signed by the registered Shareholder of the Common Shares deposited therewith, unless that Shareholder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions”.

In all other cases, all signatures on the Form must be guaranteed by an Eligible Institution. See also Instruction 6.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.     Signature on Letter of Transmittal and Election Form, Powers and Endorsements

If the Form is signed by the registered holder(s) of the Common Shares deposited therewith, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any other change whatsoever. The certificate(s) need not be endorsed.

If the Form is signed by a person other than the registered holder(s) of the Common Shares deposited therewith, the certificate(s) must be endorsed or accompanied by appropriate security transfer or stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate(s). The signature(s) on those certificate(s) or power(s) must be guaranteed by an Eligible Institution.

If the Common Shares deposited with a Form are held of record by two or more joint owners, all those owners must sign the Form.

If any deposited Common Shares are registered in different names or variations of a name, it will be necessary to complete, sign and submit as many separate Forms as there are different registrations of certificates.

If the Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing and submit proper evidence of their authority to so act.

KeyWest or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.     Special Payment and Delivery Instructions

The boxes entitled “Special Payment Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificate(s) for the Luke Shares, Trust Units and/or cheque(s) to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Form; (b) sent to someone other than the person signing the Form or to the person signing the Form at an address other than that appearing below that person’s signature; or (c) held by the Depositary for pick-up. See also Instruction 4.

7.     Representations

The representations made in this Form shall survive the completion of the Arrangement.

8.     Backup U.S. Federal Income Tax Withholding and Substitute Form W-9

Under U.S. federal income tax law, certain Shareholders who receive cash in exchange for their Common Shares pursuant to the Arrangement may be subject to backup withholding on such payments. To avoid backup withholding, a Shareholder who is a U.S. person must provide the Depositary with such Shareholder’s correct taxpayer identification number (“TIN”) (or certify that such taxpayer is awaiting a TIN) and provide certain other information by completing the Substitute Form W-9 enclosed with this Letter of Transmittal. Failure to complete the Substitute Form W-9 will not by itself cause the Common Shares to be deemed invalidly exchanged. If, however, the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the U.S. Shareholder or other payee to a fifty-dollar (US$50) penalty. In addition, payments that are made to a U.S. Shareholder or other payee with respect to Common Shares exchanged pursuant to the Arrangement may be subject to backup withholding at the applicable rate (thirty percent (30%) in 2002 and 2003).

Certain Shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements.

If backup withholding applies, the Depositary is required to withhold thirty percent (30%) of any payments made to the Shareholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service, provided that the appropriate information is furnished to the Internal Revenue Service.

If the Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future and so indicates on the Substitute Form W-9, the Depositary may retain thirty percent (30%) of the payments made prior to the time a properly certified TIN is provided to the Depositary. If the Shareholder properly certifies its TIN to the Depositary within sixty (60) days of the date of the Substitute Form W-9, the Depositary will remit such amount retained to the Shareholder. If, however, the Shareholder has not properly certified its TIN to the Depositary within such sixty (60) day period, the Depositary will remit such previously retained amount to the Internal Revenue Service as backup withholding.

9.     Additional Copies and Information

Additional copies of the Form may be obtained from the Depositary at one of the addresses set out below. Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at its office in Toronto or Calgary set forth below.

10.     Acceptance

Manually signed photocopies of the Form, properly completed and duly executed, will be accepted. The Form and certificates for Common Shares and any other required documents should be sent or delivered by each Shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

Offices of the Depositary:

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Computershare Trust Company of Canada
Watermark Tower
Suite 600, 530 – 8th Avenue S.W.
Calgary, AB
T2P 3S8
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: caregistryinfo@computershare.com

TO BE COMPLETED BY ALL U.S. SHAREHOLDERS
(See Instruction 8)

SUBSTITUTE FORM W-9

Department of the Treasury
Internal Revenue Service

Part I   Taxpayer Identification
          Number (TIN)

Please provide your TIN in the appropriate box at right.
Certify by signing and dating below under Part III.

Part II   For Payees NOT Subject
          to Backup Withholding

Payer’s Request for Taxpayer
Identification Number and Certification

Social Security Number

OR

Employer Identification Number

(If awaiting TIN write “Applied For” and complete
Certificate Of Awaiting Taxpayer Identification Number below)

☐   Check this box if you are exempt from backup withholding

Part III   Certification

Under the penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item 2.

Signature	Date

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF THIRTY PERCENT (30%) OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE ARRANGEMENT.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
(Must Be Completed If You Wrote “Applied For” in Part I of Substitute Form W-9)

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, thirty percent (30%) of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature	Date

NEWS RELEASE

KEYWEST ENERGY CORPORATION ANNOUNCE MAILING
OF MEETING MATERIALS

Calgary, January 30, 2003 - KEYWEST ENERGY CORPORATION (“KeyWest”) (KWE – TSX) announced today that it has mailed to shareholders an information circular for a special meeting to consider the previously announced business combination with Viking Energy Royalty Trust (“Viking”). Viking and KeyWest propose to combine their major assets in Viking and transfer certain of KeyWest’s minor assets to a newly-created growth-oriented junior oil and gas company called Luke Energy Ltd. which has applied for a Toronto Stock Exchange listing. The special meeting of shareholders will be held on Tuesday, February 25, 2003 at 9:00 a.m. (Calgary time) in the Bonavista Room, Westin Hotel, 320 – 4th Avenue S.W. Calgary, Alberta. The information circular is also available at www.sedar.com.

KeyWest’s common shares are listed on the Toronto Stock Exchange under the trading symbol “KWE”.

For further information, please contact:

Harold V. Pedersen
President & Chief Executive Officer
         or

Mary C. Blue
Executive Vice President

KEYWEST ENERGY CORPORATION
Suite 1220, 520 - Fifth Avenue S.W.
Calgary, Alberta T2P 3R7

Telephone: (403) 261-2766
FAX: (403) 234-9637

Website: www.KeyWestenergy.com

2300, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

www.gmponline.com

January 24, 2003

Board of Directors
KeyWest Energy Corporation
1200, 520 - 5th Avenue SW
Calgary, Alberta
T2P 3R7

Dear Sirs:

Griffiths McBurney & Partners (“GMP” or “we”) understand(s) that Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. (“VHI”), Viking KeyWest Inc. (“Acquisitionco”), KeyWest Energy Corporation (“KeyWest”) and Luke Energy Ltd. (“Luke”) have executed an arrangement agreement (the “Arrangement Agreement”) dated January 17, 2003 to effect a business combination whereby Viking will acquire all of the outstanding common shares of KeyWest (the “KeyWest Shares”), including all KeyWest Shares which may become outstanding on the exercise of options or other rights to purchase KeyWest Shares. The business combination will be implemented pursuant to a Plan of Arrangement (the “Arrangement”) which provides that KeyWest shareholders (“Shareholders”) will receive (i) $3.65 cash for each KeyWest Share, provided that not more than $66 million shall be payable under the Arrangement; or (ii) 0.5214 trust units of Viking (“Viking Units”) for each KeyWest Share, provided that not more than 28 million Viking Units shall be issuable under the Arrangement; or (iii) subject to the stated maximums set forth above, any combination thereof. In the event that elections by Shareholders exceed the maximum amount of cash payable, the consideration to be paid for each of the KeyWest Shares shall be comprised of 0.3786 of a Viking Unit plus $1.00 in cash, all in accordance with the terms of the Arrangement Agreement. In addition, each holder of KeyWest Shares will receive one Luke common share (“Luke Share”) for each ten KeyWest Shares held.

The Arrangement is more fully described in the information circular of KeyWest dated January 24, 2003 (the “Information Circular”) to be mailed to Shareholders in respect of a special meeting of Shareholders to be held in Calgary, Alberta on February 25, 2003 (the “Meeting”) and is conditional upon the approval by at least 66 2/3% of the votes cast by Shareholders attending the Meeting in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Information Circular.

We understand that certain Shareholders who collectively own, directly or indirectly, or exercise control or direction over approximately 9% of the outstanding KeyWest Shares have entered into agreements whereby they have agreed to vote in favor of the Arrangement, subject to certain conditions.

To assist the Board of Directors of KeyWest (the “Board”) in considering the terms of the Arrangement, and the making of its recommendations in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the “Fairness Opinion”) as to whether the consideration offered under the Arrangement is fair, from a financial point of view, to the Shareholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated December 9, 2002 (the “Engagement Agreement”) and accepted by KeyWest on December 10, 2002 to act as KeyWest’s primary agent and financial advisor with respect to enhancing Shareholder value including, but not limited to, conducting a confidential sale process of KeyWest. GMP’s services included discussions and negotiations with prospective purchasers for KeyWest, providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of KeyWest or of any of the assets, liabilities or securities of KeyWest or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Shareholders and GMP has received no instructions from KeyWest in connection with the preparation of this Fairness Opinion.

Qualifications of GMP

GMP is an independent Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP’s services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinions expressed herein are the opinions of GMP as an entity. The principal individuals responsible for the preparation of this Fairness Opinion were Thomas A. Budd, President and Managing Partner, and Sandy L. Edmonstone, Investment Banker. Mr. Budd and Mr. Edmonstone have 21 years and 5 years, respectively, of experience in the financial services industry.

Relationships with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of KeyWest or Viking, or any of their respective associates or affiliates (collectively, the “Interested Parties”). GMP has acted as a financial advisor, agent or underwriter to KeyWest in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of KeyWest, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, KeyWest or other Interested Parties.

2

The Engagement Agreement provides for GMP to receive from KeyWest, for the services provided, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. KeyWest has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to KeyWest by GMP and its personnel under the Engagement Agreement.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to KeyWest in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to KeyWest, Viking and Luke, including information derived from meetings and discussions with the management of KeyWest, Viking and Luke. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to KeyWest:

i)	drafts of the Information Circular up to and including the date hereof;

ii)	the Arrangement Agreement made as of January 17, 2003;

iii)	the audited financial statements for KeyWest for the years ended December 31, 2001 and December 31, 2000;

iv)	the unaudited financial statements of KeyWest for the nine month period ended September 30, 2002, the six month period ended June 30, 2002 and the three month period ended March 31, 2002;

v)	the most recently filed Annual Information Form of KeyWest for the year ended December 31, 2001;

vi)	the most recently filed Management Proxy / Information Circular of KeyWest for the year ended December 31, 2001;

vii)	the final short form prospectus filed by KeyWest on November 20, 2002;

viii)	the current projected annual budget for the years ended December 31, 2002 and December 31, 2003, prepared by KeyWest, including management estimates of capital expenditures, production and net operating income;

ix)	a schedule of issued and outstanding shares and options of KeyWest as at January 17, 2003;

x)	an evaluation of undeveloped land acreage and land values of KeyWest prepared by Seaton- Jordan & Associates Ltd. as at October 1, 2002;

3

xi)	a summary valuation of the oil and gas reserves and the present worth of future net cash flows of KeyWest’s properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at October 1, 2002;

xii)	a letter of representation as to certain factual matters dated the date hereof provided by KeyWest and addressed to us;

xiii)	public information relating to the business, operations, financial performance and stock trading history of KeyWest and other selected public companies we considered relevant;

xiv)	certain non-public information regarding KeyWest, its business and projects; and

xv)	discussions with senior management of KeyWest with respect to, among other things, the past and future operations of KeyWest, KeyWest’s competitive position in the market, the prospects of Luke, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Viking:

i)	drafts of the Information Circular up to and including the date hereof;

ii)	the audited financial statements for Viking for the years ended December 31, 2001 and December 31, 2000;

iii)	the unaudited financial statements of Viking for the nine month period ended September 30, 2002, the six month period ended June 30, 2002 and the three month period ended March 31, 2002;

iv)	the most recently filed Annual Information Form of Viking for the year ended December 31, 2001;

v)	the most recently filed Management Proxy / Information Circular of Viking for the year ended December 31, 2001;

vi)	the final short form prospectus filed by Viking on January 7, 2003;

vii)	a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Viking as prepared by Gilbert Laustsen Jung Associates Ltd., dated January 1, 2002;

viii)	a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Landover Energy Inc. as prepared by McDaniel & Associates Consultants Ltd., dated January 1, 2002;

ix)	a summary valuation of oil and gas reserves and the present worth of future net cash flows of these reserves in the Consort Area as prepared by Gilbert Laustsen Jung Associates Ltd., dated February 1, 2002;

x)	an evaluation of undeveloped land acreage and land values of Viking prepared by Charter Land Services Ltd., as at December 31, 2001;

4

xi)	the current projected annual budget for the years ended December 31, 2002 and December 31, 2003, prepared by Viking, including management estimates of capital expenditures, production and net operating income;

xii)	a letter of representation as to certain factual matters dated the date hereof provided by Viking and addressed to us;

xiii)	public information relating to the business, operations, financial performance and unit trading history of Viking and other selected publicly traded royalty trusts we considered relevant; and

xiv)	certain non-public information regarding Viking, its business and projects.

As pertaining to Luke:

i)	drafts of the Information Circular up to and including the date hereof;

ii)	a summary evaluation of the oil and gas reserves and of the present worth of Luke’s properties prepared by Gilbert Laustsen Jung Associates effective as at January 1, 2003;

iii)	a summary schedule of actual daily sales volumes and netbacks of the Luke Properties, on a quarterly basis, for the nine months ended September 30, 2002, and for the year ended December 31, 2001;

iv)	a production history summary of the Luke Properties for the nine months ended September 30, 2002 and for the year ended December 31, 2001;

v)	a summary valuation of undeveloped land acreage and land values of the Luke Properties as prepared by Seaton-Jordan & Associates Ltd. as at January 15, 2003;

vi)	forecasted information prepared by KeyWest management including estimates of capital expenditures, production and net operating income of Luke; and

vii)	certain non-public information regarding Luke, its business and projects.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. KeyWest, Viking and Luke granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of KeyWest. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board’s acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions

5

(collectively, the “Information”) referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information. In addition, senior officers of each of KeyWest and VHI, on its own behalf and on behalf of Viking, have made representations to us in certificates dated as of January 24, 2003.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have with respect to all legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of legal and tax counsel to KeyWest and express no view thereon. The Arrangement is subject to a number of conditions outside the control of KeyWest and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or KeyWest.

The Fairness Opinion is rendered as of December 18, 2002, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of KeyWest and its respective subsidiaries as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of KeyWest. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase the Common Shares or construed as a recommendation to vote in favour of the Arrangement. Our conclusion as to the fairness of the consideration offered under the Arrangement to Shareholders is based on our review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

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Fairness Considerations

In assessing the fairness, from a financial point of view, of the consideration offered under the Arrangement to Shareholders, GMP reviewed and considered a number of quantitative and qualitative factors, including the following:

i)	a comparison of the consideration to be received in the Arrangement to the range of values for the KeyWest Shares based on various methodologies involving forecasted cash flows and net asset values along with our analysis of comparable public companies and comparable transactions considering such factors as cash flow, production and reserves volumes;

ii)	a comparison of the consideration to be received in the Arrangement to the recent stock market trading prices of the KeyWest Shares prior to the announcement of the Arrangement;

iii)	an opportunity for Shareholders to receive Viking Units and Luke Shares for their KeyWest Shares and thereby participate, through their ownership of Viking Units, in the receipt of monthly cash distributions and, through their ownership of Luke Shares, in the potential upside of a junior oil and gas company; and

iv)	an opportunity to merge with an income trust, forming a combined entity which is anticipated to be financially and operationally stronger than KeyWest alone, and also maintain, through Luke an interest in certain of KeyWest’s properties.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing, we are of the opinion that the consideration offered under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to Shareholders.

This Fairness Opinion may be relied upon by the management of KeyWest and the Board for the purpose of considering the Arrangement and its recommendation to Shareholders with respect to the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

(Signed) Griffiths McBurney & Partners

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